Form 20-F
period 2019-03-31
Ruhnn Holding Ltd
filed 2019-07-30
CIK 1753268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number 001-38852

Ruhnn Holding Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

4F, Building 1, Blue Collar Garment Industrial Park 7-1 North Hong Pu Road Yu Hang District, Hangzhou 311100 People’s Republic of China +86-571-2882-5222
(Address of principal executive offices)

CHI Zhenbo, Chief Financial Officer Telephone: +86-571-2882-5222 Email: chizb@ruhnn.com At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing five Class A ordinary shares	RUHN	The Nasdaq Stock Market
Class A ordinary shares, par value US$0.000000001 per share*		The Nasdaq Stock Market

*          Not for trading, but only in connection with the listing on The Nasdaq Stock Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g)

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

363,572,659 ordinary shares were outstanding as of March 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•                  “ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•                  “ADSs” are to our American depositary shares, each of which represents five Class A ordinary shares;

•                  “AI” are to artificial intelligence;

•                  “CAGR” are to compound annual growth rate;

•                  “China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•                  “DeepFashion” are to an AI solution developed by one of our investee companies that improves fashion design process;

•                  “Equity Restructuring” are to a series of equity transactions that our company, our founders and the institutional shareholders of Hangzhou Ruhnn Holdings Co., Ltd., or Hangzhou Ruhnn, effected in October 2018 to re-domicile the holding entity of our business from the PRC to the Cayman Islands as described in more detail under “Item 4. Information on the Company — A. History and Development of the Company” section of this annual report;

•                  “fans” are to followers to KOLs on social media platforms and e-commerce platforms, and references to the number of fans in this annual report are to the simple sum of the followers of the relevant KOL(s) on different social media platforms and e-commerce platforms, and therefore, a single fan may be included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both;

•                  “fiscal year” is to the period from April 1 of the previous calendar year to March 31 of the concerned calendar year;

•                  “GMV” is to gross merchandize value, which represents the aggregate value of merchandize ordered in our online stores and third-party online stores to which we provide KOL sales services (but not including online stores to which we only provide KOL advertising services), regardless of whether the merchandise is actually sold, delivered or returned. Our calculation of GMV includes shipping charges paid by buyers. GMV of third-party online stores to which we provide KOL sales services includes the GMV of all products ordered on such stores because we generally provide KOL sales services for all products sold on such stores; Since January 2019, we have provided KOL sales services for specified products in certain third-party online stores, and in such cases, only the GMV of such products for which we provided KOL sales services are included in our GMV for the relevant period.

•                  “Hangzhou Dayi Minority Interest Acquisition” are to the transactions completed in March 2019, whereby we acquired the remaining 49% of equity interests in Hangzhou Dayi from Hangzhou Wunai Yidui Trade Co., Ltd., a company wholly owned by ZHANG Yi, and issued 44,165,899 ordinary shares, which have been re-designated as Class A ordinary shares, to China Himalaya Investment Limited, a company wholly owned by ZHANG Yi;

•                  “Hangzhou Ruhnn” are to Hangzhou Ruhnn Holdings Co., Ltd., a joint stock limited liability company established under the laws of the PRC;

•                  “KOLs” are to key opinion leaders;

•                  “millennials” are to people born in the early 1980s to the early 2000s;

•                  “number of our KOLs’ fans” are to the simple sum of fans of all of our KOLs on all major social media platforms and e-commerce platforms, and as a result, if an individual is a fan of more than one KOL or is a fan of a KOL on multiple social media platforms and e-commerce platforms, he or she will be counted multiple times;

•                  “ordinary shares” prior to the completion of our initial public offering are to our ordinary shares, par value US$0.000000001 per share, and upon and after the completion of our initial public offering are to our Class A and Class B ordinary shares, par value 0.000000001 per share;

•                  “ordinary shares issued and outstanding” are to our ordinary shares issued and outstanding;

•                  “our company” are to Ruhnn Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

•                  “our KOLs” or “our signed KOLs” are to KOLs who have entered into cooperation agreements with us;

•                  “RMB” or “Renminbi” are to the legal currency of China;

•                  “US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•                  “variable interest entity,” “VIE” or “Hanyi E-Commerce” is to Hangzhou Hanyi E-Commerce Co., Ltd., a limited liability company established under the laws of the PRC and 100% owned by PRC citizens and entities; and

•                  “we,” “us,” “our” and “Ruhnn” are to (i) prior to the consummation of the Equity Restructuring on October 4, 2018, our predecessor, Hanyi E-Commerce, and its consolidated subsidiaries, and (ii) following the consummation of the Equity Restructuring, our company and its consolidated subsidiaries and affiliated entities.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.7112 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On July 26, 2019, the noon buying rate for Renminbi was RMB6.8785 to US$1.00.

We listed our ADSs on the Nasdaq Global Select Market under the symbol “RUHN” on April 3, 2019.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•                  our goals and growth strategies;

•                  our future business development, financial condition and results of operations;

•                  trends in the internet KOL facilitator industry in the PRC and globally;

•                  competition in our industry;

•                  fluctuations in general economic and business conditions in China and other regions where we operate;

•                  the regulatory environment in which we and companies integral to our ecosystem operate;

•                  our proposed use of proceeds from this offering; and

•                  assumptions underlying or related to any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

The following summary combined and consolidated statements of operations data for fiscal years ended March 31, 2017, 2018 and 2019 and summary combined and consolidated balance sheet data as of March 31, 2018 and 2019 have been derived from our combined and consolidated financial statements included elsewhere in this annual report. The summary combined and consolidated balance sheet data as of March 31, 2017 has been derived from our audited combined and consolidated financial statements that are not included in this annual report.

You should read the following summary combined and consolidated financial data in conjunction with our combined and consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Fiscal Year Ended March 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales	572,445	99.1	912,512	96.3	942,781	140,479	86.2
Services	5,457	0.9	35,068	3.7	150,657	22,449	13.8
Total net revenues	577,902	100.0	947,580	100.0	1,093,438	162,928	100.0
Cost of revenues:
Cost of product sales	(362,609)	(62.7)	(625,263)	(66.0)	(683,057)	(101,779)	(62.5)
Cost of services	(2,619)	(0.5)	(18,122)	(1.9)	(68,336)	(10,182)	(6.2)
Total cost of revenue	(365,228)	(63.2)	(643,385)	(67.9)	(751,393)	(111,961)	(68.7)
Gross Profit	212,674	36.8	304,195	32.1	342,045	50,967	31.3
Operating expenses:
Fulfillment expenses	(69,412)	(12.0)	(100,071)	(10.6)	(126,850)	(18,901)	(11.6)
Sales and marketing expenses	(97,813)	(16.9)	(146,207)	(15.4)	(205,660)	(30,644)	(18.8)
General and administrative expenses	(67,106)	(11.6)	(130,978)	(13.8)	(92,005)	(13,709)	(8.4)
Other operating (loss) income, net	(168)	—	710	0.1	927	138	0.1
Loss from operations	(21,825)	(3.7)	(72,351)	(7.6)	(81,543)	(12,149)	(7.4)
Interest income	42	—	88	—	595	89	0.1
Interest expense	(1,574)	(0.3)	—	—	(107)	(16)	—
Foreign exchange gain (loss)	56	—	(241)	—	34	5	—
Gains from deemed sales of investments	—	—	—	—	7,600	1,132	0.7
Loss before income taxes	(23,301)	(4.0)	(72,504)	(7.6)	(73,421)	(10,939)	(6.6)
Income tax expenses	(15,243)	(2.6)	(15,843)	(1.7)	(10,413)	(1,552)	(1.0)
Loss from equity method investees	(1,593)	(0.3)	(1,607)	(0.2)	(1,090)	(162)	(0.1)
Net loss	(40,137)	(6.9)	(89,954)	(9.5)	(84,924)	(12,653)	(7.7)
Net loss per ordinary share:
Basic and diluted	(0.17)		(0.33)		(0.23)	(0.03)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	319,407		319,407		321,585	321,585

	As of March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Combined and Consolidated Balance Sheet:
Cash and cash equivalents	21,369	9,714	89,960	13,405
Restricted cash	—	21,208	13,861	2,065
Accounts receivable, net	219	6,240	29,372	4,377
Inventories	234,579	320,383	220,151	32,804
Advances to suppliers, net	40,977	24,695	42,145	6,280
Prepaid expenses and other current assets	31,238	30,295	32,969	4,913
Total current assets	333,031	412,829	428,459	63,842
Total assets	342,292	424,644	689,291	102,708
Accounts payable	68,697	72,890	78,061	11,631
Amounts due to related parties	285,570	374,558	574,860	85,657
Total liabilities	385,509	558,669	781,137	116,393
Total shareholders’ deficit	(43,217)	(134,025)	(91,846)	(13,685)
Total liabilities and shareholders’ deficit	342,292	424,644	689,291	102,708

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.7112 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On July 26, 2019, the noon buying rate for Renminbi was RMB6.8785 to US$1.00.

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.      Risk Factors

Risks Relating to Our Business and Industry

We may not be able to maintain and optimize our KOL ecosystem.

Our ability to maintain our KOL ecosystem which creates strong network effects among our ecosystem participants is critical to our success. The extent to which we are able to maintain and strengthen the attractiveness of our ecosystem depends on our ability to offer a mutually beneficial platform for all participants, including our KOLs, their fans who are potential buyers in our online stores, designers, brands and online retailers, manufacturers and suppliers. To this end, we need to maintain the quality of our products and services, develop attractive opportunities and create profits for our ecosystem participants, expand the scope and scale of our ecosystem, and retain our participants. We must also continue utilizing data to enhance our KOL selection and cultivation, increase fan engagement, develop our product design and merchandising, improve operational efficiency and upgrade our technology infrastructure.

Changes made to enhance our ecosystem or balance the interests of participants may be viewed positively by one participant but may have negative effects upon another. If we fail to balance the interests of all participants in our ecosystem, we may fail to attract and retain additional ecosystem participants, which could adversely impact our business, financial condition and results of operations.

Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

We have a limited operating history. Our founders started to explore the commercialization of KOLs through e-commerce in 2014, and the first company in our current corporate structure commenced operations in 2016. Revenues from our product sales through full-service model increased by 59.4% from RMB572.4 million for fiscal year 2017 to RMB912.5 million for fiscal year 2018, and increased by 3.3% to RMB942.8 million (US$140.5 million) for fiscal year 2019. Revenues from our services through platform model increased by approximately 5.4 times from RMB5.5 million for fiscal year 2017 to RMB35.1 million for fiscal year 2018, and increased by approximately 3 times to RMB150.7 million (US$22.4 million) for fiscal year 2019. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will grow at the same rate as we did in the past or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

A substantial portion of our GMV and revenue is generated from online stores opened in the names of a limited number of KOLs. We may experience a decrease in purchases on our online stores.

Online stores opened in the names of our top-tier KOLs accounted for 65.1%, 66.1% and 53.5% of our GMV for fiscal years 2017, 2018 and 2019, respectively, and 67.2%, 69.0% and 68.0% of our revenue for fiscal years 2017, 2018 and 2019, respectively. In particular, online stores opened in the name of Zhang Dayi, one of our top-tier KOLs, accounted for 49.6%, 51.0% and 43.7% of our GMV for fiscal years 2017, 2018 and 2019, respectively, and 50.8%, 52.4% and 55.3% of our revenue for fiscal years 2017, 2018 and 2019, respectively. The success of our online stores is largely determined by the popularity of the KOLs in whose names such stores are opened. KOLs with more fans are able to reach a wider audience when they promote our products on their social media pages and to direct more potential customers to our online stores to purchase such products. As of March 31, 2019, our top-tier KOLs had approximately 34.6 million fans and Zhang Dayi had approximately 24.2 million fans on various social media platforms, representing 22.3% and 15.6%, respectively, of the total number of fans of our KOLs.

Our concentration on online stores opened in the names of a few KOLs exposes us to the risk of substantial decreases in, or impediments to the growth of, our GMV and revenue if the number of fans or the popularity of any of such KOLs is reduced or fails to grow. We anticipate that our top-tier KOLs will continue to contribute to the majority of our total net revenues in the near future, as it will take time for other KOLs to develop their fan bases and thus our customer base. We cannot assure you that our top-tier KOLs will be able to retain their popularity, or our other KOLs will be able to increase their number of fans. Any failure to do so will materially and adversely affect our business, prospects, financial performance and results of operations.

We have incurred net losses in the past, and we may continue to incur losses in the future.

We have incurred net losses in our history. For fiscal years 2017, 2018 and 2019, we incurred net losses of RMB40.1 million, RMB90.0 million and RMB84.9 million (US$12.7 million), respectively, and negative cash flows from operations of RMB240.5 million, RMB27.6 million and RMB9.4 million (US$1.4 million), respectively. We expect our operating expenses to increase in absolute amounts in the future due to (i) the continued expansion of our business, (ii) the continued investment in AI solutions and technology infrastructure, and (iii) the continued identification and cultivation of new KOLs, which will affect our ability to achieve profitability.

Our ability to achieve profitability depends on our ability to, among other things, increase the number of fans and consumers, grow and diversify our product and service offerings and optimize our cost structure. However, we may not be able to achieve any of the above. In particular, our sales and marketing expenses increased by 49.5% from RMB97.8 million for fiscal year 2017 to RMB146.2 million for fiscal year 2018, because we opened a number of new online stores in fiscal year 2018 and we paid more service fees to e-commerce platforms and social media for promoting our new online stores. Moreover, our sales and marketing expenses further increased by 40.7% to RMB205.7 million (US$30.6 million) for fiscal year 2019, primarily due to the increased expenses of KOL incubation, cultivation, content production and training in order to support increased activities in the Company’s KOL sales and advertising businesses. If we continue to incur substantial sales and marketing expenses without being able to achieve the anticipated consumer and GMV growth, our operating results may be materially and adversely affected. As a result, we may fail to improve our operating margin and may continue to incur net losses in the future.

We and our KOLs may fail to anticipate or influence changes in fans’ buying preferences and develop our product offering and merchandising.

The success of our business depends on our and our KOLs’ ability to anticipate and influence the purchase decisions of our KOLs’ fans. The market for products sold in our online stores, in particular women’s apparel, changes rapidly in ways that are often difficult to predict. Consequently, we must stay abreast of emerging consumer preferences, anticipate product trends that will appeal to our KOLs’ existing and potential fans and take them into account during our product design and manufacturing process. This requires a combination of various elements, including but not limited to accurate analysis and prediction of market trends, timely collection of fans’ feedback, strong research and development capability, and access to flexible product production. If we are unable to accurately predict or timely react to evolving preferences or trends, or if we misjudge the market for our products, the continued success and future growth of our business could be materially and adversely affected, potentially resulting in significant decreases in revenue.

We may not be able to attract new KOLs or retain our existing KOLs.

We rely on our KOLs to promote our products and to drive traffic to our online stores. See “Item 4. Information on the Company — B. Business Overview — Our KOLs — Key Information of Our Selected KOLs.” We enter into cooperation agreements with our KOLs. The term of the cooperation agreements typically ranges from three to five years. If any of our KOLs cease to cooperate with us during the term of the cooperation agreement or employment agreement, sales and marketing efforts of that KOL will reduce. If we are unable to enforce our rights against him or her, there may be less or no traffic to our online stores opened in his or her name and we may generate less revenue from such online stores. Even if we are able to enforce our rights against the relevant KOL, the gross compensation that we receive through enforcement may be substantially less than the revenue we would have earned were the cooperation agreement performed in full by the relevant KOL.

Starting from 2017, the cooperation agreements we entered into with our KOLs normally provide that, if the KOL’s revenue or number of new fans reaches a certain threshold during the initial contract term, it will automatically renew for a period of three years upon expiration of the original term. However, the cooperation agreements entered into before 2017 do not have such provision. If, after the term, any of our KOLs is able to sustain his or her popularity and decides to open his or her own online store or to cooperate with other KOL sales and marketing platforms, he or she may compete with our KOLs and our online stores and our ability to generate revenue could be reduced.

We may not be successful in cultivating KOLs and may be unable to recoup the costs incurred in cultivating our KOLs.

We incurred a significant amount of operating expenses in training and providing professional support to our KOLs for fiscal years 2017, 2018 and 2019. A significant portion of such expenses in respect of each KOL are incurred before the KOL has developed a sufficiently large fan base to generate any revenue for us.

The cultivation of successful KOLs is subject to many uncertainties, including their personal style, charisma, attitude and professionalism, the receptiveness of social media users to our KOLs and other circumstances beyond our control. If any of our KOLs fails to develop a fan base to our expectations, we may not open any online store in his or her name or such online store may not be successful, and in such case, we may fail to receive the expected revenue from online stores or fail to recoup the costs incurred in training and supporting such KOL, which may adversely impact our business, financial condition and results of operations.

Negative publicity about our KOLs or our products may materially and adversely affect our reputation, our business and the trading price of our ADSs.

Negative publicity about our KOLs or our products may arise and appear on the internet and other media from time to time, and negative publicity of a more serious nature may arise in the future. For example, our KOLs may post unlawful, false, offensive or controversial content on their social media pages, notwithstanding any terms of use of the social media platforms and our guidelines, which may result in negative comments and complaints or even cause their accounts to be closed by social media platforms. In addition, they may also receive negative publicity if they are involved in any illegal activities, scandals or rumors.

Our products may also be subject to negative publicity for various reasons, such as complaints about the quality of our and their products and related services or other public relation incidents of us, which may adversely affect our reputation and the sales of our products of those of third-party online retailers in our online stores. Any such negative publicity, regardless of veracity, could result in the expenditure of funds and management time and may have a material and adverse effect on our reputation, our business and the trading price of our ADSs.

We have experienced rapid growth since our inception, but we may fail to adequately manage our expansion.

Our rapid growth has placed, and continues to place, significant strain on our management and our technology infrastructure, as well as our operational, financial and administrative systems. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded systems, procedures and controls. We will also need to continue expanding, training, managing and motivating our KOLs and employees and manage our relationships with our customers, suppliers and other service providers. All of these endeavors involve risks and will require substantial management effort and additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business, financial condition and results of operations.

We face challenges and risks associated with diversifying our monetization channels.

We have in the past generated most of our revenue from our full-service model. In the future, under our full-service model, we intend to establish our online stores on more popular e-commerce platforms, diversify our product portfolio and expand into additional verticals. Further, under our platform model, we plan to diversify our service offerings to include more KOL services such as additional forms of advertising and casting. Such plans may require us to devote significant financial and managerial resources and may not perform as expected. In addition, we may not be able to successfully anticipate and address customer demands and preferences in connection with new product offerings and our existing network may not be adaptable to the new product offerings.

We also expect to explore new monetization opportunities and expand our revenue sources, and to adjust the proportion of our revenue from different revenue sources in response to changes in market conditions. This may make predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. We may also be inexperienced with the operations associated with new monetization opportunities.

If we cannot successfully address challenges, we may not be able to recoup our investments with respect to any new initiatives, in which case our business, financial condition and results of operations could be materially and adversely affected.

We may fail to manage our inventories effectively.

To operate our business successfully and meet our consumers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. However, forecasts are inherently uncertain. For example, as we allow consumers to cancel their pre-orders, we may not be able to make accurate forecasts and actual orders may be lower than our forecasted orders, and therefore, we may not be able to maintain an appropriate level of inventory of fabrics and raw materials for production. In addition, if our forecasted demands are lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner and may lose sales and market share to our competitors. On the other hand, if our forecasted demand is higher than actual demand, we may be exposed to increased inventory risks due to accumulated excess inventory of our finished products, fabrics or raw materials. Excess inventory levels may lead to increases in inventory holding costs, risk of inventory obsolescence, increases in markdown allowances and write-offs.

Our return and exchange policies may adversely affect our results of operations.

We have adopted consumer-friendly return and exchange policies that make it convenient for consumers to change their minds after completing purchases. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the recently amended Consumer Protection Law, which became effective in March 2014, consumers are generally entitled to return the products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Tort Liability, Product Quality and Consumer Protection.” These policies subject us to additional costs and expenses, which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers, our costs may increase significantly, and our results of operations may be materially and adversely affected.

Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

We have experienced, and we expect to continue to experience, seasonal fluctuations in our revenues, which have caused, and will continue to cause, fluctuations in our results of operations. We generally experience a lower level of sales in the fourth quarter of each fiscal year due to the Chinese New Year holiday, during which consumers generally spend less time on our KOLs’ social media spaces and on online shopping, while we usually have higher sales in the third quarter of each fiscal year due to sales on Singles Day in November, Double Twelve in December and sales of fall and winter apparel, which typically have a higher average selling price than spring and summer apparel. In addition, our logistics and fulfillment service hours will be impacted by holidays.

We make planning, inventory and personnel decisions based on our estimates of demand. If we fail to adequately increase inventory levels for popular products or do not have sufficient staff to handle purchase orders in a timely manner, we may fail to meet consumer demand, which may reduce the volume of transactions in our online stores as well as the attractiveness or such online stores. On the other hand, if we overstock products or if we hire more staff than required, we may be required to take inventory markdowns or write-offs or we may incur unnecessary costs, which could reduce our profits.

We may be subject to product liability claims that could be costly and time-consuming.

We sell our products and promote third-party merchants’ products on our KOL sales and marketing platform; some of the products may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us. We could also be subject to claims that consumers were harmed due to their reliance on our KOLs’ promotion of third-party brands’ products. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant manufacturers or third-party merchants compensation that we are required to make to consumers in connection with a product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amounts from these parties. Any product liability claim, regardless of its merit or success, could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our reputation, business, financial condition and results of operations.

We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our KOL sales and marketing platform.

Under our platform model, our KOLs represent reputable brands and online retailers on our KOL sales and marketing platform. However, brands’ and online retailers’ measures of safeguarding against counterfeit, unauthorized, illegal, or infringing products sold through e-commerce platforms may not be adequate. Although we have indemnity clauses in most of our contracts with our brands and online retailers, sales could decline and our reputation may be adversely affected. We may be subject to sanctions under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to consumers. If consumers are injured by counterfeit, unauthorized, illegal, or infringing products sold on our KOL sales and marketing platform, we may be subject to lawsuits, severe administrative penalties and criminal liability. See “— We may be subject to product liability claims that could be costly and time-consuming.” We believe our reputation is extremely important to our success and our competitive position. The discovery of counterfeit, unauthorized, illegal, or infringing products promoted by our KOLs or sold on our KOL sales and marketing platform may severally damage our reputation among brand partners, and they may refrain from using our services in the future, which would materially and adversely affect our operations and financial results.

We rely on a limited number of online social media platforms and e-commerce platforms to conduct our business. However, operators of the platforms may curtail or inhibit our ability to use the platforms, or there may be material disruption of the platforms.

Our KOLs use social media platforms such as Weibo, Weitao and WeChat to promote our and third-party products and to drive traffic to online stores on Taobao.

While they are generally open to all users, these social media and e-commerce platforms have no obligation to allow us or our KOLs to use their platforms in the long term. If we or our KOLs breach the terms of use of such platforms, or for any other reason, the platform operators may decide at any time to curtail or inhibit our ability to use such platforms, for example, by banning or closing our or our KOLs’ user accounts. Additionally, these platforms may increase their fees or make changes to their respective business models, terms of use, policies or systems, and those changes could impair or restrict our or our KOLs’ ability to post content and sell products. Further, social media platforms and e-commerce platforms could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses and security breaches.

Any of the above could reduce our KOLs’ ability to post promotional content, fans’ and consumers’ engagement time, our ability to serve third-party online retailers, and traffic and sales on our online stores, any of which could affect our ability to achieve profitability or have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

As of March 31, 2019, we had over 800 fabric suppliers, wholesale clothing providers and manufacturers on our supplier list who had worked with us and with which we expect to continue our business relationships in the near future. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our suppliers to provide fabrics and sample clothes or to produce apparel for us on favorable pricing terms. We typically enter into framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the relevant contractual terms. We cannot assure you that our current suppliers will continue to sell products or provide services to us on commercially acceptable terms, or at all, after the term of the current agreement expires. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected.

Moreover, we may also become involved in disputes with our suppliers on the required prepayments and relevant settlement afterwards. If we fail to maintain business relationships with our suppliers due to such disputes, and we will need to establish new supplier relationships promptly to ensure that we have access to a steady supply of products or services on favorable commercial terms. However, we cannot assure you that we will be able to find new suppliers who can satisfy our requirements.

The success of our platform model is linked to the success of third-party merchants whose products and services our KOLs promote or who publish advertisements on the social media space of our KOLs.

For our platform model, our success and our growth are partly dependent upon the success of third-party merchants who hire our KOLs to promote their products and services or who place advertisements on our KOL sales and marketing platform. As we continue growing our business under our platform model, our future success will be dependent more on the success of such third-party merchants, including brands and online retailers. As we negotiate with third-party merchants on a case-by-case basis, the rates we charge for our KOL service fees may vary from merchant to merchant. Some third-party merchants may contribute significantly to our total GMV while accounting for a much smaller portion of our service revenue. We cannot assure you that our efforts to optimize our customer base under our platform model will be successful or will not have any material adverse impact on our business performance or results of operations. If our customers under our platform model were to have financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products or services decreases, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our customers’ marketing, brands or retail stores are not successful or if they reduce their marketing efforts.

We depend on logistics service providers to deliver products to customers, and they may fail to provide reliable logistics services.

We rely on logistics service providers to deliver products to our customers. See “Item 4. Information on the Company — B. Business Overview — Our Suppliers —Logistics Service Providers.” Any major interruptions to or failures in these logistics service providers could prevent the timely or successful delivery of products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party logistics providers, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If products are not delivered on time or are delivered in a damaged state, customers may return the products and may claim refund from us, third-party brands or other online retailers who cooperate with us, and these third-party brands or other online retailers may have less confidence in our services. As a result, we may lose brand and online retailer partners, and our business, financial condition and results of operations could suffer.

We are subject to payment processing related risks.

Our online stores accept payments through third party online payment platforms such as Alipay. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profitability. We may be subject to fraud and other illegal activities in connection with online payment. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

In addition, as restricted by Alipay, one corporate entity can only be associated with a maximum of five online store accounts and receive revenues generated from these stores via Alipay. As we can associate our online store accounts to a limited number of our VIE’s subsidiaries, we directly receive payments from a minority of our online store accounts via Alipay, while the majority of our online stores transfer their sale proceeds to us through bank accounts opened in the names of the respective KOLs. We have taken measures to maintain control over such KOLs’ bank accounts and avoid KOLs’ misappropriation or any other misconduct in connection with our revenues generated from online stores. For example, we create and keep the passcodes required to access the online payment system. However, we cannot assure you that these measures will be effective and keep us from being harmed by KOLs’ misappropriation or misconduct. In addition, according to the Administrative Measures for RMB Bank Settlement Account, a corporation is not allowed to misuse personal accounts to receive payments from customers. Therefore, if our control over the KOL bank accounts is deemed as misuse by relevant government authorities, we may be subject to fines.

We may not be able to provide high-quality customer service.

We depend on our customer service representatives and online store managers to provide assistance to customers on our online stores. See “Item 4. Information on the Company — B. Business Overview — Our Customers — Consumers.” If they fail to satisfy the individual needs of customers, our sales could be negatively affected and we may lose potential or existing third-party online retailers, which could have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to compete successfully against current and future competitors.

We face competition in the internet KOL facilitator market and e-commerce market in China, and we expect greater competition in the future from new market entrants. Intensified competition may result in a decrease in our market share or reduction in revenue or difficulty in recruiting new KOLs, any of which could negatively affect our business, financial condition, results of operations and our ability to grow our business.

In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments expand into our market segments. If we cannot compete successfully against our current and future competitors, our business, financial condition and results of operations could be adversely affected.

We depend on our senior management as well as experienced and capable personnel generally, but we may fail to attract, motivate and retain them.

Our future success is significantly dependent upon the continued service of our senior management and other key employees, including FENG Min, SUN Lei (Ray), SHEN Chao (Eric) and CHI Zhenbo (Nick). If members of our senior management team or other key personnel resign, join a competitor or form a competing company, we may not be able to locate suitable or qualified replacements and may face uncertainty and incur additional expenses as we seek to recruit and train new staff, which could severely disrupt our business and growth.

We have entered into employment, non-compete, non-solicitation and confidentiality agreements with our senior management and other key personnel. However, these employment, non-compete, non-solicitation and confidentiality agreements do not ensure the continued service of these senior management and key personnel, and we may not be able to enforce these agreements. In addition, we do not maintain key person life insurance for any of the senior members of our management team or other key personnel.

Competition for discovering and signing talents in the internet KOL facilitator industry and e-commerce industry in China is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

We may fail to obtain requisite approvals, licenses or permits applicable to our business or fail to comply with PRC laws and regulations.

Our business is subject to supervision and regulation by relevant PRC government authorities, including the State Administration for Market Supervision, the Ministry of Industry and Information Technology of the PRC, the National Development and Reform Commission, the Ministry of Culture and Tourism of the PRC, China Food and Drug Administration and/or their relevant local counterparts. These government authorities promulgate and/or enforce regulations that cover many aspects of operation of online retailing such as Interim Measures for the Administration of Online Commodities Trading and Relevant Services, Product Quality Law of the PRC, Pricing Law of the PRC, Administrative Measures for Food Business Licensing, Regulations for the Administration of Commercial Performances and E-commerce Law of the PRC. We are required to hold a number of licenses and permits in connection with our operations, such as business license, commercial performance permit and food business license. While we currently hold all material licenses and permits required for our operations, we may be required to renew these licenses and permits upon their expiration or obtain new licenses or permits in the future as a result of our business expansion, change in our operations or change in laws and regulations applicable to us.

As the e-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding the interpretation and implementation of current and future PRC laws and regulations applicable to our operations. Our current business activities could be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. In addition, although relevant PRC government authorities currently do not have any laws or regulations governing KOLs’ qualifications, activities, behaviors and other elements that may have an impact to our business, they could tighten the restrictions on KOL-related business and promulgate new laws and regulations in the future.

If we fail to adapt to any new regulatory requirement or any competent government authority considers that we operate our business without any requisite license, permit or approval, or otherwise fails to comply with applicable regulatory requirements, we may be subject to administrative actions and penalties against us, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.

We may fail to renew our leases upon expiration or comply with relevant PRC laws that require registration of lease agreements as well as other title certificates, in which case we may have to relocate our offices or warehouses.

As of March 31, 2019, we leased 11,282 square meters of office space in Hangzhou and Shanghai, and leased an aggregate of over 59,080 square meters of warehouses in Haining and Hangzhou, Zhejiang Province, and we may have to relocate for a number of reasons.  For example, we may not be able to successfully renew leases upon expiration of the current term and may decide to move to more premium locations or have to relocate our operations as required by relevant PRC laws and regulations. In particular, one of our warehouses which is not located at our registered corporate addresses in China has not registered as our branches with the competent government authority and we may be subject to fines of up to RMB100,000 for each of such warehouses or may need to relocate our warehouses. In those cases, we may not be able to locate desirable alternative sites for our offices or warehouses under favorable terms. Nevertheless, we are in the process of establishing an operating entity to modify the registration of our corporate addresses to cover the said warehouse.

We have not been able to receive from our lessors of some of our leased properties copies of title certificates or proof of authorization to lease the properties to us. In addition, we have not registered most of our lease agreements with relevant government authorities as required by PRC law. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected offices or warehouses and incur additional expenses relating to such relocation. In addition, failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

In addition, in connection with the Equity Restructuring, Hangzhou Ruhnn sold us office spaces which Hangzhou Ruhnn purchased from a third-party seller in 2017. We have taken possession of these office spaces and currently use them as offices. However, we have not obtained the building ownership certificates for these office spaces and we are in the process of obtaining such certificates. Without these building ownership certificates, we cannot assure you that our title to the given office spaces will not be challenged by third parties.

We may not be able to adequately protect our intellectual property rights and exclusive rights.

We rely on a combination of trademark, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights and other exclusive rights. Our cooperation agreements with KOLs typically provide that we own their portrait rights or right of publicity on social media platforms, social media accounts and online store accounts. Our cooperation agreements with KOLs also include provisions on confidentiality and intellectual property rights protections. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. Our success also depends in part upon the technology and AI solutions that we utilize in designing and manufacturing products as well as certain systems we use in managing the entire fulfillment and transaction process.

Nevertheless, it may be possible for third parties to obtain and use our intellectual property and exclusive rights without authorization. Intellectual property protection may not be sufficient or consistent in China. Moreover, cooperation agreements and confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights and exclusive rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property and exclusive rights is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property and exclusive rights. In the event that we resort to litigation to enforce our intellectual property rights and exclusive rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation or that that we would be able to halt any unauthorized use of our intellectual property and exclusive rights. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be accused of infringing intellectual property rights of others and content restrictions of relevant laws.

Third parties may claim that the technology or content used in our KOLs’ social media pages or our operation of online stores infringe upon their intellectual property rights. For example, while offering our advertising services, we may be subject to liabilities such as infringement of copyrights or trademarks and to other claims based on the materials and content posted on our KOL sales and marketing platform. We have been in the past subject to claims relating to infringement of the intellectual property rights of others. The possibility of intellectual property claims against us increases as we continue to grow. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of the information disseminated through our KOLs’ social media pages or our online stores were deemed by the PRC government to violate any content restrictions, we would not be able to continue displaying such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event, defending against these claims could be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, legal fees and other costs, as well as limit our ability to conduct business or require us to change the manner in which we operate. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

The proper functioning of our information technology systems is essential to our business. We may fail to maintain the satisfactory performance of our systems.

Our business relies on the proper functioning of our information technology systems. We use information technology systems to enable us to conduct our operations, including product design and procurement, inventory control, supplier management, market data analysis, sales, logistics, KOL identification, cultivation and support, customer service, budgeting and financial reporting. Although we did not experience any material failure or breakdown of our information technology systems during fiscal years 2017, 2018 and 2019, we cannot assure you that our information technology systems will always operate without interruptions. Any malfunction of our information technology systems, whether caused by computer viruses, hacking or other security breaches, errors encountered during system upgrades or other issues, that result in the unavailability or slowdown of our information technology systems may, individually or collectively, materially and adversely affect our business, financial condition and results of operations.

In addition, computer viruses, security breaches and information theft may lead to delays or errors in transaction processing, inability to fulfill purchase orders or loss of data. We cannot assure you that our security mechanisms will be sufficient to protect our information technology systems from any such occurrences, which could materially and adversely affect our business, reputation and prospects.

Further, we must continue to upgrade and improve our information technology systems and software to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in implementing these system and software upgrades and improvement plans. In particular, our systems may experience interruptions during upgrades, and any new technologies may not be fully integrated with our existing systems on a timely basis, or at all. If our existing or future technology systems or software do not function properly, we could experience disruptions and failures, which in turn could materially and adversely affect our business, financial condition and results of operations.

Our business generates, collects and processes a large quantity of data, and any improper use or disclosure of or unauthorized access to such data may harm our reputation.

Our business generates, collects and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face challenges related to protecting the data in our system, including against attacks on our system by outside parties or fraudulent behavior by our employees, addressing concerns related to privacy and sharing, safety, security and other factors, and complying with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including requests from regulatory and government authorities relating to such data.

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

Failure to protect confidential information of KOLs, fans and consumers, brands and other merchants on our KOL sales and marketing platform against security breaches could damage our reputation and substantially harm our business and results of operations.

A significant challenge to the e-commerce business is the secure storage of confidential information and its secure transmission over public networks. A majority of the product orders and purchase payments are made through online transactions. Maintaining complete security on our KOL sales and marketing platform for the storage and transmission of confidential or private information, such as consumers’ personal information, payment-related information and transaction information, is essential to maintain consumer confidence in our platform.

We have adopted strict security policies and measures, including encryption technology, to protect our proprietary data and buyer information. However, advances in technology, skills of hackers, new discovery in the field of cryptography or other events or development could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties from illegally obtaining such confidential or private information we hold with respect to KOLs, fans and consumers, brands and other merchants on our platform. Such individuals obtaining confidential or private information may further engage in various illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party online payment service providers through which most of our consumers may choose to make payment for purchases. Any negative publicity about our online stores’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security measures of third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

We may not be able to obtain sufficient capital to maintain or expand our business operations.

Our business operations and expansion require a substantial amount of capital. We had negative cash flows from operations of RMB240.5 million, RMB27.6 million and RMB9.4 million (US$1.4 million) for fiscal years 2017, 2018 and 2019, respectively. We expect that our business operations will continue to require a substantial amount of working capital and we cannot assure you that we will be able to achieve positive cash flows from operations in the near future. To expand our business, we have also incurred, and expect to continue to incur, substantial costs to expand our KOL pool and develop our diversified monetization channels and we may only be able to recover such costs over the long term.

We have historically funded our operations with contributions and advances from our shareholders. There can be no assurance that we will be able to generate sufficient cash from our operations to fund our capital requirements or raise additional funds through equity or debt financings on satisfactory terms or at all, in which case we may be required to prioritize projects or curtail capital expenditures, and our results of operations could be adversely affected. On the other hand, if we raise funds through debt financings, we may also become subject to restrictive covenants that could limit our future capital raising activities and other financial and operational matters. If we raise funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company.

We may engage in acquisitions, investments or strategic alliances in the future, which could require significant management attention and materially and adversely affect our business and results of operations.

We may identify strategic partners to form strategic alliances and invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. These investments may involve minority stakes in other companies, acquisitions of entire companies or acquisitions of selected assets.

Any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may not have sufficient insurance coverage.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory. However, we do not maintain business interruption insurance, general third-party liability insurance or key-man insurance. This could leave us exposed to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any losses or that we will be able to successfully claim for losses under our current insurance policies on a timely basis, or at all. If we incur losses that are not covered by our insurance policies, or if the amount reimbursed is significantly less than our actual losses, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our combined and consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weakness in our internal control over financial reporting, which relate to (i) a lack of sufficient accounting personnel with U.S. GAAP knowledge and SEC financial reporting requirements and lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP, and (ii) a lack of formal risk assessment process over financial reporting and internal control framework. The material weaknesses, if not remediated timely, may lead to material misstatements in our combined and consolidated financial statements in the future.

Following the identification of the material weaknesses and other control deficiencies, we have taken measures, and plan to continue to take measures, to remediate these control deficiencies. See “Item 15. Controls and Procedures — Internal Control Over Financial Reporting”. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon completion of our initial public offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for fiscal year ending March 31, 2020. In addition, once we cease to be an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We may experience a severe or prolonged downturn in the global or Chinese economy.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect advertising customers’ willingness to advertise or consumers’ willingness to spend on entertainment. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as concerns about the economic effect of the tensions in the relationship between the United States, China and neighboring Asian countries. Starting from early 2018, U.S. President Donald J. Trump announced the imposition of tariffs on Chinese goods entering the United States, and recently both China and the U.S. have each imposed additional tariffs. The United States may also in the future impose tariffs on the importation of consumer products. Although we do not currently export any of our products to the United States, we may do so in the near future. It is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions, the stability of global financial markets and the Chinese economy. If present Chinese and global economic uncertainties persist, we may have difficulty in attracting advertising customers or spending by consumers on entertainment. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Any occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza, SARS or Ebola, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. To comply with such laws and regulations, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance to our employees. Additionally, we provide supplementary medical insurance for all management and research and development personnel. We currently make social insurance and housing fund contributions according to the minimum standards announced by local governments, but we may be deemed as violating relevant PRC laws and regulations that require companies to make social insurance and housing fund contributions based on actual wages. We may be deemed as violating the PRC Social Insurance Law and the Administrative Measures on Housing Fund, and we may be subject to fines and legal sanctions, including a late charge and a fine ranging from one to three times the amount due, and our business, financial condition and results of operations may be adversely affected.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Risks Relating to Our Corporate Structure

The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations.

Pursuant to the Circular on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce), or the New E-commerce Circular, while foreign investors are allowed to hold up to 100% equity interest of an entity operating online data processing and transaction processing business (operational e-commerce) in China, such foreign investors still need to satisfy certain stringent qualification requirements, for instance, the major foreign investors must have good track records and operating experience in the value-added telecommunications service industry. Further, there remain significant uncertainties with respect to the interpretation and implementation of the New E-commerce Circular as well as the applications for the license regarding online data processing and transaction processing business by a wholly foreign funded enterprise in practice.

To maintain our flexbility to engage in operational e-commerce business in the future and to ensure compliance with PRC laws and regulations, we conduct our businesses in China mainly through our PRC affiliates, Hangzhou Hanyi E-Commerce Co., Ltd., or Hanyi E-Commerce or VIE, and its subsidiaries. Hanyi E-Commerce is 1% owned by FENG Min and 99% owned by Hangzhou Xinghui, which is a company incorporated in the PRC and wholly owned by FENG Min. FENG Min is a PRC citizen. We entered into a series of contractual arrangements with Hanyi E-Commerce, which enable us to:

•                  exercise effective control over Hanyi E-Commerce and its subsidiaries;

•                  receive substantially all of the economic benefits from Hanyi E-Commerce and its subsidiaries; and

•                  have a call option to purchase all or part of the equity interests in Hanyi E-Commerce when and to the extent permitted by the relevant laws.

Because of these contractual arrangements, we are the primary beneficiary of Hanyi E-Commerce and its subsidiaries and treat them as our PRC affiliates under U.S. GAAP. We consolidate the financial results of Hanyi E-Commerce and its subsidiaries in our financial statements in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our VIE and Its Shareholders.”

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what affect they may have on our corporate structure. On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, contractual arrangements could be deemed as a form of foreign investment under future laws, administrative regulations or provisions of the State Council of the PRC. If the other laws, administrative regulations and provisions of the State Council do not incorporate contractual arrangements as a form of foreign investment, the contractual arrangements as a whole and each of the agreements comprising the contractual arrangements will not be materially affected and will continue to be legal, valid and binding on the parties. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Foreign Investment” and “—We face uncertainties with respect to the implementation of the Foreign Investment Law.” If, as a result of such contractual arrangement, we or Hanyi E-Commerce and its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or we fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  being unable to exert control over affiliated entities;

•                  revoking the business licenses and/or operating licenses of Hangzhou Yihan Technology Co., Ltd., or Yihan Technology or WFOE, and/or Hanyi E-Commerce and its subsidiaries;

•                  discontinuing or restricting the conduct of any transactions between Yihan Technology and Hanyi E-Commerce and its subsidiaries, which includes receiving the economic benefits of our affiliated entities under such contractual arrangements;

•                  limiting our business expansion in China by way of entering into contractual arrangements;

•                  imposing fines and penalties, confiscating the income from Hanyi E-Commerce and its subsidiaries, or imposing other requirements with which we or Hanyi E-Commerce and its subsidiaries may not be able to comply with;

•                  shutting down our servers or blocking our websites;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Hanyi E-Commerce and its subsidiaries and deregistering the equity pledges of Hanyi E-Commerce;

•                  restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China;

•                  restricting the use of financing sources by us or Hanyi E-Commerce and its subsidiaries or otherwise restricting our or their ability to conduct business;

•                  imposing additional conditions or requirements with which we may not be able to comply with; or

•                  taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of Hanyi E-Commerce and its subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from Hanyi E-Commerce and its subsidiaries, we may not be able to consolidate them in our financial statements in accordance with U.S. GAAP.

We face uncertainties with respect to the implementation of the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. There is no guarantee that the contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. In the extreme case scenario, we may be required to unwind the contractual arrangements and/or dispose our VIEs, which could have a material and adverse effect on our business, financial condition and result of operations.

We rely on contractual arrangements with Hanyi E-Commerce and its shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with Hanyi E-Commerce and its shareholders to operate our KOL sales and marketing business. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our VIE and Its Shareholders.” The revenue contribution of Hanyi E-Commerce and its subsidiaries accounted for all of our total revenues for fiscal years 2017, 2018 and 2019. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over Hanyi E-Commerce and its subsidiaries. Any failure by Hanyi E-Commerce and its subsidiaries or the shareholders of Hanyi E-Commerce to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States.

As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of Hanyi E-Commerce and its subsidiaries or our right to receive substantially all the economic benefits from Hanyi E-Commerce and its subsidiaries and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Hanyi E-Commerce and its subsidiaries.

Hanyi E-Commerce and its shareholders may fail to perform their obligations under the contractual arrangements.

Hanyi E-Commerce and its shareholders may fail to take certain actions required for our business or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

The shareholders of Hanyi E-Commerce may have actual or potential conflict of interest with us and not act in the best interests of our company.

The shareholders of Hanyi E-Commerce, namely, FENG Min and Hangzhou Xinghui, which is wholly owned by FENG Min, may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause Hanyi E-Commerce to breach, or refuse to renew, the existing contractual arrangements we have with them and Hanyi E-Commerce, which would have a material and adverse effect on our ability to effectively control and receive economic benefits from Hanyi E-Commerce and its subsidiaries. For example, the shareholders may be able to cause our agreements with Hanyi E-Commerce to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We rely on dividends, fees and other distributions paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could hinder our ability to conduct our business.

We are a holding company and rely principally on dividends and fees paid by our subsidiaries for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our subsidiaries in turn depends on the service fees paid by our VIE. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiary may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries or our VIE in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements between Hanyi E-Commerce and us may be subject to scrutiny by the PRC tax authorities who may find that we or Hanyi E-Commerce and its subsidiaries owe additional taxes.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in China, Hanyi E-Commerce and its shareholders are not conducted on an arm’s-length basis and adjust the income of Hanyi E-Commerce and its subsidiaries through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our subsidiary in China and affiliates. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our subsidiary in China and affiliates for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of Hanyi E-Commerce and its subsidiaries materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

Hanyi E-Commerce and its subsidiaries may become the subject of a bankruptcy or liquidation proceeding.

We currently conduct our operations in China through contractual arrangements with Hanyi E-Commerce and its shareholders. As part of these arrangements, substantially all of our assets that are critical to the operation of our business are held by Hanyi E-Commerce and its subsidiaries. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of Hanyi E-Commerce and its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

Our corporate actions are significantly influenced by our principal shareholders, including our founders, FENG Min, SUN Lei (Ray) and SHEN Chao (Eric), who have the ability to exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Each of our Class A ordinary shares is entitled to one vote and each of our Class B ordinary shares is entitled to ten votes at general meetings of our shareholders. Immediately after the completion of our initial public offering, FENG Min, SUN Lei (Ray) and SHEN Chao (Eric) will beneficially own, in aggregate, 100% of our Class B ordinary shares, representing approximately 88.2% of the aggregate voting power of our issued and outstanding share capital, while FENG Min will beneficially own 56.4% of our Class B ordinary shares, representing approximately 49.8% of the aggregate voting power of our issued and outstanding share capital, assuming the underwriters do not exercise their option to purchase additional ADSs. This concentration of ownership and the protective provisions in our second amended and restated memorandum and articles of association, which will become effective upon the completion of our initial public offering, may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or affiliates. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Risks Relating to Doing Business in China

The economic, political and social conditions in China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.

Our operations are in China and our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. China’s economy has been transitioning from a planned economy to a more market-oriented economy. In recent years, the PRC government has implemented measures emphasizing market forces for economic reform, the reduction of State ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in China is still owned by the PRC government. The PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatments to particular industries or companies. All of these factors could affect the economic conditions in China and, in turn, our business.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and our VIE, or to make additional capital contributions to our PRC subsidiary.

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which is treated as a foreign investment enterprise, or FIE, under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or the SAFE, and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a FIE is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a FIE to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a FIE may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIE and its subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our VIE and its subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our VIE and its subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or VIE or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or VIE and its subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to offshore investment activities by PRC residents may limit our overseas investments or limit our PRC subsidiary’s ability to distribute profits to us or otherwise expose us to liability and penalties under PRC law.

PRC enterprises’ overseas direct investment is under the supervision of the MOFCOM, the NDRC and the SAFE, and shall be subject to relevant governing rules such as the Administrative Measures for the Outbound Investment of Enterprises promulgated by the NDRC on December 26, 2017, Administrative Measures for Outbound Investment promulgated by the MOFCOM on September 6, 2014 and the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies promulgated by the SAFE on February 13, 2015. Where PRC enterprises make overseas direct investment, they shall file with or obtain the approval from the MOFCOM and the NDRC, or their local counterparts, and register with the banks as well.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released in February 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

FENG Min, SUN Lei (Ray), SHEN Chao (Eric), ZHANG Yi, also known as ZHANG Dayi, have completed initial SAFE registration in connection with our financings and will update their registration filings with the SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37.

However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands and operate our business through our operating entities in China and Hong Kong. We rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiary is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Its statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future our PRC subsidiary will need to continue to set aside 10% of its after-tax profits to its statutory reserves. In addition, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

In addition, under the Enterprise Income Tax Law, or the EIT Law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 19, 2006, and the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, or Announcement No. 9, which became effective on April 1, 2018, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation, or the SAT, on April 22, 2009 regarding the standards used to classify certain PRC-invested enterprises controlled by PRC enterprises or PRC group enterprises and established outside of the PRC as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC-source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in the PRC for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of the PRC that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” of overseas incorporated enterprises that are controlled by foreign enterprises or individuals. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not consider our company to be a PRC resident enterprise. However, if PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise”, we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares or ADSs may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In February 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Circular 7. SAT Circular 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Circular 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, the SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. Effective December 2017, SAT Circular 37, among others, repealed the Circular 698 and amended certain provisions in SAT Circular 7. According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within the required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars, to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, any of which may have a material adverse effect on our financial condition and results of operations.

It may be difficult to effect service of process upon us or our directors or executive officers who reside in China or to enforce against them in China any judgments obtained from non-PRC courts.

Most of our directors and executive officers reside within China, and most of our assets and the assets of those persons are located within China. It may not be possible for investors to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. However, judgments rendered by Hong Kong courts may be recognized and enforced in China if the requirements set forth by the Arrangement on Mutual Recognition and Enforcement of Judgments in Civil and Commercial Matters by Courts of Mainland and of the Hong Kong Special Administrative Region Pursuant to Agreed Jurisdiction by Parties Concerned are met.

Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions other than Hong Kong in relation to any matter not subject to binding arbitration provisions may be difficult or impossible.

The PRC government’s control over foreign currency conversion may adversely affect our business and results of operations and our ability to remit dividends.

Conversion and remittance of foreign currencies are subject to the PRC foreign exchange regulations. It cannot be guaranteed that under a certain exchange rate, we shall have sufficient foreign exchange to meet our foreign exchange needs. Under the current PRC foreign exchange control system, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require advance approval from the SAFE, but we are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account, however, normally need to be approved by or registered with the SAFE or its local branch unless otherwise permitted by law. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Any insufficiency of foreign exchange may restrict our ability to obtain sufficient foreign exchange for dividend payments to shareholders or satisfy any other foreign exchange obligation. If we fail to obtain approvals from the SAFE to convert RMB into any foreign exchange for any of the above purposes, our potential offshore capital expenditure plans and even our business may be materially and adversely affected.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by the SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Inflation in China could negatively affect our profitability and growth.

Economic growth in China has, during certain periods, been accompanied by periods of high inflation, and the Chinese government has implemented various policies from time to time to control inflation. For example, the PRC government introduced measures in certain sectors to avoid overheating of the Chinese economy, including increasing interest rates and capital reserve thresholds at Chinese commercial banks. The effects of the stimulus measures implemented by the PRC government since the global economic crisis that commenced in 2008 and the continued growth in the overall economy since then have resulted in sustained inflationary pressures. If these inflationary pressures continue and are not mitigated by PRC government measures, our cost of sales will likely increase and our profitability could be materially reduced, as there is no assurance that we would be able to pass any cost increases onto our customers.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China.  Based on publicly available information, it appears that the PCAOB has continued discussions with the Chinese regulators about permitting inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies whose securities are traded on U.S. stock exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that, under the PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The firms would receive matching Section 106 requests, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to U.S. regulators.

Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The firms would receive matching Section 106 requests, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures, i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure.  We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the Nasdaq Global Select Market on April 3, 2019, the trading prices of our ADSs ranged from US$12.14 to US$3.06 per ADS, and the last reported trading price on July 29, 2019 was US$3.66 per ADS. The trading price of our ADSs may continue to fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. A number of the PRC companies or companies with operations located mainly in China have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of those companies’ securities after their offerings may affect the attitudes of investors toward companies with operations located mainly in China listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•                  variations in our revenues, earnings, cash flow and operating data;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new products, services and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our services or our industry;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research reports about us or our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 30, 2019, we have 413,572,659 ordinary shares outstanding, comprising 236,238,409 Class A ordinary shares and 177,334,250 Class B ordinary shares, including 50,000,000 Class A ordinary shares represented by ADSs newly issued in connection with our initial public offering, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs sold in our initial public offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares outstanding after our initial public offering, including any Class A ordinary shares that may be converted from Class B ordinary shares outstanding after our initial public offering, will be available for sale in the form of ADSs upon the expiration of the 180-day lock-up period beginning from April 2, 2019, being the date of the final prospectus of our initial public offering, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the price of our ADSs), we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

It is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Because we have valued our goodwill based on the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

Our second amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

We have adopted the second amended and restated memorandum and articles of association, which became effective immediately prior to completion of our initial public offering. The second memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that entitles each Class B ordinary share to ten votes in respect of all matters subject to a shareholders’ vote. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Although all of our authorized Class B ordinary shares were issued upon the completion of our initial public offering, if any of such Class B ordinary shares are converted into Class A ordinary shares or cancelled for any reasons, our board of directors will have the authority without further action by our shareholders to issue additional Class B ordinary shares, which will be dilutive to our Class A ordinary shareholders. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability registered under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Global Select Market.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided by the JOBS Act. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards and we have not elected to “opt out” of this provision. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq Global Select Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

Our ADSs are listed on the Nasdaq Global Select Market. The Nasdaq Global Select Market corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Select Market corporate governance listing standards.

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Global Select Market.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you are only able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, (a) if voting is by poll, the depositary will vote the underlying ordinary shares in accordance with these instructions and (b) if voting is by show of hands, the depositary will vote the underlying Class A ordinary shares in accordance with the voting instructions received from a majority of holders of ADSs who provided truly voting instructions. You are not able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our second amended and restated memorandum and articles of association, which became effective immediately prior to the completion of our initial public offering, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you will be deemed to have agreed to be bound by the deposit agreement as amended, unless such amendment is found to be invalid under any applicable laws, including the federal securities law.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. The enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcome than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.

The depositary for our ADSs will give us a discretionary proxy to vote Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                       we have failed to timely provide the depositary with notice of meeting and related voting materials;

•                       we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                      we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                       a matter to be voted on at the meeting may have a material adverse impact on shareholders; or

•                       the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of the Nasdaq Global Select Market as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources. As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition and results of operations.

ITEM 4.                             INFORMATION ON THE COMPANY

A.                 History and Development of the Company

In March 2016, our predecessor, Hanyi E-Commerce, was established in the PRC by Hangzhou Ruhnn Holdings Co., Ltd., or Hangzhou Ruhnn, which was owned by our founders, FENG Min, SUN Lei (Ray) and SHEN Chao (Eric) and several institutional investors.

In preparation for our initial public offering, our founders and the institutional investors of Hanyi E-Commerce undertook a series of equity transactions as described below, or the Equity Restructuring, to re-domicile the holding entity of our business from the PRC to the Cayman Islands.

In May 2018, our company, Ruhnn Holding Limited, was incorporated in the Cayman Islands as the proposed listing entity. The address of its registered office is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. In June 2018, WuHan Investment Limited, or WuHan Investment, was incorporated in the British Virgin Islands as a wholly owned subsidiary of our company. In August 2018, YiHnn (Hong Kong) Limited, or YiHnn HK, was incorporated in Hong Kong as a wholly owned subsidiary of WuHan Investment. In September 2018, Hangzhou Yihan Technology Co., Ltd., or Yihan Technology or the WFOE, was established in the PRC as a wholly owned subsidiary of YiHnn HK.

On October 4, 2018, our company, our founders and the institutional investors of Hangzhou Ruhnn entered into a series of agreements whereby our company issued 319,406,660 ordinary shares to these founders and institutional shareholders at substantially identical ownership percentages as their existing indirect ownership in Hanyi E-Commerce. On the same date, we obtained 100% control over Hanyi E-Commerce through a series of contractual arrangements among the WFOE, Hanyi E-Commerce and its shareholders. These contractual agreements enabled the WFOE to have effective control over and receive the economic benefits of Hanyi E-Commerce. Accordingly, we are considered the primary beneficiary of Hanyi E-Commerce, and are able to consolidate Hanyi E-Commerce and its operating subsidiaries in our financial statements. For more details, please see “—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders” Under the restructuring agreements, Hangzhou Ruhnn agreed to return to its institutional investors the amounts of their original Renminbi investments in Hangzhou Ruhnn while these investors agreed to pay the U.S. dollar equivalent of such amounts to our company as subscription price for the ordinary shares we issued to them. Hanyi E-Commerce also had amounts due to Hangzhou Ruhnn that were approximately the same as the amounts Hangzhou Ruhnn agreed to return to the investors. As of the date of this annual report, Hanyi E-Commerce has fully repaid the amount due to Hangzhou Ruhnn, Hangzhou Ruhnn has returned the original Renminbi investments to its institutional investors, the investors have fully paid the subscription price to our company, and the Equity Restructuring was fully completed.

In March 2019, in order to acquire the remaining ownership of Hangzhou Dayi, and convert it from a 51%-owned subsidiary to a wholly owned subsidiary of Hanyi E-Commerce, we entered into the following agreements with ZHANG Yi, one of our top KOLs, and her affiliated entities: (i) an equity interest transfer agreement pursuant to which Hangzhou Wunai Yidui Trade Co., Ltd. agreed to transfer 49% equity interest in Hangzhou Dayi to Hanyi E-Commerce; and (ii) a share purchase agreement pursuant to which we agreed to issue 44,165,899 ordinary shares, which have been re-designated to Class A ordinary shares, to China Himalaya Investment Limited, a company wholly owned by ZHANG Yi. These transactions were completed in the same month. In connection with these transactions, ZHANG Yi also agreed to continue her exclusive cooperation with us in online sales of women apparel products until the later of five years after the completion of our initial public offering or when her beneficial interests in our company fall below 5%.

B.                 Business Overview

Overview

We are the largest internet KOL facilitator in China as measured by revenue in 2018 according to the Frost & Sullivan report. We are also China’s largest internet KOL facilitator in e-commerce as measured by the number of online stores and GMV in 2018 and number of signed KOLs and fans as of March 31, 2018 according to the same source. As of March 31, 2019, we had 128 signed KOLs with an aggregate of 155.1 million fans across major social media platforms in China. Through our KOLs, we facilitated the sale of an aggregate GMV of RMB1.2 billion, RMB2.0 billion and RMB2.9 billion on various e-commerce platforms in fiscal years 2017, 2018 and 2019, respectively.

KOLs, also known as influencers, are individuals who have the power to engage and impact people within a specific community or field, such as fashion, culture, entertainment and gaming, and internet KOLs are KOLs who have gained their popularity through the internet. Our founders were among the earliest entrepreneurs in China to identify and capture the commercial opportunities created by the emergence of internet KOLs in China and started to cooperate with KOLs in e-commerce in 2014. We created a KOL ecosystem in China according to the Frost & Sullivan report by connecting a large number of KOLs and their fans to create a vast network and connecting this network to a large number of businesses, including brands, online retailers, designers, manufacturers and suppliers, based on existing e-commerce and social media platforms in China, to create value for participants in the ecosystem.

According to the Frost & Sullivan report, we pioneered the commercialization of the KOL ecosystem through a full-service model whereby we integrate key steps of the e-commerce value chain, from product design and sourcing and online store operation to logistics and after sales services. Under this model, we own and operate online stores on third-party e-commerce platforms, a majority of which are opened in the name of our KOLs, and generate revenue through online sales of our self-designed products to consumers, especially the fans of our KOLs’ social media accounts that we manage. We provide professional training and support to our KOLs and help them develop distinctive characters, enhance popularity and grow their fan bases. We also set up different brands for different KOLs and design and produce branded products based on each KOL’s distinctive character to cater to the tastes of different KOLs’ fan bases, while our KOLs endorse such products in their social media spaces.

As we established our “Ruhnn” brand and attracted more talented KOLs, we launched our platform model in 2017 to provide KOL sales and advertising services to brands and other merchants. Under this model, we connect our KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provide advertising services on KOLs’ social media spaces to third-party merchants. This new model allows us to operate in a more asset-light manner and collaborate with a greater number and variety of KOLs and brands.

We pride ourselves on our ability to identify and cultivate a large number of promising internet KOLs in an efficient and sustainable manner. The flexibility of our business and revenue model also enables us to work with a diversified KOL pool, including KOLs with different fashion styles, personalities and fan bases, and serve the different needs of various types of businesses. The number of our KOLs increased from 62 as of March 31, 2017 to 83 as of March 31, 2018 and further to 128 as of March 31, 2019, including three top-tier KOLs each with annual GMV of above RMB100.0 million and eight established KOLs each with annual GMV of between RMB30.0 million and RMB100.0 million in the past twelve months. One of our KOLs is among top ten fashion internet KOLs in China as measured by number of fans according to the Frost & Sullivan report. As of March 31, 2019, we cooperated with 632 brands and 132 third-party online stores to promote their brands and products to consumers.

Our KOLs have a large, young, active and loyal fan base. The aggregate number of our KOLs’ fans increased from 52.1 million as of March 31, 2017 to 103.4 million as of March 31, 2018, and further increased to 155.1 million as of March 31, 2019, which primarily included 101.5 million on Weibo, 32.4 million on Weitao and 6.1 million on WeChat.  As of March 31, 2019, more than 84% of our KOLs’ fans were millennials, and more than 75% of them were female, fashion pursuers and frequent online shoppers. The interactions between our KOLs and their fans enable them to learn more about our products, which we believe have significantly increased the likelihood of their fans placing orders with us. We believe our KOLs’ fans are also loyal customers and have strong emotional bonds with our KOL brands. Approximately 38% and 37% of customers of our online stores made two or more purchases with us in fiscal years 2018 and 2019, respectively. As we launched our platform model, we believe our KOLs’ fan base also helps brands and third-party online retailers that use our KOL sales and advertising services to more effectively market and sell their products.

We have utilized the latest technology to improve our operations and maintain competitiveness. We rely on data analysis and innovative technology to help our KOLs produce engaging content and more effectively interact with their fans to increase their popularity. We have also invested in companies that develop AI solutions relevant to our business, such as DeepFashion, and implemented big data analytics to optimize our business and operations.

We have two revenue streams. Revenues from our product sales through full-service model increased by 59.4% from RMB572.4 million for fiscal year 2017 to RMB912.5 million for fiscal year 2018, and increased by 3.3% to RMB942.8 million (US$140.5 million) for fiscal year 2019. Revenues from our services through platform model increased by approximately 5.4 times from RMB5.5 million for fiscal year 2017 to RMB35.1 million for fiscal year 2018, and increased by approximately 3.3 times to RMB150.7 million (US$22.4 million) for fiscal year 2019. We continue prioritizing our investment in growth and incurred a net loss of RMB40.1 million for fiscal year 2017, RMB90.0 million for fiscal year 2018 and RMB84.9 million (US$12.7 million) for fiscal year 2019.

Our KOL Ecosystem

With the emergence of KOL economy, a new ecosystem centered around KOLs has formed and changed the manner in which businesses are connected to consumers. It is also transforming the online retail industry in China. As the largest China internet KOL facilitator in e-commerce, we help connect a large number of KOLs and their fans to create a vast network and connect this network to a large number of businesses, including brands, online retailers, designers, manufacturers and suppliers to create value for participants in the ecosystem.

Our first-mover advantage in the KOL ecosystem enables us to partner with players in the new retail industry, integrating online, offline, supply chain and data. In the KOL ecosystem, KOLs replace traditional sales and marketing channels and enable two-way communication between businesses and consumers. Based on a deep understanding of the social relationship between KOLs and their fans, we are able to identify potential customers, stimulate consumer needs and promote consumers into becoming brand ambassadors who effectively co-create a brand with the respective KOLs. Moreover, we have developed a business model that brings online retail into a new era from push to pull whereby consumers influence businesses on what to produce and sell and businesses anticipate demand before production.

More participants in the ecosystem lead to greater value for each participant, which in turn attracts more participants with more usage, and thereby creates a self-reinforcing network effect. Such network effect has brought us a variety of brands and merchants, including those who sell apparel, accessories, electric appliances, as well as a number of popular cosmetics brands. It also enables us to explore more monetization opportunities by leveraging the extensive KOL pool and fan base on our KOL sales and marketing platform.

Our Business Models

We currently generate revenue from the following two business models:

•                      product sales through our full-service model that mainly includes sale of our self-designed products in our online stores and we also manage the entire e-commerce value chain; and

•                      services through our platform model that mainly include (i) KOL sales services to third-party merchants who hire our KOLs for a period of time to promote their products or services in their online stores; and (ii) KOL advertising services to third-party merchants who use our KOLs in one-off nature to promote their products or services.

The following table sets forth the revenue breakdown by product sales and services for the fiscal years presented:

	Fiscal Year Ended March 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales under full-service model	572,445	99.1	912,512	96.3	942,781	140,479	86.2
Services under platform service model	5,457	0.9	35,068	3.7	150,657	22,449	13.8
Total net revenues	577,902	100.0	947,580	100.0	1,093,438	162,928	100.0

We are a leading pioneer who capitalized on the commercial value of our KOL ecosystem and started with a full-service model whereby we carry out the entire e-commerce operation and collaborate with top-tier KOLs who have attracted tens of millions of fans. Under the full-service model, we leverage our top-tier KOLs’ popularity to promote and sell products on our online stores. We owned and operated 56 online stores as of March 31, 2019, through which we sell our self-designed products. KOLs post photographs, video clips and microblogs on their social media pages to promote the products sold on our online stores, and include hyperlinks to the online stores to direct and convert social media traffic to online store purchases. Products sold in our online stores mainly include women’s apparel, cosmetics, shoes and handbags, and we expect to expand into additional product categories in the future.

We and our KOLs have clearly delineated responsibilities and devoted resources to make the collaborations successful. A majority of our online stores are opened in the name of our KOLs and only sell products catering to the tastes of the respective KOLs’ fans and endorsed by the KOLs in their social media spaces. The KOLs agree to use their images and social networks accounts exclusively for the promotion and sale of products designated by us. They post lifestyle content on social media platforms, such as Weibo and WeChat, that promote brands and products designated by us, interact with their fans, share thoughts and ideas, convey messages about our products to potential consumers and solicit feedback that help us design products that fit the style of our KOLs and customers. To convert traffic on social media to purchases in online stores, KOLs provide hyperlinks to our online stores from their blogs to help fans find and purchase our products conveniently. On the other hand, we own and directly control and operate the online stores and are responsible for store setup and maintenance, merchandising, payment collection, supply chain management and customer service. We have an operations team that helps ensure that our online stores are artfully presented, and refreshed in keeping up-to-date with our new product launches. Our operation team regularly works with our KOLs in producing the most updated digital content, including product photography, site banners and other promotional content.

Our product sales revenues are generated from sales of various fashion and lifestyle products to consumers mainly through our online stores under the full-service model. Our full service model contributed the vast majority of our total revenue generated from fiscal years 2017, 2018 and 2019, accounting for 99.1%, 96.3% and 86.2% of our total revenues, respectively. Revenues from our full-service model increased by 59.4% from RMB572.4 million for fiscal year 2017 to RMB912.5 million for fiscal year 2018, and increased by 3.3% to RMB942.8 million (US$140.5 million) for fiscal year 2019. While we expect to continue increasing revenue from our full-service model, sales volume as a percentage of our total revenues will likely decrease in the future as we strive to achieve dynamic balance between our business models according to industry trends and our working capital levels.

We generally enter into cooperation agreements with our KOLs. Cooperation agreements provide a contractual term, general work description and certain rights and obligations of a KOL. In particular, cooperation agreements render us the exclusive right to operate online stores in the name of KOLs and enable us to use the KOLs’ portrait rights, name rights and other intellectual property rights free of charge. For details, please see “— Our KOLs — Key Information of Our Selected KOLs.” As of March 31, 2019, there were 128 KOLs that entered into cooperation agreements with us. Under the cooperation agreements, KOLs are entitled to KOL service fees. The amount of KOL service fees is determined based on a variety of factors, including GMV sold in the online store, types of products and services facilitated, popularity of the KOL and other market factors. Our KOLs under full-service model are entitled to different ranges of service fees according to the products they sell and promote. For example, KOLs on our clothing online stores are typically entitled to approximately 15% of operating cash inflows or approximately 13% to 17% of revenue from such online stores, while KOLs on our cosmetics online stores are typically entitled to approximately 8% to 30% of operating cash inflows or approximately 9% to 35% of revenue from such online stores. ZHANG Dayi, one of our KOLs, established a joint venture with us and used to enjoy 49% of net profit from our online stores opened in her name. In March 2019, we acquired such joint venture and it has become a wholly-owned subsidiary of our VIE.

Platform Model

We launched the platform model in 2017 which allows us to operate in a more asset-light manner and collaborate with a greater number and variety of KOLs. Under the platform model, we serve as a platform where we provide KOL sales and advertising services to brands and other merchants. Leveraging the greater flexibility of our platform, we are able to collaborate with more established and emerging KOLs in addition to top-tier KOLs. Established and emerging KOLs have smaller fan bases on social media platforms but they manage to maintain closer bonds with their fans who belong to the same peer group with similar interests, backgrounds, social status, wealth and aesthetic preferences. We usually reach out to KOLs who have already built their fan bases ranging from five to twenty thousand. We invest in their social media accounts by developing their distinctive characters and providing industry insights, market trends and other resources. After we have successfully built up KOLs’ social media accounts and enlarge their fan bases, we begin to look for brands whose products are suitable for each KOL’s style and charisma.

We leverage our platform to provide a variety of services, including KOL sales services and KOL advertising services. For example, with respect to KOL sales services, we cooperate with third-party online retailers to leverage the popularity of our KOLs to promote products and services, in which case we charge online retailers a service fee based on the GMV. To further leverage the popularity of our KOLs and explore additional monetization channels, we have been devoted to creating innovative KOL advertising services. Customers of our KOL advertising services primarily include global leading brands and other merchants who use our KOLs to promote their products or services either on their social media spaces or offline. Our KOLs participate in numerous types of advertising campaigns, such as graphic advertisements, short films and live streaming.

Our KOLs worked with global leading brands. Additionally, our KOLs have worked with a variety of businesses, including travel agencies, app designers and child care institutions to promote their products and services. For example, we organized an advertising campaign for a laundry detergent brand whereby a number of KOLs promoted and sold one product on different social media platforms.

For KOL sales services, we typically enter into cooperation agreements with third-party merchants for specified terms under which our KOLs promote and sell either all or some of the products or services for them in third-party online stores, while they pay us service fees based on GMV sold in such third-party online stores or GMV of specified products sold in such third-party online stores. The amount of KOL service fees is determined based on a variety of factors, including GMV sold in third-party online store or of GMV of specified products sold in third-party online store, types of products and services facilitated, popularity of the KOL and other market factors. Our KOLs under platform model are typically entitled to 30%-50% of the sales and marketing service revenues we obtain from third-party merchants.

For KOL advertising services, we typically enter into advertising contracts with third-party merchants in one-off nature under which we place advertisements on a number of KOLs’ social media spaces to promote their products, while they pay us a fixed and pre-determined service fee. As such, our service revenues are generated from provision of various KOL sales and advertising services to brands, online retailers and other merchants under the platform model. We, in turn, pay our KOLs a fixed and pre-determined KOL service fee for using their social media spaces.

Platform services revenues increased by approximately 5.4 times from RMB5.5 million for fiscal year 2017 to RMB35.1 million for fiscal year 2018, and further increased by approximately 3.3 times to RMB150.7 million (US$22.4 million) for fiscal year 2019.

We continue increasing our revenues from our platform model and we also expect the sales volume under our platform model as a percentage of our total sales volume will grow in the near future. Some of our KOLs who sell and promote products designed by us under our full-service model also leverage their influence on social media to sell and promote products designed by third-party merchants under our platform model. In order to avoid compromising our KOLs’ sales efforts between two models, we set annual product release plans for our new product launches, so our KOLs can arrange their work schedules to accommodate both work streams in advance. In addition, products designed by us and sold in our online stores under our full-service model are mainly women’s apparel while products designed by third-party merchants and sold in their online stores under our platform model are primarily cosmetics and daily necessities such as laundry detergent. Products designed by us and sold in our online stores under our full-service model generally do not compete with products designed by third-party merchants and sold in their online stores under our platform model. Moreover, KOLs’ cooperation with third-party brands also helps increase KOLs’ exposure to the public and attract more fans and potential buyers of products designed by us. For example, KOLs who work with third-party major brands and design collaborated products are able to grow their fan bases leveraging the popularity of major brands and in turn, promote our products to new fans, thus forming a virtuous circle. As such, we believe KOLs serving under our platform model are also able to efficiently sell and promote products designed by us. We expect to continue exploring new monetization opportunities and further expand our revenue sources. We expect to dynamically adjust the proportion of our revenues from different revenue sources in response to changes in industry trends and our financial condition.

Our KOLs

KOLs are individuals who have established credibility and authority in a particular field through public exposure and social interaction and therefore have substantial influence over their peers and fans. In the digital social media era, most KOLs built up their popularity through posting content and interacting with their fans on social media platforms, such as Weibo and WeChat. Our KOLs function as lifestyle gurus who present a particular lifestyle or attitude to their fans and, in such role, they become crucial influencers to their fans in fashion and lifestyle-related purchase decisions.

The following present our key operating data as of the dates and for the fiscal years indicated:

	As of and for fiscal year ended March 31,
	2017			2018			2019
	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)
Top-tier KOLs(1)	2	12.0	750.6	3	21.0	1,333.7	3	34.6	1,530.5
Established KOLs(2)	3	4.4	139.3	7	17.5	321.4	8	31.4	406.0
Emerging KOLs(3)	57	35.7	346.4	73	64.9	390.1	117	89.1	924.1
Total	62	52.1	1,236.3	83	103.4	2,045.2	128	155.1	2,860.6

(1)              Top-tier KOLs facilitated GMV of above RMB100.0 million in the past twelve months.

(2)              Established KOLs facilitated GMV of RMB30.0 million to RMB100.0 million in the past twelve months.

(3)              Emerging KOLs facilitated GMV of less than RMB30.0 million in the past twelve months.

(4)              The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.

	As of and for the fiscal year ended March 31,
	2017	2018	2019
Full-Service Model
Number of our KOLs serving such business model(1)	37	33	14
Number of our online stores	57	86	56
Number of orders placed through our online stores	5.1 million	7.5 million	7.0 million
GMV of our online stores	RMB1,236.3 million	RMB1,944.4 million	RMB2,147.1 million

Platform Model
Number of our KOLs serving such business model(1)	18	57	122
Number of brands using our services	18	166	632
Number of third-party online stores(2)	nil	6	132
GMV of third-party online stores(3)	nil	RMB100.8 million	RMB713.5 million

(1)              Certain KOLs under our full-service model overlap with those under our platform model. On the other hand, our KOLs that were undergoing training and had not started generating GMV under either of our business models as of the relevant date were not included in these numbers.

(2)              Includes third-party online stores to which we provide KOL sales services and KOL advertising services.

(3)              Includes GMV from third-party online stores to which we only provide KOL sales services.

Key Information of Our Selected KOLs

We enter into cooperation agreements with our KOLs, under which we have the exclusive right to operate online stores in the name of KOLs, and we are entitled to use KOLs’ portrait rights, name rights and other intellectual property rights free of charge.

Below is a summary of key information of our top-tier KOLs and established KOLs in fiscal year 2019:

Top-tier KOLs

Name	Online stores	Social media accounts(1)	Term(2)	Exclusivity
ZHANG Yi, a.k.a. ZHANG Dayi (张大奕)

•    My Favorite Wardrobe (吾欢喜的衣橱)

•    Milk Scent/Fragrance Best Lingerie (奶香的奶罩)

•    Sold-out Lipsticks (口红卖掉了呢)

•    Sold-out Dresses Outlet (裙子卖掉了Outlets)

•    Sold-out Candles (蜡烛卖掉了)

•    Big Eve Flagship Store(3)

		Weibo name: Zhang Dayi eve (张大奕eve)(4) Over 20 million fans in total	The later of (i) April 3, 2024, or (ii) when the beneficial ownership of ZHANG Yi in our company falls below 5% after our initial public offering	We are Ms. ZHANG’s exclusive partner for her e-commerce business.(5)

Name	Online stores	Social media accounts(1)	Term(2)	Exclusivity
JIN Lingjia, a.k.a. Dajin (大金)	• BIGKING (大金家)(6)	Weibo name: Delicious Dajin (delicious 大金)(7) Over 7 million fans in total	Effective from April 30, 2016 to February 9, 2020	We are Ms. JIN’s exclusive partner for her e-commerce business.

CHEN Sijia, a.k.a. Libeilin (莉贝林)(8)	• Libeilin sisy (莉贝林sisy)	Weibo name: Libeilin (莉贝林) Over 2 million fans in total	Effective from April 1, 2016 to March 31, 2021	We are Ms. CHEN’s exclusive partner for her e-commerce business.

Established KOLs

Name	Online stores	Social media accounts(1)	Term(2)	Exclusivity
PIAO Zhengyi (朴正义)	• Piao Zhengyi Jeongyee (朴正义Jeongyee)(9)	Weibo name: Piao Zhengyi (朴正义)(10) Over 4 million fans in total	Effective from June 1, 2016 to May 31, 2022, and will automatically renew for three years on the date of expiry	We are Ms. PIAO’s exclusive agent for commercial activities.

WANG Chong, a.k.a. Chongchong (虫虫)	• Chonny Cosmetics (虫虫Chonny美妆店)(6)	Weibo name: Chongchong Chonny (虫虫Chonny)(7) Over 6 million fans in total	Effective from July 30, 2016 to April 29, 2021	We are Ms. WANG’s exclusive partner for her e-commerce business and agent for commercial activities.

ZOU Meiyan, a.k.a. Zouzou (邹邹)	• HiZZ Zouzou Small Custom Women’s Apparel (HiZZ邹邹小个子定制女装) • Zouzou Cosmetics (邹邹美妆店)(6)	Weibo name: Stylist Zouzou (造型师邹邹)(7) Over 3 million fans in total	Effective from April 30, 2016 to March 21, 2020	We are Ms. ZOU’s exclusive partner for her e-commerce business.

WEI Yanni (魏彦妮)	• SantaRita (老妮定制)(6)	Weibo name: Wei Yanni Yanni (魏彦妮Yanni)(7) Over 5 million fans in total	Effective from March 27, 2019 to March 26, 2022	We are Ms. WEI’s exclusive partner for her e-commerce business.

LI Xiaoyu (李小宇）	• Naughty Child (顽童大人Onetong)(6)	Weibo name: Naughty Child (顽童大人)(7) Over 2 million fans in total	Effective from February 5, 2018 to February 5, 2023	We are Ms. LI’s exclusive agent for commercial activities.

ZUO Jiaojiao (左娇娇)	• 19UP Zuojiaojiao Apparel (19UP 左娇娇私服店)(6) • Zuojiaojiao Cosmetics (左娇娇的美妆盒)	Weibo name: Zuo Jiaojiao Rosemary (左娇娇Rosemary) (7) Over 3 million fans in total	Effective from April 30, 2016 to August 9, 2021	We are Ms. ZUO’s exclusive partner for her e-commerce business.

MEI Wenting (梅文婷)	• Wenwenting MOWENTI (文文婷MOWENTI)(6)	Weibo name: Mt Wenwenting (MT文文婷) (7) Over 1 million fans in total	Effective from April 13, 2018 to April 12, 2023	We are Ms. Mei’s exclusive agent for commercial activities.

CHAO Ran（晁然）	• Get up early and listen to bird (起个大早听鸟叫)(6)	Weibo name: CHAORanranranran (晁然然然然) (7) Over 4 million fans in total	Effective from July 15, 2016 to July 14, 2021	We are Ms. CHAO’s exclusive partner for her e-commerce business.

(1)         Contains KOLs’ names on Weibo and the numbers of their respective fans as of March 31, 2019.

(2)         Starting from 2017, the cooperation agreements we entered into with our KOLs normally provide that the contractual term will automatically renew for a period of three years if the KOL’s revenue or number of new fans reaches a certain threshold during the initial contract term. However, KOLs may decline automatic renewal by notice to the company prior to the expiration of the initial contract term but cannot terminate the agreement prior to the end of the contractual term.

(3)         We manage the online stores of and provide relevant training and advice to Ms. ZHANG.

(4)         Ms. ZHANG authorizes us to use her image, name and articles/photos published on her social media accounts free of charge.

(5)         Following the completion of the Hangzhou Dayi Minority Interest Acquisition, the exclusivity obligation of online sales of women apparel products is extended to the later of (i) five years after the completion of our initial public offering, or (ii) when the beneficial ownership of ZHANG Yi in our company falls below 5% after our initial public offering.

(6)         We develop products for the brand created in collaboration with the KOL and market/sell those products through the KOL’s social media accounts and our partnered online shops. The KOL authorizes the use of her image and provide marketing services for us. We own the trademarks of the collaborated brands unless the parties choose to use the KOL’s own existing registered trademark, in which case the KOL grants us the exclusive license to use her trademark free of charge. The KOL and us collectively have the ownership and IP rights for the collaborated clothing brands.

(7)         We have the right to use and manage the KOL’s social media accounts. The KOL authorizes us to use her name, image and articles/photos published on her social media accounts free of charge.

(8)         Libeilin is the spouse of FENG Min. She was previously our design director who had entered into an employment contract with us. She resigned in May 2019 and has since entered into a cooperation agreement with us.

(9)         We are authorized to manage Ms. PIAO’s commercial activities. Ms. PIAO has confirmed that she is not bound by any similar agreement with any third party and that she will be responsible for any damages to third parties caused by her entering into this agreement. Ms. PIAO grants us the exclusive license to use her name and image in commercial activities free of charge.

(10)  Both parties have the right to use and manage Ms. PIAO’s Weibo account, which was created prior to this agreement. Any other social media accounts created by Ms. PIAO pursuant to our arrangement shall be owned by us.

Identification, Cultivation and Management of Our KOLs

We seek to identify talented KOLs to attract more fans and potential customers. To this end, we capitalize on our extensive experience in the industry. Our founders started cooperating with KOLs to sell products on online marketplaces in 2014 and have experienced a rapid growth since then. Our success lies in the ability to identify and bring to our ecosystem talented KOLs that we believe have strong potential. We scout new KOLs via social media, such as Weibo, WeChat, Tik Tok and various other social media platforms. Our selection criteria include a KOL candidate’s number of fans, skills to interact with fans, personal charisma, attitude, market tactics and distinctive character. To test our KOL candidates’ potential, we may also provide certain training, such as styling and use of social media, to the candidates before we enter into agreements with them in order to evaluate their ability to learn and improve in a short period of time.

We invest in our signed KOLs through training, professional support and online marketing efforts to increase their exposure on social media platforms. We offer training courses, such as styling, photography and photo editing, still modeling, clothing selection, use of social media, supply chain fundamentals and e-commerce fundamentals. It usually takes us five to eight months to fully develop a KOL after we enter into agreement with her.

In order to avoid negative publicity and maintain our brands’ reputation, we manage and monitor our KOLs’ social media platforms closely. We have the right to terminate the cooperation agreements with our KOLs who are involved in any inappropriate conducts that would damage our reputation.

Marketing and Fashion Capabilities to Support Our KOLs

We provide marketing support to our KOLs, including social media planning capabilities, AI solutions, and data analytics. We identify social media platforms that our intended audience is most likely to visit and design advertising campaigns crafted to have the most impact on the targeted audience. Our social media planning capabilities enable us to strategically target the reach of online advertising campaigns. We also engage in search engine optimization and marketing for our online stores.

We worked with our investee company to developed a proprietary AI system, DeepFashion, which assists KOLs with clothing design and selection. In addition, by leveraging AI solution, we help KOLs to produce creative content to be used on their respective social media platforms as well as our online stores. We operate an in-house, professional photography studio in Hangzhou to create digital product images for product features, promotions and advertising campaigns. We also employ a team of copywriters who produce product descriptions and related content, such as consumers’ guides, sizing charts, product tours and comparison shopping tools.

Moreover, we use the data we collect from our database and reporting system to understand customers’ online shopping habits and apply these insights to help KOLs to create impactful marketing campaigns. We believe performance-based marketing is key in boosting visitor traffic on KOLs’ social medial platforms and our online stores and increasing conversion and overall transaction volume.

Our Customers

Consumers

Under the full-service model, our customers are consumers who purchase our products on our online stores. We had a dedicated customer service team of 50 employees and 102 contractors as of March 31, 2019. Our customer service team responds to inquiries made through our online stores and handles customer complaints. We assign one manager to each KOL online store to handle daily operations and customer communication. In particular, pre-sale questions relating to product details comprise most of the questions we receive from customers, and we believe that a great pre-sale customer service experience could encourage customers’ purchases.

We provide our consumers product warranties and return policy. As most of our online stores are opened on Taobao, we typically accept Taobao’s consumer protection agreement, which provides that within 15 days of receipt of product the consumer can return the product and obtain a refund if the product has quality issues or does not match the description. In addition, our online stores typically promise that within seven days of receipt of product the consumer can return the product without specifying reasons. Orders placed by consumers on our online stores may also be cancelled for various other reasons. First, Taobao’s settlement system will cancel the order if the buyer fails to make a payment within one day after placing an order. Second, Taobao’s settlement system will also cancel the order and refund the buyer if (i) the buyer has paid but the seller fails to put the product in transit within 72 hours after the buyer’s payment or a predetermined timeframe, (ii) the buyer did not receive the product and the seller fails to respond to the buyer’s inquiry within five days after receiving such inquiry, or (iii) the buyer has paid but the seller fails to notify Taobao that the product has been delivered within 365 days after the buyer’s payment. The consumer can also cancel the order and receive a refund if he or she did not receive the product on the expected delivery date. Our order cancellation rate was approximately 23.3% and 17.7% and our product return rate was approximately 11.4% and 22.3% in fiscal years 2018 and 2019, respectively. We did not experience any material product recall orders, penalties, claims or customer complaints due to product quality issues for fiscal years 2017, 2018 and 2019.

Brands and Online Retailers

Under the platform model, our customers are brands and other online retailers, who use our KOLs to promote and sell their products and services. As of March 31, 2019, we cooperated with 632 brands and 132 other online retailers.

Seasonality

We generally experience a lower level of sales in the fourth quarter of each fiscal year due to the Chinese New Year holiday, during which consumers generally spend less time on our KOLs’ social media spaces and on online shopping, while we usually have higher sales in the third quarter of each fiscal year due to sales on Singles Day in November, Double Twelve in December and sales of fall and winter apparel, which typically have a higher average selling price than spring and summer apparel. See “Item 3. Key Information— D. Risk Factors — Risks Relating to Our Business and Industry — Our results of operations are subject to fluctuations due to the seasonality of our business and other events.”

Our Suppliers

We outsource the manufacturing process to third-party manufacturers and we manage sales orders and payment collection through our proprietary ERP system, which integrates with our other technology platforms to help ensure smooth online transactions. As such, our suppliers mainly include fabric suppliers, wholesaler clothing providers, manufacturers and logistics service providers. As of March 31, 2019, we had over 800 fabric suppliers, wholesale clothing providers and manufacturers on our supplier list who had worked with us and with which we expect to continue our business relationship in the near future. We carefully evaluate market demands for each product based on KOLs’ interaction with their fans and other marketing intelligence and we take a conservative approach to minimize our inventory risk.

Fabric Suppliers, Wholesale Clothing Providers and Manufacturers

Fabric Suppliers and Wholesale Clothing Providers

Our designers work closely with trendy wholesale clothing providers and fabric suppliers to source sample clothes and fabrics required for mass production. We invite our KOLs to try on these sample clothes, and we make alterations, adjust sizes and patterns, and add decorations and other personal elements on these sample clothes to highlight each KOL’s personal style. In addition, we leverage our AI solution, DeepFashion, to improve design process by critiquing design choices and providing alternatives after considering design variables. Our KOLs wear these tailor-made sample clothes and post pictures on their social media spaces inviting comments and feedback.

We enter into framework agreements with fabric suppliers and wholesale clothing providers which set out key terms, including quality standards, process requirements, delivery methods, packaging, quality assurance process, payment methods, exclusivity as to certain fabrics and sample clothes, service periods and other standard terms. We are typically required to prepay 30% of the purchase price to the fabric suppliers and wholesale clothing providers. In addition to framework agreements, we place orders one-off in nature that specify good specification, quantity, price, delivery time and location.

Manufacturers

By taking into consideration KOLs’ and fans’ feedback, we decide which items are more attractive and popular and send them to third-party manufacturers for commercial production. We engage third-party manufactures to produce our self-designed products, primarily including apparel, accessories and cosmetics. We typically allow manufacturers to source their own materials and fabrics according to our specifications, and we provide fabrics to manufacturers where we have special requirements as to the products.

We enter into framework agreements with manufacturers which set out key terms, including work allocation, quality and technology standards, packaging, delivery methods, risk allocation, quality control process, payment methods, service period and other standard terms. In addition to framework agreements, we place orders one-off in nature that specify product specification, quantity, price, delivery time and location. We evaluate each manufacturer’s performance after each transaction based on a variety of factors, such as timely delivery of products, costs effectiveness, product quality, sufficiency of working capital and satisfactory communication. In addition, we conduct annual review of each of our manufactures to decide if such manufacturer is suitable for future cooperation. For fiscal years 2017, 2018 and 2019, respectively, purchases of goods from our top five suppliers accounted for 26.0%, 20.9% and 17.6% of our total purchase amount.

Logistic Service Providers

We partner with leading nationwide and local logistics service providers to ensure reliable and timely delivery. For example, we engage a number of trustworthy logistics service providers, including SF Express, one of the largest express delivery services in China. We are able to achieve delivery within 32 hours across China, except for certain rural areas in Xinjiang and Tibet.

We track and manage logistics on our enterprise resource planning system, or ERP system. It not only ensures smooth logistics but also manages the entire fulfillment process, including procurement, order tracking, production, logistics and payment receipt. For more details, please see “— Technology — Management Systems — ERP System”.

Selection Process and Quality Control

We have a prudent supplier selection process, which involves trustworthy referral, background check, preliminary review, on-site visit, trial production and sampling, and the team in charge usually consists of product managers, supplier management staff, quality control staff and internal control staff. We conduct an overall evaluation of each supplier’s facility capacities, worker qualifications, raw material quality, cost structure, production plans and technological capabilities.

We strictly follow our internal quality control and assurance policies throughout the sourcing and production process. Our quality control team conducts site visits at the manufacturers’ facilities and monitors closely the quality of fabrics, materials and finished products as well as the manufacturing process. We also examine product samples at the production testing stage to try to make sure they satisfy all requirements set forth in the agreements before mass production.

Warehouse Management

We operate two warehouses with an aggregate gross floor area of approximately 59,080 sq.m. in Zhejiang province. Our warehouses cater to different raw materials, product categories and brands. At each warehouse, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our network. We purchased a warehouse management system, or WMS, which is customized to account for variance in arrangements between KOLs and their respective consumers and differences in product specifications, and we are able to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our warehouses, up to when the product is packaged and picked up by a logistics services provider for delivery to a consumer. For more details about our WMS, please see “— Technology — Management Systems — WMS”. In addition, we leased and installed an automated warehouse system in one of our warehouses that features automatic storage and retrieval handling. This system not only improves management efficiency of the warehouse but also increases the capacity of the warehouse by approximately three times. During the week following Singles Day in 2018, our warehouse management system processed over 564,000 orders, showcasing our ability to support an enormous flow of transaction and order traffic.

As of March 31, 2019, we have a dedicated team of 21 employees and 156 contractors responsible for warehouse management and processing. They also closely monitor the speed and service quality of the logistics services providers through consumer surveys and feedbacks from consumers to help ensure their satisfaction.

Technology

In the emerging new retail industry, technology is key to our success in achieving efficiency for our business, improving the user experience, and enabling innovation. We have made significant investments and plan to continue to invest in developing our technology platform to deliver solutions that aim to address e-commerce needs for our brand partners. The principal components of our technology infrastructure include:

Big Data Analytics

As we operate a unique full-service model and provide end-to-end solutions, we have access to all kinds of data throughout the entire value chain in the KOL ecosystem. We collect and analyze a massive amount of data daily through tracking fashion posts and images on social media and brands’ official websites, and we also collect and analyze historical sales records and our consumer profiles on Taobao. With such data, we are able to provide satisfactory products and services to our fans, consumers, brands and other customers, and to understand and meet their changing needs. In addition, we collect and analyze our warehousing and shipment data to design a more efficient logistics plan.

AI Solutions

With access to a massive amount of data that we have accumulated over time, we believe we are in a unique position to develop innovative AI solutions for the benefit of our e-commerce value chain. We have utilized DeepFashion, an AI solution that we developed with our investee company. DeepFashion improves the design process by critiquing design choices and providing alternatives after considering key design variables. It establishes personalized databases for KOLs by collecting a massive amount of data daily by tracking fashion posts and images on social media and brands’ official websites, and categorizing them according to different types, styles, fabrics, colors of apparel and different ways to match clothing. DeepFashion also integrates historical sales records of each category of apparel and clothes on Taobao for KOLs’ and designers’ reference. It not only guides KOLs’ extensive recommendations on their social media platforms, creating fashion trends among fans, but also guides designers to launch new customized products on KOL online stores to fit variable demands of KOLs’ fans.

KOLs and designers can access our DeepFashion via both mobile application and computer webpage. It provides subscribers advanced functions. For example, subscribers can opt in or opt out of certain categories of apparel or certain online stores where they do or do not want to collect relevant images or historical sales records to create a customized database.

Management Systems

•                      WMS: it is a real-time system that assists us in major aspects of our logistics operations, such as managing stock keeping units, palletizing, replenishing stocks, receiving and shipping merchandises, sorting and organizing inventories, keeping transaction records, pick-and-pack, and monitoring progress to increase efficiency. In addition, the WMS allows us to lower the cost of labor as it has the ability to follow operating procedure presets and automatically create and execute an action plan upon receiving an order.

•                      ERP system: it is a real-time proprietary technology that manages the entire transaction process, including procurement, order tracking, production, logistics and payment receipt. Our ERP system is built on an order management system and is integrated with our WMS. It has the ability to consolidate and process orders from our various online stores. Once the order is processed, a notice is sent to our WMS to arrange for distribution and dispatch of the merchandise. Our ERP system also tracks order statuses, creates customer profiles, and manages post-sales services such as order canceling, product returns and refunds. These functions help us increase the efficiency and lower the cost of our order fulfillment process. In addition, KOLs are able to track the status of each product in their respective online stores, including its launch, pre-order amount, commercial production, warehouse arrival, delivery to consumers, historical sales record and other information that is helpful for KOLs to communicate with fans and consumers.

As of March 31, 2019, we had a technology team with more than 40 engineers. Many of our engineers have post-graduate degrees and have prior working experience in leading internet companies in China. For fiscal years 2017, 2018 and 2019, our expenses related to IT department, which undertakes many of our research and development activities, amounted to RMB3.7 million, RMB11.7 million and RMB10.3 million (US$1.5 million), respectively.

Marketing

In addition to leveraging our KOLs’ popularity and influence, we employ a variety of methods to attract potential fans, consumers, merchants and other ecosystem participants and promote our products, services and brands. Our marketing capabilities include a dedicated marketing team and word-of-mouth marketing. We have built a dedicated marketing team that is responsible for communicating with branded merchants and online stores on social media to promote the effect of the marketing services of Ruhnn. We also leverage the influence of word-of-mouth, which is information from industry players and customers about our products, services or brands. We initiated a slogan “For KOL Sales, Look to Ruhnn” to attract more brands, merchants and other participants to join our KOL ecosystem. We believe our word-of-mouth strategies and campaigns encourage KOL ecosystem participants’ engagement with our brands and drive their desire to purchase our products or use our services.

Competition

We face competition principally from other China internet KOL facilitators in e-commerce. These competitors generate significant traffic and have established brand recognition, significant technological capabilities and significant financial resources.

We compete to attract, engage and retain talented KOLs based on the wide range of training and professional support we provide. We also compete for motivated and effective talent and personnel, including product designers and engineers to develop compelling products and communication tools and functions for participants in our ecosystem.

In addition, we compete to attract and retain brands, online retailers and other merchants based on our size and the engagement of fans and consumers, the effectiveness and value of the marketing services our KOLs offer, commission rates and the usefulness of the services we provide including data and analytics for potential customer targeting, cloud computing services and the availability of support services including payment settlement and logistics services.

Based on the foregoing, we believe that our ability to compete effectively depends upon many factors, including the size, composition and engagement of our fan base, our ability to adjust to rapid advancements in technology and consumer tastes, the strength and reputation of our brands and our selling and marketing abilities, including targeted advertising and mobile marketing services.

Intellectual Property and Other Exclusive Rights

We rely on a combination of trademark, fair trade practice, intellectual property laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. As of March 31, 2019, we had over 1,045 trademarks, one patent and 24 domain names in China and overseas. As of the same date, we publicly filed 136 trademark applications in China and overseas.

In addition, we rely on a number of exclusive rights, especially know-how, portrait rights, right of publicity on social media platforms, social media accounts and online store accounts. We also enter into confidentiality agreement with our employees, and we rigorously control access to our proprietary technology and information. As such, we believe the protection of our trademarks, copyrights, domain names, trade names, patents trade secrets, know-how, portrait rights, right of publicity or personality and other proprietary rights is critical to our business. For risk factors relating to our intellectual properties, please see “Item 3. Key Information— D. Risk Factors — Risks Relating to Our Business and Industry — We may not be able to adequately protect our intellectual property rights and exclusive rights.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our employees. We do not maintain other property insurance, business interruption insurance, general third-party liability insurance or key-man insurance. We believe the insurance coverage we maintain is in line with the industry. For risk factors relating to our insurance policies, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We may not have sufficient insurance coverage”.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC. In June 2017, the MOFCOM and the NDRC promulgated a revision of the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, effective in July 2017. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. On June 30, 2019, the MOFCOM and the NDRC promulgated the Catalogue of Industries Encouraging Foreign Investment (2019), or the Encouraging Catalogue, effective on July 30, 2019, from which time encouraged categories under the Catalogue shall be void and replaced by the Encouraging Catalogue.

In June 2018, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List (2018)) for the Access of Foreign Investment, or the Negative List (2018), effective in July 2018. Foreign investment in talent agency services falls within the Negative List (2018), which required the talent agency services to be controlled by PRC shareholders. On June 30, 2019, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List (2019)) for the Access of Foreign Investment, or the Negative List (2019), which became effective on July 30, 2019. The Negative List (2019) expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List (2019) where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. Foreign investment in talent agency services is deleted from Negative List (2019). Therefore, talent agency service became a “permitted” industry under the Catalogue since July 30, 2019.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our relevant business in China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations.”

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. For the potential impact of the Foreign Investment Law on our Company, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We face uncertainties with respect to the implementation of the Foreign Investment Law.”

Regulations Relating to Online Data Processing and Transaction Processing Business (Operational E-commerce)

The Regulations for Administration of Foreign-invested Telecommunications Enterprises, which was promulgated by the State Council of the PRC in December 2001 and subsequently amended in September 2008 and February 2016, respectively, set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China to have a good and profitable record and operating experience in this industry.

In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an ICP license is prohibited from leasing, transferring or selling the ICP license to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value- added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP license, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP license holder fails to comply with the above requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to impose administrative measures on such license holder, including revoking its ICP license.

On June 19, 2015, the MIIT issued the Circular on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce), or the New E-commerce Circular, pursuant to which, foreign investors are allowed to hold up to 100% equity interest of an entity operating online data processing and transaction processing business (operational e-commerce) in China. While the New E-commerce Circular removed the shareholding percentage restriction for foreign investors in the online data processing and transaction processing business, foreign investors still need to satisfy certain stringent requirements under the Regulations for Administration of Foreign-invested Telecommunications Enterprises. For example, major foreign investors seeking to obtain the license for their online data processing and transaction processing businesses must have good track records and operating experiences in the value-added telecommunications service industry.

Currently, there remain significant uncertainties with respect to the interpretation and implementation of the New E-commerce Circular as well as the application for the license regarding online data processing and transaction processing business by a wholly foreign funded enterprise in practice. For example, the term “operational e-commerce” is undefined in either the New E-commerce Circular or other relevant laws and regulations. Considering the uncertainty of the implementation of the New E-Commerce Circular and to maintain our flexibility, we rely on contractual arrangements with our VIE to operate our businesses including any operational e-commerce business that we may engage in the future.

Regulations Relating to E-commerce

China’s e-commerce industry is at an early stage of development. In May 2010, the State Administration for Market Regulation, or the SAMR, formerly known as State Administration for Industry and Commerce, adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services. Under these measures, enterprises or other operators that are engaging in online commodities trading or other services and are registered with the SAMR or its local branches must make the information stated in their business licenses available to the public or provide links to their business licenses on their websites. Online distributors must adopt measures to ensure the safety of online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. The above interim measures were replaced by the Measures for the Administration of Online Commodities Trading, which was issued by the SAMR on January 26, 2014 and became effective on March 15, 2014. These newly issued measures further impose more stringent requirements and obligations on the online trading or service operators. We are subject to such rules as a result of our online sales business.

In January 2017, the SAMR adopted the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods. Pursuant to such interim measures, customers are entitled to return goods without reason, except for customized goods, fresh and perishable goods, delivered newspapers or periodicals, and audio-visual products, computer software and other digital products which are downloaded online or of which the packages have been opened by customers.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law of the PRC, or the new E-commerce Law, which came into effect on January 1, 2019. The new E-commerce Law regulates e-commerce platform operators, or platform operators, as well as e-commerce operators who sell products or provide services on e-commerce platforms. Specifically, the new E-commerce Law provides that e-commerce operators shall (i) register themselves as market subjects according to the law, except for individuals selling self-produced agricultural and sideline products or family handicrafts, applying their own skills in labor activities that are exempted from registration, or engaged in odd small-amount transaction activities that do not require any license under the law; (ii) fulfill their tax obligations and enjoy tax incentives in accordance with the law; (iii) always have information about its own business license, the administrative license issued for its business, and its status as a party that is not required to register itself as a market subject, or the link to a webpage with such information published in a prominent position on its homepage; (iv) bear the likely risks and responsibilities when commodities are in transit, except for when consumers select separate express logistics service providers; and (v) provide clear notice to consumers for tie-in sales and shall not set tie-in commodities or services as the default option. Further, e-commerce operators that possess dominant market positions shall not abuse their market dominance to eliminate or restrict competition.

In addition, the new E-commerce Law provides that platform operators shall (i) verify and register the identity, address, contact and administrative license of e-commerce operators applying to sell commodities or provide services on its platform, establish registration archives and have them verified and updated regularly; (ii) record and save information released on its platform about commodities and services and deals concluded for a period of three years (unless otherwise stipulated), and ensure the completeness, confidentiality and availability of such information; (iii) use noticeable labels to clearly identify any business that it conducts on its own platform. A platform operator shall not impose unreasonable restrictions over or add unjustified conditions to transactions concluded on its platform by e-commerce operators, nor shall a platform operator charge e-commerce operators on its platform any unreasonable fees.

If a platform operator knows, or should have known, that an e-commerce operator has conducted acts infringing on the legitimate rights and interests of consumers, but the platform operator fails to take any necessary measure, the platform operator shall be held jointly and severally liable with the e-commerce operator. Where a platform operator fails to examine the qualifications of the e-commerce operators on its platform or fails to protect the safety of its consumers in respect of goods or services that may affect the consumer’s health, the platform operator shall bear corresponding liability to the consumers. Where a platform operator fails to take necessary measures against violations of intellectual property rights by e-commerce operators on its platform, the administrative department for intellectual property may order the platform operator to make corrections within the required time limit; where it fails to make corrections within the required time limit, the platform operator may face administrative fines of up to RMB2 million.

Regulations Relating to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC (revised in 2016), which was promulgated by the Standing Committee of the National People’s Congress on May 12, 1994, amended on April 6, 2004 and further amended on November 7, 2016, a foreign trade dealer engaged in import or export of goods or technologies shall register with the authority responsible for foreign trade under the State Council of the PRC or its authorized bodies. Where a foreign trade dealer fails to register as required, the Customs authority shall not process the declaration and clearance procedures for the imported or exported goods.

Regulations Relating to Tort Liability, Product Quality and Consumer Protection

The Tort Liability Law of the PRC was enacted by the Standing Committee of the National People’s Congress on December 26, 2009. Under this law, in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek full reimbursement from the seller upon compensation of the victim.

The PRC Product Quality Law (revised in 2000, 2009 and 2018) applies to all production and sales activities in China. Pursuant to this law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any manner, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or revocation of business license and confiscation of products that were illegally produced and sold as well as the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation for damages caused by the manufacturer, the seller may seek full reimbursement from the manufacturer. Similarly, if the manufacturer pays compensation for damages caused by the seller, the manufacturer may seek full reimbursement from the seller.

The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, or the amended PRC Consumer Protection Law, requires business operators to guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. The amended PRC Consumer Protection Law imposes even more stringent requirements and obligations on business operators selling goods or services through the internet. For example, consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. Failure to comply with the amended Consumer Protection Law may subject business operators to civil liabilities and, where crimes are committed during the infringement of the lawful rights and interests of consumers, criminal liabilities.

As to legal liabilities of the platform operator, the amended PRC Consumer Protection Law set forth that, where a consumer’s interest are prejudiced when purchasing products or services via an e-commerce platform, and the platform operator fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer may demand compensation from the platform operator. Once the online trading platform operator has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If the platform operator knew, or should have known, that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers, and the platform operator fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider.

We are subject to the above laws and regulations as an online retailer of commodities and believe that we are currently in compliance with these regulations in all material aspects.

Regulations Relating to Pricing

In China, only the prices of a very small number of products and services are guided or fixed by the government. According to the PRC Pricing Law, business operators must display prices clearly and in accordance with the requirements set out by the relevant authority. Further, business operators must indicate the name, origin of production, specifications and other relevant information. Business operators shall not charge any price different from the displayed price or fees that are not explicitly indicated. Business operators must not engage in any specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to lure consumers into concluding a transaction, or conducting price discrimination against other business operators. Failure to comply with the PRC Pricing Law may subject business operators to administrative sanctions such as the issuance of a warning, an order to make a rectification, confiscation of illegal gains, imposition of fines, suspension of business operations or revocation of business licenses under severe circumstances, as well as potential civil and criminal liabilities.

We are subject to the PRC Pricing Law as an online retailer and believe that our pricing activities are currently in compliance with the law in all material aspects.

Regulations Relating to Intellectual Property

The Copyright Law of the PRC, promulgated in 1990 and revised in 2001 and 2010, and the Regulations on Computer Software Protection, promulgated by the State Council of the PRC on December 20, 2001 and revised on January 8, 2011 and January 30, 2013, provide protection to the rights and interests of computer software copyright holders. Pursuant to the Regulations on Computer Software Protection, software developed by PRC citizens, legal entities or other organizations is automatically protected immediately after its development, regardless of whether the software was published. A software copyright owner may register with the designated registration authorities and obtain a registration certificate, which serves as preliminary proof of ownership of the copyright and other registered matters. The operational procedures for the registration of software copyright and the registration of software copyright license and transfer agreements are set forth in the Measures on Computer Software Copyright Registration promulgated by the National Copyright Administration on February 20, 2002.

Trademarks are protected by the Trademark Law of the PRC (Revised in 2019), which was promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 (effective on November 1, 2019), as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council of the PRC on August 3, 2002 (Revised in 2014). Pursuant to the PRC Trademark Law, registered trademarks refer to trademarks registered with the Trademark Office under the SAMR, including trademarks for goods and services, collective trademarks and certification trademarks. The PRC Trademark Law has adopted a “first come, first file” principle with respect to trademark registration. A registration application may be rejected if the trademark concerned is identical or similar to another trademark which has already been registered or been given a preliminary examination and approval for use on similar or same kind of goods or services. No applicant may prejudice the existing rights of others, nor may any person register a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. A registered trademark is valid for a period of 10 years and can be renewed within 12 months prior to the expiry date. Each renewal of registration will be valid for 10 years.

The PRC Trademark Law further provides that a trademark registrant may license its registered trademark to another party by entering into a trademark license contract. Trademark license agreements must be filed with the Trademark Office. The licensor shall supervise the quality of the goods on which the trademark is used, and the licensee shall guarantee the quality of such goods.

The MIIT promulgated the Administrative Measures on Internet Domain Name, or the Domain Name Measures, on August 24, 2017. According to the Domain Name Measures, domain name owners are required to register their domain names with the domain name registries, which are supervised and administered by the MIIT. The domain name registration follow a “first come, first file” principle. Applicants for the registration of domain names are required to provide true, accurate and complete information in their application, including the identity of the domain name holder, as well as enter into registration agreements with the domain name registry. The applicant becomes the holder of the applied domain name upon the completion of the registration procedure.

According to the Patent Law of the PRC (Revised in 2008), promulgated by the Standing Committee of the National People’s Congress, and its Implementation Rules (Revised in 2010), promulgated by the State Council of the PRC, the State Intellectual Property Office of the PRC is responsible for administering patents in the PRC. The patent administration departments of the provincial, autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, namely “invention”, “utility model” and “design”. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 10 years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. The use of a patent without the consent of or a proper license from the patent owner constitutes an infringement of the owner’s patent rights.

Regulations Relating to Foreign Exchange

Under the PRC Regulations on Foreign Exchange Control, promulgated on January 29, 1996 and last amended on August 1, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi may be converted into other currencies for the purpose of current account items, such as trade related receipts and payments and payment of interests and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investments, requires the prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Subject to the conditions and requirements set by the SAFE, PRC companies may repatriate or deposit overseas the foreign currency payments received abroad. Foreign-invested enterprises may retain foreign exchange proceeds from the current account items in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local office or sell the foreign exchange proceeds to a financial institution engaging in settlement and sale of foreign exchange pursuant to the relevant rules and regulations of the State. For foreign exchange proceeds under the capital accounts, approval from the SAFE is required for its retention or sale to a financial institution engaging in settlement and sale of foreign exchange, except otherwise provided under the relevant rules and regulations of the PRC.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Notice No. 59, promulgated by the SAFE on November 19, 2012 and amended on May 4, 2015 and October 10, 2018, approval is not required for opening of foreign exchange accounts for direct investment or for conducting domestic transfer of the foreign exchange for direct investment. The SAFE Notice No. 59 also simplified the capital verification and confirmation formalities for FIEs, the foreign capital and foreign exchange registration formalities required for foreign investors to acquire equities of a Chinese company. The SAFE Notice No. 59 further improves the exchange settlement administration of the foreign exchange capital of foreign-invested entities.

The Notice of the SAFE on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Notice No. 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to the SAFE Notice No. 19, a FIE may, in response to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a FIE shall truthfully use its capital for its own operational purposes and within its scope of business; where an ordinary FIE makes domestic equity investments with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic reinvestment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank).

According to Circular 16, all enterprises registered in PRC may convert their foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) to Renminbi on a self-discretionary basis. The Circular 16 reiterates the principle that a company may not use Renminbi converted from foreign currency-denominated capital directly or indirectly for purposes beyond its business scope, for investments in securities or for other investments with the exception of principal-guaranteed bank financial products within the PRC unless otherwise specifically provided. Further, the converted Renminbi shall not be used to make loans for related companies unless it is within the business scope or to build or purchase any real estate that is not for the company’s own use unless the company’s business is in real estate.

SAFE Circular 37 promulgated by the SAFE in July 2014, requires PRC residents or entities to register with the SAFE or its local branch their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of its basic information (including change of such PRC citizens or residents, name and operation term, and etc.), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions, etc.

SAFE further enacted the Notice of the SAFE on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Notice 13, on February 13, 2015, which allows PRC residents or entities to register with qualified banks their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 will continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. Further, the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

All of our shareholders who, to our knowledge, are subject to the above SAFE regulations have completed the necessary registrations with the qualified banks as required by SAFE Circular 37.

On January 26, 2017, SAFE issued the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving Authenticity and Compliance Review, or the SAFE Notice 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including the requirements that: (i) under the principle of genuine transaction, banks shall review board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for losses incurred in previous years before remitting the profits. Moreover, pursuant to SAFE Notice 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as amended in 1999, 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law of the PRC promulgated in 1986 and last amended in 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Equity Joint Venture Law of the PRC promulgated in 1979 and last amended in 2016 and its implementation regulations promulgated in 1983 and last amended in 2014, and the Cooperative Joint Venture Law of the PRC promulgated in 1988 and last amended in 2017 and its implementation regulations promulgated in 1995 and last amended in 2017. Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. Except otherwise provided by the laws regarding foreign investment, a PRC company is required to set aside at least 10% of its after-tax profit as general reserves until the cumulative amount of such reserves reaches 50% of the company’s registered capital. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Employment and Social Welfare

The Labor Contract Law, which was implemented on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are forbidden to force employees to work beyond the time limit, and employers shall pay employees for overtime work in accordance with national regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to employees in a timely manner. In addition, according to the Labor Contract Law: (i) an employer must pay an employee double income if the employer fails to enter into an employment contract with the employee after the lapse of more than one month but less than one year from the date of employment, and, if the failure to enter into an employment contract persists for more than one year, the parties will be deemed to have entered into a labor contract with an “unfixed term”; (ii) employees who fulfill certain criteria, including having worked for the same employer for ten years or more, may demand that the employer execute a labor contract with them with an unfixed term; (iii) employees must adhere to regulations in the labor contracts concerning commercial confidentiality and non-competition; (iv) if an employee breaches the provisions concerning term of services in the labor contract, an employer may seek an amount of compensation not exceeding the cost of training the employee; (v) employees may terminate their employment contracts with their employers if their employers fail to make social insurance contributions in accordance with the law; (vi) employers who demand money or property from employees as guarantee may be subject to a fine of more than RMB500 but less than RMB2,000 per employee; and (vii) employers who intentionally deprive employees of any part of their salary must, in addition to their full salary, pay such employees compensation ranging from 50% to 100% of the amount of salary so deprived if they fail to pay the salary deprived within the period specified by the labor administration authorities.

According to the Labor Law of the PRC, promulgated on July 5, 1994 and effective on January 1, 1995 and amended on August 27, 2009 and December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety and sanitation as well as other relevant articles of labor protection, and educate laborers in labor safety and sanitation in the PRC. Labor safety and sanitation facilities shall comply with standards prescribed by the State.

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance of the State Council of the PRC issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council of the PRC promulgated on December 14, 1998, the Regulations on Unemployment Insurance promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities, and any employer that fails to contribute may be fined and ordered to make the payment within a prescribed time limit.

According to the Regulations on the Management of Housing Provident Funds, which was promulgated by the State Council of the PRC in 1999, amended in 2002 and 2019 respectively, newly established enterprises must register at the competent housing provident fund managing center. These enterprises shall then use the verification documents provided by such managing center to open housing provident fund accounts for their employees at the relevant bank. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.

Regulations Relating to Tax

On March 16, 2007, the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax, which was amended on February 24, 2017 and December 29, 2018, and on December 6, 2007, the State Council of the PRC enacted The Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose “de facto management body” is located in the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose de facto management body is located outside the PRC, but have either established institutions or premises in the PRC or have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, enterprises are subject to a uniform corporate income tax rate of 25%. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, promulgated by the SAT on April 22, 2009 and last amended on December 29, 2017, sets out the standards and procedures for determining whether an overseas China-funded enterprise shall be identified as a resident enterprise of the actual organizational management within the territory of the PRC, and shall be subject to relevant taxation management and collection of enterprise income tax on its income derived from within and out of the territory of the PRC.

As noted, the EIT Law provides that an income tax rate of 10% will be applicable to dividends or other gains received by investors who are “non-resident enterprises” and who meet the aforementioned requirements for the lower enterprise income tax rate. Such income tax on dividends may be reduced further by the tax treaties between China and the jurisdictions in which non-PRC shareholders of our PRC subsidiary reside. Specifically, pursuant to an Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong enterprise (being the beneficial owner of dividends from a PRC enterprise) is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong enterprise receives from the PRC enterprise may be reduced to 5% subject to approval from the relevant tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or Notice No. 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a corporate structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Moreover, based on the Announcement No. 9, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and are thus not entitled to the above tax benefits.

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council of the PRC on December 13, 1993 and subsequently amended on November 5, 2008, February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance and the SAT on December 15, 2008 and subsequently amended on October 28, 2011 (collectively, the “VAT Law”). According to the VAT Law, all enterprises and individuals engaged in the sale of goods, provision of processing, repair and replacement services, and importation of goods within the territory of the PRC must pay value-added tax, or VAT. Other than exports (subject to 0% VAT rate) and certain products listed in the VAT Law (subject to 11% VAT rate), the sale and importation of goods were generally subject to a VAT rate of 17%. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, which became effective on May 1, 2018, the previous applicable VAT rate of 17% and 11% are adjusted to 16% and 10%, respectively.

On January 1, 2012, the State Council of the PRC officially launched a pilot VAT reform program, or the Pilot Program, which is applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of the business tax. The Pilot Program initially applied only to the transportation industry and “modem service industries”, or collectively, the Pilot Industries, in Shanghai. The research and development and technical services and information technology services included in the Pilot Industries are subject to the VAT tax rate of 6%. Subsequently, the Pilot Program has been expanded to ten additional regions, including, among others, the Beijing and Guangdong provinces, and has been expanded nationwide for certain designated pilot industries. According to the Notice Regarding the Inclusion of the Telecommunications Sector under the Pilot Program of Replacing Business Tax with Value-Added Tax, which was promulgated on April 29, 2014 and became effective on June 1, 2014, the entities and individuals providing telecommunications services within the territory of PRC shall pay VAT instead of business tax. The Trial Implementing Measures of the Conversion of Business Tax to Value-added Tax, or the Trial Implementing Measures, which was promulgated on March 23, 2016, amended on July 11, 2017 and became effective retroactively as of July 1, 2017 and last amended on March 20, 2019, superseded the Notice Regarding the Inclusion of the Telecommunications Sector under the Pilot Program of Replacing Business Tax with Value-Added Tax. The Trial Implementing Measures provides that VAT will be collected in lieu of business tax in all regions and industries.

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company issued by the SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent and complete certain other procedures. The domestic qualified agent could be a PRC subsidiary of the overseas listed company. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of our initial public offering.

In addition, the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other relevant PRC government authorities.

Regulations Relating to Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, jointly promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading securities of such offshore special purpose vehicle on an overseas stock exchange.

Our PRC legal counsel has advised us that based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Select Market. However, our PRC legal counsel has further advised us that there remains some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

C.                                    Organizational Structure

The chart below summaries our corporate and shareholding structure and identifies the significant subsidiaries and affiliates described above and the places of incorporation as of the date of this annual report:

(1)             On October 4, 2018, as part of the Equity Restructuring, Hangzhou Ruhnn, the former parent of Hanyi E-Commerce transferred 1% equity interest in Hanyi E-Commerce to FENG Min for the purpose of creating a new nominee shareholder to enter into the contractual arrangements.

(2)             Wholly owned by FENG Min. On October 4, 2018, as part of the Equity Restructuring, Hangzhou Ruhnn, the former parent of Hanyi E-Commerce transferred 99% equity interest in Hanyi E-Commerce to this entity for the purpose of creating a new nominee shareholder to enter into the contractual arrangements.

(3)             Exclusive Business Corporation Agreement, Exclusive Call Option Agreement, Power of Attorney and Equity Interest Pledge Agreement.

(4)             Exclusive Call Option Agreement, Power of Attorney, Equity Interest Pledge Agreement and Spousal Consent Letter.

(5)             Exclusive Call Option Agreement, Power of Attorney and Equity Interest Pledge Agreement.

Contractual Arrangements with Our VIE and its Shareholders

As a Cayman Island company, our holding company is classified as a foreign enterprise under PRC laws and regulations, and our WFOE is an FIE. FIEs are subject to a number of restrictions under PRC laws and regulations. In particular, we currently hold a commercial performance license for introducing our KOLs to participate in TV shows and other performances, which is classified as talent agency services. Moreover, we plan to expand our e-commerce-related businesses in the future, some of which may be classified as value-added telecommunication services. As these businesses may be subject to strict business licensing requirements, including limitations on foreign ownership and in order to have greater flexibility in carrying out our business and implementing our business strategies in compliance with PRC laws and regulations, we operate our businesses in China mainly through our VIE and its subsidiaries. Our VIE and most of its subsidiaries are domestic PRC companies. We and our WFOE have entered into a series of contractual arrangements with our VIE and its direct and indirect shareholders, through which we are able to consolidate the financial results of our VIE and its subsidiaries. These contractual arrangements allow us to:

•             exercise effective control over our VIE through our power to direct the activities of our VIE that most significantly impact its economic performance;

•             receive economic benefits of our VIE that potentially could be significant to our VIE; and

•             have a call option to purchase all or part of the equity interests and/or assets in our VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of our VIE and its subsidiaries and have their financial results in our combined and consolidated financial statements in accordance with U.S. GAAP. However, these contractual arrangements may not be as effective in providing operational control as direct ownership and the use of the contractual arrangements exposes us to certain risks. For example, our VIE or its direct or indirect shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Item 3. Key Information — D. Risk Factors—Risks Relating to Our Corporate Structure”.

If the VIE or its direct or indirect shareholders fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over the VIE and its subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on contractual arrangements with Hanyi E-Commerce and its shareholders for our operations in China, which may not be as effective in providing control as direct ownership.” If we are unable to maintain effective control over our VIE and its subsidiaries, we will not be able to continue consolidating their financial results into our financial results. Our VIE and its subsidiaries contributed substantially all of our total revenues. Further, we rely on dividends and other distributions paid to us by our offshore and PRC subsidiaries, which in turn depends on the service fees paid from our VIE and its subsidiaries. In practice, we evaluate on a case-by-case basis the performance and future plans of our VIE and its subsidiaries before determining the amount of fees we will collect from them. We do not have unfettered access to the revenues from our WFOE, our VIE or its subsidiaries due to the significant legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and restrictions on foreign investment, among others. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on dividends, fees and other distributions paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could hinder our ability to conduct our business.”

The following is a summary of the currently effective contractual arrangements.

Agreements that Provide Us with Effective Control over Our VIE and Its Shareholders

Equity Interest Pledge Agreement. Pursuant to the Equity Interest Pledge Agreement, Hangzhou Xinghui Corporate Management Consulting Co., Ltd., or Hangzhou Xinghui, and FENG Min have pledged all of their equity interest in Hanyi E-Commerce to guarantee the performance of obligations by Hanyi E-Commerce, Hangzhou Xinghui and FENG Min under the relevant contractual arrangements, which include the Power of Attorney Agreement, Exclusive Business Cooperation Agreement and Exclusive Call Option Agreement. If Hangzhou Xinghui, Hanyi E-Commerce and FENG Min breach their contractual obligations under these agreements, our WFOE, as pledgee, will have the right to auction or sell all or part of the pledged equity interests of Hangzhou Xinghui and FENG Min, and receive proceeds from such auction or sale. Hangzhou Xinghui and FENG Min agree, among other things, that, during the term of the Equity Interest Pledge Agreement, Hangzhou Xinghui will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests or any portion thereof, without the prior written consent of our WFOE, except for the performance of the Exclusive Call Option Agreement. The Equity Interest Pledge Agreement will remain effective until the termination of the Exclusive Business Cooperation Agreement and all of the obligations thereunder have been fulfilled.

Power of Attorney Agreement. Pursuant to the Power of Attorney Agreement, Hangzhou Xinghui and FENG Min have irrevocably authorized our WFOE and certain person(s) designated by our WFOE to act on Hangzhou Xinghui and FENG Min’s behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all shareholder rights, including but not limited to the right to call, attend and vote on shareholder’s meetings and serve as directors and executive officers. The Power of Attorney Agreement is irrevocable and continuously effective from the execution date unless our WFOE provides a written termination notice to Hangzhou Xinghui and FENG Min or other conditions of termination under the Power of Attorney Agreement have been met.

Agreement that Allows Us to Receive Economic Benefits from Our VIE and Its Shareholders

Exclusive Business Cooperation Agreement. Under the Exclusive Business Cooperation Agreement, our WFOE has the exclusive right to provide Hanyi E-Commerce with comprehensive technical support, consulting services and other services. In exchange, our WFOE is entitled to receive an annual service fee from Hanyi E-Commerce at an amount that is equal to 100% of its net profit. The WFOE has the right to adjust the service fee payment frequency at its sole discretion. In addition, our WFOE owns the intellectual property rights arising out of the performance of the Exclusive Business Cooperation Agreement. Unless otherwise terminated in accordance with the provisions of the Exclusive Business Cooperation Agreement or in accordance with applicable PRC laws or terminated by our WFOE in writing 30 days in advance, the Exclusive Business Cooperation Agreement remains continuously effective.

Agreement that Provides Us with the Option to Purchase the Equity Interest in Our VIE

Exclusive Call Option Agreement. Pursuant to the Exclusive Call Option Agreement, Hangzhou Xinghui and FENG Min have irrevocably granted our WFOE an exclusive option to purchase by itself or by its designate person(s), at our WFOE’s sole discretion at any time, to the extent permitted under PRC law, all or part of Hangzhou Xinhui’s and FENG Min’s equity interests in Hanyi E-Commerce. The purchase price of the equity interests shall be a nominal price, unless otherwise required by the relevant government authority or PRC law, in which case, the price shall be the minimum price permitted by the government authority or PRC law. Hangzhou Xinghui, FENG Min and Hanyi E-Commerce have agreed that, without our WFOE’s prior written consent, they will not, among other things, amend Hanyi E-Commerce’s articles of association, change Hanyi E-Commerce’s registered capital or scope of business, allow Hanyi E-Commerce to be separated or dissolved, sell or otherwise dispose of Hanyi E-Commerce’s assets and beneficial interest that is worth RMB1,000,000 or more, or provide any loans or guarantees. In addition, Hangzhou Xinghui and FENG Min undertake, among other things, that it will not sell or otherwise dispose of its equity interests in Hanyi E-Commerce or create any pledge or encumbrance on their equity interests in Hanyi E-Commerce without our WFOE’s prior written consent. The Exclusive Call Option Agreement will remain effective until all equity interests in and all assets of Hanyi E-Commerce have been transferred or assigned to our WFOE or its designated person(s).

Spousal Consent Letter. Pursuant to the Spousal Consent Letter executed by the spouse of FENG Min, our chairman of board of directors, the signing spouse confirmed and agreed that Mr. FENG’s direct or indirect equity interests in Hanyi E-Commerce are his own property and that the spouse does not enjoy and right or interest in connection with such equity interests of Hanyi E-Commerce held by Mr. FENG’s. The spouse also irrevocably agreed that she would not claim in the future any right or interest in connection with such equity interests in Hanyi E-Commerce held directly or indirectly by Mr. FENG’s.

D.                                    Property, Plants and Equipment

Our headquarters are located in Hangzhou, Zhejiang Province, and our principal warehouses are located in Haining, Zhejiang Province. As of March 31, 2019, we leased 11,282 square meters of office space in Hangzhou and Shanghai and leased an aggregate of over 59,080 square meters of warehouses in Haining and Hangzhou, Zhejiang Province.

In connection with the Equity Restructuring, Hangzhou Ruhnn Holdings Co., Ltd., or Hangzhou Ruhnn, sold us office spaces with an aggregate gross floor area of 8,158 square meters which Hangzhou Ruhnn purchased from a third-party seller in 2017 for a total purchase price of approximately RMB125.4 million. Hangzhou Ruhnn paid the full purchase price to the third-party seller and we have subsequently paid the same price to Hangzhou Ruhnn as part of our Equity Restructuring. We have taken possession of these office spaces and currently use them as offices. However, we have not obtained the building ownership certificates for these office spaces and we are in the process of obtaining such certificates.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.

A.            Operating Results

Key Factors Affecting Our Results of Operations

Macroeconomic factors and regulatory environment and our ability to maintain our leading position in the industry

The growth of our business depends on the development and popularity of the internet KOL economy, which in turn depends on the growth of the online retail market, continued increase in consumer spending, and increasing popularity and influence of internet KOLs. Our results of operations are also affected by changes in regulatory environment. For example, the new E-Commerce Law of the PRC has come into effect on January 1, 2019 and imposed various new regulatory requirements on e-commerce business operators. While these regulatory requirements may increase industry-wide compliance costs, we believe we, as an industry leader with substantial operating experience, are better positioned to attract internet KOLs in China who are trying to monetize their success on social media platforms through e-commerce channels as we can help ensure their compliance with the new regulatory requirements. As a result, we believe the regulatory change would create significant opportunities for us to further expand our business and increase our market share.

Moreover, the success of our business depends on our ability to maintain our market position as the largest internet KOL facilitator in China. Our leading market position and first-mover advantage has enabled us to establish strong brand recognition among KOLs in China and various players in the new retail industry. We believe our brand “Ruhnn” will continue to attract more KOLs and businesses to join our ecosystem in an efficient and sustainable manner. Our ability to maintain a market leading position and increase the reputation and attractiveness of our brand to KOLs, brands and other merchants will continue to be critical to our future business and financial performance.

Our ability to attract and retain popular KOLs and grow fan and customer base

We rely on KOLs to sell and promote products and services on our KOL sales and marketing platform. As such, our revenues and results of operations are directly affected by our ability to attract, and retain talents and grow a popular and diversified KOL pool. We aim to develop a balanced KOL talent pool to accommodate various fashion styles, personalities and fan bases, and cater to changing consumer demands. As we mainly sell and promote products and services to our KOLs’ fans, our business and financial performance are affected by our ability to help our KOLs grow their fan base, improve their fans’ engagement and convert more fans into paying customers and repeated buyers so that we can sell, or promote on behalf of brands and other merchants, more products and services to our KOLs’ fans.

Our ability to effectively monetize the KOL ecosystem through different business models

We monetize the KOL ecosystem through our full-service model and platform model, by selling products to fans and providing KOL sales and advertising services to brands, online retailers and other merchants. Our financial performance, results of operations and financial condition are affected by the contributions of our different business models and monetization channels to our overall business. Our full-service model captures the value of the entire value chain, while our platform model is asset-light and flexible. Revenues from our product sales under our full-service model accounted for 99.1%, 96.3% and 86.2% of our total net revenues for fiscal years 2017, 2018 and 2019, respectively, while our service revenues under the platform model accounted for 0.9%, 3.7% and 13.8% of our total net revenues for fiscal years 2017, 2018 and 2019, respectively. Gross margin of our full-service model was 36.7%, 31.5% and 27.5% for fiscal years 2017, 2018 and 2019, respectively, while gross margin of our platform model reached 52.0%, 48.3% and 54.6% for the same periods. As we continue to strengthen our business relationships with brands, online retailers and other merchants as well as explore additional monetization opportunities by leveraging our established “Ruhnn” brand, we expect our service revenues under our platform model to increase in absolute amount and as a percentage of our total revenues in the near future. We also expect to continuously adjust our business models and monetization channels to respond to market conditions and expect our financial performance and condition to be affected by such adjustments.

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses while continuing to grow our business. This includes our ability to, among others, (i) leverage our long-term relationships with suppliers as well as the scale of our business to negotiate preferential terms with suppliers and thereby reduce unit production costs, (ii) continually optimize economic arrangements with our KOLs to provide both strong incentives to our KOLs on one hand, and grow our revenue faster than the increase in fees payable to our KOLs on the other, (iii) improve our supply chain management capabilities, more accurately predict market trends and demand, and accelerate our inventory turnover; and (iv) increase the scale of our business to achieve economies of scale, and (v) diversify our business models and monetization channels to realize potential synergies. We expect the changing revenue contributions of our different businesses will also affect our overall cost structure. For example, as we continue to expand our business under our platform model, we expect our cost of revenue as a percentage of our total revenue may decrease in the future.

Investments in data-driven technology and AI solutions

Our results of operations are affected by our investments in data-driven technology and AI solutions. We have utilized the latest technology to improve our business and maintain competitiveness and made significant investments in data-driven technology and AI solutions. As we operate a unique full-service model and provide end-to-end solutions, we have access to various kinds of data throughout the entire value chain in the KOL ecosystem. We collect and analyze a significant amount of data daily, which enable us to provide better products and services to our fans, consumers, brands and other merchants, and to understand and meet their changing needs. In addition to our own efforts, we have invested in companies that develop AI solutions relevant to our business and operations, such as DeepFashion. Our investments in technology have increased, and are expected to continue to increase, which will affect our ability to rapidly grow our business, respond to changing market demands and control our costs and expenses, and in turn will significantly affect our results of operations.

Key Components of Results of Operations

Total Net Revenues

Our net revenues primarily include (i) product sales revenues from sales of various fashion and lifestyle products to consumers through our KOL online stores under our full-service model and (ii) service revenues from provision of various KOL sales and advertising services to third-party merchants under our platform model. The following table sets forth the breakdown of our total net revenues, both in absolute amount and as a percentage of our total net revenues, for the fiscal years presented:

	Fiscal Year Ended March 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales under full-service model	572,445	99.1	912,512	96.3	942,781	140,479	86.2
Services under platform model	5,457	0.9	35,068	3.7	150,657	22,449	13.8
Total net revenues	577,902	100.0	947,580	100.0	1,093,438	162,928	100.0

We rely on KOLs to promote and sell products to fans and consumers as well as provide services to third-party merchants on our KOL sales and marketing platform. The following table sets forth our key performance indicators under each business model as of the dates or during the fiscal years indicated:

	As of and for the fiscal year ended March 31,
	2017	2018	2019
Full-Service Model
Number of our KOLs serving such business model(1)	37	33	14
Number of our online stores	57	86	56
Number of orders placed through our online stores	5.1 million	7.5 million	7.0 million
GMV of our online stores	RMB1,236.3 million	RMB1,944.4 million	RMB2,147.1 million
Platform Model
Number of our KOLs serving such business model(1)	18	57	122
Number of brands using our services	18	166	632
Number of third-party online stores(2)	nil	6	132
GMV of third-party online stores(3)	nil	RMB100.8 million	RMB713.5 million

(1)              Certain KOLs under our full-service model overlap with those under our platform model. On the other hand, our KOLs that were undergoing training and had not started generating GMV under either of our business models as of the relevant date were not included in these numbers.

(2)              Includes third-party online stores to which we provide KOL sales services and KOL advertising services.

(3)              Includes GMV from third-party online stores to which we only provide KOL sales services.

We expect that both of our product sales revenue and service revenue will continue to increase in absolute amounts as we continue to expand our overall business operations, while our service revenues as a percentage of our total net revenues will increase as we continue to accelerate the expansion of our platform model.

Our net revenues as a percentage of our total GMV slightly decreased from 46.7% for fiscal year 2017 to 46.3% for fiscal year 2018 and further decreased to 38.2% for fiscal year 2019, which was due to an increase in the proportion of our net revenues generated from services. The trend of our net revenues as a percentage of our total GMV in the future depends on the relative proportion of our product sales revenues and service revenue. As we continue to expand our business under the platform model, we expect the proportion of our net revenues from services will continue to increase and therefore our net revenues as a percentage of our total GMV may continue to decrease in the near future.

Cost of Revenues

The table below sets forth a breakdown of our cost of revenues by business model for the periods indicated, both in absolute amount and as a percentage of our total net revenues:

	Fiscal Year Ended March 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Cost of product sales under full-service model	(362,609)	(62.7)	(625,263)	(66.0)	(683,057)	(101,779)	(62.5)
Cost of services under platform model	(2,619)	(0.5)	(18,122)	(1.9)	(68,336)	(10,182)	(6.2)
Total	(365,228)	(63.2)	(643,385)	(67.9)	(751,393)	(111,961)	(68.7)

Cost of product sales under our full-service model mainly consist of (i) purchase prices of products, including manufacturing fees and purchase price of fabrics and other materials, (ii) KOL service fees, and (iii) inventory write-downs.

Our cost of product sales primarily includes:

•                  Purchase prices of products amounted to RMB282.4 million, RMB479.7 million and RMB540.2 million (US$80.5 million) for the fiscal years 2017, 2018 and 2019, respectively;

•                  Inventory write-downs amounted to RMB25.5 million, RMB42.1 million and RMB40.6 million (US$6.0 million) for the fiscal years 2017, 2018 and 2019, respectively; and

•                  KOL service fees amounted to RMB54.8 million, RMB103.6 million and RMB96.6 million (US$14.4 million) for the fiscal years 2017, 2018 and 2019, respectively.

Cost of revenues under our full-service model does not include other direct costs related to product sales such as shipping costs, payroll and benefits of logistic staff or logistic centers, and rental expenses. Therefore, our cost of revenues may not be comparable to other companies which include such costs and expenses in their cost of revenues.

Cost of services under our platform model mainly consists of KOL service fees for providing sales and advertising services to third-party customers.

Our cost of revenues as a percentage of total net revenues increased from 63.2% for fiscal year 2017 to 67.9% for fiscal year 2018 primarily because of (i) increased inventory write-downs, and (ii) the fact that in fiscal year 2017, our top KOL was primarily entitled to a dividend distribution under the joint venture agreement entered into in 2016. In fiscal year 2018, we made a one-off adjustment to our commercial arrangement and paid more service fees to the KOL, which contributed to a RMB36.6 million increase in our total fees paid to KOLs and a decrease in dividend distribution to the KOL. Our cost of revenues as a percentage of total net revenues increased from 67.9% for fiscal year 2018 to 68.7% for fiscal year 2019. Such increase was primarily due to discounted sales of apparel and cosmetic products of certain brands we ceased in fiscal year 2019, partially offset by the rapid expansion of our business under the platform model which generally requires lower cost of revenues as compared to product sales under the full-service model. We ceased sales of certain brands of apparel and cosmetic products in the full-service model in fiscal year 2019 and transformed such business into the platform model. In connection with such transition, we engaged in more discounted sales in order to dispose of our inventory, especially for discontinued products, in fiscal year 2019. We expect that our cost of revenues will increase in absolute amount as we continue to expand our overall operations. Our cost of revenues as a percentage of total net revenues may or may not increase in future periods depending on various factors such as the relative revenue contributions from our full-service model and platform model, our pricing strategies, and changing market conditions.

Operating Expenses

Our operating expenses consist of fulfillment expenses, sales and marketing expenses, general and administrative expenses and other operating income/loss. The following table sets forth a breakdown of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods indicated:

	Fiscal Year Ended March 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Operating expenses:
Fulfillment expenses	(69,412)	(12.0)	(100,071)	(10.6)	(126,850)	(18,901)	(11.6)
Sales and marketing expenses	(97,813)	(16.9)	(146,207)	(15.4)	(205,660)	(30,644)	(18.8)
General and administrative expenses	(67,106)	(11.6)	(130,978)	(13.8)	(92,005)	(13,709)	(8.4)
Other operating (loss) income, net	(168)	(0.0)	710	0.1	927	138	0.1
Total Operating Expenses	(234,499)	(40.5)	(376,546)	(39.7)	(423,588)	(63,116)	(38.7)

Fulfillment expenses

Fulfillment expenses consist primarily of (i) warehousing related expenses such as costs attributable to receiving, inspecting and warehousing inventories; and picking, packaging and preparing customer orders for shipment, (ii) shipping costs and (iii) compensation to our operation team in charge of our online stores, all of which relate to our product sales revenue. Our fulfillment expenses as a percentage of total net revenues decreased from 12.0% for fiscal year 2017 to 10.6% for fiscal year 2018, primarily due to increased economies of scale and operating efficiency of our warehousing and logistics operations. Our fulfillment expenses as a percentage of total net revenues increased from 10.6% for fiscal year 2018 to 11.6% for fiscal year 2019, primarily due to increased customer service costs as we engaged a third-party customer service provider to improve relevant services, our warehouse expansion and software upgrade, and increased international shipping costs as we increased imports of cosmetic products from overseas suppliers.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of expenses incurred for our advertising, marketing and brand promotion activities on various e-commerce platforms and social media. Our sales and marketing expenses as a percentage of total net revenues decreased from 16.9% for fiscal year 2017 to 15.4% for fiscal year 2018, primarily because our growth of total net revenues outweighed the increase in our sales and marketing expenses. Our sales and marketing expenses as a percentage of total net revenues increased from 15.4% for fiscal year 2018 to 18.8% for fiscal year 2019, primarily because we continued to expand our KOL base and steadily invest in our KOL identification, cultivation and professional support to further grow our KOL sales and advertising business under the platform model.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employee involved in general corporate functions as well as expenses related to our IT department, which undertakes many of our research and development activities. Our general and administrative expenses as a percentage of total net revenues increased from 11.6% for fiscal year 2017 to 13.8% for fiscal year 2018, primarily due to a provision of RMB26.3 million for advance payments we made to one of our suppliers as we believe the recoverability of this advance payment is remote. Our general and administrative expenses as a percentage of total net revenues decreased from 13.8% for fiscal year 2018 to 8.4% for fiscal year 2019, primarily because we did not make any provision for advance payments to a supplier in fiscal year 2019 as we did in fiscal year 2018. Instead, we were able to recoup a portion of the advances made to this supplier in the amount of RMB3.6 million while the remaining RMB22.7 million that was previously provided was written off for the current period. Our IT department related expenses consist primarily of compensation for employees involved in research and development activities, including Taobao data analytics, warehouse and ERP system development. Our IT department related expenses as a percentage of total net revenues increased from 0.6% for fiscal year 2017 to 1.2% for fiscal year 2018, and slightly decreased to 0.9% for fiscal year 2019.

Other Operating Income/(Loss)

Other operating income/(loss) consists primarily of the income or losses from disposing our excess and obsolete raw materials.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong is subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For fiscal years 2017, 2018 and 2019, we did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

PRC

Our PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax Law of the PRC, or the EIT Law, which was effective since January 1, 2008.

Dividends, interests, rent or royalties payable by our PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets), shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax. We do not plan to declare and pay dividends in the foreseeable future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the combined and consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined and consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We recognize revenue primarily from online sales of consumer products to followers of KOLs across various e-commerce platforms. Consistent with the criteria of ASC 605, Revenue Recognition, we recognize revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. The revenue is net of related business tax and surcharges.

Product Sales through Full-Service Model

We select and purchase goods from our suppliers and sell goods directly to customers through our online stores on various e-commerce platforms. Revenue from product sales is recognized either on a gross or net basis depending on whether we are (i) the primary obligor and are responsible to the customers for the key aspects of the fulfillment of the transaction including presales and after-sales services; (ii) bear the physical and general inventory risk once the products are delivered to our warehouse by our suppliers; (iii) have discretion in establishing price; and (iv) have credit risk. Predominantly all product sales revenue is recognized on a gross basis. Revenue from product sales is recorded on the combined and consolidated statements of comprehensive loss as product sales.

A majority of our customers make online payments through third-party payment platforms when they place orders on websites of our online stores. Product sales, net of return allowances, value added tax and related surcharges, are recognized when the funds are released from the third-party payment platforms to us which is the earlier of when (1) customers manually confirm their receipt of the products on the e-commerce platform or (2) ten days after delivery. We offer our online customers an unconditional right of return for a period of seven days upon receipt of products. Return allowances, which reduce revenue, are estimated based on historical data and industry practice we have maintained and our analysis of returns by categories of products, and are subject to adjustments to the extent that actual returns differ or are expected to differ.

Shipping and handling fees are included in net revenues. We typically do not charge shipping and handling fees for orders exceeding a certain sale amount. Shipping and handling revenue has not been material for the periods presented.

Services through Platform Model

We serve as a platform in providing KOLs to brands, online retailers and other merchants for promotion of their products or services either on the KOLs’ social media platforms or offline channels. Such services primarily include (i) advertising services through the KOLs’ social media spaces that direct followers to the online stores owned and operated by third party online retailers; and (ii) sales services of KOLs to promote the merchant’s products or services through the merchant’s various commerce channels across a period of time. Fees from advertising services are fixed and pre-determined and fees from sales services are based on net revenue generated from third-party online stores. We recognize advertising services upon the completion of the performance of services or over the period during which the services are being performed. We recognize sales services over the period during which the services are being provided.

Inventories

Inventory is stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as whether the goods are returnable to vendors, inventory aging, historical and forecasted consumer demand, and promotional environment.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in our business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended March 31, 2018 and 2019.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the asset and liability method of accounting for income taxes.

Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amount in the combined and consolidated financial statements, net operating loss carry-forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive loss in the period of the enactment of the change.

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2017, 2018 and 2019, we did not have any significant unrecognized uncertain tax positions.

Results of Operations

The following tables set forth a summary of our combined and consolidated results of operations for the periods presented, in absolute amount and as a percentage of our total net revenues.

	Fiscal Year Ended March 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales	572,445	99.1	912,512	96.3	942,781	140,479	86.2
Services	5,457	0.9	35,068	3.7	150,657	22,449	13.8
Total net revenues	577,902	100.0	947,580	100.0	1,093,438	162,928	100.0
Cost of revenues:
Cost of product sales	(362,609)	(62.7)	(625,263)	(66.0)	(683,057)	(101,779)	(62.5)
Cost of services	(2,619)	(0.5)	(18,122)	(1.9)	(68,336)	(10,182)	(6.2)
Total cost of revenue	(365,228)	(63.2)	(643,385)	(67.9)	(751,393)	(111,961)	(68.7)
Gross Profit	212,674	36.8	304,195	32.1	342,045	50,967	31.3
Operating expenses:
Fulfillment expenses	(69,412)	(12.0)	(100,071)	(10.6)	(126,850)	(18,901)	(11.6)
Sales and marketing expenses	(97,813)	(16.9)	(146,207)	(15.4)	(205,660)	(30,644)	(18.8)
General and administrative expenses	(67,106)	(11.6)	(130,978)	(13.8)	(92,005)	(13,709)	(8.4)
Other operating (loss) income, net	(168)	—	710	0.1	927	138	0.1
Loss from operations	(21,825)	(3.7)	(72,351)	(7.6)	(81,543)	(12,149)	(7.4)
Interest income	42	—	88	—	595	89	0.1
Interest expense	(1,574)	(0.3)	—	—	(107)	(16)	—
Foreign exchange gain (loss)	56	—	(241)	—	34	5	—
Gains from deemed sales of investments	—	—	—	—	7,600	1,132	0.7
Loss before income taxes	(23,301)	(4.0)	(72,504)	(7.6)	(73,421)	(10,939)	(6.6)
Income tax expenses	(15,243)	(2.6)	(15,843)	(1.7)	(10,413)	(1,552)	(1.0)
Loss from equity method investees	(1,593)	(0.3)	(1,607)	(0.2)	(1,090)	(162)	(0.1)
Net loss	(40,137)	(6.9)	(89,954)	(9.5)	(84,924)	(12,653)	(7.7)
Net loss per ordinary share:
Basic and diluted	(0.17)		(0.33)		(0.23)	(0.03)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	319,407		319,407		321,585	321,585

Fiscal Year 2019 Compared to Fiscal Year 2018

Net revenues. Our total net revenues increased by 15.4% from RMB947.6 million for fiscal year 2018 to RMB1.1 billion (US$162.9 million) for fiscal year 2019.

•                  Product sales. Our product sales revenue increased by 3.3% from RMB912.5 million for fiscal year 2018 to RMB942.8 million (US$140.5 million) for fiscal year 2019. While the sales of our self-designed products on our online stores continued to grow as a result of the booming internet KOL e-commerce economy in China, we ceased sales of certain brands of apparel and cosmetic products in the full-service model in fiscal year 2019 and transformed such business into the platform model. In particular, the increase in our product sales revenue was primarily attributable to the sales growth of the stores opened in the name of the our top-tier KOLs. The increase was partially offset by the transformation of the business model of some online stores opened in the name of our emerging and established KOLs from the full-service model into platform model. As a result of such transformation, the number of our online stores decreased to 56 as of March 31, 2019 from 86 as of March 31, 2018 and the number of our KOLs serving the full-service model decreased to 14 as of March 31, 2019 from 33 as of March 31, 2018. On the other hand, GMV from our online stores opened under top-tier KOLs that were in operation in the entire period of fiscal year 2018 and 2019, increased by 15% for fiscal year 2019 compared with fiscal year 2018.

•                  Services. Our service revenues increased significantly by 329.6% from RMB35.1 million for fiscal year 2018 to RMB150.7 million (US$22.4 million) for fiscal year 2019, primarily due to an increase in the number of KOLs under our platform model to 122 as of March 31, 2019 from 57 as of March 31, 2018, and an increase in the number of brands we cooperated with in our advertising and marketing business to 632 as of March 31, 2019 from 166 as of March 31, 2018.

Cost of Revenues. Our cost of revenues increased by 16.8% from RMB643.4 million for fiscal year 2018 to RMB751.4 million (US$112.0 million) for fiscal year 2019, which was in line with our business expansion.

Gross Profit. Our gross profit increased by 12.4% from RMB304.2 million for fiscal year 2018 to RMB342.0 million (US$51.0 million) for fiscal year 2019 as we continued to grow our business. Our gross margin decreased slightly from 32.1% for fiscal year 2018 to 31.3% for fiscal year 2019, primarily due to the decreased gross margin of online product sales as a result of discounted sales of apparel and cosmetic products of certain brands we ceased in fiscal year 2019. The decrease was partially offset by the increased proportion of our net revenues attributable to services under the platform model which had higher gross margins than the full-service model, and an increase in the gross margin of our services under the platform model as service fees as a percentage of our services revenues was lowered. We ceased sales of certain brands of apparel and cosmetic products in the full-service model in fiscal year 2019 and transformed such business into the platform model. In connection with such transition, we engaged in more discounted sales in order to dispose of our inventory, especially for discontinued products, in fiscal year 2019.

Operating expenses. Our total operating expenses increased by 12.5% from RMB376.5 million for fiscal year 2018 to RMB423.6 million (US$63.1 million) for fiscal year 2019, primarily due to the following:

•                  Fulfillment expenses. Our fulfillment expenses increased by 26.8% from RMB100.1 million for fiscal year 2018 to RMB126.9 million (US$18.9 million) for fiscal year 2019, which was in line with the expansion of our product sales volume.

•                  Sales and marketing expenses. Our sales and marketing expenses increased by 40.7% from RMB146.2 million for fiscal year 2018 to RMB205.7 million (US$30.6 million) fiscal year 2019, primarily due to the increased expenses of KOL incubation, cultivation, content production and training in order to support increased activities in our KOL sales and advertising businesses.

•                  General and administrative expenses. Our general and administrative expenses decreased by 29.8% from RMB131.0 million for fiscal year 2018 to RMB92.0 million (US$13.7 million) for fiscal year 2019, primarily because there was a provision made against advances paid to a certain supplier of RMB26.3 million in fiscal year 2018.

•                  Other operating (loss) income, net. Our other operating income increased by 30.6% from RMB0.7 million for fiscal year 2018 to RMB0.9 million (US$0.1 million) for fiscal year 2019, because we disposed more overstock fabrics and raw materials, and therefore, generated more income from disposing them in fiscal year 2019.

Interest income. Our interest income increased 576.1% from RMB0.09 million for fiscal year 2018 to RMB0.6 million (US$0.09 million) for fiscal year 2019, primarily due to a larger amount of interest earned on our bank deposits in fiscal year 2019.

Interest expense. Our interest expense increased from nil for fiscal year 2018 to RMB0.1 million (US$0.02 million) for fiscal year 2019, primarily due to the interest incurred on loans we borrowed.

Foreign exchange gain (loss). We imported certain cosmetic products from Hong Kong and entered into a few transactions and settlements in foreign currencies. As a result, we recorded a foreign exchange loss of RMB0.2 million for fiscal year 2018 and a foreign exchange gain of RMB0.03 million (US$5.0 thousand) for fiscal year 2019.

Income tax expense. Our income tax expense decreased by 34.3% from RMB15.8 million for fiscal year 2018 to RMB10.4 million (US$1.6 million) for fiscal year 2019 because income tax expenses incurred by some profitable subsidiaries decreased in fiscal year 2019.

Loss from equity method investments. We recorded loss from equity method investments of approximately RMB1.6 million for fiscal year 2018 and RMB1.1 million (US$0.2 million) for fiscal year 2019.

Net loss. As a result of the foregoing, our net loss decreased by 5.6% from RMB90.0 million for fiscal year 2018 to RMB84.9 million (US$12.7 million) for fiscal year 2019.

Fiscal Year 2018 Compared to Fiscal Year 2017

Net revenues. Our total net revenues increased by 64.0% from RMB577.9 million for fiscal year 2017 to RMB947.6 million for fiscal year 2018.

•                  Product sales. Our product sales revenue increased by 59.4% from RMB572.4 million for fiscal year 2017 to RMB912.5 million for fiscal year 2018 primarily due to a strong growth of internet KOL economy and internet KOL e-commerce in China as well as an increasing number of our KOLs from 62 as of March 31, 2017 to 83 as of March 31, 2018, both of which had driven the increase in our orders fulfilled and GMV of our product sales under full-service model. In particular, the increase in our product sales revenue was attributable to the following factors in descending order of contribution:

(i)    an increase in the number of orders we fulfilled from 5.1 million in fiscal year 2017 to 7.5 million in fiscal year 2018, primarily as a result of an increase of 1.4 million orders fulfilled attributable to our top-tier KOLs and an increase of 0.8 million orders fulfilled attributable to our established KOLs;

(ii)   an increase in GMV sold in our online stores from RMB33.4 million per KOL in fiscal year 2017 to RMB58.9 million per KOL in fiscal year 2018, primarily as a result of an increase in GMV of RMB583.1 million attributable to our top-tier KOLs and an increase in GMV of RMB182.1 million attributable to our established KOLs; and

(iii)  an increase in the number of online stores from 57 as of March 31, 2017 to 86 as of March 31, 2018, which resulted in an increase of 0.1 million orders fulfilled attributable to our top-tier KOLs and an increase of 0.3 million orders fulfilled attributable to our emerging KOLs.

While we anticipate that our top-tier KOLs will continue to contribute a majority of our total GMV and revenue in the near future, we expect that their contribution as a percentage of our total GMV and revenue will likely decrease as we strive to explore and expand monetization channels for established KOLs and emerging KOLs. For the associated risks, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — A substantial portion of our GMV and revenue is generated from online stores opened in the names of a limited number of KOLs. We may experience a decrease in purchases on our online stores.”

•                  Services. Our service revenues increased by approximately 5.4 times from RMB5.5 million for fiscal year 2017 to RMB35.1 million for fiscal year 2018 primarily due to (i) an increase in the number of KOLs under our platform model from 18 as of March 31, 2017 to 57 as of March 31, 2018, (ii) an increase in the number of brands we cooperated with from 18 as of March 31, 2017 to 166 as of March 31, 2018.

Cost of Revenues. Our cost of revenues increased by 76.2% from RMB365.2 million for fiscal year 2017 to RMB643.4 million for fiscal year 2018, primarily due to (i) an increase in cost of product sales through our full-service model from RMB362.6 million for fiscal year 2017 to RMB625.3 million for fiscal year 2018, as a result of an increase in our volume of product sales, and (ii) an increase in cost of services through our platform model from RMB2.6 million for fiscal year 2017 to RMB18.1 million for fiscal year 2018, as a result of a rapid growth of our KOL advertising business. Such increases were in line with the expansion of our business.

Gross Profit. Our gross profit increased by 43.0% from RMB212.7 million for fiscal year 2017 to RMB304.2 million for fiscal year 2018 as we continued to grow our operating scale. However, our gross margin decreased from 36.8% for fiscal year 2017 to 32.1% for fiscal year 2018, primarily because (i) we increased inventory write-downs, and (ii) in fiscal year 2017, our top KOL was primarily entitled to dividend distribution under the joint venture agreement entered into in 2016. In fiscal year 2018, we made a one-off adjustment to our commercial arrangement and paid more service fees to the KOL, which contributed to a RMB36.6 million increase in our total fees paid to KOLs and a decrease in dividend distribution to the KOL.

Operating expenses. Our total operating expenses increased by 60.6% from RMB234.5 million for fiscal year 2017 to RMB376.5 million for fiscal year 2018, primarily due to the following changes:

•                  Fulfillment expenses. Our fulfillment expenses increased by 44.2% from RMB69.4 million for fiscal year 2017 to RMB100.1 million for fiscal year 2018, primarily due to a significant increase in our product sales volume in fiscal year 2018. However, fulfillment expenses as a percentage of our total net revenues decreased from 12.0% for fiscal year 2017 to 10.6% for fiscal year 2018, primarily due to increased economics of scale and operating efficiency of our warehousing and logistics operations.

•                  Sales and marketing expenses. Our sales and marketing expenses increased by 49.5% from RMB97.8 million for fiscal year 2017 to RMB146.2 million for fiscal year 2018, because we opened a number of new online stores in fiscal year 2018 and we paid more service fees to e-commerce platforms and social media for promoting our new online stores.

•                  General and administrative expenses. Our general and administrative expenses increased by 95.2% from RMB67.1 million for fiscal year 2017 to RMB131.0 million for fiscal year 2018, primarily due to an increase in salaries and other welfare payments paid to our officers and employees as a result of the increased number of our officers and employees. Such increase was in line with the expansion of our business operations.

•                  Other operating (income) loss, net. We recorded other operating loss of RMB0.2 million for fiscal year 2017, as we suffered losses from disposing some obsolete raw materials. We recorded operating income of RMB0.7 million for fiscal year 2018, because we made profits from selling excess raw materials.

Interest income. Our interest income increased by 125% from RMB0.04 million for fiscal year 2017 to RMB0.09 million for fiscal year 2018, primarily due to a larger amount of interest earned on our bank deposits in fiscal year 2018.

Interest expense. Our interest expense decreased by 100.0% from RMB1.6 million for fiscal year 2017 to nil for fiscal year 2018, primarily due to the interest incurred on loans we borrowed in 2017.

Foreign exchange gain (loss). We imported certain cosmetic products from Hong Kong and entered into a few transactions and settlements in foreign currencies. As such, we recorded foreign exchange gain of RMB0.06 million for fiscal year 2017 and foreign exchange loss of RMB0.2 million for fiscal year 2018.

Income tax expense. Our income tax expense increased by 3.9% from RMB15.2 million for fiscal year 2017 to RMB15.8 million for fiscal year 2018, primarily due to an increase in our taxable income.

Loss from equity method investments. We recorded loss from equity method investments of approximately RMB1.6 million for each of fiscal year 2017 and 2018 primarily due to losses incurred by Damei Fashion (Shanghai) Culture Media Co., Ltd, or Damei Fashion, in which we own a 41% equity interest.

Net loss. As a result of the foregoing, our net loss increased by 124.4% from RMB40.1 million for fiscal year 2017 to RMB90.0 million for fiscal year 2018.

B.            Liquidity and Capital Resources

Our primary sources of liquidity have been contributions by our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of March 31, 2019, we had cash and cash equivalents of RMB90.0 million (US$13.4 million) and restricted cash of RMB13.9 million (US$2.1 million). Our cash and cash equivalents consist of cash on hand and demand deposits and principal-secured floating rate financial instruments which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our restricted cash represents amounts held by banks, which are not available for our general use, as security for bank acceptance bills. Upon the repayment of bank acceptance bills which generally occur within one year, the deposits will be released by the bank and will become available for our general use.

As of March 31, 2019, we had payable to Hangzhou Ruhnn of RMB559.9 million (US$83.4 million), which were repaid to Hangzhou Ruhnn by using the cash received as part of our initial public offering, then paid by Hangzhou Ruhnn to its institutional investors as return of their original Renminbi investments, and then paid by these investors to our company as subscription price for our shares already issued to them, each as part of the Equity Restructuring, and all of these payments were completed as of the date of this annual report and the Equity Restructuring was fully completed.

In fiscal years 2017, 2018 and 2019, Hangzhou Dayi declared cash dividends of RMB28.0 million, nil and RMB35.0 million (US$5.2 million), respectively, of which RMB13.7 million, nil and RMB17.1 million (US$2.5 million), respectively, had been distributed to ZHANG Yi, one of our top KOLs and the only non-controlling shareholder of Hangzhou Dayi, while the remaining amount of RMB14.3 million, nil and RMB17.9 million (US$2.7 million), respectively, had been distributed to our wholly owned subsidiary.

For fiscal years 2017, 2018 and 2019, we incurred net losses of RMB40.1 million, RMB90.0 million and RMB84.9 million (US$12.7 million), respectively, and negative cash flows from operations of RMB240.5 million, RMB27.6 million and RMB9.4 million (US$1.4 million), respectively. In April 2019, we completed our initial public offering and received proceeds of US$116.3 million. As such, we believe our cash and cash equivalents and cash generated from our operations will provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending requirements for at least the next 12 months.

However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may sell equity or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our VIEs and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our PRC subsidiary and VIEs. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiary or any newly formed PRC subsidiary incur debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us. In addition, our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Under applicable PRC laws and regulations, our PRC subsidiary is required to set aside a portion of its after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiary’s ability to pay dividends to us. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although such limitations could affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	Fiscal Year Ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Cash Flow:
Net cash used in operating activities	(240,532)	(27,575)	(9,385)	(1,398)
Net cash used in investing activities	(10,133)	(1,949)	(6,702)	(999)
Net cash provided by financing activities	272,034	39,077	88,987	13,260
Net increase in cash, cash equivalents and restricted cash	21,369	9,553	72,900	10,863
Cash, cash equivalents and restricted cash at beginning of the year/period	—	21,369	30,922	4,607
Cash, cash equivalents and restricted cash at end of the year/period	21,369	30,922	103,822	15,470

Net cash used in operating activities was RMB9.4 million (US$1.4 million) for fiscal year 2019, primarily due to net loss of RMB84.9 million (US$12.7 million), adjusted to add back inventory write-downs of RMB40.6 million (US$6.0 million), depreciation and amortization of RMB6.5 million (US$1.0 million), loss on disposal of property and equipment of RMB0.4 million (US$0.06 million) and share of loss in equity method investments of RMB1.1 million (US$0.2 million), and adjusted to deduct reversal for doubtful accounts of RMB3.3 million (US$0.5 million), and gains from deemed sale of equity investment of RMB7.6 million(US$1.1 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) a decrease in notes payable of RMB16.5 million (US$2.5 million), because we settled certain payments with suppliers using bank acceptance bills, (ii) an increase in accounts receivable of RMB23.3 million (US$3.5 million) as we expanded our platform model, (iii) an increase in advance to suppliers of RMB14.6 million (US$2.2 million) because we received more orders and had to purchase more fabrics and raw materials from our suppliers, (iv) a decrease in income tax payables of RMB5.3 million (US$0.8 million), and (v) an increase in prepaid expenses and other current assets of RMB2.8 million (US$0.4 million), as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an decrease in inventory of RMB59.6 million (US$8.9 million), (ii) an increase in accounts payable of RMB4.5 million (US$0.7 million), because we had to pay more bills due to our suppliers and business partners as a result of our business expansion, (iii) an increase in accrued salary and benefits of RMB17.5 million (US$2.6 million) due to an increase in the number of our employees and a salary raise, (iv) an increase in accrued expenses and other current liabilities of RMB9.2 million (US$1.4 million), primarily attributable to an increase in the VAT payable of RMB6.5 million (US$1.0 million), and (v) an increase in amount due to related parties of RMB10.1 million (US$1.5 million).

Net cash used in operating activities was RMB27.6 million for fiscal year 2018, primarily due to net loss of RMB90.0 million, adjusted to add back inventory write-down of RMB42.1 million, provision for allowance of doubtful accounts of RMB26.8 million, depreciation and amortization of RMB2.3 million and loss from equity method investees of RMB1.6 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in inventories of RMB127.9 million, due to an increase in the number of our online stores as a result of the growth of our full-service model, (ii) an increase in advances to suppliers of RMB10.0 million, because we received more orders and had to purchase more fabrics and raw materials from our suppliers, and (iii) an increase in accounts receivable of RMB6.3 million, due to an increase in service fees due from our brand customers as a result of the growth of our KOL advertising services, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in notes payable of RMB47.1 million, because we settled certain amount of payment with suppliers using banks’ acceptance bills, (ii) an increase in amounts due to related parties of RMB44.0 million, due to the increase of payable for services provided by Hangzhou Ruhnn and Dayi (Shanghai) Film Culture Studio, and (iii) an increase in accrued salary and benefits of RMB18.2 million, due to an increase in the headcount of officers and employees.

Net cash used in operating activities was RMB240.5 million for fiscal year 2017, primarily due to net loss of RMB40.1 million, adjusted to add back inventory write-down of RMB25.5 million, loss from equity method investees of RMB1.6 million depreciation and amortization of RMB0.8 million and provision for allowance of doubtful accounts of RMB0.01 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in inventories of RMB260.1 million, due to the growth of our business under our full-service model, (ii) an increase in advances to suppliers of RMB41.0 million, because of an increase in the number of orders we fulfilled for which we were required by certain suppliers to pay advances, and (iii) an increase in prepaid expenses and other current assets of RMB31.2 million, due to an increase in VAT recoverable of RMB20.6 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accounts payable of RMB68.7 million, because we received more orders and had to purchase more fabrics and raw materials from our suppliers, (ii) an increase in accrued salary and benefits of RMB23.3 million, due to an increase in the headcount of officers and employees, and (iii) an increase in amounts due to related parties of RMB10.5 million, due to the increase of payable for services provided by Hangzhou Ruhnn.

Investing Activities

Net cash used in investing activities was RMB6.7 million (US$1.0 million) for fiscal year 2019, which was attributable to renovation of offices of RMB6.8 million (US$1.0 million).

Net cash used in investing activities was RMB1.9 million for fiscal year 2018, which was mainly attributable to purchase of property and equipment of RMB1.8 million in connection with the purchase of additional office equipment as a result of an increase in the headcount of employees.

Net cash used in investing activities was RMB10.1 million for fiscal year 2017, which was mainly attributable to (i) purchase of property and equipment of RMB6.0 million in connection with the purchase of additional office equipment as a result of an increase in the headcount of employees, and (ii) purchase of long term investments of RMB4.1 million in connection with our investment in Damei Fashion and its self-produced programs “I Am Beauty” to promote our KOLs.

Financing Activities

Net cash provided by financing activities was RMB89.0 million (US$13.3 million) for fiscal year 2019, which was primarily attributable to advances from Hangzhou Ruhnn of RMB114.5 million (US$17.1 million), partially offset by dividend paid to non-controlling interest holders of RMB17.0 million (US$2.5 million), and transaction cost in relation to capital contribution of RMB8.5 million (US$1.3 million).

Net cash provided by financing activities was RMB39.1 million for fiscal year 2018, which was primarily attributable to advances from Hangzhou Ruhnn of RMB45.0 million, partially offset by payment of notes payable assumed in the acquisition of Weimai Culture Co., Ltd. of RMB5.1 million.

Net cash provided by financing activities was RMB272.0 million for fiscal year 2017, which was primarily attributable to (i) advances from Hangzhou Ruhnn of RMB275.1 million, (ii) proceed from short-term borrowing of RMB68.5 million, and (iii) capital contribution from Hangzhou Ruhnn of RMB10.0 million, partially offset by (i) repayment of short-term borrowing of RMB68.5 million and (ii) dividend paid to non-controlling interest holders of RMB13.7 million.

Capital Expenditures

We made capital expenditures of RMB6.0 million, RMB1.8 million and RMB6.8 million (US$1.0 million) for fiscal years 2017, 2018 and 2019, respectively. As of March 31, 2019, we have several contracts with third party suppliers for the decoration of buildings newly acquired from Hangzhou Ruhnn during this fiscal year. The related capital commitments as of March 31, 2019 amounted to RMB11.8 million (US$1.8 million), which is expected to be disbursed during the next 12 months.

Holding Company Structure

We are a holding company with no operations of our own. We own and conduct operations primarily through our subsidiary in the PRC, the VIE and the VIE’s subsidiaries. As a result, we rely on dividends and other distributions paid by our subsidiary to pay dividends to our shareholders or to service our outstanding debts. Therefore, our ability to pay dividends depends upon dividends paid by our subsidiary. If our subsidiary or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned PRC subsidiary are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiary and our VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiary to its business development and do not plan to request dividend distributions from it.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.0%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

C.                                    Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform. Expenses related to our IT department, which undertakes many of our research and development activities amounted to RMB3.7 million, RMB11.7 million and RMB10.3 million (US$1.5 million) in fiscal years 2017, 2018 and 2019, respectively.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2019 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off - Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table set forth our contractual obligations as of March 31, 2019:

	Payment due by fiscal year ended March 31,
	2020	2021	2022	2023	2024 and beyond	Total
	(RMB in thousands)
Capital lease obligations	1,630	1,630	1,630	1,630	9,374	15,894
Operating lease commitments	14,215	9,581	4,318	3,310	531	31,955

In January 2019, we entered into a ten-year lease with a third party lessor to lease several automatic equipment in the PRC.  We have determined the lease arrangement as capital lease under the criteria of ASC 840-10-25-1 and have measured a capital lease asset and lease obligation initially at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term.

We lease certain offices and warehouse premises. We incurred rental expenses under operating leases of RMB7.7 million, RMB12.5 million and RMB20.0 million (US$3.0 million) for fiscal years 2017, 2018 and 2019, respectively. In fiscal year 2019, we leased several new warehouses and offices which led to additional commitments amounting to RMB18.8 million (US$2.7 million).

G.                                   Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors, executive officers and senior management as of the date of this annual report.

Name	Age	Position/Title
FENG Min	38	Founder and Chairman
SUN Lei (Ray)	39	Founder, Director and Chief Executive Officer
SHEN Chao (Eric)	38	Founder and Director
SHAO Zhenxing	41	Director
TUNG Pen Hung	49	Director
CHENG Ke	37	Director and Chief Operating Officer
LI Shangzhen	39	Director and Vice President
QI Junhong	42	Director
XU Xiaocao (Cecilia)	39	Director
CHI Zhenbo (Nick)	39	Chief Financial Officer
ZHOU Wen (Mac)	40	Vice President

FENG Min, aged 38, is one of our founders and has served as the chairman of our board since October 2018. He also serves as the chairman of the board of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the chairman of the board of Hangzhou Ruhnn E-Commerce Company Limited, or Ruhnn E-Commerce. From January 2007 to November 2012, he was the general manager at Hangzhou Hedi Xiongjia Technology Company Limited. Prior to that, Mr. FENG worked in the information technology sector. He was the general manager at Nanjing Binhui Information Technology Company Limited from January 2006 to December 2006 and a manager at Zhejiang Zongheng Information Service Company Limited from September 2002 to December 2005. Mr. FENG received his bachelor’s degree in Business Administration from Zhejiang University of Technology in 2002.

SUN Lei (Ray), aged 39, is one of our founders and has served as our director and chief executive officer since October 2018. He also serves as a director and chief executive officer of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the general manager at Ruhnn E-Commerce. From January 2007 to November 2012, he was the vice general manager at Hangzhou Hedi Xiongjia Technology Company Limited. From January 2006 to December 2006, he was the vice general manager at Nanjing Binhui Information Technology Company Limited. From September 2003 to December 2005, he was the vice general manager at Hangzhou Zhijiang Network Technology Company Limited. Mr. SUN received his bachelor’s degree in Computer Science from Zhejiang University in 2001, and he received his master’s degree in Computer Science from Zhejiang University in 2006.

SHEN Chao (Eric), aged 38, is one of our founders and has served as our director since October 2018. He also serves as a director of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the vice general manager at Ruhnn E-Commerce. From June 2011 to November 2012, he was the vice general manager at Hangzhou Lingsu E-Commerce Company Limited. Mr. SHEN also has over five years of experience as the investment director. He was the investment director at Shanghai Chengwei Capital Company from September 2009 to May 2011. He was also the investment director at Walden International Investment Group from August 2005 to August 2009. Mr. SHEN received his bachelor’s degree in Finance from Tsinghua University in 2003, and he received his master’s degree in Finance from Tsinghua University in 2005.

SHAO Zhenxing, aged 41, has served as our director since October 2018. He also has served as a director of Hangzhou Ruhnn since April 2016. He has also been the executive director at Junlian Capital Management Corporation Limited since April 2008. From March 2003 to June 2006, he was China National Electric Cable & Wire I/E Corporation’s chief representative in Nigeria. Prior to that, he was an IBM certified professional at Beijing Donghua Xinrui Computer technology Company Limited from July 2000 to March 2003. Mr. SHAO received his bachelor’s degree in Engineering from North China University of Technology in 2000, and he received his Master of Business Administration from The Chinese University of Hong Kong in 2008.

TUNG Pen Hung, aged 49, has served as our director since October 2018. He also has served as a director of Hangzhou Ruhnn since December 2016. In addition, he has been the Chief Marketing Officer at Alibaba Group since January 2016. Previously, he was the Chief Executive Officer at VML China from October 2010 to January 2016. Prior to that, he was the Vice President of Marketing at PepsiCo China from October 2004 to October 2010. From 1995 to 2003, he worked in various companies, including Procter & Gamble, GigaMedia Limited and L’Oreal Paris. Mr. Tung received his bachelor’s degree in Electrical Engineering from National Taiwan University in 1992, and he received his master’s degree in Industrial Engineering from the University of Michigan, Ann Arbor in 1995.

CHENG Ke, aged 37, has served as our director and chief operating officer since October 2018. He also has served as a director and chief operating officer of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the chief operating officer at Ruhnn E-Commerce. Prior to that, he was the manager of the technology department at a number of firms, including Hangzhou Hedi Xiongjia Technology Company Limited from January 2008 to November 2012, Nanjing Binghui Information Technology Company Limited from January 2006 to December 2006, and Hangzhou Zhijiang Network Technology Company Limited from September 2003 to December 2005. Mr. CHENG received his bachelor’s degree in Computer Science from Zhejiang University in 2003.

LI Shangzhen, aged 39, has served as our director and vice president since October 2018. He also has served as a director of Hangzhou Ruhnn since December 2016. Mr. LI has considerable experience in supply chain management and marketing. He has served as the general manager of Hangzhou Ruhnn Supply Chain Management Company Limited since April 2016. He was the director of supply chain at Ruhnn E-Commerce from December 2012 to April 2016. Prior to that, he was the manager of marketing department at Hangzhou Hedi Xiongjia Technology Company Limited from January 2007 to November 2012. He was previously the manager of the marketing center at Nanjing Binghui Information Technology Company Limited from June 2006 to December 2006. In addition, he was the manager of market department at Hangzhou Tongji Technology Application Company Limited from September 2002 to May 2006. Mr. LI received his diploma in Hotel Management from Zhejiang Shuren University in 2002.

QI Junhong, aged 42, has served as our independent director since April 2019. Previously, Mr. QI founded Beijing Xiron Books Co., Ltd. in December 2007 and has served as chairman and president of the company since its inception. Prior to that, he served as the general manager of Xiron (Beijing) Culture Development Co., Ltd. from 2004 to 2007. From 2000 to 2002, he served as the vice president of Chinese All Digital Publishing Group Co., Ltd. He also worked in the market division of Huawei Technology Co., Ltd. in 1999. Mr. QI received his bachelor’s degree in Computer Science and bachelor’s degree in Business Administration from the University of Science and Technology of China in 1999.

XU Xiaocao (Cecilia), aged 39, has served as our independent director since April 2019. Ms. XU is currently the corporate controller of Ideanomics, Inc. (Nasdaq: IDEX). Prior to that, she was the finance director at Axiom Global Inc from April 2017 to October 2018. She was formerly the SEC reporting manager of the Ubiquiti Networks (Nasdaq: UBNT) from May 2016 to April 2017. Prior to that, she was the global audit manager and corporate accounting manager at the China and U.S. offices of Unisys (NYSE: UIS) from 2007 to 2016. In addition, she worked at PricewaterhouseCoopers from 2001 to 2007 most recently as an audit manager in the Shanghai office. Ms. XU received her bachelor’s degree in International Finance from Shanghai University of Finance and Economics in July 2001. She is a certified public accountant in the U.S. and China and is also a certified international internal auditor.

CHI Zhenbo (Nick), aged 39, has served as our chief financial officer since October 2018. He also serves as the chief financial officer, deputy general manager and secretary of board of directors of Hangzhou Ruhnn since February 2016. Prior to joining us, he was the vice general manager, chief financial officer and secretary of board of directors at Yongjie New Material Company Limited from August 2011 to November 2015. Prior to that, Mr. CHI held various positions at Pan-China Certified Public Accountants from July 2002 to July 2011, including auditor, senior project manager and manager. Mr. CHI is a certified public accountant and a senior accountant. In 2002, he obtained a bachelor’s degree in Accounting from Ningbo University.

ZHOU Wen (Mac), aged 40, has served as our vice president since July 2018. Prior to joining us, Mr. ZHOU was the deputy general manager at Better Sun Education Group Limited from December 2017 to June 2018. Previously, Mr. ZHOU was the China chief financial officer at Australian Capital Equity Pty Limited from May 2017 to December 2017. Prior to that, he was the chief accounting officer at Sky Solar Holdings Limited (Nasdaq: SKYS) from July 2012 to April 2017. Further, from August 2001 to July 2012, he was a senior audit manager at PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Mr. ZHOU received his bachelor’s degree in International Economics and Trade from Shanghai International Studies University in 2001 Mr. ZHOU is a certified public accountant in China.

The business address for all of our directors, executive officers and senior mangement is 4F, Building 1, Blue Collar Garment Industrial Park, 7-1 North Hong Pu Road, Yu Hang District, Hangzhou 311100, People’s Republic of China.

B.                                    Compensation

Compensation

Our directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital and issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

For fiscal years 2018 and 2019, we and our subsidiaries paid aggregate compensation and benefits of approximately RMB4.2 million and RMB4.7 million (US$0.7 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers.

In September 2018, one of our founders, FENG Min, settled the Ruhnn Investment Trust for our employee incentive scheme and donated 100% equity in Ruhnn Investment Limited, which holds 6,400,000 of our ordinary shares, to the trust. TMF Trust (HK) Limited serves as the trustee of the trust. The trust has an advisory committee that has committee powers with respect to the management and disposition of the trust assets as well as the power to appoint and remove beneficiaries of the trust. FENG Min serves as the initial member of the advisory committee.

2019 Share Incentive Plan

We adopted our 2019 equity incentive plan, or the Plan, in March 2019 which became effective upon the completion of our initial public offering and pursuant to which equity-based awards may be granted to eligible participants. The purpose of the Plan is to attract and retain the services of key personnel and to provide means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in us, which may be measured by reference to the value of Class A ordinary shares.

The Plan provides for an aggregate amount of Class A ordinary shares of no more than 8% of the total outstanding number of ordinary shares as reflected on the register of members of the Company. In addition, the number of Class A ordinary shares available to issue under the Plan will be increased as may be determined by our board of directors provided that (i) the aggregate number of Class A ordinary shares increased in each fiscal year shall not be more than 3% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year and (ii) the aggregate number of Class A ordinary shares increased during the term of the Plan shall not be more than 6% of the total number of ordinary shares issued and outstanding on the last day of the fiscal year immediately preceding the most recent increase. Generally, if any award (or portion thereof) under the Plan terminates, expires, lapses or is cancelled for any reason without being vested or exercised, as applicable, the Class A ordinary shares subject to such award will again be available for future grant.

As of the date of this annual report, no awards have been granted under the Plan.

Administration

The Plan is administered by our directors, the compensation committee, or any subcommittee thereof to whom the directors or the compensation committee shall delegate the power to administer the Plan. The Plan administrator is authorized to interpret the Plan and to determine the provisions of each award.

Change in Control

In the event of a change in control or another transaction having a similar effect, then the Plan administrator may, in its sole discretion, adjust the number of ordinary shares subject to awards then held by a participant in the Plan as needed to prevent dilution or enlargement of the participant’s rights that otherwise would result from such event. The Plan administrator may also, in its sole direction, provide in substitution for the participant’s awards such alternative consideration as it may determine to be equitable in the circumstances. A “change of control” under the Plan is defined as (i) the board of directors changes such that there is turnover of at least fifty percent of the members of the board; (ii) the shareholders approve any plan or proposal for the liquidation or dissolution of the company; (iii) the shareholders approve any consolidation, merger or share exchange of the company in which the company ceases to exist as a corporation, or as a result of which, the ordinary shares would be converted into cash, securities or other property; or (iv) any sale, lease, exchange or other transfer of all or substantially all of the company’s assets. There will be an exception to the definition of “change of control” as follows: a transaction described in (iii) or (iv) shall not be a “change of control” if (A) after such transaction the board of directors does not undergo a turnover of at least fifty percent of the members of the board, and/or such unchanged board of directors controls an entity which directly or indirectly holds a majority of the ordinary shares of the continuing, surviving or acquiring entity referenced in (iii) or (iv); and (B) such successor entity assumes all outstanding share options under the Plan.

Term

Unless terminated earlier, the Plan will expire ten years from the date the Plan becomes effective. Awards made under the Plan on or prior to the date of its termination will continue in effect subject to the terms of the Plan and the award.

Vesting Schedule

In general, the Plan administrator determines the vesting schedule, which will be set forth in the award agreement.

Amendment and Termination

Our board of directors may at any time amend, alter or discontinue the Plan, subject to certain exceptions.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause at any time without remuneration for certain acts, such as a material breach of our company’s employment principles, policies or rules, a material failure to perform his or her duties, misappropriation or embezzlement or a criminal conviction. We may also terminate any executive officer’s employment without cause or due to a change of control event involving our company by giving written notice. In such cases, an executive officer is entitled to severance payments and benefits. An executive officer may terminate his or her employment at any time by giving written notice, in which case the executive officer will not be entitled to any severance payments or benefits.

Our executive officers have also agreed not to engage in any activities that compete with us or to directly or indirectly solicit the services of any of our employees, for a certain period after the termination of employment. Each executive officer has agreed to hold in strict confidence any trade secrets of our company, including technical secrets, marketing information, management information, legal information, third-party business secrets and other kinds of confidential information. Each executive officer also agrees to perform his or her confidentiality obligation and protect our company’s trade secrets in a way consistent with the policies, rules and practices of our company. Breach of the above confidentiality obligations would be deemed a material breach of our company’s employment policies and we are entitled to seek legal remedies.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

C.                                    Board Practices

We completed our initial public offering in April 2019, and one of our pre-IPO directors, Mr. JIN Fengchun, ceased to be our director. Our board of directors currently consists of nine directors. Our second amended and restated memorandum and articles of association does not provide a maximum number of directors, but it requires that the minimum number of directors shall be one. However, we may, from time to time change this limit by way of an ordinary resolution passed in general meeting. As provided by our second amended and restated memorandum and articles of association, the directors may appoint any person to be a director, either to fill a vacancy or as an additional director. In addition, our shareholders may by an ordinary resolution appoint any person to be a director or remove any director. The board may from time to time at its discretion exercise all powers of our company to raise capital or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Duties of Directors

Under Cayman Islands law, all of our directors owe us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and in a manner that they believe to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Terms of Directors and Executive Officers

Our second amended and restated memorandum and articles of association does not provide a maximum number of directors, but it requires that the minimum number of directors shall be one. However, we may, from time to time change this limit by way of an ordinary resolution passed in general meeting. As provided by our second amended and restated memorandum and articles of association, the directors may appoint any person to be a director, either to fill a vacancy or as an additional director. In addition, our shareholders may by an ordinary resolution appoint any person to be a director or remove any director.

We may fix a minimum shareholding required to be held by a director in a general meeting, but unless and until such a shareholding qualification is fixed, a director is not required to hold shares.

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause at any time without remuneration for certain acts, such as a material breach of our company’s employment principles, policies or rules, a material failure to perform his or her duties, misappropriation or embezzlement or a criminal conviction. We may also terminate any executive officer’s employment without cause or due to a change of control event involving our company by giving written notice. In such cases, an executive officer is entitled to severance payments and benefits. An executive officer may terminate his or her employment at any time by giving written notice, in which case the executive officer will not be entitled to any severance payments or benefits.

Our executive officers have also agreed not to engage in any activities that compete with us or to directly or indirectly solicit the services of any of our employees, for a certain period after the termination of employment. Each executive officer has agreed to hold in strict confidence any trade secrets of our company, including technical secrets, marketing information, management information, legal information, third-party business secrets and other kinds of confidential information. Each executive officer also agrees to perform his or her confidentiality obligation and protect our company’s trade secrets in a way consistent with the policies, rules and practices of our company. Breach of the above confidentiality obligations would be deemed a material breach of our company’s employment policies and we are entitled to seek legal remedies.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Ms. XU Xiaocao (Cecilia) and Mr. QI Junhong. Ms. XU is the chairman of our audit committee. We have determined that Ms. XU satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. We have determined that each of Ms. XU and Mr. QI satisfies the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements.

Our audit committee is responsible for, among other things:

•              selecting, and evaluating the qualifications, performance and independence of, the independent auditor;

•              pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditor;

•              considering the adequacy of our internal accounting controls and audit procedures;

•              reviewing with the independent auditor any audit problems or difficulties and management’s response;

•              reviewing and approving related party transactions between us and our directors, senior management and other persons specified in Item 6B of Form 20-F;

•              reviewing and discussing the quarterly financial statements and annual audited financial statements with management and the independent auditor;

•              establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•              meeting separately, periodically, with management, internal auditors and the independent auditor; and

•              reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. FENG Min, Mr. QI Junhong and Ms. XU Xiaocao (Cecilia). Mr. FENG is the chairman of our compensation committee. We have determined that Mr. QI and Ms. XU satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules.

Our compensation committee is responsible for, among other things:

•                  reviewing, evaluating and, if necessary, revising our overall compensation policies;

•                  reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•                  reviewing and approving our senior officers’ employment agreements with us;

•                  setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans;

•                  administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. FENG Min, Mr. QI Junhong and Ms. XU Xiaocao (Cecilia). Mr. FENG is the chairman of our nominating and corporate governance committee. We have determined that Mr. QI and Ms. XU satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules.

Our nominating and corporate governance committee is responsible for, among other things:

•                  selecting the board nominees for election by the shareholders or appointment by the board;

•                  periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in corporate governance law and practices as well as our compliance with applicable laws and regulations, and making recommendations to the board on corporate governance matters.

D.                                    Employees

As of March 31, 2019, we had 836 full time employees, including 806 in Zhejiang and 30 in Shanghai. The table below sets forth the numbers of employees by functions as of March 31, 2019:

Function	Number of full- time employees(1)	Percentage
KOL operations	463	55.4%
Product designers	157	18.8%
Content producers	146	17.5%
Others	160	19.1%
Supplier chain and logistics	190	22.7%
Customer service	50	6.0%
IT and R&D	43	5.1%
General and administrative	90	10.8%
Total	836	100.0%

(1)              The number of employees presented in this table does not include KOLs who only entered into cooperation agreements with us.

We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

Under PRC laws, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC laws to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to maximum amounts specified by local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

E.                                    Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares by:

•                  each of our directors and executive officers;

•                  our directors and executive officers as a group; and

•                  each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

As of June 30, 2019, there were 413,572,659 ordinary shares issued and outstanding, comprising (i) 236,238,409 Class A ordinary shares and (ii) 177,334,250 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
	Number of Class A ordinary	Number of Class B ordinary	% of total ordinary shares on an as-converted	% of voting power
	shares	shares	basis†	††
Directors and Executive Officers:*
FENG Min(1)	6,400,000	100,017,125	25.7%	50.1%
SUN Lei (Ray)(2)	—	53,054,750	12.8%	26.4%
SHEN Chao (Eric)(3)	—	24,262,375	5.9%	12.1%

SHAO Zhenxing	—	—	—	—
TUNG Pen Hung	—	—	—	—
CHENG Ke	—	—	—	—
LI Shangzhen	—	—	—	—
QI Junhong	—	—	—	—
XU Xiaocao (Cecilia)	—	—	—	—
CHI Zhenbo (Nick)	—	—	—	—
ZHOU Wen (Mac)	—	—	—	—
Directors and executive officers as a group	6,400,000	177,334,250	44.4%	88.6%
Principal Shareholders:
Ruhnn1106 Investment
Limited(4)	—	100,017,125	24.2%	49.8%
China Himalaya
Investment Limited(5)	54,535,899	—	13.2%	2.7%
LEIYU Investment
Limited(6)	—	53,054,750	12.8%	26.4%
YangMing Investment
Limited(7)	—	24,262,375	5.9%	12.1%
Shanghai Yuanqiong
Enterprise Management
Company Limited(8)	31,130,000	—	7.5%	1.5%
Taobao China Holding
Limited(9)	31,110,600	—	7.5%	1.5%
Tianjin Junlian Zhiru
Enterprise Management
Consulting Partnership (Limited Partnership)(10)	31,040,000	—	7.5%	1.5%

*                      Except as otherwise indicated below, the business address of our directors and executive officers is c/o 4F, Building 1, Blue Collar Garment Industrial Park, 7-1 North Hong Pu Road, Yu Hang District, Hangzhou 311100, People’s Republic of China.

†                      For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 413,572,659 which is the total number of ordinary shares issued and outstanding as of the date of this annual report, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report.

††               For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share are entitled to one vote and each Class B ordinary share will be entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)              Represents (i) 100,017,125 Class B ordinary shares held by Ruhnn1106 Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by FENG Min, and (ii) 6,400,000 Class A ordinary shares held by Ruhnn Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by Ruhnn Investment Trust. FENG Min is the sole member of the advisory committee of Ruhnn Investment Trust and can exercise voting and investment power of the ordinary shares held by Ruhnn Investment Limited.

(2)              Represents 53,054,750 Class B ordinary shares held by LEIYU Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by SUN Lei (Ray).

(3)              Represents 24,262,375 Class B ordinary shares held by YangMing Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by SHEN Chao (Eric).

(4)              Represents 100,017,125 Class B ordinary shares held by Ruhnn1106 Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by FENG Min. Its registered address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)              Represents 54,535,899 Class A ordinary shares held by China Himalaya Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by ZHANG Yi, one of our top KOLs, following the completion of the Hangzhou Dayi Minority Interest Acquisition.

(6)              Represents 53,054,750 Class B ordinary shares held by LEIYU Investment Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by SUN Lei (Ray). Its registered address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)              Represents 24,262,375 Class B ordinary shares held by YangMing Investment Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by SHEN Chao. Its registered address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(8)              Represents 31,130,000 Class A ordinary shares held by Shanghai Yuanqiong Enterprise Management Company Limited, a limited liability company incorporated in the PRC. Its registered address is c/o 1st floor, Building 1, 251 Yaohua Road, Shanghai Pilot Free Trade Zone, China. Shanghai Yuanqiong Enterprise Management Company Limited is a subsidiary of Xiamen Saifu Equity Investment Partnership (Limited Partnership), a limited partnership established in the PRC.

(9)              Represents 31,110,600 Class A ordinary shares held by Taobao China Holding Limited, a limited liability company incorporated in Hong Kong. Its registered address is c/o 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Taobao China Holding Limited is wholly owned by Taobao Holding Limited, an exempted company incorporated in the Cayman Islands. Taobao China Holding Limited is wholly owned by Alibaba Group Holding Limited, a public company listed on the New York Stock Exchange (NYSE: BABA).

(10)       Represents 31,040,000 Class A ordinary shares held by Tianjin Junlian Zhiru Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership established in the PRC. Its registered address is c/o Unit 2-744, Section 7, Haifeng Logistics Park, 601 Luoyang Road, Dongjiang Free Trade Port Zone, Tianjin, China.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.                                    Related Party Transactions

Transactions with Hangzhou Ruhnn

Hangzhou Ruhnn is the former owner of our VIE. We borrowed loans from Hangzhou Ruhnn in the amount of RMB275.1 million, RMB320.1 million and RMB434.5 million (US$64.7 million) as of March 31, 2017, 2018 and 2019, respectively. The loan bears an interest rate of 1.5% per annum and could be settled on demand before December 31, 2016. Interest due under this related party loan was waived by Hangzhou Ruhnn starting from January 1, 2017. As such, interest expense to Hangzhou Ruhnn were RMB1.2 million, nil and nil for fiscal years 2017, 2018 and 2019, respectively. As of March 31, 2017, 2018 and 2019, respectively, we had a total amount of RMB0.17 million, RMB0.3 million and nil due from Hangzhou Ruhnn, and we had a total amount of RMB285.6 million, RMB354.9 million and RMB559.9 million (US$83.4 million) due to Hangzhou Ruhnn. As of the date of this annual report, we have fully repaid the amount due to Hangzhou Ruhnn, please see “Item 4. Information on the Company — A. History and Development of the Company.”

During the fiscal year ended March 31, 2019, Hangzhou Ruhnn sold buildings and related leasehold improvements at an amount of RMB125.4 million to Hanyi E-Commerce as part of the Equity Restructuring. The amount was not paid as of March 31, 2019 and included in amounts due to related parties, but has been paid as of the date of this annual report.

On October 4, 2018, as part of the Equity Restructuring, Hangzhou Ruhnn waived payables in the amount of RMB50.2 million which were incurred in relation to payroll expenses paid to certain employees on behalf of us. The amounts due to Hangzhou Ruhnn waived in connection with the Equity Restructuring were recorded as a capital contribution in additional paid-in capital on the combined and consolidated statements of shareholders’ deficits.

Transactions with Dayi Studio and Xiuxi Studio

Dayi (Shanghai) Film Culture Studio, or Dayi Studio, and Shanghai Xiuxi Culture Communication Studio, or Xiuxi Studio, are owned by a shareholder and one of our top KOLs, ZHANG Yi. We engaged KOL services from Dayi Studio and Xiuxi Studio in the amount of RMB5.5 million, RMB42.1 million and RMB63.8 million (US$9.5 million) for fiscal years 2017, 2018 and 2019, respectively. As of March 31, 2017, 2018 and 2019, respectively, we had a total amount of RMB4.5 million, nil and nil due from Dayi Studio, and we had a total amount of nil, RMB19.7 million and RMB14.5 million (US$2.2 million) due to Dayi Studio and Xiuxi Studio. The amount due from Dayi Studio has been fully settled as of the date of this annual report.

Contractual Arrangements with Our VIE and Its Shareholders

PRC laws and regulations currently restrict foreign investors to hold more than 49% of the equity interests in an enterprise that provides talent agency services. Therefore, we currently conduct our operations mainly through our consolidated VIE and its subsidiaries. We effectively control and operate our relevant business through the consolidated VIE using a series of contractual arrangements with the consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.”

Transactions with ZHANG Yi

In March 2019, in order to acquire the remaining ownership of Hangzhou Dayi, and convert it from a 51%-owned subsidiary to a wholly owned subsidiary of Hanyi E-Commerce, we entered into the following agreements with ZHANG Yi, one of our top KOLs, and her affiliated entities: (i) an equity interest transfer agreement pursuant to which Hangzhou Wunai Yidui Trade Co., Ltd. agreed to transfer 49% equity interest in Hangzhou Dayi to Hanyi E-Commerce; and (ii) a share purchase agreement pursuant to which we agreed to issue 44,165,899 ordinary shares, which have been re-designated to Class A ordinary shares, to China Himalaya Investment Limited, a company wholly owned by ZHANG Yi. These transactions were completed in the same month. In connection with these transactions, ZHANG Yi also agreed to continue her exclusive cooperation with us in online sales of women apparel products until the later of five years after the completion of our initial public offering or when her beneficial interests in our company fall below 5%.

C.                                    Interests of Experts and Counsel

Not Applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Since our inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our Class A ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we rely on dividends distributed by our subsidiaries in the PRC and other jurisdictions. Distributions from our subsidiaries to us may be subject to various local taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Item. 3 Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

B.                                    Significant Changes

Except as disclosed in this annual report, including the initial public offering that took place in April 2019, we have not experienced any other significant changes since the date of our audited combined and consolidated financial statements included in this annual report.

ITEM 9.                                                THE OFFER AND LISTING

A.                                    Offering and Listing Details

Our ADSs, each representing five of our Class A ordinary shares, have been listed on the Nasdaq Global Select Market since April 3, 2019 under the symbol “RUHN.”

B.                                    Plan of Distribution

Not Applicable.

C.                                    Markets

Our ADSs, each representing five of our Class A ordinary shares, have been listed on the Nasdaq Global Select Market since April 3, 2018 under the symbol “RUHN.”

D.                                    Selling Shareholders

Not Applicable.

E.                                    Dilution

Not Applicable.

F.                                     Expenses of the Issue

Not Applicable.

ITEM 10.                                         ADDITIONAL INFORMATION

A.                Share Capital

Not Applicable.

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 06, 2019. Our shareholders adopted our second amended and restated memorandum and articles of association by unanimous resolutions passed on March 5, 2019, and effective immediately prior to the completion of our initial public offering of Class A ordinary shares represented by our ADSs.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.                                    Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Foreign Exchange.”

E.                                    Taxation

The following is a general summary of certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and Class A ordinary shares. To the extent that the discussion below relates to matters of United States federal income tax law, it is the opinion of Simpson Thacher & Bartlett LLP, our United States counsel. The discussion below is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax arrangement entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was revised on February 24, 2017 and December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of our ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether, if we are considered a PRC resident enterprise, holders of our Class A ordinary shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Material United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets (generally, property held for investment) by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•                  a dealer in securities or currencies;

•                  a financial institution;

•                  a regulated investment company;

•                  a real estate investment trust;

•                  an insurance company;

•                  a tax-exempt organization;

•                  a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•                  a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                  a person liable for alternative minimum tax;

•                  a person who owns or is deemed to own 10% or more of our stock by vote or value;

•                  a partnership or other pass-through entity for United States federal income tax purposes;

•                  a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

•                  a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the Nasdaq Global Select Market) are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See “— People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “— Passive Foreign Investment Company” below).

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the price of our ADSs), we do not believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•                  at least 75% of our gross income is passive income, or

•                  at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our VIE. If it is determined, contrary to our view, that we do not own the equity of our VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually after the close of each taxable year. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Because we have valued our goodwill based on the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•                  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Select Market which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It is intended that only the ADSs and not Class A ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

F.                                     Dividends and Paying Agents

Not Applicable.

G.                                   Statement by Experts

Not Applicable.

H.                                   Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited combined and consolidated financial statements prepared in conformity with U.S. GAAP.

I.                                        Subsidiary Information

Not applicable.

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and Hong Kong entity is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive loss. Due to foreign currency translation adjustments, we had a foreign exchange gain of RMB0.06 million for fiscal year ended in March 31, 2017, a foreign exchange loss of RMB0.2 million for fiscal year 2018 and a foreign exchange gain of RMB33.7 thousand (US$5.0 thousand) for fiscal year 2019.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, December 2017 and December 2018 were increases of 2.0%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not Applicable

B.                                    Warrants and Rights

Not Applicable

C.                                    Other Securities

Not Applicable

D.                                    American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs):

Service	Fees

•                       Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued

• Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•                  taxes (including applicable interest and penalties) and other governmental charges;

•                  the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•                  certain cable, telex and facsimile transmission and delivery expenses;

•                  the expenses and charges incurred by the depositary in the conversion of foreign currency;

•                  the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•                  the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Payments by Depositary

As of March 31, 2019, we did not receive any payment from Citibank, N.A., the depositary bank for our ADR program.

PART II.

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-230082) in relation to our initial public offering. In April 2019, we completed our initial public offering in which we issued and sold an aggregate of 10,000,000 ADSs, representing 50,000,000 Class A ordinary shares, and we received proceeds of approximately US$116.3 million. Citigroup Global Markets Inc. and UBS Securities LLC were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on April 2, 2019. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$14.4 million, which included US$8.8 million in underwriting discounts and commissions for the initial public offering and approximately US$5.6 million in other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of June 30, 2019, approximately US$12.0 million of the net proceeds from our initial public offering has been used for the acquisition of an aggregate of 8% equity interests in Hangzhou Duomai E-Commerce Ltd., a well-known online marketing service provider in China, to diversify our monetization channel in precise marketing. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for (i) identifying additional monetization channels and pursuing strategic investments in our industry, (ii) identifying and cultivating KOLs, (iii) investing in technology, AI solutions and big data analytics, and (iv) general corporate purposes .

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act.

Based on that evaluation, our management has concluded that, due to the outstanding material weakness described below under “— Internal Control over Financial Reporting,” as of March 31, 2019, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting.

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In the course of auditing our combined and consolidated financial statements as of and for the fiscal year ended March 31, 2019, we and our independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) lack of sufficient accounting personnel with U.S. GAAP knowledge and SEC financial reporting requirements and lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP, and (ii) lack of formal risk assessment process over financial reporting and internal control framework.

We are in the process of implementing a number of measures to address these material weaknesses identified, including:

•                  hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements and developing an ongoing program to provide sufficient and additional appropriate training to our accounting staff;

•                  formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements; and

•                  establishing a group-wide risk assessment process which identifies risks arising from both internal and external events and developing an overall internal control framework and maintain related documents for group level as well as each major business line.

However, we cannot assure you that we will be able to remediate our material weaknesses in a timely manner. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting, and we plan to take advantage of this exemption.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. XU Xiaocao (Cecilia), who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.                                CODE OF ETHICS

We have adopted a code of ethics, which is applicable to all of our directors, executive officers and employees. We have made our code of ethics publicly available on our website at www.ruhnn.com, and we hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent public accountant for the years indicated. We did not pay any other fees to our auditors during the years indicated below.

	For the Year Ended March 31,
	2017	2018	2019
	(In thousands of US dollars)
Audit Fees(1)	—	—	1,132
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	—	—	1,132

(1)              Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of our annual financial statements, review of our quarterly financial statements and services related to our initial public offering.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.                               CORPORATE GOVERNANCE

Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Select Market corporate governance listing standards. For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

ITEM 17.                                         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                                         FINANCIAL STATEMENTS

The combined and consolidated financial statements of Ruhnn Holding Limited, its subsidiaries and its variable interest entities are included at the end of this annual report.

ITEM 19.                                         EXHIBITS

Exhibit Number	Description of Document

1.1

Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

2.1

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-230483), as amended, filed with the Securities and Exchange Commission on March 25, 2019)

2.2

Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

2.3

Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-230483), as amended, filed with the Securities and Exchange Commission on March 25, 2019)

4.1

Exclusive Business Cooperation Agreement by and between Yihan Technology and Hanyi E-Commerce, dated October 4, 2018 (English Translation) (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

4.2

Equity Interest Pledge Agreement between Yihan Technology, Hangzhou Xinghui and Hanyi E-Commerce, dated October 4, 2018 (English Translation) (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

4.3

Exclusive Call Option Agreement among Yihan Technology, Hangzhou Xinghui and Hanyi E-Commerce, dated October 4, 2018 (English Translation) (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

Exhibit Number	Description of Document
4.4

Power of Attorney granted by the shareholders of Hanyi E-Commerce, dated October 4, 2018 (English Translation) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

4.5

Spousal Consent granted by the spouse of FENG Min, dated October 4, 2018 (English Translation) (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

4.6

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

4.7

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

4.8

Cooperative Agreement between Hangzhou Hanyi E-Commerce Co., Ltd., Hangzhou Wunai Yidui Trading Co., Ltd. and Yi Zhang dated April 30, 2016 (English translation) (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

4.9

2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

4.10

Share Purchase Agreement between China Himalaya Investment Limited and the Registrant, dated March 5, 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

4.11

Equity Interest Transfer Agreement among Hangzhou Wunai Yidui Trade Co., Ltd., Hanyi E-Commerce and ZHANG Yi, dated March 5, 2019 (English translation) (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-230082), as amended, initially filed with the Securities and Exchange Commission on March 6, 2019)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*            Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RUHNN HOLDING LIMITED

	By	/s/ FENG Min
	Name:	FENG Min
	Title:	Chairman

Date: July 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Ruhnn Holding Limited

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated balance sheets of Ruhnn Holding Limited, its subsidiaries, its consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (collectively the “Group”) as of March 31, 2019 and 2018, the related combined and consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for each of the three years in the period ended March 31, 2019, and the related notes and financial statement schedule in Schedule 1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(f) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China

July 30, 2019

We have served as the Group’s auditor since 2018.

Ruhnn Holding Limited

COMBINED AND CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2018	2019
	RMB	RMB	US$
			(Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	9,713,466	89,960,362	13,404,512
Restricted cash	21,207,771	13,861,350	2,065,406
Accounts receivable, net of allowance for doubtful accounts of RMB294,242 and RMB460,428 as of March 31, 2018 and 2019, respectively	6,239,617	29,371,964	4,376,559
Inventories	320,383,465	220,151,394	32,803,581
Advances to suppliers, net of allowance for doubtful accounts of RMB26,317,009 and nil as of March 31, 2018 and 2019, respectively	24,694,549	42,144,779	6,279,768
Prepaid expenses and other current assets	30,295,221	32,969,032	4,912,539
Amounts due from related parties	295,000	—	—
Total current assets	412,829,089	428,458,881	63,842,365

Property and equipment, net	5,145,359	146,071,301	21,765,303
Intangible assets, net	3,740,000	104,456,822	15,564,552
Goodwill	1,002,000	1,002,000	149,303
Long-term investments	1,090,052	7,600,000	1,132,435
Other non-current assets	837,145	1,701,913	253,593
TOTAL ASSETS	424,643,645	689,290,917	102,707,551

LIABILITIES AND SHAREHOLERS’ DEFICIT (including amounts of the consolidated VIEs without recourse to the Company, see Note 2(b))
Current liabilities :
Accounts payable	72,889,659	78,060,546	11,631,384
Notes payable	47,105,605	30,644,656	4,566,196
Accrued salary and benefits	41,436,994	58,917,761	8,779,020
Accrued expenses and other current liabilities	13,877,331	24,039,320	3,581,971
Amounts due to related parties	374,558,131	574,859,577	85,656,749
Dividend payable	—	115,043	17,142
Income tax payable	6,950,908	1,673,618	249,377
Total current liabilities	556,818,628	768,310,521	114,481,839

Non-current liabilities :
Long-term deposits	1,850,000	1,750,000	260,758
Obligation under capital lease	—	11,076,325	1,650,425
Total liabilities	558,668,628	781,136,846	116,393,022

Commitments and contingencies (Note 16)

Shareholders’ deficit:
Ordinary shares (US$0.000000001 par value; nil and 1,000,000,000 shares authorized, nil and 363,572,659 shares issued and outstanding as of March 31, 2018 and 2019)	—	6	1
Additional paid in capital	6,886,900	701,040,669	104,458,319
Subscription receivable	—	(558,995,348)	(83,292,906)
Accumulated deficit	(159,389,093)	(232,635,331)	(34,663,746)
Total Ruhnn Holding Limited shareholders’ deficit	(152,502,193)	(90,590,004)	(13,498,332)

Non-controlling interest	18,477,210	(1,255,925)	(187,139)
Total shareholders’ deficit	(134,024,983)	(91,845,929)	(13,685,471)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	424,643,645	689,290,917	102,707,551

The accompanying notes are an integral part of these combined and consolidated financial statements.

Ruhnn Holding Limited

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(f))
Net revenues
Product sales	572,445,248	912,512,337	942,781,165	140,478,777
Services	5,457,556	35,068,094	150,656,685	22,448,546
Total net revenues	577,902,804	947,580,431	1,093,437,850	162,927,323
Cost of revenues
Cost of product sales	(362,609,218)	(625,263,422)	(683,057,290)	(101,778,712)
Cost of services	(2,619,255)	(18,122,046)	(68,335,999)	(10,182,381)
Total cost of revenues	(365,228,473)	(643,385,468)	(751,393,289)	(111,961,093)
Gross profit	212,674,331	304,194,963	342,044,561	50,966,230
Operating expenses:
Fulfillment	(69,412,065)	(100,070,999)	(126,849,578)	(18,901,177)
Sales and marketing	(97,813,618)	(146,207,178)	(205,659,880)	(30,644,278)
General and administrative	(67,106,052)	(130,977,396)	(92,004,708)	(13,709,129)
Other operating (loss) income, net	(168,367)	709,505	927,370	138,183
Loss from operations	(21,825,771)	(72,351,105)	(81,542,235)	(12,150,171)
Interest income	41,883	87,866	595,192	88,686
Interest expense	(1,573,958)	—	(107,499)	(16,018)
Foreign exchange gain (loss)	55,870	(240,473)	33,709	5,023
Gains from deemed sales of equity investment (Note 10)	—	—	7,600,000	1,132,435
Loss before income taxes	(23,301,976)	(72,503,712)	(73,420,833)	(10,940,045)
Income tax expense	(15,242,611)	(15,843,236)	(10,412,749)	(1,551,548)
Share of loss in equity method investments	(1,592,787)	(1,607,161)	(1,090,052)	(162,423)
Net loss	(40,137,374)	(89,954,109)	(84,923,634)	(12,654,016)
Less: net (income) loss attributable to non-controlling interest	(15,246,297)	(14,051,313)	11,677,396	1,739,986
Net loss attributable to Ruhnn Holding Limited	(55,383,671)	(104,005,422)	(73,246,238)	(10,914,030)

Net loss per ordinary share:
Basic and diluted	(0.17)	(0.33)	(0.23)	(0.03)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	319,406,760	319,406,760	321,584,804	321,584,804

Net loss	(40,137,374)	(89,954,109)	(84,923,634)	(12,654,016)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—
Comprehensive loss	(40,137,374)	(89,954,109)	(84,923,634)	(12,654,016)

The accompanying notes are an integral part of these combined and consolidated financial statements.

Ruhnn Holding Limited

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Ordinary shares		Additional paid capital	Subscription receivable	Accumulated deficit	Total Ruhnn Holding Limited shareholders’ deficit	Non- controlling interest	Total shareholders’ deficit
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at April 1, 2016	—	—	—	—	—	—	—	—
Capital contribution from Hangzhou Ruhnn	—	—	10,000,000	—	—	10,000,000	—	10,000,000
Net income (loss)	—	—	—	—	(55,383,671)	(55,383,671)	15,246,297	(40,137,374)
Dividend paid to non-controlling interest holders	—	—	—	—	—	—	(13,720,000)	(13,720,000)
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	640,000	640,000
Balance at March 31, 2017	—	—	10,000,000	—	(55,383,671)	(45,383,671)	2,166,297	(43,217,374)

Net (loss) income	—	—	—	—	(104,005,422)	(104,005,422)	14,051,313	(89,954,109)
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	490,000	490,000
Acquisition of non-controlling interest of the Group’s subsidiaries	—	—	(3,113,100)	—	—	(3,113,100)	1,769,600	(1,343,500)
Balance at March 31, 2018	—	—	6,886,900	—	(159,389,093)	(152,502,193)	18,477,210	(134,024,983)

Issuance of ordinary shares in connection with Equity Restructuring	319,406,760	6	558,995,348	(558,995,348)	—	6	—	6
Capital contribution from Hangzhou Ruhnn	—	—	50,233,247	—	—	50,233,247	—	50,233,247
Net loss	—	—	—	—	(73,246,238)	(73,246,238)	(11,677,396)	(84,923,634)
Dividend paid to non-controlling interest holders	—	—	—	—	—	—	(17,150,000)	(17,150,000)
Acquisition of non-controlling interest of the Group’s subsidiary(Note 14)	44,165,899	—	93,415,740	—	—	93,415,740	9,094,261	102,510,001
Transaction costs relating to capital investment (Note a)	—	—	(8,490,566)	—	—	(8,490,566)	—	(8,490,566)

Balance at March 31, 2019	363,572,659	6	701,040,669	(558,995,348)	(232,635,331)	(90,590,004)	(1,255,925)	(91,845,929)

Balance at March 31, 2019 in US$ (Note 2(f))	363,572,659	1	104,458,319	(83,292,906)	(34,663,746)	(13,498,332)	(187,139)	(13,685,471)

Note:

a.              Amount represent transaction costs incurred in connection with capital investment by an institution investor received prior to the Equity Restructuring.

The accompanying notes are an integral part of these combined and consolidated financial statements.

Ruhnn Holding Limited

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(f))
Cash flows from operating activities:
Net loss	(40,137,374)	(89,954,109)	(84,923,634)	(12,654,016)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	751,727	2,284,712	6,486,225	966,478
Provision (reversal) for allowance for doubtful accounts	11,530	26,792,029	(3,294,884)	(490,953)
Inventory write-down	25,501,836	42,058,235	40,586,753	6,047,615
Loss on disposal of property, plant and equipment		—	419,035	62,438
Share of loss in equity method investments	1,592,787	1,607,161	1,090,052	162,423
Gains from deemed sale of equity investment	—	—	(7,600,000)	(1,132,435)
Changes in assets and liabilities:
Accounts receivable	(230,774)	(6,303,085)	(23,298,533)	(3,471,590)
Amounts due from related parties	(4,649,205)	4,354,205	295,000	43,956
Inventories	(260,081,033)	(127,862,503)	59,645,318	8,887,430
Advances to suppliers	(40,977,476)	(10,034,082)	(14,636,575)	(2,180,918)
Prepaid expenses and other current assets	(31,237,821)	1,034,269	(2,841,490)	(423,395)
Other non-current assets	(1,471,750)	634,605	(864,768)	(128,854)
Accounts payable	68,696,866	4,192,089	4,549,118	677,840
Notes payable	—	47,105,605	(16,460,949)	(2,452,758)
Amount due to related parties	10,456,131	43,988,444	10,134,181	1,510,040
Accrued salary and benefits	23,271,111	18,165,883	17,480,767	2,604,716
Accrued expenses and other current liabilities	6,942,093	6,590,640	9,227,044	1,374,872
Income tax payables	1,029,694	5,921,214	(5,277,290)	(786,341)
Long-term deposits	—	1,850,000	(100,000)	(14,900)
Net cash used in operating activities	(240,531,658)	(27,574,688)	(9,384,630)	(1,398,352)

Cash flows from investing activities:
Purchases of long term investments	(4,100,000)	(190,000)	—	—
Purchases of property and equipment	(6,033,386)	(1,808,411)	(6,820,391)	(1,016,270)
Proceeds from disposal of property and equipment	—	—	118,184	17,609
Cash received in business acquisition, net of cash paid	—	49,324	—	—
Net cash used in investing activities	(10,133,386)	(1,949,087)	(6,702,207)	(998,661)

Cash flows from financing activities:
Capital contribution from Hangzhou Ruhnn	10,000,000	—	—	—
Capital contribution from non-controlling interest holders	640,000	490,000	—	—
Cash paid for acquisition of non-controlling interest	—	(1,343,500)	—	—
Proceeds from issuance of ordinary shares	—	—	6	1
Transaction cost in relation to capital contribution	—	—	(8,490,566)	(1,265,134)
Proceed from short-term borrowing	68,500,000	—	20,000,000	2,980,093
Repayment of short-term borrowing	(68,500,000)	—	(20,000,000)	(2,980,093)
Payment of note payable assumed in the acquisition	—	(5,070,000)	—	—
Dividend paid to non-controlling interest holder	(13,720,000)	—	(17,034,957)	(2,538,288)
Advances from related party	275,113,556	45,000,000	114,512,829	17,062,944
Net cash provided by financing activities	272,033,556	39,076,500	88,987,312	13,259,523
Net increase in cash and cash equivalents, and restricted cash	21,368,512	9,552,725	72,900,475	10,862,510
Cash and cash equivalents and restricted cash at beginning of year	—	21,368,512	30,921,237	4,607,408
Cash and cash equivalents and restricted cash at end of year	21,368,512	30,921,237	103,821,712	15,469,918

Reconciliation in amounts on combined and consolidated balance sheets:
Cash and cash equivalents	21,368,512	9,713,466	89,960,362	13,404,512
Restricted cash	—	21,207,771	13,861,350	2,065,406
Total cash and cash equivalents and restricted cash	21,368,512	30,921,237	103,821,712	15,469,918

Supplemental disclosure of cash flow information:
Income taxes paid	14,212,916	9,922,022	15,690,039	2,337,889
Interest paid	1,573,958	—	107,499	16,018
Supplemental disclosures of non-cash investing and financing activities:
Liabilities assumed in the acquisition (Note 3)	—	5,092,958	—	—
Acquisition of exclusive cooperation rights via issuance of ordinary shares (Note 9)	—	—	103,000,000	15,347,479
Acquisition of non-controlling interest via issuance of ordinary shares (Note 14)	—	—	656,000,000	97,747,050
Capital contribution from Hangzhou Ruhnn in connection with the forgiveness of related party payable (Note 15)	—	—	50,233,247	7,484,987
Capital lease obligation incurred in connection with leased equipment under capital lease (Note 8)	—	—	12,011,271	1,789,735

The accompanying notes are an integral part of these combined and consolidated financial statements.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2017, 2018 and 2019

1. Organization and Principal Activities

Ruhnn Holding Limited (the “Company” or “Ruhnn Holding”) was incorporated in the Cayman Islands on May 11, 2018. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and its VIE’s subsidiaries (collectively referred to as the “Group”) principally operates key opinion leader (“KOL”) cultivation and incubation platforms and generates revenue mainly through online sales of consumer products to followers of the KOL through their various social networks. KOLs are individuals who have the power to engage and impact people within a specific community or field, such as fashion, culture, entertainment, gaming, etc. and have the ability to impact the purchasing decision of its followers.

The Company’s significant subsidiaries, VIE and subsidiaries of the VIE are as follows:

	Date of establishment	Place of incorporation/ establishment	Percentage of legal/beneficial Ownership
Subsidiary:
Hangzhou Yihan Information Technology Co., Ltd. (“WFOE”)	September 17, 2018	PRC	100%

VIE
Hangzhou Hanyi E-commerce Co. Ltd. (“Hanyi E-Commerce”)	March 24, 2016	PRC	100%

Subsidiaries of VIE
Hangzhou Ruhan Supply-chain Management Co. Ltd (“Gonginglian”)	April 25, 2016	PRC	100%
Hangzhou Dayi E-commerce Co. Ltd (“Hangzhou Dayi”)	April 27, 2016	PRC	100%
Ruhnn (HongKong) Limited	June 3, 2016	HONG KONG	100%
Shanghai Yitong E-commerce Co. Ltd (“Yitong”)	August 1, 2016	PRC	100%
Ruhnn Culture Communication Co., Ltd. (“Culture”)	April 25, 2016	PRC	100%

History of the Group and Equity Restructuring

The Group’s history began in March 2016 with the commencement of operations in Hangzhou Hanyi E-Commerce Co., Ltd. (“Hanyi E-Commerce”) and its subsidiaries.  Hanyi E-Commerce was established by Hangzhou Ruhnn Holdings Co., Ltd. (“Hangzhou Ruhnn”) which was owned by three individuals (“Founding Shareholders”) and several institutional investors.

Starting May 2018, the Founding Shareholders and all of the institutional investors undertook a series of equity transitions to re-domicile the Group’s business from the People’s Republic of China (“PRC”) to the Cayman Islands (“Equity Restructuring”). The main purpose of the Equity Restructuring was to establish a Cayman holding company for its existing business in the PRC for the preparation of its overseas initial public offering (“IPO”). The Equity Restructuring was executed in the following steps:

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

1. Organization and Principal Activities (Continued)

1.  On May 11, 2018, Ruhnn Holding Limited (“Ruhnn Holding”) was incorporated in the Cayman Islands as the listing vehicle for the Group’s IPO. As of the incorporation date, the total authorized share capital was 100 ordinary shares with a par value of US$0.01 and the total issued and outstanding shares was 100.

2.  On October 4, 2018, the Founding Shareholders and the institutional investors subscribed for 319,406,660 shares of Ruhnn Holding for a subscription amount of RMB558,995,348. Upon the issuance of ordinary shares, the equity structure of the Company was substantially identical to that of Hangzhou Ruhnn.

3.  As part of the Equity Restructuring, in order to facilitate the payments of the subscription receivable of RMB558,995,348 to Ruhnn Holding as noted in step 2, Hangzhou Ruhnn agreed to return its capital to the institutional investors in the amount of their original investments in Hangzhou Ruhnn while these investors agreed to pay U.S. dollar equivalent of such amounts to Ruhnn Holding as subscription price for the ordinary shares issued to them. As of March 31, 2018 and March 31, 2019, Hanyi E-commerce had amounts due to Hangzhou Ruhnn of RMB354,856,080 and RMB559,868,888, respectively. It is contemplated that Hanyi E-Commerce will repay in installments these amounts due to Hangzhou Ruhnn, Hangzhou Ruhnn will use these funds to return its capital to the investors and the investors will consequently pay the subscription price of shares to Ruhnn Holding.  The restructuring agreements require Hangzhou Ruhnn to complete the return of their original investment and the investors to pay the subscription price to Ruhnn Holding no later than three months after the completion of the IPO.

4.  On October 4, 2018, Hangzhou Ruhnn transferred 1% of its equity interest in Hanyi E-Commerce to one of the Founding Shareholders and the remaining 99% equity interest to Hangzhou Xinghui Corporate Management Consulting Co., Ltd., an entity that was wholly owned by the same Founding Shareholder for the purposes of creating new nominee shareholders for the variable interest entity (“VIE”) arrangements. Ruhnn Holding is deemed a foreign legal person under PRC law and accordingly subsidiaries owned by Ruhnn Holding are not eligible to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in the PRC. Due to these restrictions, Ruhnn Holding through its wholly owned subsidiary in the PRC, Hangzhou Yihan Information Technology Co., Ltd. (“WFOE”) entered into a series of contractual arrangements, with Hanyi E-Commerce and its new nominee shareholders on October 4, 2018 to give Ruhnn Holding effective control over Hanyi E-Commerce and transfer all of the economic benefits to Ruhnn Holding. Pursuant to these VIE arrangements, Hanyi E-Commerce was established as a consolidated VIE of the Group.

Upon the completion of the Equity Restructuring, the shareholders’ rights and obligations remained the same, and the Group recognized the net assets of Hanyi E-Commerce on a historical cost basis with no change in basis in the accompanying combined and consolidated financial statements. The Group’s per share information including the basic and diluted loss per share have been presented retrospectively as of the beginning of the earliest period presented on the combined and consolidated financial statements.

On April 3, 2019, the Company completed its initial public offering of 10 million American Depositary Shares (“ADS”) on the Nasdaq Global Select Market, with a price of US$12.5 per ADS and total offering size of US$125.0 million (RMB 838.9 million). The Company received net proceeds of approximately US$116.3 million (RMB 780.5 million), after deduction of underwriting discounts and commissions for the IPO.

As of July 18, 2019, Hanyi E-Commerce fully repaid the amount due to Hangzhou Ruhnn as noted in step 3 above and the institutional investors has paid their subscription receivable of RMB558,995,348 to the Company in full.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

2. Summary of Principal Accounting Policies

(a)            Basis of Presentation

The accompanying combined and consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)            Principles of Consolidation

The financial statements presented herein represent the combined and consolidated financial statements of Ruhnn Holding Limited, its subsidiaries, Hanyi E-Commerce (“VIE”) and VIE’s subsidiaries.

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. To provide the Group effective control over the VIE and receive substantially all of the economic benefits of the VIE, the Company’s wholly owned subsidiary, WFOE entered into a series of contractual arrangements, described below, with the VIE and their respective shareholders on October 4, 2018 in connection with the Equity Restructuring disclosed in Note 1.

Agreements that provide the Company effective control over the VIE include:

Voting Rights Proxy Agreements & Irrevocable Power of Attorney

Pursuant to which each of the shareholders of VIE has executed voting rights proxy agreements, appointing the WFOE, or any person designated by the WFOE, as their attorney-in-fact to (i) call and attend shareholders’ meetings of VIE and execute relevant shareholders’ resolutions; (ii) exercise on their behalf all his rights as a shareholder of VIE, including those rights under PRC laws and regulations and the articles of association of VIE, such as voting, appointing, replacing or removing directors, (iii) submit all documents as required by governmental authorities on behalf of VIE, and (iv) assign the shareholding rights to VIE, including receiving dividends, disposing of equity interest and enjoying the rights and interests during and after liquidation.

Exclusive Call Option Agreements

Pursuant to which each the VIE shareholders unconditionally and irrevocably granted the WFOE or its designee exclusive options to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interests in the VIE. The WFOE has the sole discretion to decide when to exercise the options, and whether to exercise the options in part or in full. Without the WFOE’s written consent, the VIE shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of VIE’s assets or equity interests.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

2. Summary of Principal Accounting Policies (Continued)

Equity Pledge Agreements

The VIE shareholders agreed to pledge their equity interests in VIE to the WFOE to secure the performance of the VIE’s obligations under the series of contractual agreements and any such agreements to be entered into in the future. Without prior written consent of the WFOE, the VIE’s shareholders shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. If any economic interests were received by means of their equity interests in the VIE, such interests belong to the WFOE.

Agreements that transfer economic benefits of VIE to the Group include:

Exclusive Business Cooperation Agreements

Under the exclusive services agreement, the Company and the WFOE have the exclusive right to provide comprehensive technical and business support services to the VIE. In exchange, the VIE pays annual service fees to the WFOE in the amount equivalent to all of their net income as confirmed by the WFOE. The WFOE has the right to adjust the service fee rates at its sole discretion. The agreement can be early terminated by the WFOE by giving a 30-day prior notice, but not by the VIE or VIE’s shareholders.

Voting Rights Proxy Agreements & Irrevocable Powers of Attorney provide the Company effective control over the VIE and its subsidiaries, while the Equity Pledge Agreements secure the obligations of the shareholders of the VIE under the relevant agreements. Because the Company, through the WFOE, has (i) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from the VIE, the Company is deemed the primary beneficiary of the VIE. Accordingly, the Company has consolidated the VIE’s financial results of operations, assets and liabilities in the Group’s combined and consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the combined and consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Business Cooperation Agreement).

The Group believes that the contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

• revoke the business and operating licenses of the Company’s PRC subsidiaries and VIE;

• discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIE;

• limit the Group’s business expansion in China by way of entering into contractual arrangements;

• impose fines or other requirements with which the Company’s PRC subsidiaries and VIE may not be able to comply;

• require the Company or the Company’s PRC subsidiaries or VIE to restructure the relevant ownership structure or operations; or

• restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

2. Summary of Principal Accounting Policies (Continued)

The following consolidated financial statement balances and amounts of the Company’s VIE and its subsidiaries, were included in the accompanying combined and consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries, consolidated VIE and its subsidiaries.

	As of
	March 31, 2018	March 31, 2019
	RMB	RMB
ASSETS
Cash and cash equivalents	9,713,466	89,951,084
Restricted cash	21,207,771	13,861,350
Accounts receivable, net	6,239,617	29,371,964
Inventories	320,383,465	220,151,394
Advances to suppliers, net	24,694,549	41,591,310
Prepaid expense and other assets, net	30,295,221	32,969,032
Amounts due from related parties	295,000	—
Property and equipment, net	5,145,359	146,071,301
Intangible assets, net	3,740,000	3,173,489
Goodwill	1,002,000	1,002,000
Long-term investments	1,090,052	7,600,000
Other non-current assets	837,145	1,701,913
Total Assets	424,643,645	587,444,837

LIABILITIES
Accounts payable	72,889,659	78,060,546
Notes payable	47,105,605	30,644,656
Accrued salary and benefits	41,436,994	56,615,874
Accrued expenses and other current liabilities	13,877,331	23,370,034
Amounts due to related parties	374,558,131	574,859,577
Dividends payable	—	115,043
Income tax payable	6,950,908	1,673,618
Long-term deposits	1,850,000	1,750,000
Other non-current liabilities	—	11,076,325
Total Liabilities	558,668,628	778,165,673

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

2. Summary of Principal Accounting Policies (Continued)

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenue	577,902,804	947,580,431	1,093,437,850
Loss from operations	(21,825,771)	(72,351,105)	(74,743,570)
Net loss	(40,137,374)	(89,954,109)	(78,124,650)
Net cash used in operating activities	(240,531,658)	(27,574,688)	(9,393,904)
Net cash used in investing activities	(10,133,386)	(1,949,087)	(6,702,206)
Net cash provided by financing activities	272,033,556	39,076,500	88,987,306

The VIE and its subsidiaries contributed 100% and 100% of the Group’s consolidated revenue for the year ended March 31, 2018 and 2019, respectively. As of March 31, 2019, the VIE and its subsidiaries accounted for an aggregate of 85.2% of the consolidated total assets and 99.6% of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE.

The Group believes that there are no assets held in the VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the VIE are incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

(c)             Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include but are not limited to allowance for doubtful accounts, inventory write-down, assessment for useful life and impairment of long-lived assets, assessment of goodwill impairment, fair value estimate of intangible assets and non-controlling interests acquired and valuation allowances of deferred tax assets. Actual results may differ materially from those estimates.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

2. Summary of Principal Accounting Policies (Continued)

(d)            Fair Value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

• Level 1—Inputs are based on unadjusted quoted prices that are available in active markets for identical assets or liabilities at measurement date.

• Level 2—Significant inputs are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3—Significant unobservable inputs that cannot be corroborated by observable market data and reflect management’s estimates of assumptions that market participants would use to price an asset or liability.

As of March 31, 2018 and 2019, the Group did not carry any assets or liabilities which were measured at fair value on a recurring or non-recurring basis.

(e)             Financial Instruments

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other current liabilities. The carrying amounts of these financial instruments as of March 31, 2018 and 2019 were considered representative of their fair values due to their short-term nature.

(f)               Convenience Translation

Our reporting currency is Renminbi (“RMB”) because our business is conducted in China and our revenues are denominated in RMB. These financial statements contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this financial statement, is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this financial statement were made at a rate of RMB6.7112 to US$1.00, the exchange rate in effect on March 29, 2019. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign trade.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

2. Summary of Principal Accounting Policies (Continued)

(g)            Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

The Group’s restricted cash represents amounts held by banks, which are not available for the Group’s general use, as security for bank acceptance bills. Upon the repayment of bank acceptance bills which generally occur within one year, the deposits will be released by the bank and will become available for general use by the Group.

(h)            Accounts Receivable, net

Accounts receivable, net represents those receivables derived from the ordinary course of business and are recorded net of allowance for doubtful accounts. The Group maintains an allowance for doubtful accounts that reflect its best estimate of probable losses inherent in the accounts receivables. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. In determining collectability of the accounts receivables, the Group considers many factors, such as: creditworthiness of customers, aging of the receivables, payment history of customers, financial condition of the customers and market trends, and specific facts and circumstances. Accounts receivable balances are written off after all collection efforts have been exhausted.

(i)               Property and Equipment, net

Property and equipment is recorded at cost less accumulated depreciation and impairment. Depreciation expense of long-lived assets is recorded as operating expenses and cost of revenues. Depreciation is computed using the straight-line method over the following estimated useful lives by major asset category:

Buildings	35 years
General equipment	3 - 5 years
Motor vehicles	4 years
Leasehold improvements	Lesser of lease term or estimated useful life of 5 years
Equipment under capital lease	10 years

(j)               Inventories

Inventory is stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as whether the goods are returnable to vendors, inventory aging, historical and forecasted consumer demand, and promotional environment.

(k)            Intangible Assets, net

Intangible assets represent public social network platforms acquired in the year ended March 31, 2018 and exclusive cooperation rights acquired in the year ended March 31, 2019.  Intangible assets are recorded at cost to acquire these assets less accumulated amortization.  Amortization is computed on a straight-line basis over the following estimated economic useful lives by major asset category:

Exclusive cooperation rights	5 years
Account in public social network platforms	4 years

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

2. Summary of Principal Accounting Policies (Continued)

(l)    Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in our business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended March 31, 2018 and 2019.

(m) Long-term investments

The Group accounts for long-term investments using either the cost or equity method of accounting depending upon whether the Group has the ability to exercise significant influence over investments. As part of this evaluation, the Group considers the participating and protective rights in the investments as well as its legal form.

The Group uses the equity method of accounting for the long-term investments when the Group has the ability to significantly influence the operations or financial activities of the investee. The Group record the equity method long-term investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.

The Group records the cost method long-term investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

2. Summary of Principal Accounting Policies (Continued)

(n)  Revenue Recognition

The Group recognizes revenue primarily from online sales of consumer products to followers of KOLs across various e-commerce platforms. Consistent with the criteria of ASC 605, Revenue Recognition, the Group recognizes revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. The revenue is net of related business tax and surcharges.

Product Sales

The Group selects and purchases goods from its suppliers and sells goods directly to customers through its online stores on various e-commerce platforms. Revenue from product sales is recognized both on a gross and net basis depending on whether the Group is (i) the primary obligor and is responsible to the customers for the key aspects of the fulfillment of the transaction including presales and after-sales services; (ii) bears the physical and general inventory risk once the products are delivered to its warehouse by its suppliers; (iii) has discretion in establishing price; and (iv) has credit risk. Predominantly all product sales revenue are recognized on a gross basis. Revenue from product sales is recorded on the combined and consolidated statements of comprehensive loss as product sales.

A majority of the Group’s customers make online payments through third-party payment platforms when they place orders on websites of the Group’s online stores. Product sales, net of return allowances, value added tax and related surcharges, are recognized when the funds are released from the third-party payment platforms to the Group which is the earlier of when (1) customers manually confirm their receipt of the products on the e-commerce platform or (2) ten days after delivery. The Group offers its online customers an unconditional right of return for a period of seven days upon receipt of products. Return allowances, which reduce revenue, are estimated based on historical data and industry practice the Group has maintained and its analysis of returns by categories of products, and is subject to adjustments to the extent that actual returns differ or are expected to differ.

Shipping and handling fees are included in net revenues. The Group typically does not charge shipping and handling fees for orders exceeding a certain sale amount. Shipping and handling revenue has not been material for the periods presented.

Services

The Group serves as a platform in providing KOLs to brands, online retailers and other merchants for promotion of their products or services either on the KOLs’ social media platforms or offline channels. Such services primarily includes (1) advertising services through the KOLs’ social media spaces that direct followers to the online stores owned and operated by third party online retailers; and (2) sales services of KOLs to promote the merchant’s products or services through the merchant’s various commerce channels across a period of time. Fees from advertising services are fixed and pre-determined and fees from sales services are based on net revenue generated from third-party online stores. The Group recognizes advertising services upon the completion of the performance of services or over the period during which the services are being performed. The Group recognizes sales services over the period during which the services are being provided.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

2. Summary of Principal Accounting Policies (Continued)

(o)   Cost of revenues

Cost of revenues includes the cost of products sold and cost of services performed.

Cost of products sold mainly consist of the purchase price of products, inventory write-downs and KOL service fees. Purchase price of products amounted to RMB282,353,842, RMB479,654,317 and RMB540,186,250 for the years ended March 31, 2017, 2018 and 2019, respectively. Inventory write-downs amounted to RMB25,501,836, RMB42,058,235 and RMB40,586,753 for the years ended March 31, 2017, 2018 and 2019, respectively. KOL service fees included in cost of products sold amounted to RMB54,753,540, RMB103,550,870 and RMB96,584,631 for the years ended March 31, 2017, 2018 and 2019, respectively. KOL service fees are calculated based on a percentage of the product selling price and recorded as cost at the same time when revenue is recognized. Cost of products sold do not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff or logistic center and rental expenses, etc. Therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

Cost of services performed mainly consists of KOL service fees incurred for providing sales and advertising services to third party customers.

(p)   Fulfillment

Fulfillment costs represent packaging material costs and those costs incurred in outbound shipping, operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment. Fulfillment costs also contain third party transaction fees, such as credit card processing and debit card processing fees. Shipping cost included in fulfillment costs amounted to RMB19,393,730, RMB25,891,280 and RMB30,636,417 for the years ended March 31, 2017, 2018 and 2019, respectively.

(q)   General and Administrative Expenses

General and administrative expenses primarily consist of (i) salary and benefits expenses incurred in the general and administrative operations, and (ii) general expenses and depreciation expenses associated with the general and administrative activities.

(r)   Sales and Marketing Expenses

Sales and marketing expenses primarily consist of advertising expenses paid to third parties, salaries and benefits of sales and marketing personnel and logistics expense, etc.

Advertising and promotion costs in connection with the fees of marketing and promotion services the Group paid to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the combined and consolidated statements of comprehensive loss and totaled RMB69,258,528, RMB93,044,137 and RMB109,881,231 for the years ended March 31, 2017, 2018 and 2019, respectively.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

2. Summary of principal accounting policies (Continued)

(s)   Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the asset and liability method of accounting for income taxes.

Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amount in the combined and consolidated financial statements, net operating loss carry-forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive loss in the period of the enactment of the change.

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

(t)   Net Loss Per Share

Basic and diluted net loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of the ordinary shares outstanding during the period. During the years ended March 31, 2017, 2018 and 2019, given that the Company has no potentially dilutive ordinary shares, the basic and diluted net loss per share are the same for the years presented.

(u)    Concentration and Risks

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Group places its cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality, and believes no significant credit exists. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no customers individually representing 10% or more of net revenues for the years ended March 31, 2017, 2018 and 2019.

The following customers accounted for 10% or more of balances of accounts receivable as of March 31, 2018 and 2019:

	As of March 31,
	2018	2019
	RMB	RMB
A	1,623,343	—
B	800,000	—
C	728,778	—
D	—	8,500,000

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

2. Summary of principal accounting policies (Continued)

(v)   Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer. The new disclosure requirements will provide information about the nature, amount, timing and uncertainty of revenue and cash flows from revenue contracts with customers. The guidance is effective for annual and interim reporting periods beginning after December 15, 2017. The guidance is effective for annual reporting periods beginning after December 15, 2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019 for nonpublic entities.

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The Group as an emerging growth company (“EGC”) has elected to adopt the new revenue standard as of the effective date applicable to nonissuers and will implement the new revenue standard on April 1, 2019 using the modified retrospective method. The Group has substantially completed the assessment of all revenue from existing contracts with customers and concluded that there will be no significant effects on the Group’s revenue recognition practices, internal controls, financial positions, results of operations or cash flows. The Group’s product sales consist of one performance obligation that is satisfied at a point in time. Each category of service revenue generated from advertising and sales services is considered as one performance obligation as they are distinct from each other. The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by requiring companies to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised in regards to when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. The Group as an EGC has elected to adopt the new leasing standard as of the effective date applicable to nonissuers and will implement the new leasing standard on April 1, 2020 using a modified retrospective approach. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The Group is in the process of evaluating the impact on its combined and consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of March 31, 2019, the Group has RMB31,955,432 of future minimum operating lease commitments that are not currently recognized on its combined and consolidated balance sheets (see note 16).

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for public business entities. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. For all other entities, this ASU is effective for fiscal periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the impact on its combined and consolidated financial statements upon adoption.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. For all entities, the guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect a significant impact on its consolidated financial statements.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

3. Business Combination

In December 2017, the Group acquired 100% equity interest of Weimai Culture Co., Ltd. (“Weimai”) for a cash consideration of RMB6,000. Weimai primarily operates official accounts on WeChat, a widely used social medial platform in China, which are being used by the Group in promoting the KOLs.

The transaction was accounted as business combination with the purchase price allocated as follows:

Allocated value
RMB
Assets acquired:
Cash	55,324
Prepaid expenses and other current assets	283,977
Intangibles—Accounts in social network platforms	4,080,000
Goodwill	1,002,000

Total assets acquired	5,421,301
Liabilities assumed:
Accounts payable	(704)
Accrued expenses and other current liabilities	(344,597)
Notes payable	(5,070,000)

Total liabilities assumed	(5,415,301)

Total net assets acquired	6,000

The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total cash consideration over the fair value of the net assets acquired was recorded as goodwill which is not amortized and not tax deductible. The acquisition was not material to the combined and consolidated financial statements for the year ended March 31, 2018, as such proforma results of operations are not presented. Goodwill resulted from this acquisition was assigned to the whole group.

4. Accounts Receivable, net

Accounts receivable, net, consists of the following:

	As of March 31,
	2018	2019
	RMB	RMB
Accounts receivable, gross	6,533,859	29,832,392
Allowance for doubtful accounts:
Balance at beginning of the year	(11,530)	(294,242)
Additions	(282,712)	(166,186)
Balance at end of the year	(294,242)	(460,428)

Accounts receivable, net	6,239,617	29,371,964

The Group only offers credit terms to certain corporate customers for KOL sales and advertising services based on a number of factors to determine their creditworthiness.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

5. Advances to Suppliers, net

	As of March 31,
	2018	2019
	RMB	RMB
Advances to suppliers, gross	51,011,558	42,144,779
Allowance for doubtful accounts:
Balance at beginning of the year	—	(26,317,009)
Additions	(26,317,009)	—
Reverse	—	3,628,749
Write off	—	22,688,260
Balance at end of the year	(26,317,009)	—

Advances to suppliers, net	24,694,549	42,144,779

The Group was in dispute with one of its suppliers in 2018. Based on an assessment of the recoverability, the Group provided full provision against the advances paid to the supplier as of March 31, 2018. During the year ended March 31, 2019, the Group was able to recoup a portion of the advances to this supplier in the amount of RMB3,628,749. The remaining RMB22,688,260 of advances to this supplier that were previously fully provided has been written off in the year ended March 31, 2019.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the followings:

	As of March 31,
	2018	2019
	RMB	RMB
Value added tax (“VAT”) recoverable	16,915,400	9,526,831
Prepaid expenses	3,824,722	5,212,018
Loan advances to employees	3,923,713	7,318,753
Receivable from KOLs	3,166,804	5,435,612
Others	2,464,582	5,475,818

Total	30,295,221	32,969,032

Receivable from KOLs represents customer payments initially kept in the online payment accounts under KOLs’ names, which will subsequently be transferred to the Group’s bank accounts within a short period of time.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

7. Inventories

Inventories, consisted of the followings:

	As of March 31,
	2018	2019
	RMB	RMB
Products	265,771,215	190,480,072
Raw materials	54,612,250	29,671,322

Inventories	320,383,465	220,151,394

The Group purchases raw materials such as fabric and buttons from various suppliers and outsources them to third party manufacturing companies for production and processing.

8. Property and Equipment, net

Property and equipment, net, consisted of the followings:

	As of March 31,
	2018	2019
	RMB	RMB
Buildings	—	125,692,281
General equipment	5,250,429	6,161,143
Motor vehicle	1,178,438	1,393,869
Leasehold improvements	1,412,930	2,398,868
Leased equipment under capital lease	—	12,826,365

Total	7,841,797	148,472,526
Less: Accumulated depreciation	(2,696,438)	(5,876,479)
Construction in Progress	—	3,475,254

Property and equipment, net	5,145,359	146,071,301

For the years ended March 31, 2017, 2018 and 2019, depreciation expenses were RMB751,727, RMB1,944,711 and RMB3,617,664, respectively.

In January 2019, the Group entered into a ten-year lease with a third party lessor to lease several automatic equipment in the PRC.  The Group has determined the lease arrangement as capital lease under the criteria of ASC 840-10-25-1 and has measured a capital lease asset and lease obligation initially at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

8. Property and Equipment, net (Continued)

As of March 31, 2019, the net value of the capital lease was:

As of March 31,
2019
RMB
Equipment	12,826,365
Accumulated depreciation	(320,659)

Equipment, net	12,505,706

As of March 31, 2019, future minimum lease payments for assets under capital lease to be paid over the remaining terms were as follows:

Year ended March 31,
RMB
2020	1,630,189
2021	1,630,189
2022	1,630,189
2023	1,630,189
2024 and after	9,373,584
Total minimum lease payments	15,894,340
Less: amount representing interest	(3,883,069)
Present value of net minimum lease payments	12,011,271
Current portion	934,946
Non-current portion	11,076,325

The current portion of the present value of net minimum lease payments is recorded in accrued expenses and other current liabilities on the combined and consolidated balance sheets.

9. Intangible Assets, net

Intangible assets, net consist of the following:

	As of March 31,
	2018	2019
	RMB	RMB
Exclusive cooperation rights(1)	—	103,000,000
Accounts in public social network platforms	4,080,000	4,080,000
Others	—	585,383

Total	4,080,000	107,665,383
Less: accumulated amortization
Exclusive cooperation rights	—	(1,716,667)
Accounts in public social network platforms	(340,000)	(1,360,000)
Others	—	(131,894)
Total	(340,000)	(3,208,561)
Intangible assets, net	3,740,000	104,456,822

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

9. Intangible Assets, net (Continued)

(1)         Represents exclusive cooperation rights with Zhang Yi in online sales of women apparel products that has a contractual period of the later of five years after the completion of the IPO or when Zhang Yi’s beneficial interest in the Company falls below 5%. See Note 14.

Amortization expenses were nil, RMB340,000 and RMB2,868,561 for the years ended March 31, 2017, 2018 and 2019 respectively. The Group expects to record amortization expenses of RMB21,751,894, RMB21,751,894, RMB21,411,894, RMB20,657,806, RMB18,883,333 for the years ending March 31, 2020, 2021, 2022, 2023 and 2024, respectively.

10. Long-term Investments

In December 2016, the Group entered into an agreement to establish an e-commerce company, Damei Fashion (Shanghai) Culture Media Co., Ltd. (“Damei Fashion”) with Shanghai Kuailexun Advertising Promulgation Company Limited (“KLX”) and an individual shareholder with an initial investment of RMB4,100,000. The Group holds 41% equity interest shares while KLX and the individual shareholder holds the rest 49% and 10% shares, respectively. The Group accounted for the investment in Damei Fashion under the equity method as the Group has the ability to exert significant influence. The Group recognized RMB1,592,787, RMB1,530,228 and RMB976,985 in its share of loss from equity method investments in the combined and consolidated statements of comprehensive loss for the years ended March 31, 2017, 2018 and 2019, respectively.

In January 2018, the Group established Hangzhou Zhiyi Technology Co., Ltd. (“ZHIYI”) together with two individual shareholders. ZHIYI is a technological company which the Group contributed RMB190,000 and own equity interest of 19%. The Group accounted for the investment in ZHIYI under the equity method as the Group has the ability to exert significant influence. The Group recognized losses of RMB76,933 and RMB113,067 respectively in its share of loss from equity method investments in the combined and consolidated statements of comprehensive loss for the years ended March 31, 2018 and 2019.

During September 2018, ZHIYI obtained additional investments at an amount of RMB50,000,000 by third party investors which diluted the Group’s equity interests from 19% to 15.2% and lost its one seat on ZHIYI’s board. This resulted in a loss of the Group’s ability to exert significant influence over ZHIYI and thereby the Group discontinued application of equity method accounting for ZHIYI. As a result of the transaction, the Group recognized a gain of RMB7,600,000 from the deemed sale of a portion of its shareholding in ZHIYI.

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2018	2019
	RMB	RMB
Value added tax (“VAT”) payable	8,308,980	14,854,047
Advances from customers	3,681,020	3,575,745
Other payables	1,224,211	2,768,878
Other tax payables	663,120	1,905,704
Obligation under capital lease, current portion	—	934,946

Total	13,877,331	24,039,320

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

12. Income Tax

For the years ended March 31, 2017, 2018 and 2019, income tax expense were RMB15,242,611, RMB15,843,236 and RMB10,412,749, respectively.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIE in the PRC are subject to statutory rate of 25%.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group has no deferred tax liabilities. The Group’s deferred tax assets were as follows:

	As of March 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	22,362,012	28,473,273
Write-off of inventory	16,479,704	26,469,677
Provision for allowance of doubtful accounts	4,973,336	201,716
Advertising fees	4,731,516	1,522,217
Other deductible expenses	—	2,794,707

Total deferred tax assets	48,546,568	59,461,590
Valuation allowance on deferred tax assets	(48,546,568)	(59,461,590)

Net deferred tax assets	—	—

As of March 31, 2019, tax loss carry forwards amounted to RMB96,542,775 of which nil, nil, RMB5,321,480, RMB40,252,744 and RMB50,968,551 will expire in 2020, 2021, 2022, 2023 and 2024, respectively. The Group operates its business through its subsidiaries and VIE. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries/VIE may not be used to offset other subsidiaries’/VIE’s earnings within the Group.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided full valuation allowance for the deferred tax assets as of March 31, 2018 and 2019, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

Movement of the valuation allowance is as follows:

RMB
Balance as of March 31, 2017	(19,470,947)
Addition	(29,075,621)
Balance as of March 31, 2018	(48,546,568)
Addition	(10,915,022)
Balance as of March 31, 2019	(59,461,590)

Aggregate accumulated deficit of the Company’s VIE/subsidiaries located in the PRC was approximately RMB60,423,016, RMB181,186,071 and RMB181,993,086 as of March 31, 2017, 2018 and 2019, respectively.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

12. Income Tax (Continued)

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended March 31, 2017, 2018 and March 31, 2019 are as follows:

	For the years ended March 31,
	2017	2018	2019
Statutory income tax rate	25%	25%	25%
Expenses not deductible for tax purposes	(6)%	(5)%	(6)%
Valuation allowance	(83)%	(40)%	(15)%
Tax effect relating to forgiveness of payables(1)	—	—	(17)%
Others	(1)%	(2)%	(1)%

Effective tax rate	(65)%	(22)%	(14)%

(1)    Represents tax effect relating to waived payables due to Hangzhou Ruhnn.  Forgiveness of payables is   treated as taxable income under PRC tax regulations.

13. Net Loss per Share

Net loss per share was computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended March 31, 2017, 2018 and 2019:

	For the years ended March 31,
	2017	2018	2019
Numerator:
Net loss attributable to Ruhnn Holding Limited—basic and diluted	55,383,671	104,005,422	73,246,238
Net loss per ordinary shareholders	0.17	0.33	0.23

Shares (Denominator):
Weighted average number of ordinary shares outstanding—basic and diluted	319,406,760	319,406,760	321,584,804
Net loss per share—basic and diluted	0.17	0.33	0.23

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

14. Non-controlling Interest

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the combined and consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests.

Below are changes in the Group’s ownership interest in its subsidiary on the Group’s equity.

	As of March 31,
	2018	2019
	RMB	RMB
Net loss attributable to Ruhnn shareholders	(104,005,422)	(73,246,238)
Transfers from the non-controlling interest
Increase in Ruhnn’s paid-in-capital for purchase shares of Yitong	(3,019,412)	—
Increase in Ruhnn’s paid-in-capital for purchase shares of Hanli	(93,688)	—
Increase in Ruhnn’s paid-in-capital for purchase shares of Hangzhou Dayi	—	(9,094,261)

Net transfers from non-controlling interest	(3,113,100)	(9,094,261)
Change from net income attributable to Ruhnn and transfers from non-controlling interest	(107,118,522)	(82,340,499)

During the year ended March 31, 2018, the Group acquired equity interests of Yitong and Hanli from non-controlling interest shareholders. The acquisition effectively reversed out the negative carrying amount of the non-controlling interests in Yitong and Hanli. As a result, paid-in capital increased and the value of non-controlling interest decreased.

On June 28, 2018, the Group declared dividend distribution plan of Hangzhou Dayi before the Group’s acquisition of its non-controlling interests. According to the distribution plan, RMB17,150,000 was distributed to Wunai Yidui among which RMB17,034,957 had been paid and a dividend payable amount of RMB115,043 to Wunai Yidui still remains outstanding by the Group as of March 31, 2019.

On March 5, 2019, the Group entered into an agreement with Zhang Yi, one of the Company’s top KOLs and a shareholder, whereby the Company issued 44,165,899 ordinary shares to her in exchange for her 49% non-controlling equity interest in Hangzhou Dayi and the exclusive cooperation rights with her in online sales of women apparel products until the later of five years after the completion of the IPO or when her beneficial interest in the company falls below 5%. The fair value of shares issued to Zhang Yi had been allocated to the acquisition of the non-controlling interest of Hangzhou Dayi and exclusive cooperation rights at RMB656,000,000 and RMB103,000,000, respectively, which were determined with the assistance of a third party valuation company. The carrying value of non-controlling interest relating to Hangzhou Dayi at the date of the exchange was negative RMB9,094,261. A loss of RMB665,094,261 was resulted from the acquisition of the non-controlling interest as the excess of the fair value consideration paid of RMB656,000,000 based on shares issued over the adjustment to the carrying amount of the non-controlling interest of negative RMB9,094,261. The Group accounted for the transaction by recording issuance of shares in fair value of RMB656,000,000, the loss of RMB665,094,261 resulted in the acquisitions of non-controlling interest of Hangzhou Dayi in additional paid-in capital with a credit to the non-controlling interest account in the amount of RMB9,094,261 effectively reversing out the previous carrying amount of non-controlling interest before the acquisition.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

15. Related Party Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Hangzhou Ruhnn	Parent Company prior to Equity Restructuring
Dayi (Shanghai) Film Culture Studio (“Dayi Studio”)	Controlled and owned by Zhang Yi
Shanghai Xiuxi Culture Communication Studio (“Xiuxi Studio”)	Controlled and owned by Zhang Yi
Hangzhou Wunai Yidui Trade Co., Ltd. (“Wunai Yidui”)	Controlled and owned by Zhang Yi

The Group entered into the following transactions with its related parties:

During the years ended March 31, 2017, 2018 and 2019, the Group engaged KOL services from Dayi Studio with service fee charges of RMB5,520,795, RMB42,111,445 and RMB21,377,581, respectively.

During the years ended March 31, 2019, the Group engaged KOL services from Xiuxi Studio with service fee charges of RMB42,436,108.

During the year ended March 31, 2019, Hangzhou Ruhnn sold buildings and related leasehold improvements at an amount of RMB125,397,682 to Hanyi E-Commerce. The amount had not been paid yet as of March 31, 2019 and has been included in amounts due to related parties.

On October 4, 2018, as part of the Equity Restructuring, Hangzhou Ruhnn waived payables in the amount of RMB50,233,247 which were incurred in relation to payroll expenses paid to certain employees on behalf of the Group. The amounts due to Hangzhou Ruhnn waived in connection with the Equity Restructuring were recorded as a capital contribution in additional paid-in capital on the combined and consolidated statements of shareholders’ deficits.

As of March 31, 2018 and 2019, details of amounts due from/to related parties are as follows:

		As of March 31,
		2018	2019
		RMB	RMB
Amount due from	Hangzhou Ruhnn (2)	295,000	—
Amount due to	Hangzhou Ruhnn (1)	354,856,080	559,868,888
	Dayi Studio (3)	19,702,051	—
	Xiuxi Studio (4)	—	14,500,689
	Wunai Yidui	—	490,000

(1)  Includes loan payable of RMB320,113,556 and RMB434,471,206 as of March 31, 2018 and 2019, respectively. Interest due under these related party loans are waived by Hangzhou Ruhnn. Interest expenses to Hangzhou Ruhnn were nil for both years ended March 31, 2018 and 2019. As of July 18, 2019, Hanyi E-Commerce fully repaid the amount due to Hangzhou Ruhnn as part of the Equity Restructuring. See Note 1.

(2)  Represents payments in advance to suppliers for provision of services.

(3)  Represents service fee payable for KOL services to Dayi Studio

(4)  Represents service fee payable for KOL services to Xiuxi Studio

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

16. Commitments and Contingencies

Operating Lease Obligations

The Group leases certain office and warehouse premises under operating leases. The term of each lease agreement varies and may contain renewal options. Rental payments under operating leases are charged to operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the years ended March 31, 2017, 2018 and 2019 were RMB7,722,836, RMB12,475,887 and RMB19,957,192, respectively.

Future lease payments under operating leases as of March 31, 2019 were as follows:

Year ended March 31,
RMB
2020	14,214,976
2021	9,581,261
2022	4,318,342
2023	3,309,725
2024 and after	531,128
Total	31,955,432

Capital commitment

As of March 31, 2019, the Group has several contracts with third party suppliers for the decoration of buildings newly acquired from Hangzhou Ruhnn during this fiscal year. The related capital commitments as of March 31, 2019 amounted to RMB 11,799,794, which is expected to be disbursed during the next twelve months.

Contingencies

The Group is subject to periodic legal and administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is party that will have a material effect on its business or financial condition.

Ruhnn Holding Limited

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017, 2018 and 2019

17. Segment Information

The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by its nature as a whole.

The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

Product sales relate to sales of apparel, cosmetics and other products.

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Apparel	466,425,014	727,053,130	779,641,383
Cosmetics	53,307,542	111,814,250	99,375,020
Other product sales	52,712,692	73,644,957	63,764,762
Total product sales	572,445,248	912,512,337	942,781,165
Service revenue	5,457,556	35,068,094	150,656,685
Total net revenues	577,902,804	947,580,431	1,093,437,850

The Group mainly operates in the PRC and most of the Group’s long-lived assets are located in the PRC. Most of the Group’s revenues are derived from the PRC.

18. Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB23,271,111, RMB41,436,994 and RMB58,917,761 for the years ended March 31, 2017, 2018 and 2019, respectively.

19. Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and additional paid-in capital of the Company’s PRC subsidiaries, affiliates and VIEs. As of March 31, 2019, the total of restricted net assets were RMB22,436,442.

20. Subsequent Events

On June 26, 2019, the Group acquired an aggregate of 8% equity interest of a PRC-based entity that focused on online marketing services for an aggregate purchase price of approximately RMB80 million in cash.

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

Ruhnn Holding Limited

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

	As of March 31,
	2018	2019
	RMB	RMB	US$
			(Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	—	914	136
Advances to suppliers	—	553,469	82,470
Total current assets	—	554,383	82,606
Amounts due from related parties	—	1,716,667	255,791
Intangible assets, net	—	101,283,333	15,091,687
TOTAL ASSETS	—	103,554,383	15,430,084
LIABILITIES AND SHAREHOLERS’ DEFICIT
Current liabilities :
Amounts due to related parties	—	9,143,102	1,362,365
Total current liabilities	—	9,143,102	1,362,365
Deficits of investments in subsidiaries and consolidated VIEs	152,502,193	185,001,285	27,566,051
Total liabilities	152,502,193	194,144,387	28,928,416
Shareholders’ deficit:
Ordinary shares (US$0.000000001 par value; nil and 1,000,000,000 shares authorized, nil and 363,572,659 shares issued and outstanding as of March 31, 2018 and 2019)	—	6	1
Additional paid in capital	6,886,900	701,040,669	104,458,319
Subscription receivable	—	(558,995,348)	(83,292,906)
Accumulated deficit	(159,389,093)	(232,635,331)	(34,663,746)
Total shareholders’ deficit	(152,502,193)	(90,590,004)	(13,498,332)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	—	103,554,383	15,430,084

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

Ruhnn Holding Limited

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(f))
Operating expenses:
General and administrative	—	—	(98,241)	(14,639)
Loss from operations			(98,241)	(14,639)
Foreign exchange gain (loss)	—	—	82	12
Equity in losses of subsidiaries and consolidated VIEs	(55,383,671)	(104,005,422)	(73,148,079)	(10,899,403)
Net loss	(55,383,671)	(104,005,422)	(73,246,238)	(10,914,030)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—
Comprehensive loss	(55,383,671)	(104,005,422)	(73,246,238)	(10,914,030)

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

Ruhnn Holding Limited

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(f))
Net cash provided by operating activities	—	—	908	135
Net cash provided by financing activities	—	—	6	1
Net increase in cash and cash equivalents	—	—	914	136
Cash and cash equivalents at beginning of year	—	—	—	—
Cash and cash equivalents at end of year	—	—	914	136

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

Ruhnn Holding Limited

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1.              Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04-(c) of Regulation S-X, which require condensed financial information as to the financial position, change in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.              The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for the parent’s investments in its subsidiaries. Such investments in subsidiaries are presented on the condensed balance sheets as Deficits of investments in subsidiaries and consolidated VIEs and the losses of the subsidiaries is presented as Equity in losses of subsidiaries and VIEs on the condensed statements of comprehensive loss. For the purpose of Schedule 1, the parent company has continued to reflect its share, based on its proportionate interest, the losses of subsidiaries and consolidated VIEs regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3.              Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the parent company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4.              For the years ended March 31, 2018 and 2019, there are no material contingencies, mandatory dividend, significant provisions for long-term obligations or guarantees of the parent company, except for those which have separately disclosed in the consolidated financial statements.

5.              Translations of balances in the additional financial information of the financial statements schedule I from RMB into US$ as of and for the year ended March 29, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.7112, as set forth H.10 statistical release of the Board of Governors of the Federal Reserve System. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on March 29, 2019, or at any other rate.

6.              The restrictions of net assets in the Group’s consolidated subsidiaries only apply after the incorporation of Ruhnn Holding Limited which was on May 11, 2018. The prior periods were presented in accordance with Note 2 for comparative purposes. See Note 1 of the Group’s audited combined and consolidated financial statements for the history of the Group and the equity restructuring transactions that formed Ruhnn Holding Limited.