Form 20-F
period 2020-03-31
Ruhnn Holding Ltd
filed 2020-08-14
CIK 1753268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from                       to

Commission file number 001-38852

RUHNN HOLDING LIMITED
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
11F, Building 2, Lvgu Chuangzhi Development Center 788 Hong Pu Road Jianggan District, Hangzhou 310016 People’s Republic of China
(Address of principal executive offices)
Jacky Jinbo Wang, Chief Financial Officer Telephone: +86-571-2888-9393 Email: jacky@ruhnn.com At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing five Class A ordinary shares	RUHN	The Nasdaq Stock Market LLC
Class A ordinary shares, par value US$0.000000001 per share*	N/A	The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the listing on The Nasdaq Stock Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

246,122,394 Class A ordinary shares were outstanding as of March 31, 2020 174,834,250 Class B ordinary shares were outstanding as of March 31, 2020

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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
•

“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region or Hong Kong, and the Macao Special Administrative Region;

•	“AI Data” are to an AI solution developed by one of our investee companies that improves fashion design process;
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
•

“GMV” is to gross merchandize value, which represents the aggregate value of merchandize ordered in our online stores and third-party online stores to which we provide KOL sales services (but not including online stores to which we only provide KOL advertising services and other services), regardless of whether the merchandise is actually sold, delivered or returned. Our calculation of GMV includes shipping charges paid by buyers. GMV of third-party online stores to which we provide KOL sales services includes the GMV of all products ordered in such stores because we generally provide KOL sales services for all products sold in such stores; Since January 2019, we have provided KOL sales services for specified products in certain third-party online stores, and in such cases, only the GMV of such products for which we provided KOL sales services are included in our GMV for the relevant period;

•

“Hangzhou Dayi Minority Interest Acquisition” are to the transactions completed in March 2019, whereby we acquired the remaining 49% of equity interests in Hangzhou Dayi from Hangzhou Wunai Yidui Trade Co., Ltd., a company wholly owned by Yi Zhang, and issued 44,165,899 ordinary shares, which have been re-designated as Class A ordinary shares, to China Himalaya Investment Limited, a company wholly owned by Yi Zhang;

•	“Hangzhou Ruhnn” are to Hangzhou Ruhnn Holdings Co., Ltd., a joint stock limited liability company established under the laws of the PRC;
•	“KOLs” are to key opinion leaders, also known as influencers;
•

“number of our KOLs’ fans” are to the simple sum of fans of all of our KOLs on all major social media platforms and e-commerce platforms, and as a result, if an individual is a fan of more than one KOL or is a fan of a KOL on multiple social media platforms and e-commerce platforms, he or she will be counted multiple times;

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value 0.000000001 per share;
•	“ordinary shares issued and outstanding” are to our ordinary shares issued and outstanding;
•	“our company” are to Ruhnn Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
•	“our KOLs” or “our signed KOLs” are to KOLs who have entered into cooperation agreements with us;
•	“RMB” or “Renminbi” are to the legal currency of China;
•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
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

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0808 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On August 7, 2020, the noon buying rate for Renminbi was RMB6.9670 to US$1.00.

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

PART I.

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected combined and consolidated statements of operations data and selected combined and consolidated statements of cash flows data for fiscal years ended March 31, 2018, 2019 and 2020, and selected combined and consolidated balance sheets data as of March 31, 2019 and 2020 have been derived from our combined and consolidated financial statements included elsewhere in this annual report. The selected combined and consolidated statements of operations data and selected combined and consolidated statements of cash flows data for the year ended December 31, 2017, and the selected combined and consolidated balance sheet data as of March 31, 2017 and 2018 have been derived from our audited combined and consolidated financial statements that are not included in this annual report.

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

Selected Combined and Consolidated Statements of Operations Data

	Year Ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(Amounts in thousands, except share data)
Net revenue:
Product sales	572,445	912,512	942,781	992,603	140,182
Services	5,458	35,068	150,657	303,247	42,827
Total net revenue	577,903	947,580	1,093,438	1,295,850	183,009
Cost of revenue:
Cost of product sales	362,609	625,263	683,057	675,494	95,398
Cost of services	2,619	18,122	68,336	130,647	18,451
Total cost of revenue	365,228	643,385	751,393	806,141	113,849
Gross profit	212,675	304,195	342,045	489,709	69,160
Operating expenses:
Fulfillment	69,412	100,071	126,850	134,852	19,045
Sales and marketing	97,814	146,207	205,660	305,157	43,096
General and administrative	67,106	130,977	92,004	167,786	23,696
Other operating loss (income), net	168	(709)	(927)	(627)	(89)
Total operating expenses	234,500	376,546	423,587	607,168	85,748
Loss from operations	(21,825)	(72,351)	(81,542)	(117,459)	(16,588)
Other income (loss):
Interest income	42	88	595	21,912	3,095
Interest expense	(1,574)	-	(107)	(58)	(8)
Other income, net	-	-	7,600	3,145	444
Foreign exchange gain (loss)	56	(241)	34	3,391	479
Loss before income taxes	(23,301)	(72,504)	(73,420)	(89,069)	(12,578)
Income tax expense	15,243	15,843	10,413	8,724	1,232
Share of loss in equity method investments	(1,593)	(1,607)	(1,090)	-	-
Net loss	(40,137)	(89,954)	(84,923)	(97,793)	(13,810)
Less: Net income (loss) attributable to non-controlling interest	15,246	14,051	(11,677)	(5,302)	(749)
Net loss attributable to ruhnn	(55,383)	(104,005)	(73,246)	(92,491)	(13,061)
Net loss per ADS, basic and diluted (each ADS represents five ordinary shares)	(0.87)	(1.63)	(1.14)	(1.11)	(0.16)
Weighted average shares used in in calculating net loss per ordinary share:
Basic and diluted	319,406,760	319,406,760	321,584,804	415,523,933	415,523,933
Weighted average shares used in in calculating net loss per ADS:
Basic and diluted	63,881,352	63,881,352	64,316,961	83,104,787	83,104,787
Supplemental non-GAAP information:(1)
Adjusted net loss attributable to ruhnn	(55,383)	(104,005)	(73,246)	(13,554)	(1,914)
Adjusted net loss per ADS, basic and diluted	(0.87)	(1.63)	(1.14)	(0.16)	(0.02)

(1)	See “Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

We use non-GAAP measures, such as adjusted net loss attributable to ruhnn and adjusted basic and diluted net loss per ADS, in evaluating our operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial measures help identify underlying trends in our business by excluding the impact of noncash charges of amortization expense of intangible assets in relation to exclusive cooperation rights and share-based compensation expense, and litigation costs incurred in relation to the class action. We believe that the non-GAAP financial measures provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing our performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

A reconciliation of these non-GAAP financial measures in fiscal years 2017, 2018, 2019 and 2020 to the nearest U.S. GAAP performance measures is provided below:

	Year Ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(Amounts in thousands, except share data)
Net loss attributable to ruhnn	(55,383)	(104,005)	(73,246)	(92,491)	(13,061)
Amortization expense of intangible assets in relation to exclusive cooperation rights	-	-	-	20,600	2,909
Share-based compensation expense	-	-	-	55,351	7,817
Litigation costs	-	-	-	2,986	422
Adjusted net loss attributable to ruhnn	(55,383)	(104,005)	(73,246)	(13,554)	(1,913)
Adjusted net loss per ADS (each ADS represents five ordinary shares):
Basic and diluted	(0.87)	(1.63)	(1.14)	(0.16)	(0.02)
Weighted average shares used in calculating adjusted net loss per ordinary share:
Basic and diluted	319,406,760	319,406,760	321,584,804	415,523,933	415,523,933

Selected Combined and Consolidated Balance Sheets Data

	As of March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(Amounts in thousands)
Cash and cash equivalents	21,369	9,713	89,960	718,478	101,468
Restricted cash	-	21,208	13,861	5,673	801
Short-term investments	-	-	-	76,450	10,797
Accounts receivable, net	219	6,240	29,372	60,370	8,526
Inventories	234,579	320,383	220,151	145,553	20,556
Advances to suppliers	40,977	24,695	42,145	32,628	4,608
Total current assets	333,031	412,829	428,458	1,076,464	152,025
Property and equipment, net	5,282	5,145	146,071	183,404	25,902
Intangible assets, net	-	3,740	104,457	82,567	11,661
Total assets	342,292	424,643	689,290	1,434,051	202,528
Accounts payable	68,697	72,890	78,061	104,822	14,804
Amounts due to related parties	285,570	374,558	574,859	18,097	2,556
Total liabilities	385,509	558,668	781,136	256,289	36,195
Total shareholders’ (deficit) equity	(43,217)	(134,025)	(91,846)	1,177,762	166,332

Selected Combined and Consolidated Statements of Cash Flows Data

	Year Ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(Amounts in thousands)
Net cash (used in) provided by operating activities	(240,532)	(27,575)	(9,385)	50,566	7,142
Net cash used in investing activities	(10,133)	(1,949)	(6,702)	(320,249)	(45,228)
Net cash provided by financing activities	272,034	39,076	88,987	885,475	125,052
Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	-	-	4,538	641
Net increase in cash, cash equivalents and restricted cash	21,369	9,552	72,900	620,330	87,607
Cash, cash equivalents and restricted cash at beginning of the year	-	21,369	30,921	103,821	14,662
Cash, cash equivalents and restricted cash at end of the year	21,369	30,921	103,821	724,151	102,269

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenue is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 7, 2020, the noon buying rate for Renminbi was RMB6.9670 to US$1.00.

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

We have a limited operating history. Our founders started to explore the commercialization of KOLs through e-commerce in 2014, and the first company in our current corporate structure commenced operations in 2016. Revenue from our product sales through full-service model increased by 59% from RMB572.4 million for fiscal year 2017 to RMB912.5 million for fiscal year 2018, increased by 3% to RMB942.8 million for fiscal year 2019 and increased by 5% to RMB992.6 million (US$140.2 million) for fiscal year 2020. Revenue from our services through platform model increased by approximately 5.4 times from RMB5.5 million for fiscal year 2017 to RMB35.1 million for fiscal year 2018, increased by approximately 3.3 times to RMB150.7 million for fiscal year 2019 and increased by 101% to RMB303.2 million (US$42.8 million) for fiscal year 2020. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will grow at the same rate as we did in the past or avoid any decline in the future. Our growth may slow down or become negative, and revenue may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, unexpected pandemic, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

A substantial portion of our revenue is generated from online stores opened in the names of a limited number of KOLs under the full-service model. We may experience a decrease in purchases on our online stores.

Product sales revenue through full-service model accounted for 96%, 86% and 77% of total net revenue, while the number of KOLs serving the full-service model through online stores opened in their names was 33, 14 and 3, for fiscal years 2018, 2019 and 2020, respectively, following the transition of certain online stores from full-service model to platform model. Online stores opened in the names of our top-tier KOLs classified based on GMV facilitated accounted for 69%, 68% and 73% of our total net revenue for fiscal years 2018, 2019 and 2020, respectively. In particular, online stores opened in the name of Dayi Zhang, accounted for 52%, 55% and 58% of our total net revenue for fiscal years 2018, 2019 and 2020, respectively. The success of our online stores is largely determined by the popularity of the KOLs in whose names such stores are opened. KOLs with more fans are able to reach a wider audience when they promote our products on their social media pages and to direct more potential customers to our online stores to purchase such products. As of March 31, 2020, our top-tier KOLs classified based on GMV faciliatated had approximately 37.9 million fans and Dayi Zhang had approximately 26.5 million fans on various social media platforms, representing 18% and 13%, respectively, of the total number of fans of our KOLs.

Our concentration on online stores opened in the names of a few KOLs exposes us to the risk of substantial decreases in, or impediments to the growth of, our revenue if the number of fans or the popularity of any of such KOLs is reduced or fails to grow. We anticipate that a limited number of KOLs under the full-service model will continue to contribute to the majority of our total net revenue in the near future, as it will take time for other KOLs to develop their fan bases and thus our customer base. We cannot assure you that our top-tier KOLs will be able to retain their popularity, or our other KOLs will be able to increase their number of fans. See also “- Negative publicity about our KOLs or our products may materially and adversely affect our reputation, our business and the trading price of our ADSs.” Any failure to do so will materially and adversely affect our business, prospects, financial performance and results of operations.

We have incurred net losses in the past, and we may continue to incur losses in the future.

We have incurred net losses in our history. For fiscal years 2018, 2019 and 2020, we incurred net losses of RMB90.0 million, RMB84.9 million and RMB97.8 million (US$13.8 million), respectively. We also had negative cash flows from operations of RMB27.6 million and RMB9.4 million for fiscal years 2018 and 2019, respectively. While we had positive cash flows from operations of RMB50.6 million for fiscal year 2020, we cannot assure you that we will be able to maintain a positive operating cash flow for any future period. We expect our operating expenses to increase in absolute amounts in the future due to (i) the continued expansion of our business, and (ii) the continued identification and cultivation of KOLs, which will affect our ability to achieve profitability.

Our ability to achieve profitability depends on our ability to, among other things, increase the number of fans and consumers, grow and diversify our product and service offerings and optimize our cost structure. However, we may not be able to achieve any of the above. In particular, our sales and marketing expenses increased by 41% to RMB205.7 million for fiscal year 2019, primarily due to the increased expenses of KOL incubation, cultivation and training in order to support increased activities in the Company’s KOL sales and advertising businesses. Our sales and marketing expense further increased by 48% to RMB305.2 million (US$43.1 million) for fiscal year 2020, primarily due to (i) the expansion of our KOL pool, which caused related expenses for KOL incubation, cultivation and personnel of related support teams to increase, and (ii) non-cash amortization expense of intangible assets in relation to exclusive cooperation rights of RMB20.6 million (US$2.9 million) and the noncash amortization of share-based compensation expense of RMB10.2 million (US$1.4 million). If we continue to incur substantial sales and marketing expenses without being able to achieve the anticipated consumer and revenue growth, our operating results may be materially and adversely affected. As a result, we may fail to improve our operating margin and may continue to incur net losses in the future.

The Covid-19 pandemic has adversely affected, and may continue to adversely affect, our results of operations.

The Covid-19 pandemic has adversely impacted our business since the fourth quarter of fiscal year 2020. Among other things, the product manufacturing, logistics and fulfillment of us and certain third-party merchants and brands that cooperated with us were adversely affected due to various travel restrictions and quarantine measures imposed in China. We have implemented preventative measures to protect the health and safety of our employees and made appropriate adjustments to our business operations in response to the pandemic’s impact.

While we have seen gradual recovery of our overall business resulting from improving health statistics in China since March 2020, the pandemic continued to have an adverse effect on our business and results of operations for the past few months and we anticipate the negative impact of the pandemic may continue. As a result, our results of operations for fiscal year 2021 and any period thereof could be worse than our results of operations for fiscal year 2020 and corresponding periods thereof.

The duration and magnitude of the impact from the pandemic on our business will depend on numerous evolving factors that cannot be accurately predicted or assessed, including the duration and scope of the pandemic, the negative impact it has on the Chinese and global economy, its impact on unemployment and consumer confidence, our ability to successfully navigate the impact of the pandemic, as well as actions governments, businesses and individuals take in response to the pandemic.

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

We incurred a significant amount of operating expenses in training and providing professional support to our KOLs for fiscal years 2018, 2019 and 2020. A significant portion of such expenses in respect of each KOL are incurred before the KOL has developed a sufficiently large fan base to generate any revenue for us.

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

Negative publicity about our KOLs or our products may arise and appear on the internet and other media from time to time. There has been negative publicity about our KOLs in the past including recent negative publicity about one of our top KOLs, and negative publicity of a similar or more serious nature may arise in the future. For example, we do not interfere with our KOLs’ personal lives and we respect our KOLs’ privacy and other personal rights. Partly due to the popularity of our KOLs, however, one or more aspects of their personal lives may be exposed to the public and related information and rumors may widely spread on the internet and other media, which may in certain cases signficantly harm our KOLs’ reputation, reduce their fans’ loyalty and adversely affect their ability to advertise, promote and sell products of us and our business partners. Our KOLs may also post unlawful, false, offensive or controversial content on their social media pages, notwithstanding any terms of use of the social media platforms and our guidelines, which may result in negative comments and complaints or even cause their accounts to be closed by social media platforms. In addition, they may also receive negative publicity if they are involved in any illegal activities, scandals or rumors. Such negative publicity may lead to an impairment of the intangible assets on our combined and consolidated balance sheets.

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

We have in the past generated most of our revenue from our full-service model. In the future, revenue from our platform model is expected to grow more rapidly, and under our platform model, we plan to diversify our service offerings to include more KOL services such as additional forms of advertising and casting. Such plans may require us to devote significant financial and managerial resources and may not perform as expected. In addition, we may not be able to successfully anticipate and address customer demands and preferences in connection with new product offerings and our existing network may not be adaptable to the new product offerings.

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

We have adopted consumer-friendly return and exchange policies that make it convenient for consumers to change their minds after completing purchases. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the amended Consumer Protection Law, which became effective in March 2014, consumers are generally entitled to return the products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Tort Liability, Product Quality and Consumer Protection.” These policies subject us to additional costs and expenses, which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers, our costs may increase significantly, and our results of operations may be materially and adversely affected.

Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

We have experienced, and we expect to continue to experience, seasonal fluctuations in our revenue, which have caused, and will continue to cause, fluctuations in our results of operations. We generally experience a lower level of sales in the fourth quarter of each fiscal year due to the Chinese New Year holiday, during which consumers generally spend less time on our KOLs’ social media spaces and on online shopping, while we usually have higher sales in the third quarter of each fiscal year due to sales on Singles Day in November, Double Twelve in December and sales of fall and winter apparel, which typically have a higher average selling price than spring and summer apparel. In addition, our logistics and fulfillment service hours will be impacted by holidays.

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

Our KOLs use social media platforms such as Weibo, Weitao, Douyin, Kuaishou, Bilibili and Xiaohongshu to promote our and third-parties’ products and to drive traffic to online stores on platforms like Alibaba and Kuaishou.

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

As of March 31, 2020, we had over 700 fabric suppliers, wholesale clothing providers and manufacturers on our supplier list who had worked with us and with which we expect to continue our business relationships in the near future. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our suppliers to provide fabrics and sample clothes or to produce apparel for us on favorable pricing terms. We typically enter into framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the relevant contractual terms. We cannot assure you that our current suppliers will continue to sell products or provide services to us on commercially acceptable terms, or at all, after the term of the current agreement expires. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected.

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

In addition, as restricted by Alipay, one corporate entity can only be associated with a maximum of five online store accounts and receive revenue generated from these stores via Alipay. As we can associate our online store accounts to a limited number of our VIE’s subsidiaries, we directly receive payments from a minority of our online store accounts via Alipay, while the majority of our online stores transfer their sale proceeds to us through bank accounts opened in the names of the respective KOLs. We have taken measures to maintain control over such KOLs’ bank accounts and avoid KOLs’ misappropriation or any other misconduct in connection with our revenue generated from online stores. For example, we create and keep the passcodes required to access the online payment system. However, we cannot assure you that these measures will be effective and keep us from being harmed by KOLs’ misappropriation or misconduct. In addition, according to the Administrative Measures for RMB Bank Settlement Account, a corporation is not allowed to misuse personal accounts to receive payments from customers. Therefore, if our control over the KOL bank accounts is deemed as misuse by relevant government authorities, we may be subject to fines.

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

Our future success is significantly dependent upon the continued service of our senior management and other key employees, including Min Feng, Lei Sun, Chao Shen and Jacky Jinbo Wang. If members of our senior management team or other key personnel resign, join a competitor or form a competing company, we may not be able to locate suitable or qualified replacements and may face uncertainty and incur additional expenses as we seek to recruit and train new staff, which could severely disrupt our business and growth.

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

As of March 31, 2020, we leased 9,245 square meters of office space in Hangzhou, Zhejiang Province, and leased an aggregate of over 48,926 square meters of warehouses in Haining and Hangzhou, Zhejiang Province, and we may have to relocate for a number of reasons. For example, we may not be able to successfully renew leases upon expiration of the current term and may decide to move to more premium locations or have to relocate our operations as required by relevant PRC laws and regulations. In particular, our warehouses which are not located at our registered corporate addresses in China have not registered as our branches with the competent government authority and we may be subject to fines of up to RMB100,000 for each of such warehouses or may need to relocate our warehouses. In those cases, we may not be able to locate desirable alternative sites for our offices or warehouses under favorable terms. Nevertheless, we are in the process of establishing an operating entity to modify the registration of our corporate addresses to cover the said warehouses.

In June 2020, we terminated certain warehouse lease contracts covering 32,426 squar meters in Haining as a result of the government expropriation plan. Meanwhile, we entered into new warehouse lease contracts with third-party landlords in Haining and Hangzhou for an aggregate of 35,952 square meters.

We have not been able to receive from our lessors of some of our leased properties copies of title certificates or proof of authorization to lease the properties to us. In addition, we have not registered our lease agreements with relevant government authorities as required by PRC law. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected offices or warehouses and incur additional expenses relating to such relocation. In addition, failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

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

Our business relies on the proper functioning of our information technology systems. We use information technology systems to enable us to conduct our operations, including product design and procurement, inventory control, supplier management, market data analysis, sales, logistics, KOL identification, cultivation and support, customer service, budgeting and financial reporting. Although we did not experience any material failure or breakdown of our information technology systems during fiscal years 2018, 2019 and 2020, we cannot assure you that our information technology systems will always operate without interruptions. Any malfunction of our information technology systems, whether caused by computer viruses, hacking or other security breaches, errors encountered during system upgrades or other issues, that result in the unavailability or slowdown of our information technology systems may, individually or collectively, materially and adversely affect our business, financial condition and results of operations.

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

Our business operations and expansion require a substantial amount of capital. We had negative cash flows from operations of RMB27.6 million and RMB9.4 million for fiscal years 2018 and 2019, respectively. We expect that our business operations will continue to require a substantial amount of working capital. Although we had positive cash flows from operations of RMB50.6 million (US$7.1 million) for fiscal year 2020, we cannot assure you that we will be able to maintain positive cash flows from operations in the near future. To expand our business, we have also incurred, and expect to continue to incur, substantial costs to expand our KOL pool and develop our diversified monetization channels and we may only be able to recover such costs over the long term.

We have historically funded our operations with contributions, advances from our shareholders and IPO proceeds. There can be no assurance that we will be able to generate sufficient cash from our operations to fund our capital requirements or raise additional funds through equity or debt financings on satisfactory terms or at all, in which case we may be required to prioritize projects or curtail capital expenditures, and our results of operations could be adversely affected. On the other hand, if we raise funds through debt financings, we may also become subject to restrictive covenants that could limit our future capital raising activities and other financial and operational matters. If we raise funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company.

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

As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act starting from this annual report. Our management has concluded that, as of March 31, 2020, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to the material weakness described below. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.”

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The two material weakness, which was first identified in the course of preparing our combined and consolidated financial statements for the fiscal year ended March 31, 2018, relates to (i) a lack of formal documentation of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP, and (ii) a lack of formal risk assessment process over financial reporting and internal control framework. To remedy our identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including establishing a group-wide risk assessment process which identifies risks arising from both internal and external events and developing an overall internal control framework and maintain related documents for group level as well as each major business line. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting have not been fully remediated as of March 31, 2020.

Once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting is still not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are unable to implement and maintain proper and effective internal control, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the Nasdaq, SEC or other regulatory authorities.

We may experience a severe or prolonged downturn in the Chinese or global economy.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect advertising customers’ willingness to advertise or consumers’ willingness to spend on entertainment. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the withdrawal of the United Kingdom from the European Union. In addition, there have been concerns over the downturn in economic output caused by the Covid-19 outbreak. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining, and China’s economy contracted in the first quarter of 2020 as a result of the Covid-19 outbreak. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors.

Moreover, there have been concerns about the economic effect of the tensions in the relationship between the United States, China and neighboring Asian countries. In March 2018, U.S. President Donald J. Trump announced the imposition of tariffs on steel and aluminum entering the United States and in June 2018 announced further tariffs targeting goods imported from China. Subsequently both China and the U.S. have each imposed tariffs that have adversely affected trade between the two countries. In October 2019, U.S. President Donald J. Trump announced that China and the United States had reached a tentative agreement for the first phase of a trade deal, under which China has agreed to buy up to US$50.0 billion of American products and services, while the United States has agreed to suspend new tariffs. Such agreement was signed in January 2020. Although we do not currently export any of our products to the United States, we may do so in the near future. It is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in response. In addition, these developments could have a material adverse effect on global economic conditions, the stability of global financial markets and the Chinese economy. Political tensions between the United States and China have escalated since the Covid-19 outbreak and the passage of The Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. It is unclear if this proposed legislation would be enacted.

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

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Covid-19 or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza, SARS, Ebola or Covid-19, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. To comply with such laws and regulations, we provide social security insurance including pension insurance, unemployment insurance, and work-related injury insurance to our employees. Additionally, we provide supplementary medical insurance for all management and research and development personnel. We currently make social insurance and housing fund contributions according to the minimum standards announced by local governments, but we may be deemed as violating relevant PRC laws and regulations that require companies to make social insurance and housing fund contributions based on actual wages. We may be deemed as violating the PRC Social Insurance Law and the Administrative Measures on Housing Fund, and we may be subject to fines and legal sanctions, including a late charge and a fine ranging from one to three times the amount due, and our business, financial condition and results of operations may be adversely affected.

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

To maintain our flexibility to engage in operational e-commerce business in the future and to ensure compliance with PRC laws and regulations, we conduct our businesses in China mainly through our PRC affiliates, Hangzhou Hanyi E-Commerce Co., Ltd., or Hanyi E-Commerce or VIE, and its subsidiaries. Hanyi E-Commerce is 1% owned by Min Feng and 99% owned by Hangzhou Xinghui, which is a company incorporated in the PRC and wholly owned by Min Feng. Min Feng is a PRC citizen. We entered into a series of contractual arrangements with Hanyi E-Commerce, which enable us to:

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

It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what affect they may have on our corporate structure. On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which has become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, contractual arrangements could be deemed as a form of foreign investment under future laws, administrative regulations or provisions of the State Council of the PRC. If the other laws, administrative regulations and provisions of the State Council do not incorporate contractual arrangements as a form of foreign investment, the contractual arrangements as a whole and each of the agreements comprising the contractual arrangements will not be materially affected and will continue to be legal, valid and binding on the parties. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Foreign Investment” and “—We face uncertainties with respect to the implementation of the Foreign Investment Law.” If, as a result of such contractual arrangement, we or Hanyi E-Commerce and its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or we fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which has become effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. There is no guarantee that the contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. In the extreme case scenario, we may be required to unwind the contractual arrangements and/or dispose our VIEs, which could have a material and adverse effect on our business, financial condition and result of operations.

We rely on contractual arrangements with Hanyi E-Commerce and its shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with Hanyi E-Commerce and its shareholders to operate our KOL sales and marketing business. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our VIE and Its Shareholders.” The revenue contribution of Hanyi E-Commerce and its subsidiaries accounted for all of our total revenue for fiscal years 2018, 2019 and 2020. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over Hanyi E-Commerce and its subsidiaries. Any failure by Hanyi E-Commerce and its subsidiaries or the shareholders of Hanyi E-Commerce to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States.

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

The shareholders of Hanyi E-Commerce, namely, Min Feng and Hangzhou Xinghui, which is wholly owned by Min Feng, may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause Hanyi E-Commerce to breach, or refuse to renew, the existing contractual arrangements we have with them and Hanyi E-Commerce, which would have a material and adverse effect on our ability to effectively control and receive economic benefits from Hanyi E-Commerce and its subsidiaries. For example, the shareholders may be able to cause our agreements with Hanyi E-Commerce to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our corporate actions are significantly influenced by our principal shareholders, including our founders, Min Feng, Lei Sun and Chao Shen, who have the ability to exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Each of our Class A ordinary shares is entitled to one vote and each of our Class B ordinary shares is entitled to ten votes at general meetings of our shareholders. As of July 31, 2020, Min Feng, Lei Sun and Chao Shen beneficially owned, in aggregate, 100% of our Class B ordinary shares, representing approximately 87.7% of the aggregate voting power of our issued and outstanding share capital, while Min Feng beneficially owned 58.8% of our Class B ordinary shares, representing approximately 51.5% of the aggregate voting power of our issued and outstanding share capital. This concentration of ownership and the protective provisions in our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

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

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which is treated as a foreign investment enterprise, or FIE, under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or the SAFE, and capital contributions to our PRC subsidiary are subject to the requirement of reporting foreign investment information to the commerce authorites, and registration with the local counterpart of the SAMR in China.

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

Min Feng, Lei Sun, Chao Shen, and Yi Zhang have completed initial SAFE registration in connection with our financings and will update their registration filings with the SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37.

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

The audit report included in this annual report is prepared by auditors who are not fully inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the concerns.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our combined and consolidated financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Furthermore, on May 20, 2020, the U.S. senate passed the Holding Foreign Companies Accountable Act, or the Kennedy Bill, which includes requirements similar to those in the EQUITABLE Act for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities. The Kennedy Bill would also require public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and NASDAQ, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive years after the law becomes effective. In August 2020, the President’s Working Group on Financial Markets, or the PWG, released the Report on Protecting United States Investors from Significant Risks from Chinese Companies. The PWG recommends that the SEC take steps to implement the recommendations outlined in the report. In particular, to address companies from non-cooperating jurisdictions, or NCJs, such as China, that do not provide the PCAOB with sufficient access to fulfill its statutory mandate the PWG recommends enhanced listing standards on U.S. securities exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. To reduce market disruption, the new listing standards could provide for a transition period until January 1, 2022 for currently listed companies. The other recommendations in the report include, among other things, requiring enhanced and prominent issuer disclosures of the risks of investing in certain NCJs such as China. Enactment of any of such legislation or other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. In addition, enactment of these legislations may result in prohibitions on the trading of our ADSs on the Nasdaq Global Select Market, if our auditors fail to meet the PCAOB inspection requirement in time. It is unclear if and when any of the proposed legislation will be enacted.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the Nasdaq Global Select Market on April 3, 2019, the trading prices of our ADSs ranged from US$2.49 to US$9.60 per ADS. The trading price of our ADSs may continue to fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. A number of the PRC companies or companies with operations located mainly in China have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of those companies’ securities after their offerings may affect the attitudes of investors toward companies with operations located mainly in China listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	variations in our revenue, earnings, cash flow and operating data;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new products, services and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	detrimental adverse publicity about us, our services or our industry;
•	additions or departures of key personnel;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. On September 18, 2019, a putative class action was filed in the Supreme Court of the State of New York against us and certain of our officers and directors, among others. The complaint alleges that the registration statement on Form F-1 for our initial public offering contained false and misleading statements or omissions in violation of federal securities laws. We filed a motion to dismiss on November 20, 2019, which the court granted in part and denied in part on April 22, 2020. We have appealed such decision. In the meantime, the case is proceeding into fact discovery. On October 7, 2019 and October 31, 2019, putative class actions making substantially similar allegations were filed in United States District Court Eastern District of New York against us and certain of our officers and directors. Such class actions were later consolidated and a lead plaintiff was appointed on January 1, 2020. We and the lead plaintiff filed a joint motion to stay the federal action pending resolution of the state action, which was granted by the court. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome. We have retained counsel and will vigorously defend against the allegations. These class action suits that we are aware of, as well as any other class action suit we may encounter in the future, could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Sales of our ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of July 31, 2020, we have 420,956,644 ordinary shares outstanding, comprising 250,772,394 Class A ordinary shares and 170,184,250 Class B ordinary shares. All ADSs representing our Class A ordinary shares are expected to be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after our initial public offering are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the market value of our ADSs), we do not believe we were a PFIC for our most recent taxable year. However, because our PFIC status is an annual determination that can be made only after the end of each taxable year, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Furthermore, because we have valued our goodwill based on the market value of our ADSs (which may fluctuate significantly), a decrease in the market value of our ADSs may also result in our becoming a PFIC.

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

Our second memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that entitles each Class B ordinary share to ten votes in respect of all matters subject to a shareholders’ vote. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. If any of such Class B ordinary shares are converted into Class A ordinary shares or cancelled for any reasons, our board of directors will have the authority without further action by our shareholders to issue additional Class B ordinary shares, which will be dilutive to our Class A ordinary shareholders. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. We rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Global Select Market.

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

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We rely on certain corporate governance exemptions as described in Item 16G (Corporate Governance) of this annual report. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Global Select Market.

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

As a holder of our ADSs, you are only able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, (a) if voting is by poll, the depositary will vote the underlying ordinary shares in accordance with these instructions and (b) if voting is by show of hands, the depositary will vote the underlying Class A ordinary shares in accordance with the voting instructions received from a majority of holders of ADSs who provided truly voting instructions. You are not able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our second amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

Item 4. Information on the Company

A. History and Development of the Company

In March 2016, our predecessor, Hanyi E-Commerce, was established in the PRC by Hangzhou Ruhnn Holdings Co., Ltd., or Hangzhou Ruhnn, which was owned by our founders, Min Feng, Lei Sun and Chao Shen and several institutional investors.

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

On October 4, 2018, our company, our founders and the institutional investors of Hangzhou Ruhnn entered into a series of agreements whereby our company issued 319,406,660 ordinary shares to these founders and institutional shareholders at substantially identical ownership percentages as their existing indirect ownership in Hanyi E-Commerce. On the same date, we obtained 100% control over Hanyi E-Commerce through a series of contractual arrangements among the WFOE, Hanyi E-Commerce and its shareholders. These contractual agreements enabled the WFOE to have effective control over and receive the economic benefits of Hanyi E-Commerce. Accordingly, we are considered the primary beneficiary of Hanyi E-Commerce, and are able to consolidate Hanyi E-Commerce and its operating subsidiaries in our financial statements. For more details, please see “—C. Organizational Structure— Contractual Arrangements with Our VIE and Its Shareholders” Under the restructuring agreements, Hangzhou Ruhnn agreed to return to its institutional investors the amounts of their original Renminbi investments in Hangzhou Ruhnn while these investors agreed to pay the U.S. dollar equivalent of such amounts to our company as subscription price for the ordinary shares we issued to them. Hanyi E-Commerce also had amounts due to Hangzhou Ruhnn that were approximately the same as the amounts Hangzhou Ruhnn agreed to return to the investors. In July 2019, Hanyi E-Commerce has fully repaid the amount due to Hangzhou Ruhnn, Hangzhou Ruhnn has returned the original Renminbi investments to its institutional investors, the investors have fully paid the subscription price to our company, and the Equity Restructuring was fully completed.

In March 2019, in order to acquire the remaining ownership of Hangzhou Dayi, and convert it from a 51%-owned subsidiary to a wholly owned subsidiary of Hanyi E-Commerce, we entered into the following agreements with Yi Zhang, one of our top KOLs, and her affiliated entities: (i) an equity interest transfer agreement pursuant to which Hangzhou Wunai Yidui Trade Co., Ltd. agreed to transfer 49% equity interest in Hangzhou Dayi to Hanyi E-Commerce; and (ii) a share purchase agreement pursuant to which we agreed to issue 44,165,899 ordinary shares, which have been re-designated to Class A ordinary shares, to China Himalaya Investment Limited, a company wholly owned by Yi Zhang. These transactions were completed in the same month. In connection with these transactions, Yi Zhang also agreed to continue her exclusive cooperation with us in online sales of women apparel products until the later of five years after the completion of our initial public offering or when her beneficial interests in our company fall below 5%.

On April 3, 2019, we completed our initial public offering of 10.0 million ADS on the Nasdaq Global Select Market, with a price of US$12.5 per ADS and total offering size of US$125.0 million. We received net proceeds of approximately US$116.3 million, after deduction of underwriting discounts and commissions for the initial public offering.

B. Business Overview

Overview

We are a leading internet KOL facilitator in China. We connect influential KOLs who engage and impact their fans on the internet to our vast commercial network to build the brands of fashion products. As of March 31, 2020, we had 168 signed KOLs with an aggregate of 206.3 million fans across major social media platforms in China.

KOLs, also known as influencers, are individuals who have the power to engage and impact people within a specific community or field, such as fashion, culture, entertainment and gaming, and internet KOLs are KOLs who have gained their popularity through the internet. Our founders were among the earliest entrepreneurs in China to identify and capture the commercial opportunities created by the emergence of internet KOLs in China and started to cooperate with KOLs in e-commerce in 2014. We created a KOL ecosystem in China by connecting a large number of KOLs and their fans to create a vast network and connecting this network to a large number of businesses, including brands, online retailers, designers, manufacturers and suppliers, based on existing e-commerce and social media platforms in China, to create value for participants in the ecosystem.

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

We pride ourselves on our ability to identify and cultivate a large number of promising internet KOLs in an efficient and sustainable manner. The flexibility of our business and revenue model also enables us to work with a diversified KOL pool, including KOLs with different fashion styles, personalities and fan bases, and serve the different needs of various types of businesses. The number of our KOLs increased from 83 as of March 31, 2018 to 128 as of March 31, 2019 and further to 168 as of March 31, 2020.

Our KOLs have a large, young, active and loyal fan base. The aggregate number of our KOLs’ fans increased from 103.4 million as of March 31, 2018 to 155.1 million as of March 31, 2019 and further increased to 206.3 million as of March 31, 2020. As of March 31, 2020, more than 75% of our KOLs’ fans were millennials, and more than 76% of them were female, fashion pursuers and frequent online shoppers. The interactions between our KOLs and their fans enable them to learn more about our products, which we believe have significantly increased the likelihood of their fans placing orders with us. We believe our KOLs’ fans are also loyal customers and have strong emotional bonds with our KOL brands. Approximately 38%, 37% and 45% of customers of our online stores made two or more purchases with us in fiscal years 2018, 2019 and 2020, respectively. As we launched our platform model, we believe our KOLs’ fan base also helps brands and third-party online retailers that use our KOL sales and advertising services to more effectively market and sell their products.

We have utilized the latest technology to improve our operations and maintain competitiveness. We rely on data analysis and innovative technology to help our KOLs produce engaging content and more effectively interact with their fans to increase their popularity. We have also invested in companies that develop AI solutions relevant to our business, such as AI Data, and implemented big data analytics to optimize our business and operations.

We have two revenue streams. Revenue from our product sales through full-service model increased 3% from RMB912.5 million for fiscal year 2018 to RMB942.8 million for fiscal year 2019, and increased 5% from RMB942.8 million for fiscal year 2019 to RMB992.6 million (US$140.2 million) for fiscal year 2020. Revenue from our services through platform model increased by approximately 3.3 times from RMB35.1 million for fiscal year 2018 to RMB150.7 million for fiscal year 2019, and increased over 100% from RMB150.7 million for fiscal year 2019 to RMB303.2 million (US$42.8 million) for fiscal year 2020. We continue prioritizing our investment in growth and incurred a net loss of RMB90.0 million for fiscal year 2018, RMB84.9 million for fiscal year 2019 and RMB97.8 million (US$13.8 million) for fiscal year 2020.

Our KOL Ecosystem

With the emergence of KOL economy, a new ecosystem centered around KOLs has formed and changed the manner in which businesses are connected to consumers. It is also transforming the online retail industry in China. As a leading China internet KOL facilitator in e-commerce, we help connect a large number of KOLs and their fans to create a vast network and connect this network to a large number of businesses, including brands, online retailers, designers, manufacturers and suppliers to create value for participants in the ecosystem.

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

The following table sets forth the revenue breakdown by product sales and services for the fiscal years presented:

	Year Ended March 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(Amounts in thousands, except percentages)
Net revenue:
Product sales	912,512	96	942,781	86	992,603	140,182	77
Services	35,068	4	150,657	14	303,247	42,827	23
Total net revenue	947,580	100	1,093,438	100	1,295,850	183,009	100

We are a leading pioneer who capitalized on the commercial value of our KOL ecosystem and started with a full-service model whereby we carry out the entire e-commerce operation and collaborate with top-tier KOLs who have attracted tens of millions of fans. Under the full-service model, we leverage our top-tier KOLs’ popularity to promote and sell products on our online stores. We owned and operated 19 online stores as of March 31, 2020, through which we sell our self-designed products. KOLs post photographs, video clips and microblogs on their social media pages to promote the products sold on our online stores, and include hyperlinks to the online stores to direct and convert social media traffic to online store purchases. Products sold in our online stores mainly include women’s apparel, shoes and handbags, and we expect to expand into additional product categories in the future.

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

Our product sales revenue is generated from sales of various fashion and lifestyle products to consumers mainly through our online stores under the full-service model. Our full-service model contributed the majority of our total net revenue generated from fiscal years 2018, 2019 and 2020, accounting for 96%, 86% and 77% of our total net revenue, respectively. Revenue from our full-service model increased by 3% from RMB912.5 million for fiscal year 2018 to RMB942.8 million for fiscal year 2019, and increased by 5% to RMB992.6 million (US$140.2 million) for fiscal year 2020. Product sales revenue from our full-service model as a percentage of our total net revenue will likely decrease in the future as we strive to achieve dynamic balance between our business models according to industry trends and our working capital levels.

We generally enter into cooperation agreements with our KOLs. Cooperation agreements provide a contractual term, general work description and certain rights and obligations of a KOL. In particular, cooperation agreements render us the exclusive right to operate online stores in the name of KOLs and enable us to use the KOLs’ portrait rights, name rights and other intellectual property rights free of charge. For details, please see “— Our KOLs — Key Information of Our Selected KOLs.” As of March 31, 2020, there were 168 KOLs that entered into cooperation agreements with us. Under the cooperation agreements, KOLs are entitled to KOL service fees. The amount of KOL service fees is determined based on a variety of factors, including sales made in the online store, types of products and services facilitated, popularity of the KOL and other market factors. Our KOLs under full-service model are entitled to different ranges of service fees according to the products they sell and promote. For example, as of March 31, 2020, KOLs on our clothing online stores are typically entitled to approximately 8% of revenue or approximately 15% of operating cash inflows from such online stores.

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

We leverage our platform to provide a variety of services, including KOL sales services and KOL advertising services. For example, with respect to KOL sales services, we cooperate with third-party online retailers to leverage the popularity of our KOLs to promote products and services, in which case we charge online retailers a service fee based on the sales. To further leverage the popularity of our KOLs and explore additional monetization channels, we have been devoted to creating innovative KOL advertising services. Customers of our KOL advertising services primarily include global leading brands and other merchants who use our KOLs to promote their products or services either on their social media spaces or offline. Our KOLs participate in numerous types of advertising campaigns, such as graphic advertisements, short videos and live streaming.

Our KOLs worked with global leading brands. Additionally, our KOLs have worked with a variety of businesses, including travel agencies, app designers and childcare institutions to promote their products and services.

For KOL sales services, we typically enter into cooperation agreements with third-party merchants for specified terms under which our KOLs promote and sell either all or some of the products or services for them in third-party online stores, while they pay us services fees. Third-party online stores are primarily managed in two manners, including joint-stores and sharing stores. For online joint-stores, we partner with third-party merchants who own and manage the joint-stores, where our KOLs are responsible for providing sales services in the joint-stores. For online sharing stores, they are online stores opened in the names of our KOLs but they do not sell any product or service directly. Instead, customers will be directed through hyperlinks from the sharing stores to the third-party online stores that are actually selling these products and services to place their orders. Third-party merchants are responsible for the order fulfillment and after-sale services for their respective products and services sold. Through sharing stores, our KOLs are able to promote products of multiple third-party merchants in one sharing store. We collect our services fee based on a fixed percentage of total sales generated through the online joint-stores and sharing stores. We, in turn, pay our KOLs service fees, which are determined based on a variety of factors, including sales made in third-party online store or of sales of specified products sold in third-party online store, types of products and services facilitated, popularity of the KOL and other market factors. Our KOLs under platform model are typically entitled to 30%-50% of the sales and marketing service revenue we obtain from third-party merchants.

For KOL advertising services, we typically enter into advertising contracts with third-party merchants in one-off nature under which we place advertisements on a number of KOLs’ social media spaces to promote their products, while they pay us a fixed and pre-determined service fee. We, in turn, pay our KOLs a fixed and pre-determined KOL service fee for using their social media spaces.

Platform services revenue increased by approximately 3.3 times from RMB35.1 million for fiscal year 2018 to RMB150.7 million for fiscal year 2019, and further increased by 101% to RMB303.2 million (US$42.8 million) for fiscal year 2020.

We continue increasing our revenue from our platform model and we also expect the sales volume under our platform model as a percentage of our total sales volume will grow in the near future. Some of our KOLs who sell and promote products designed by us under our full-service model also leverage their influence on social media to sell and promote products designed by third-party merchants under our platform model. In order to avoid compromising our KOLs’ sales efforts between two models, we set annual product release plans for our new product launches, so our KOLs can arrange their work schedules to accommodate both work streams in advance. In addition, products designed by us and sold in our online stores under our full-service model are mainly women’s apparel while products designed by third-party merchants and sold in their online stores under our platform model are primarily cosmetics and daily necessities such as laundry detergent. Products designed by us and sold in our online stores under our full-service model generally do not compete with products designed by third-party merchants and sold in their online stores under our platform model. Moreover, KOLs’ cooperation with third-party brands also helps increase KOLs’ exposure to the public and attract more fans and potential buyers of products designed by us. For example, KOLs who work with third-party major brands and design collaborated products are able to grow their fan bases leveraging the popularity of major brands and in turn, promote our products to new fans, thus forming a virtuous circle. As such, we believe KOLs serving under our platform model are also able to efficiently sell and promote products designed by us. We expect to continue exploring new monetization opportunities and further expand our revenue sources. We expect to dynamically adjust the proportion of our revenue from different revenue sources in response to changes in industry trends and our financial condition.

Our KOLs

KOLs are individuals who have established credibility and authority in a particular field through public exposure and social interaction and therefore have substantial influence over their peers and fans. In the digital social media era, most KOLs built up their popularity through posting content and interacting with their fans on social media platforms, such as Weibo, Douyin, Kuaishou and Bilibili. Our KOLs function as lifestyle gurus who present a particular lifestyle or attitude to their fans and, in such role, they become crucial influencers to their fans in fashion and lifestyle-related purchase decisions.

The following table presents our classification of KOLs purely based on GMV facilitated under both the full-service model and platform model, as of the dates and for the fiscal years indicated:

	As of and for the fiscal year ended March 31,
	2018		2019		2020
	Number of KOLs	Number of Fans(1) (In millions)	Number of KOLs	Number of Fans(1) (In millions)	Number of KOLs	Number of Fans(1) (In millions)
Top-tier KOLs(2)	3	21.0	3	34.6	3	37.9
Established KOLs(3)	7	17.5	8	31.4	11	38.9
Emerging KOLs(4)	73	64.9	117	89.1	154	129.5
Total	83	103.4	128	155.1	168	206.3
(1)	The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.
(2)	Top-tier KOLs facilitated GMV of above RMB100.0 million in the past twelve months.
(3)	Established KOLs facilitated GMV of RMB30.0 million to RMB100.0 million in the past twelve months.

(4)	Emerging KOLs facilitated GMV of less than RMB30.0 million in the past twelve months.

The following table presents key operation data by full-service model and platform model:

	As of and for the fiscal year ended March 31
	2018	2019	2020
Full-Service Model(1)
Number of the Company’s KOLs serving such business model(2)	33	14	3
Number of the Company’s online stores	86	56	19
Number of orders placed through the Company’s online stores (in million)	7.5	7.0	7.5
Product sales revenue under the full-service model (RMB in million)	912.5	942.8	992.6
Platform Model(3)
Number of the Company’s KOLs serving such business model(2)	57	122	137
Accumulated number of brands the Company cooperated with	166	632	1,035
Number of brands the Company cooperated with during the period	166	507	735
Services revenue under the platform model (RMB in million)	35.1	150.7	303.2

(1)

Under the full-service model, we own and operates online stores on third-party e-commerce platforms, a majority of which are opened in the name of our KOLs, and generate revenue through online sales of our self-designed products to consumers, especially the fans of our KOLs’ social media accounts that we manage.

(2)

Certain KOLs under our full-service model overlap with those under the platform model. On the other hand, our KOLs that were undergoing training and had not started generating revenue under either of the business models as of the relevant date, were not included in these numbers.

(3)

Under the platform model, our connects KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provides advertising services on KOLs’ social media spaces to third-party merchants.

As a result of the significant expansion of our business under the platform model, we generated an increasing amount of services revenue from advertising services provided through our KOLs that does not have associated GMV. As an additional measure to assess our KOLs’ performance, we adopted a new classification structure for our KOLs based on the total services revenue generated by the KOLs under the platform model during the previous twelve months. The following table presents our classification of KOLs who generated services revenue of RMB1.2 million or more in the past twelve months under the platform model:

	As of and for the fiscal year ended March 31,
	2018		2019		2020
	Number of KOLs	Service Revenue (RMB in millions)	Number of KOLs	Service Revenue (RMB in millions)	Number of KOLs	Service Revenue (RMB in millions)
Platform Top-tier KOLs(1)	-	-	1	12.9	8	133.8
Platform Established KOLs(2)	1	9.3	12	58.4	14	77.2
Platform Emerging KOLs(3)	2	2.8	9	17.3	15	32.5

(1)	Platform top-tier KOLs generated services revenue of RMB10.0 million or more in the past twelve months under the platform model.
(2)	Platform established KOLs generated services revenue of RMB3.0 million to RMB10.0 million in the past twelve months under the platform model.
(3)

Platform emerging KOLs generated services revenue of RMB1.2 million to RMB3.0 million in the past twelve months under the plat-form model. KOLs that generated services revenue of less than RMB1.2 million in the past twelve months were not included in this table.

Key Information of Our Selected KOLs

We enter into cooperation agreements with our KOLs, under which we have the exclusive right to provide monetization channels for our KOLs, including operating online stores, joint-stores or online sharing stores in the name of our KOLs, or providing other sales and advertising services. We are entitled to use KOLs’ portrait rights, name rights and other intellectual property rights free of charge.

Below is a summary of key information of selected top-tier KOLs, including platform top-tier KOLs, as of March 31, 2020:

Name	Major online stores(1)	Major social media accounts(2)	Term(3)	Exclusivity
Yi Zhang, a.k.a. Dayi Zhang (张大奕)	My Favorite Wardrobe (吾欢喜的衣橱); Milk Scent/Fragrance Best Lingerie (奶香的奶罩); Sold-out Dresses Outlet (裙子卖掉了Outlets); Sold-out Candles (蜡烛卖掉了); Big Eve Flagship Store.	Weibo name: Zhang Dayi eve (张大奕eve)(4); Weitao name: My Favorite Wardrobe (吾欢喜的衣橱)(4). Over 26 million fans in total.	The later of (i) April 3, 2024, or (ii) when the beneficial ownership of Yi Zhang in ruhnn falls below 5%.	We are Ms. Zhang’s exclusive partner for her e-commerce business.
Sijia Chen, a.k.a. Libeilin (莉贝林)(5)	Libeilin sisy (莉贝林sisy).	Weibo name: Libeilin (莉贝林); Weitao name: Libeilin sisy (莉贝林sisy). Over 3 million fans in total.	Effective from April 1, 2016 to March 31, 2021.	We are Ms. Chen’s exclusive partner for her e-commerce business.
Yiman Chen, a.k.a Man Man (满满)	Man Man's sharing store (满满的分享店).	Weibo/Bilibili name: Man Man Cyim (满满Cyim) Over 4 million fans in total.	Effective from May 12, 2017 to May 11, 2022.	We are Ms. Chen’s exclusive agent for commercial activities.
Yang Chen, a.k.a Baojian Sao (宝剑嫂)	N/A	Bilibili/Weibo name: Baojian Sao (宝剑嫂). Over 5 million fans in total.	Effective from April 28, 2018 to April 27, 2023.	We are Ms. Chen’s exclusive agent for commercial activities.
Jingwan Xu, a.k.a Wen Wan(温婉)	Wen Wan's sharing store (温婉的分享店); Wen Wan's Kuaishou store (温婉的快手小店).	Weibo name: Wenwan (温婉Wenwan_); Kuaishou name: Wenwan (温婉_Wenwan) Over 5 million fans in total.	Effective from June 26, 2018 to June 25, 2023.	We are Ms. Xu’s exclusive agent for commercial activities.
Chong Wang, a.k.a. Chongchong (虫虫)	Chonny Cosmetics (虫虫Chonny美妆店).	Weibo/xiaohongshu name: Chongchong Chonny (虫虫Chonny); Douyin name: Chonny Couple (毛毛虫夫妇). Over 7 million fans in total.	Effective from July 30, 2016 to April 29, 2021.	We are Ms. Wang’s exclusive agent for her e-commerce business and agent for commercial activities.
Xia Yang (杨霞）	N/A	Weibo/Douyin/Xiaohongshu name: Yang Xia-Sunny(杨霞-Sunny). Over 6 million fans in total.	Effective from July 19, 2016 to July 18, 2021.	We are Ms. Yang’s exclusive agent for commercial activities.
Jingwen Peng, a.k.a. Agent Peng (彭特务)	N/A	Weibo name: Agent Peng (彭特务) Over 4 million fans in total	Effective from July 28, 2017 to July 27, 2022.	We are Ms. Peng’s exclusive agent for commercial activities.
Guanghan Wang, a.k.a Hannah (憨娜）	Hannah's sharing store (憨娜的分享店).	Weibo/Douyin/Kuaishou/Bilibili name: Hannah Hannah (憨娜Hannah). Over 2 million fans in total.	Effective from July 31, 2018 to July 30, 2023.	We are Ms. Wang’s exclusive agent for commercial activities.

(1)

Contains different types of major online stores opened in the name of respective KOLs, including online stores under full-service model, online joint-stores and online sharing stores under platform model. Online stores in the name of Yi Zhang and Sijia Chen are self-owned online stores under full-service model, usually opened on the Alibaba platform. The online store in the name of Chong Wang is a joint-store. Online stores in the name of Yiman Chen, Jingwan Xu and Guanghan Wang are online sharing stores.

For online stores under full-service model, we control the whole e-commerce process and we manage the online stores of and provide relevant training and advice to our KOLs. Both online joint-stores and sharing stores are under the platform model. For online joint-stores, we partner with third-party merchants who own and manage the joint-stores, where our KOLs are responsible for providing sales services in the joint-stores. For online sharing stores, they are opened in the names of our KOLs but they do not sell any product or service directly. Instead, customers will be directed through hyperlinks from the sharing stores to the third-party online stores that are actually selling these products and services to place their orders. Third-party merchants are responsible for the order fulfillment and after-sale services for their respective products and services sold. Through sharing stores, our KOLs are able to promote products of multiple third-party merchants in one sharing store. We collect our services fee based on a fixed percentage of  sales generated through the online joint-stores and sharing stores.

(2)

Contains KOLs’ names on their major social media accounts, including Weibo, Weitao, Douyin, Kuaishou, Bilibili, and the total number of their respective fans as of March 31, 2020. We usually have the right to use and manage the KOL’s social media accounts. The KOL authorizes us to use her name, image and articles/photos published on her social media accounts free of charge.

(3)

Starting from 2017, the cooperation agreements we entered into with our KOLs normally provide that the contractual term will automatically renew for a period of two or three years if the KOL’s revenue or number of new fans reaches a certain threshold during the initial contract term. However, KOLs may decline automatic renewal by notice to us prior to the expiration of the initial contract term but cannot terminate the agreement prior to the end of the contractual term.

(4)	Ms. Zhang authorizes us to use their images, names and articles/photos published on their social media accounts free of charge.
(5)

Sijia Chen is the spouse of Min Feng, our founder and chairman. She was previously our design director who had entered into an employment contract with us. She resigned in May 2019 and has since entered into a cooperation agreement with us.

Identification, Cultivation and Management of Our KOLs

We seek to identify talented KOLs to attract more fans and potential customers. To this end, we capitalize on our extensive experience in the industry. Our founders started cooperating with KOLs to sell products on online marketplaces in 2014 and have experienced a rapid growth since then. Our success lies in the ability to identify and bring to our ecosystem talented KOLs that we believe have strong potential. We scout new KOLs via social media, such as Weibo, Douyin, Bilibili, Kuaishou and various other social media platforms. Our selection criteria include a KOL candidate’s number of fans, skills to interact with fans, personal charisma, attitude, market tactics and distinctive character. To test our KOL candidates’ potential, we may also provide certain training, such as styling and use of social media, to the candidates before we enter into agreements with them in order to evaluate their ability to learn and improve in a short period of time.

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

We worked with our investee company to develop a proprietary AI system, AI Data, which assists KOLs with clothing design and selection. In addition, by leveraging AI solution, we help KOLs to produce creative content to be used on their respective social media platforms as well as our online stores. We operate an in-house, professional photography studio in Hangzhou to create digital product images for product features, promotions and advertising campaigns. We also employ a team of copywriters who produce product descriptions and related content, such as consumers’ guides, sizing charts, product tours and comparison shopping tools.

Moreover, we use the data we collect from our database and reporting system to understand customers’ online shopping habits and apply these insights to help KOLs to create impactful marketing campaigns. We believe performance-based marketing is key in boosting visitor traffic on KOLs’ social medial platforms and our online stores and increasing conversion and overall transaction volume.

Our Customers

Consumers

Under the full-service model, our customers are consumers who purchase our products on our online stores. We had a dedicated customer service team of 17 employees and 145 contractors as of March 31, 2020. Our customer service team responds to inquiries made through our online stores and handles customer complaints. We assign one manager to each KOL online store to handle daily operations and customer communication. In particular, pre-sale questions relating to product details comprise most of the questions we receive from customers, and we believe that a great pre-sale customer service experience could encourage customers’ purchases.

We provide our consumers product warranties and return policy. As most of our online stores are opened on Taobao, we typically accept Taobao’s consumer protection agreement, which provides that within 15 days of receipt of product the consumer can return the product and obtain a refund if the product has quality issues or does not match the description. In addition, our online stores typically promise that within seven days of receipt of product the consumer can return the product without specifying reasons. Orders placed by consumers on our online stores may also be cancelled for various other reasons. First, Taobao’s settlement system will cancel the order if the buyer fails to make a payment within one day after placing an order. Second, Taobao’s settlement system will also cancel the order and refund the buyer if (i) the buyer has paid but the seller fails to put the product in transit within 72 hours after the buyer’s payment or a predetermined timeframe, (ii) the buyer did not receive the product and the seller fails to respond to the buyer’s inquiry within five days after receiving such inquiry, or (iii) the buyer has paid but the seller fails to notify Taobao that the product has been delivered within 365 days after the buyer’s payment. The consumer can also cancel the order and receive a refund if he or she did not receive the product on the expected delivery date. We did not experience any material product recall orders, penalties, claims or customer complaints due to product quality issues for fiscal years 2018, 2019 and 2020.

Brands and Online Retailers

Under the platform model, our customers are brands and other online retailers, who use our KOLs to promote and sell their products and services. As of March 31, 2020, we have cooperated with 1,035 brands.

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

Our Suppliers

We outsource the manufacturing process to third-party manufacturers and we manage sales orders and payment collection through our proprietary ERP system, which integrates with our other technology platforms to help ensure smooth online transactions. As such, our suppliers mainly include fabric suppliers, wholesaler clothing providers, manufacturers and logistics service providers. As of March 31, 2020, we had over 700 fabric suppliers, wholesale clothing providers and manufacturers on our supplier list who had worked with us and with which we expect to continue our business relationship in the near future. We carefully evaluate market demands for each product based on KOLs’ interaction with their fans and other marketing intelligence and we take a conservative approach to minimize our inventory risk.

Fabric Suppliers, Wholesale Clothing Providers and Manufacturers

Fabric Suppliers and Wholesale Clothing Providers

Our designers work closely with trendy wholesale clothing providers and fabric suppliers to source sample clothes and fabrics required for mass production. We invite our KOLs to try on these sample clothes, and we make alterations, adjust sizes and patterns, and add decorations and other personal elements on these sample clothes to highlight each KOL’s personal style. In addition, we leverage our AI solution, AI Data, to improve design process by critiquing design choices and providing alternatives after considering design variables. Our KOLs wear these tailor-made sample clothes and post pictures on their social media spaces inviting comments and feedback.

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

We enter into framework agreements with manufacturers which set out key terms, including work allocation, quality and technology standards, packaging, delivery methods, risk allocation, quality control process, payment methods, service period and other standard terms. In addition to framework agreements, we place orders one-off in nature that specify product specification, quantity, price, delivery time and location. We evaluate each manufacturer’s performance after each transaction based on a variety of factors, such as timely delivery of products, costs effectiveness, product quality, sufficiency of working capital and satisfactory communication. In addition, we conduct annual review of each of our manufactures to decide if such manufacturer is suitable for future cooperation. For fiscal years 2018, 2019 and 2020, respectively, purchases of goods from our top five suppliers accounted for 21%, 18% and 19% of our total purchase amount.

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

We track and manage logistics on our enterprise resource planning system, or ERP system. It not only ensures smooth logistics but also manages the entire fulfillment process, including procurement, order tracking, production, logistics and payment receipt. For more details, please see “— Technology — Management Systems — ERP System.”

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

Warehouse Management

We operated two warehouses with an aggregate gross floor area of approximately 48,926 sq.m. in Zhejiang province as of March 31, 2020. In June 2020, we terminated certain warehouse lease contracts covering 32,426 squar meters as a result of the government expropriation plan. Meanwhile, we entered into new warehouse lease contracts with third-party landlords in Zhejiang province for an aggregate of 35,952 square meters. Our warehouses cater to different raw materials, product categories and brands. At each warehouse, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our network. We purchased a warehouse management system, or WMS, which is customized to account for variance in arrangements between KOLs and their respective consumers and differences in product specifications, and we are able to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our warehouses, up to when the product is packaged and picked up by a logistics services provider for delivery to a consumer. For more details about our WMS, please see “— Technology — Management Systems — WMS”. In addition, we leased and installed an automated warehouse system in one of our warehouses that features automatic storage and retrieval handling. This system not only improves management efficiency of the warehouse but also increases the capacity of the warehouse by approximately three times. During the week following Singles Day in 2019, our warehouse management system processed over 562,600 orders, showcasing our ability to support an enormous flow of transaction and order traffic.

As of March 31, 2020, we have a dedicated team of 18 employees and 136 contractors responsible for warehouse management and processing. They also closely monitor the speed and service quality of the logistics services providers through consumer surveys and feedbacks from consumers to help ensure their satisfaction.

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

AI Solutions

With access to a massive amount of data that we have accumulated over time, we believe we are in a unique position to develop innovative AI solutions for the benefit of our e-commerce value chain. We have utilized AI Data, an AI solution that we developed with our investee company. AI Data improves the design process by critiquing design choices and providing alternatives after considering key design variables. It establishes personalized databases for KOLs by collecting a massive amount of data daily by tracking fashion posts and images on social media and brands’ official websites, and categorizing them according to different types, styles, fabrics, colors of apparel and different ways to match clothing. AI Data also integrates historical sales records of each category of apparel and clothes on Taobao for KOLs’ and designers’ reference. It not only guides KOLs’ extensive recommendations on their social media platforms, creating fashion trends among fans, but also guides designers to launch new customized products on KOL online stores to fit variable demands of KOLs’ fans.

KOLs and designers can access our AI Data via both mobile application and computer webpage. It provides subscribers advanced functions. For example, subscribers can opt in or opt out of certain categories of apparel or certain online stores where they do or do not want to collect relevant images or historical sales records to create a customized database.

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

In addition, to cope with the increasing demand from our platform model, we started the research and development of our KOL Platform, a proprietary technology platform, which enables brands and merchants to place their orders for KOL sales servies online as well as complete the whole cooperation process online, including submitting product samples and pictures, arranging KOL live streaming schedule, signing cooperation agreements, billing and settlement. The KOL Platform, capitalizing on AI technology, intelligently matches brands and merchants with suitable KOLs in our KOL pool.

Moreover, given that key opinion consumers, also known as KOCs, who test and review products and share their opinions and comments on social media, are playing an increasingly important role in many consumers’ decision-making process, we are also developing KOC Community, a proprietary technology platform, aiming to reach a broad population of KOCs and monetize their content. KOCs will be able to earn credits and awards by sharing content on our KOC Community and we plan to provide KOCs who have greater potential with free trainings and cultivate them to be successful KOLs.

As of March 31, 2020, we had a technology team with more than 40 engineers. Many of our engineers have post-graduate degrees and have prior working experience in leading internet companies in China. For fiscal years 2018, 2019 and 2020, our expenses related to IT department, which undertakes many of our research and development activities, amounted to RMB11.7 million, RMB10.3 million and RMB11.2 million (US$1.6 million), respectively.

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

Intellectual Property and Other Exclusive Rights

We rely on a combination of trademark, fair trade practice, intellectual property laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. As of March 31, 2020, we had over 1,046 trademarks, one patent and 30 domain names in China and overseas. As of the same date, we publicly filed 106 trademark applications in China and overseas.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our employees. We do not maintain other property insurance, business interruption insurance, general third-party liability insurance or key-man insurance. We believe the insurance coverage we maintain is in line with the industry. For risk factors relating to our insurance policies, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We may not have sufficient insurance coverage.”

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

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

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

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which has become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. For the potential impact of the Foreign Investment Law on our Company, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We face uncertainties with respect to the implementation of the Foreign Investment Law.”

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

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

Regulations Relating to Foreign Exchange

Under the PRC Regulations on Foreign Exchange Control, promulgated on January 29, 1996 and last amended on August 1, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi may be converted into other currencies for the purpose of current account items, such as trade related receipts and payments and payment of interests and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investments, requires the prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Subject to the conditions and requirements set by the SAFE, PRC companies may repatriate or deposit overseas the foreign currency payments received abroad. Foreign-invested enterprises may retain foreign exchange proceeds from the current account items in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local office or sell the foreign exchange proceeds to a financial institution engaging in settlement and sale of foreign exchange pursuant to the relevant rules and regulations of the State. For foreign exchange proceeds under the capital accounts approval from the SAFE is required for its retention or sale to a financial institution engaging in settlement and sale of foreign exchange, except otherwise provided under the relevant rules and regulations of the PRC.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Notice No. 59, promulgated by the SAFE on November 19, 2012 and amended on May 4, 2015, October 10, 2018 and December 30, 2019, approval is not required for opening of foreign exchange accounts for direct investment or for conducting domestic transfer of the foreign exchange for direct investment. The SAFE Notice No. 59 also simplified the capital verification and confirmation formalities for FIEs, the foreign capital and foreign exchange registration formalities required for foreign investors to acquire equities of a Chinese company. The SAFE Notice No. 59 further improves the exchange settlement administration of the foreign exchange capital of foreign-invested entities.

The Notice of the SAFE on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Notice No. 19, was promulgated on March 30, 2015 and amended on June 9, 2016 and December 30, 2019. According to the SAFE Notice No. 19, a FIE may, in response to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a FIE shall truthfully use its capital for its own operational purposes and within its scope of business; where an ordinary FIE makes domestic equity investments with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic reinvestment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank).

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

Regulations Relating to Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as amended in 1999, 2004, 2005, 2013 and 2018. Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. Except otherwise provided by the laws regarding foreign investment, a PRC company is required to set aside at least 10% of its after-tax profit as general reserves until the cumulative amount of such reserves reaches 50% of the company’s registered capital. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Regulations Relating to Tax

On March 16, 2007, the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax, which was amended on February 24, 2017 and December 29, 2018, and on December 6, 2007, the State Council of the PRC enacted The Regulations for the Implementation of the Law on Enterprise Income Tax, which was amended on April 23, 2019, or collectively, the EIT Law. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose “de facto management body” is located in the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose de facto management body is located outside the PRC, but have either established institutions or premises in the PRC or have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, enterprises are subject to a uniform corporate income tax rate of 25%. However, if nonresident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

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

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council of the PRC on December 13, 1993 and subsequently amended on November 5, 2008, February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance and the SAT on December 15, 2008 and subsequently amended on October 28, 2011, or collectively, the VAT Law. According to the VAT Law, all enterprises and individuals engaged in the sale of goods, provision of processing, repair and replacement services, and importation of goods within the territory of the PRC must pay value-added tax, or VAT. Other than exports (subject to 0% VAT rate) and certain products listed in the VAT Law (subject to 11% VAT rate), the sale and importation of goods were generally subject to a VAT rate of 17%. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, which became effective on May 1, 2018, the previous applicable VAT rate of 17% and 11% are adjusted to 16% and 10%, respectively.

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

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company issued by the SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent and complete certain other procedures. The domestic qualified agent could be a PRC subsidiary of the overseas listed company. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations as our company has become an overseas-listed company upon the completion of our initial public offering.

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

(1)

On October 4, 2018, as part of the Equity Restructuring, Hangzhou Ruhnn, the former parent of Hanyi E-Commerce transferred 1% equity interest in Hanyi E-Commerce to Min Feng for the purpose of creating a new nominee shareholder to enter into the contractual arrangements.

(2)

Wholly owned by Min Feng. On October 4, 2018, as part of the Equity Restructuring, Hangzhou Ruhnn, the former parent of Hanyi E-Commerce transferred 99% equity interest in Hanyi E-Commerce to this entity for the purpose of creating a new nominee shareholder to enter into the contractual arrangements.

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

As a result of these contractual arrangements, we are the primary beneficiary of our VIE and its subsidiaries and have their financial results in our combined and consolidated financial statements in accordance with U.S. GAAP. However, these contractual arrangements may not be as effective in providing operational control as direct ownership and the use of the contractual arrangements exposes us to certain risks. For example, our VIE or its direct or indirect shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Item 3. Key Information — D. Risk Factors—Risks Relating to Our Corporate Structure.”

If the VIE or its direct or indirect shareholders fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over the VIE and its subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on contractual arrangements with Hanyi E-Commerce and its shareholders for our operations in China, which may not be as effective in providing control as direct ownership.” If we are unable to maintain effective control over our VIE and its subsidiaries, we will not be able to continue consolidating their financial results into our financial results. Our VIE and its subsidiaries contributed substantially all of our total revenue. Further, we rely on dividends and other distributions paid to us by our offshore and PRC subsidiaries, which in turn depends on the service fees paid from our VIE and its subsidiaries. In practice, we evaluate on a case-by-case basis the performance and future plans of our VIE and its subsidiaries before determining the amount of fees we will collect from them. We do not have unfettered access to the revenue from our WFOE, our VIE or its subsidiaries due to the significant legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and restrictions on foreign investment, among others. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on dividends, fees and other distributions paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could hinder our ability to conduct our business.”

The following is a summary of the currently effective contractual arrangements.

Agreements that Provide Us with Effective Control over Our VIE and Its Shareholders

Equity Interest Pledge Agreement. Pursuant to the Equity Interest Pledge Agreement, Hangzhou Xinghui Corporate Management Consulting Co., Ltd., or Hangzhou Xinghui, and Min Feng have pledged all of their equity interest in Hanyi E-Commerce to guarantee the performance of obligations by Hanyi E-Commerce, Hangzhou Xinghui and Min Feng under the relevant contractual arrangements, which include the Power of Attorney Agreement, Exclusive Business Cooperation Agreement and Exclusive Call Option Agreement. If Hangzhou Xinghui, Hanyi E-Commerce and Min Feng breach their contractual obligations under these agreements, our WFOE, as pledgee, will have the right to auction or sell all or part of the pledged equity interests of Hangzhou Xinghui and Min Feng, and receive proceeds from such auction or sale. Hangzhou Xinghui and Min Feng agree, among other things, that, during the term of the Equity Interest Pledge Agreement, Hangzhou Xinghui will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests or any portion thereof, without the prior written consent of our WFOE, except for the performance of the Exclusive Call Option Agreement. The Equity Interest Pledge Agreement will remain effective until the termination of the Exclusive Business Cooperation Agreement and all of the obligations thereunder have been fulfilled.

Power of Attorney Agreement. Pursuant to the Power of Attorney Agreement, Hangzhou Xinghui and Min Feng have irrevocably authorized our WFOE and certain person(s) designated by our WFOE to act on Hangzhou Xinghui and Min Feng’s behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all shareholder rights, including but not limited to the right to call, attend and vote on shareholder’s meetings and serve as directors and executive officers. The Power of Attorney Agreement is irrevocable and continuously effective from the execution date unless our WFOE provides a written termination notice to Hangzhou Xinghui and Min Feng or other conditions of termination under the Power of Attorney Agreement have been met.

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

Agreement that Provides Us with the Option to Purchase the Equity Interest in Our VIE

Exclusive Call Option Agreement. Pursuant to the Exclusive Call Option Agreement, Hangzhou Xinghui and Min Feng have irrevocably granted our WFOE an exclusive option to purchase by itself or by its designate person(s), at our WFOE’s sole discretion at any time, to the extent permitted under PRC law, all or part of Hangzhou Xinhui’s and Min Feng’s equity interests in Hanyi E-Commerce. The purchase price of the equity interests shall be a nominal price, unless otherwise required by the relevant government authority or PRC law, in which case, the price shall be the minimum price permitted by the government authority or PRC law. Hangzhou Xinghui, Min Feng and Hanyi E-Commerce have agreed that, without our WFOE’s prior written consent, they will not, among other things, amend Hanyi E-Commerce’s articles of association, change Hanyi E-Commerce’s registered capital or scope of business, allow Hanyi E-Commerce to be separated or dissolved, sell or otherwise dispose of Hanyi E-Commerce’s assets and beneficial interest that is worth RMB1,000,000 or more, or provide any loans or guarantees. In addition, Hangzhou Xinghui and Min Feng undertake, among other things, that it will not sell or otherwise dispose of its equity interests in Hanyi E-Commerce or create any pledge or encumbrance on their equity interests in Hanyi E-Commerce without our WFOE’s prior written consent. The Exclusive Call Option Agreement will remain effective until all equity interests in and all assets of Hanyi E-Commerce have been transferred or assigned to our WFOE or its designated person(s).

Spousal Consent Letter. Pursuant to the Spousal Consent Letter executed by the spouse of Min Feng , our chairman of board of directors, the signing spouse confirmed and agreed that Mr. Feng’s direct or indirect equity interests in Hanyi E-Commerce are his own property and that the spouse does not enjoy and right or interest in connection with such equity interests of Hanyi E-Commerce held by Mr. Feng’s. The spouse also irrevocably agreed that she would not claim in the future any right or interest in connection with such equity interests in Hanyi E-Commerce held directly or indirectly by Mr. Feng’s.

D. Property, Plants and Equipment

Our headquarters are located in Hangzhou, Zhejiang Province, and our principal warehouses are located in Haining and Hangzhou, Zhejiang Province. As of March 31, 2020, we leased 9,245 square meters of office space in Hangzhou and leased an aggregate of 48,926 square meters of warehouses in Haining and Hangzhou, Zhejiang Province.

In connection with the Equity Restructuring, Hangzhou Ruhnn Holdings Co., Ltd., or Hangzhou Ruhnn, sold us office spaces with an aggregate gross floor area of 8,158 square meters which Hangzhou Ruhnn purchased from a third-party seller in 2017 for a total purchase price of approximately RMB125.4 million. Hangzhou Ruhnn paid the full purchase price to the third-party seller and we have subsequently paid the same price to Hangzhou Ruhnn as part of our Equity Restructuring. We have taken possession of these office spaces and currently use them as offices. We have obtained the building ownership certificates for these office spaces.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined and consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.

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

Moreover, the success of our business depends on our ability to maintain our market position as a leading internet KOL facilitator in China. Our leading market position and first-mover advantage has enabled us to establish strong brand recognition among KOLs in China and various players in the new retail industry. We believe our brand “ruhnn” will continue to attract more KOLs and businesses to join our ecosystem in an efficient and sustainable manner. Our ability to maintain a market leading position and increase the reputation and attractiveness of our brand to KOLs, brands and other merchants will continue to be critical to our future business and financial performance.

Our ability to attract and retain popular KOLs, maintain their popularity and grow fan and customer base

We rely on KOLs to sell and promote products and services on our KOL sales and marketing platform. As such, our revenue and results of operations are directly affected by our ability to attract, and retain talents and grow a popular and diversified KOL pool. We aim to develop a balanced KOL talent pool to accommodate various fashion styles, personalities and fan bases, and cater to changing consumer demands. As we mainly sell and promote products and services to our KOLs’ fans, our business and financial performance are affected by our ability to help our KOLs grow their fan base, maintain their popularity, improve their fans’ engagement and convert more fans into paying customers and repeated buyers so that we can sell, or promote on behalf of brands and other merchants, more products and services to our KOLs’ fans. As such, various factors that may affect our KOLs’ popularity, such as changes in their styles and public images and various professional and personal choices they make, may also affect our business and results of operations.

Our ability to effectively monetize the KOL ecosystem through different business models

We monetize the KOL ecosystem through our full-service model and platform model, by selling products to fans and providing KOL sales and advertising services to brands, online retailers and other merchants. Our financial performance, results of operations and financial condition are affected by the contributions of our different business models and monetization channels to our overall business. Our full-service model captures the value of the entire value chain, while our platform model is asset-light and flexible. Revenue from our product sales under our full-service model accounted for 96%, 86% and 77% of our total net revenue for fiscal years 2018, 2019 and 2020, respectively, while our service revenue under the platform model accounted for 4%, 14% and 23% of our total net revenue for fiscal years 2018, 2019 and 2020, respectively. Gross margin of our full-service model was 31%, 28% and 32% for fiscal years 2018, 2019 and 2020, respectively, while gross margin of our platform model reached 48%, 55% and 57% for the same periods. As we continue to strengthen our business relationships with brands, online retailers and other merchants as well as explore additional monetization opportunities by leveraging our established “ruhnn” brand, and as we transformed some of our businesses under the full-service model into the platform model, we expect our service revenue under our platform model to increase in absolute amount and as a percentage of our total revenue in the near future, and our product sales revenue under the full-service model will decrease as a percentage of our total revenue and may also decrease in absolute amount in future periods. We also expect to continuously adjust our business models and monetization channels to respond to market conditions and expect our financial performance and condition to be affected by such adjustments.

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses while continuing to grow our business. This includes our ability to, among others, (i) leverage our long-term relationships with suppliers as well as the scale of our business to negotiate preferential terms with suppliers and thereby reduce unit production costs, (ii) continually optimize economic arrangements with our KOLs to provide both strong incentives to our KOLs on one hand, and grow our revenue faster than the increase in fees payable to our KOLs on the other, (iii) improve our supply chain management capabilities, more accurately predict market trends and demand, and accelerate our inventory turnover, (iv) increase the scale of our business to achieve economies of scale, and (v) diversify our business models and monetization channels to realize potential synergies. We expect the changing revenue contributions of our different businesses will also affect our overall cost structure. For example, as we continue to expand our business under our platform model, we expect our cost of revenue as a percentage of our total revenue may decrease in the future.

Investments in data-driven technology and AI solutions

Our results of operations are affected by our investments in data-driven technology and AI solutions. We have utilized the latest technology to improve our business and maintain competitiveness and made significant investments in data-driven technology and AI solutions. As we operate a unique full-service model and provide end-to-end solutions, we have access to various kinds of data throughout the entire value chain in the KOL ecosystem. We collect and analyze a significant amount of data daily, which enable us to provide better products and services to our fans, consumers, brands and other merchants, and to understand and meet their changing needs. In addition to our own efforts, we have invested in companies that develop AI solutions relevant to our business and operations, such as AI Data. Our investments in technology have increased, and are expected to continue to increase, which will affect our ability to rapidly grow our business, respond to changing market demands and control our costs and expenses, and in turn will significantly affect our results of operations.

Uncertainty of the Covid-19 pandemic Outbreak

The Covid-19 pandemic has adversely impacted our business since the fourth quarter of fiscal year 2020. Among other things, the product manufacturing, logistics and fulfillment of us and certain third-party merchants and brands that cooperated with us were adversely affected due to various travel restrictions and quarantine measures imposed in China. We have implemented preventative measures to protect the health and safety of our employees and made appropriate adjustments to our business operations in response to the pandemic’s impact. While we have seen gradual recovery of our overall business resulting from improving health statistics in China since March 2020, the pandemic continued to have an adverse effect on our business and results of operations for the past few months and we anticipate the negative impact of the pandemic may continue. As a result, our results of operations for fiscal year 2021 and any period thereof could be worse than our results of operations for fiscal year 2020 and corresponding periods thereof. The duration and magnitude of the impact from the pandemic on our business will depend on numerous evolving factors that cannot be accurately predicted or assessed. For additional details on the impact of the Covid-19 outbreak, see “Item 3. Key Information—D. Risk Factors— The Covid-19 pandemic has adversely affected, and may continue to adversely affect our results of operations.”

Key Components of Results of Operations

Net Revenue

Our net revenue primarily include (i) product sales revenue from sales of various fashion and lifestyle products to consumers through our KOL online stores under our full-service model and (ii) service revenue from provision of various KOL sales and advertising services to third-party merchants under our platform model. The following table sets forth the breakdown of our total net revenue, both in absolute amount and as a percentage of our total net revenue, for the fiscal years presented:

	Year Ended March 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(Amounts in thousands, except percentages)
Net revenue:
Product sales	912,512	96	942,781	86	992,603	140,182	77
Services	35,068	4	150,657	14	303,247	42,827	23
Total net revenue	947,580	100	1,093,438	100	1,295,850	183,009	100

We rely on KOLs to promote and sell products to fans and consumers as well as provide services to third-party merchants on our KOL sales and marketing platform. The following table sets forth our key performance indicators under each business model as of the dates or during the fiscal years indicated:

	As of and for the fiscal year ended March 31
	2018	2019	2020
Full-Service Model(1)
Number of the Company’s KOLs serving such business model(2)	33	14	3
Number of the Company’s online stores	86	56	19
Number of orders placed through the Company’s online stores (in million)	7.5	7.0	7.5
Product sales revenue under the full-service model (RMB in million)	912.5	942.8	992.6
Platform Model(3)
Number of the Company’s KOLs serving such business model(2)	57	122	137
Accumulated number of brands the Company cooperated with	166	632	1,035
Number of brands the Company cooperated with during the period	166	507	735
Services revenue under the platform model (RMB in million)	35.1	150.7	303.2

(1)

Under the full-service model, we own and operates online stores on third-party e-commerce platforms, a majority of which are opened in the name of our KOLs, and generate revenue through online sales of our self-designed products to consumers, especially the fans of our KOLs’ social media accounts that we manage.

(2)

Certain KOLs under our full-service model overlap with those under the platform model. On the other hand, our KOLs that were undergoing training and had not started generating revenue under either of the business models as of the relevant date, were not included in these numbers.

(3)

Under the platform model, our connects KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provides advertising services on KOLs’ social media spaces to third-party merchants.

Cost of Revenue

The table below sets forth a breakdown of our cost of revenue by business model for the periods indicated, both in absolute amount and as a percentage of our total net revenue:

	Year Ended March 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(Amounts in thousands, except percentages)
Cost of revenue
Cost of product sales	625,263	66	683,057	63	675,494	95,398	52
Cost of services	18,122	2	68,336	6	130,647	18,451	10
Total	643,385	68	751,393	69	806,141	113,849	62

Cost of product sales under our full-service model mainly consist of (i) purchase prices of products, including manufacturing fees and purchase price of fabrics and other materials, (ii) KOL service fees, and (iii) inventory write-downs.

Our cost of product sales primarily includes:

•	Purchase prices of products amounted to RMB479.7 million, RMB540.2 million and RMB521.3 million (US$73.6 million) for fiscal years 2018, 2019 and 2020, respectively;
•	Inventory write-downs amounted to RMB42.1 million, RMB40.6 million and RMB66.6 million (US$9.4 million) for fiscal years 2018, 2019 and 2020, respectively; and
•	KOL service fees amounted to RMB103.6 million, RMB96.6 million and RMB81.8 million (US$11.6 million) for fiscal years 2018, 2019 and 2020, respectively.

Cost of revenue under our full-service model does not include other direct costs related to product sales such as shipping costs, payroll and benefits of logistic staff or logistic centers, and rental expenses. Therefore, our cost of revenue may not be comparable to other companies which include such costs and expenses in their cost of revenue.

Cost of services under our platform model mainly consists of KOL service fees for providing sales and advertising services to third-party customers.

Our cost of revenue as a percentage of total net revenue increased from 68% for fiscal year 2018 to 69% for fiscal year 2019. Such increase was primarily due to discounted sales of apparel and cosmetic products of certain brands we ceased in fiscal year 2019, partially offset by the rapid expansion of our business under the platform model which generally requires lower cost of revenue as compared to product sales under the full-service model. We ceased sales of certain brands of apparel and cosmetic products in the full-service model in fiscal year 2019 and transformed such business into the platform model. In connection with such transition, we engaged in more discounted sales in order to dispose of our inventory, especially for discontinued products, in fiscal year 2019. Our cost of revenue as a percentage of total net revenue decreased from 69% for fiscal year 2019 to 62% for fiscal year 2020, primarily due to the increase in the percentage of services revenue, with higher gross margin, as compared to the total net revenue. We expect that our cost of revenue will increase in absolute amount as we continue to expand our overall operations. Our cost of revenue as a percentage of total net revenue may or may not decrease in future periods depending on various factors such as the relative revenue contributions from our full-service model and platform model, our pricing strategies, and changing market conditions.

Operating Expenses

Our operating expenses consist of fulfillment expenses, sales and marketing expenses, general and administrative expenses and other operating income/loss. The following table sets forth a breakdown of our operating expenses, both in absolute amount and as a percentage of our total net revenue, for the periods indicated:

	Year Ended March 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(Amounts in thousands, except percentages)
Operating expenses:
Fulfillment	100,071	11	126,850	12	134,852	19,045	10
Sales and marketing	146,207	15	205,660	19	305,157	43,096	24
General and administrative	130,977	14	92,004	8	167,786	23,696	13
Other operating income, net	(709)	-	(927)	-	(627)	(89)	-
Total operating expenses	376,546	40	423,587	39	607,168	85,748	47

Fulfillment expenses

Fulfillment expenses consist primarily of (i) warehousing related expenses such as costs attributable to receiving, inspecting and warehousing inventories; and picking, packaging and preparing customer orders for shipment, (ii) shipping costs and (iii) compensation to our operation team in charge of our online stores, all of which relate to our product sales revenue. Our fulfillment expenses as a percentage of total net revenue increased from 11% for fiscal year 2018 to 12% for fiscal year 2019, primarily due to increased customer service costs as we engaged a third-party customer service provider to improve relevant services, our warehouse expansion and software upgrade, and increased international shipping costs as we increased imports of cosmetic products from overseas suppliers. Our fulfillment expenses as a percentage of total net revenue decreased from 12% for fiscal year 2019 to 10% for fiscal year 2020, primarily due to the plan to expand our business under the platform model. Fulfillment expenses accounted for 14% and 13% (or 13% and 13%, exclusive of the aggregate of RMB1.6 million noncash share-based compensation expense in the fiscal year 2020) of product sales revenue during the fiscal years of 2020 and 2019, respectively.

Sales and marketing expenses

Sales and marketing expenses consist primarily of expenses incurred for our advertising, marketing and brand promotion activities on various e-commerce platforms and social media. Our sales and marketing expenses as a percentage of total net revenue increased from 15% for fiscal year 2018 to 19% for fiscal year 2019, primarily because we continued to expand our KOL base and steadily invest in our KOL identification, cultivation and professional support to further grow our KOL sales and advertising business under the platform model. Our sales and marketing expenses as a percentage of total net revenue increased from 19% for fiscal year 2019 to 24% for fiscal year 2020. Following the expansion of KOL pool from 128 signed KOLs as of March 31, 2019 to 168 as of March 31, 2020, related expenses for KOL incubation, cultivation and training in order to support increased activities for the Company’s KOL sales and advertising business increased accordingly. In addition, the year-over-year increase in sales and marketing expenses was also attributable to the noncash amortization expense of intangible assets in relation to exclusive cooperation rights of RMB20.6 million and the noncash amortization of share-based compensation expense of RMB10.2 million. Sales and marketing expenses accounted for 19% and 21%, exclusive of the aggregate of RMB30.8 million noncash amortization expense of intangible assets and share-based compensation expense in the fiscal year 2020, of total net revenue during the fiscal years of 2019 and 2020, respectively.

General and administrative expenses

General and administrative expenses consist primarily of compensation for employee involved in general corporate functions as well as expenses related to our IT department, which undertakes many of our research and development activities. Our general and administrative expenses as a percentage of total net revenue decreased from 14% for fiscal year 2018 to 8% for fiscal year 2019, primarily because we did not make any provision for advance payments to a supplier in fiscal year 2019 as we did in fiscal year 2018. Instead, we were able to recoup a portion of the advances made to this supplier in the amount of RMB3.6 million while the remaining RMB22.7 million that was previously provided was written off for the current period. Our general and administrative expenses as a percentage of total net revenue increased from 8% for fiscal year 2019 to 13% for fiscal year 2020. The increase was primarily driven by the increased share-based compensation expense of RMB43.5 million, professional fees of RMB21.0 million and bad debt provision of RMB5.7 million. General and administrative expenses accounted for 8% and 9%, exclusive of the aggregate of RMB46.5 million share-based compensation expense and litigation costs in the fiscal year 2020, of total net revenue during the fiscal years of 2019 and 2020, respectively.

Our IT department related expenses consist primarily of compensation for employees involved in research and development activities, including data analytics, and warehouse and ERP system development and others. Our IT department related expenses as a percentage of total net revenue remained stable at approximately 1% for fiscal years of 2018, 2019 and 2020.

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

Hong Kong

Our subsidiaries in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For fiscal years 2018, 2019 and 2020, we did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

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

Critical Accounting Policies and Estimates

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

Revenue recognition

On April 1, 2019, we adopted ASC 606, “Revenue from Contracts with Customers (Topic 606),” using the modiﬁed retrospective method applied to all contracts that were not completed contracts at the date of initial application. There was no impact on the opening accumulated deﬁcit as of April 1, 2019 due to the adoption of Topic 606. Revenue is recognized when control of goods or services is transferred to our customers, in an amount that reﬂects the consideration we expect to be entitled to in exchange for those goods or services.

Our revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Product sales under full-service model. We generate product sales revenues primarily through selling products to followers of KOLs under the full-service model. Under this model, we identified one performance obligation which is to sell goods directly to followers of KOLs through online stores. Revenue under the full service model is recognized on a gross basis and presented as product sales on the combined and consolidated statements of operations, because (i) we are primarily responsible for fulfilling the promise to provide the specified good; (ii) we bear the physical and general inventory risk once the products are delivered to our warehouse; (iii) we have discretion in establishing price.

We recognize revenue primarily from online sales of products to followers of KOLs across various e-commerce platforms. A majority of our customers make online payments through third-party payment platforms when they place orders on our online stores. Product sales, net of return allowances, value added tax and related surcharges, are recognized when the funds are released from the third-party payment platforms to us which is the earlier of when (i) customers manually confirm their receipt of the products on the e-commerce platform or (ii) ten days after delivery.

Shipping and handling fees are included in net revenue. We typically do not charge shipping and handling fees for orders exceeding a certain sale amount. Shipping and handling revenue has not been material for the periods presented.

We offer our online customers an unconditional right of return for a period of seven days upon receipt of products. Return allowances, which reduce revenue, are estimated based on historical data and industry practice we have maintained and our analysis of returns by categories of products, and are subject to adjustments to the extent that actual returns differ or are expected to differ.

Services revenue through platform model. We serve as a platform in providing KOLs to brands, online retailers and other merchants for promotion of their products or services either on the KOLs’ social media platforms, other third-party platforms or offline channels. Such services primarily include (1) advertising service through the KOLs’ social media spaces; and (2) sales services provided by KOLs to promote merchants’ products or services through merchants’ various commerce channels across a period of time. Each category of services provided is considered as one performance obligation as they are distinct from each other.

We recognize revenue of KOL advertising service at a point of time when the article, picture, video or others are posted or advertising events completed. As for KOL sales service, we determine that our performance obligation is satisfied over time and concluded to apply the practical expedient to recognize the revenue from KOL sales service in the amount to which we have the right to invoice on a monthly basis with a credit term of one to three months.

Revenue generated from these service arrangements is recognized on a net basis and presented as services revenue on the combined and consolidated statements of operations. All the costs that we incur in the provision of the above services are classified as cost and operating expenses on the combined and consolidated statements of operations.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when we have satisfied our performance obligation and have the unconditional right to payment.

We sometimes receive advance payments from consumers before the service is rendered, which is recorded as deferred revenue included in the accrued expenses and other current liabilities on the combined and consolidated balance sheets.

Practical Expedients and Exemptions

In addition, we elected the practical expedient to not disclose the value of unsatisﬁed performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which it has the right to invoice for services performed.

Allowances for doubtful accounts

We maintain an allowance for doubtful accounts that reflect its best estimate of probable losses inherent in the accounts receivable. We also make specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. In determining collectability of the accounts receivable, we consider many factors, such as: creditworthiness of customers, aging of the receivables, payment history of customers, financial condition of the customers and market trends, and specific facts and circumstances. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

Intangible assets other than goodwill

Our intangible assets are initially recorded at the capitalized actual costs incurred, their acquisition cost, or fair value if acquired as part of a business combination, and amortized on a straight-line basis over their respective estimated useful lives, which are the periods over which the assets are expected to contribute directly or indirectly to our future cash flows. As of March 31, 2019 and 2020, our intangible assets primarily represent exclusive cooperation rights and social media accounts in social media platforms, and amortization is computed over the following estimated economic useful lives:

Exclusive cooperation rights	5 years
Accounts in social media platforms	4 years
Trademarks and software	3-10 years

Impairment of long-lived assets

Finite-lived intangible assets are amortized over their respective useful lives and, along with other long-lived assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with ASC 360-10, “Impairment or Disposal of Long-Lived Assets.” Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in our business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for fiscal years ended March 31, 2018, 2019 and 2020.

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

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2018, 2019 and 2020, we did not have any significant unrecognized uncertain tax positions.

Share-based compensation

In accordance with ASC 718, “Compensation-Stock Compensation,” we determine whether an award granted to our employees should be classified and accounted for as a liability award or equity award. Our share-based compensation to our employees which are classified as equity awards are recognized in the combined and consolidated statements of comprehensive loss based on the grant date fair value. Our share-based compensation to our employees which are classified as liability awards are recognized in the combined and consolidated statements of comprehensive loss based on the fair value at each reporting date until settlement.

In determining the fair value of the share options granted, the closing market price of the underlying shares on the grant date is applied.

Forfeitures are recorded in the current period of the combined and consolidated statements of loss when they actually occur.

For modification of share-based awards, we record the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards with any remaining unrecognized compensation expenses of the original awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

We used the binomial model to estimate the fair value of options granted. The fair value per option is estimated at the date of grant using the following weighted-average assumptions: we estimate the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD and adjusted for country risk premium of PRC at the option valuation date. The expected volatility at the date of grant date and each option valuation date is estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term. We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments in the foreseeable future.

We measure the cost of non-employee services received in exchange for share-based compensation based on the fair value of the equity instruments issued. We measure the fair value of the equity instruments in these transactions using the share price and other measurement assumptions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or the date at which the counterparty's performance is complete. Our share-based compensation to our non-employees are recognized in the combined and consolidated statements of comprehensive loss when our non-employees meet the performance target. The compensation expense is recognized on a straight-line basis over the vesting period.

Recently issued accounting pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of principal accounting policies—(ab) Recently issued accounting pronouncements.”

Non-GAAP Financial Measures

We use non-GAAP measures, such as adjusted net loss attributable to ruhnn and adjusted basic and diluted net loss per ADS, in evaluating our operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial measures help identify underlying trends in our business by excluding the impact of noncash charges of amortization expense of intangible assets in relation to exclusive cooperation rights and share-based compensation expense, and litigation costs incurred in relation to the class action. We believe that the non-GAAP financial measures provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing our performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

A reconciliation of these non-GAAP financial measures in fiscal years ended March 31, 2018, 2019 and 2020 to the nearest U.S. GAAP performance measures is provided below:

	Year Ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(Amounts in thousands, except share data)
Net loss attributable to ruhnn	(104,005)	(73,246)	(92,491)	(13,061)
Amortization expense of intangible assets in relation to exclusive cooperation rights	—	—	20,600	2,909
Share-based compensation expense	—	—	55,351	7,817
Litigation costs	—	—	2,986	422
Adjusted net loss attributable to ruhnn	(104,005)	(73,246)	(13,554)	(1,913)
Adjusted net loss per ADS (each ADS represents five ordinary shares):
Basic and diluted	(1.63)	(1.14)	(0.16)	(0.02)
Weighted average shares used in calculating adjusted net loss per ordinary share:
Basic and diluted	319,406,760	321,584,804	415,523,933	415,523,933

Results of Operations

The following tables set forth a summary of our combined and consolidated results of operations for the periods presented.

	Year Ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(Amounts in thousands, except share data)
Net revenue:
Product sales	912,512	942,781	992,603	140,182
Services	35,068	150,657	303,247	42,827
Total net revenue	947,580	1,093,438	1,295,850	183,009
Cost of revenue:
Cost of product sales	625,263	683,057	675,494	95,398
Cost of services	18,122	68,336	130,647	18,451
Total cost of revenue	643,385	751,393	806,141	113,849
Gross profit	304,195	342,045	489,709	69,160
Operating expenses(1):
Fulfillment	100,071	126,850	134,852	19,045
Sales and marketing	146,207	205,660	305,157	43,096
General and administrative	130,977	92,004	167,786	23,696
Other operating income, net	(709)	(927)	(627)	(89)
Total operating expenses	376,546	423,587	607,168	85,748
Loss from operations	(72,351)	(81,542)	(117,459)	(16,588)
Other income (loss):
Interest income	88	595	21,912	3,095
Interest expense	-	(107)	(58)	(8)
Other income, net	-	7,600	3,145	444
Foreign exchange (loss) gain	(241)	34	3,391	479
Loss before income taxes	(72,504)	(73,420)	(89,069)	(12,578)
Income tax expense	15,843	10,413	8,724	1,232
Share of loss in equity method investments	(1,607)	(1,090)	-	-
Net loss	(89,954)	(84,923)	(97,793)	(13,810)
Less: Net income (loss) attributable to non-controlling interest	14,051	(11,677)	(5,302)	(749)
Net loss attributable to ruhnn	(104,005)	(73,246)	(92,491)	(13,061)
Net loss per ordinary share:
Basic and diluted	(0.33)	(0.23)	(0.22)	(0.03)
Net loss per ADS:
Basic and diluted	(1.63)	(1.14)	(1.11)	(0.16)
Weighted average shares used in in calculating net loss per ordinary share:
Basic and diluted	319,406,760	321,584,804	415,523,933	415,523,933

(1) Share-based compensation expense in each category:
Fulfillment	-	-	1,641	232
Sales and marketing	-	-	10,221	1,443
General and administrative	-	-	43,489	6,142
Total	-	-	55,351	7,817

Fiscal Year 2020 Compared to Fiscal Year 2019

Net revenue. Total net revenue increased 19% from RMB1,093.4 million for fiscal year 2019 to RMB1,295.9 million (US$183.0 million) for fiscal year 2020, despite the impact of the Covid-19 pandemic in China during the fourth quarter of fiscal year 2020. However, we cannot assure you that such increase will continue in fiscal year 2021 due to various reasons. Among others, a top KOL suffered from negative publicity in fiscal year 2021 which adversely affected her ability to advertise, promote and sell our products. We also transformed some of our business under the full-service model into the platform model. As a result, our total net revenue, especially our revenue from product sales throught the full-service model, may decrease in fiscal year 2021.

•

Revenue from product sales through the full-service model. Our product sales through the full-survice model revenue increased 5% from RMB942.8 million for fiscal year 2019 to RMB992.6 million (US$140.2 million) for fiscal year 2020. The increase was primarily attributable to the sales growth of the online stores opened in the name of our top-tier KOLs classified based on GMV facilitated, partially offset by the transition of the business model of some online stores opened in the name of our emerging and established KOLs from the full-service model to the platform model. As a result of this transition, the number of the Company’s online stores decreased to 19 as of March 31, 2020 from 56 as of March 31, 2019, and the number of the Company’s KOLs serving the full-service model decreased to 3 as of March 31, 2020 from 14 as of March 31, 2019. Nevertheless, product sales revenue from our online stores that were opened in the name of our top-tier KOLs and were in operation in both fiscal years increased 40% compared to the last fiscal year.

•

Revenue from services through the platform model. Our services revenue through the platform model increased significantly by 101% from RMB150.7 million for fiscal year 2019 to RMB303.2 million (US$42.8 million) for fiscal year 2020. This increase was mainly attributable to (i) the increase in the number of KOLs serving our platform model, which increased 12% to 137 as of March 31, 2020 from 122 as of March 31, 2019; (ii) the improved performance of such KOLs as evidenced by the increase in the aggregate number of the platform top-tier, established and emerging KOLs to 37 as of March 31, 2020 from 22 as of March 31, 2019; and (iii) an increase in the number of brands, with which we cooperated in our advertising business, to 735 for fiscal year 2020 from 507 for the last fiscal year.

Cost of revenue. Cost of revenue increased 7% from RMB751.4 million for fiscal year 2019 to RMB806.1 million (US$113.8 million) for fiscal year 2020, which was mainly attributable to the increase in total net revenue. Cost of revenue primarily includes product costs, inventory write-downs and KOL service fees.

Gross profit. Gross profit increased 43% from RMB342.0 million for fiscal year 2019 to RMB489.7 million (US$69.2 million) for fiscal year 2020. Gross margin increased from 31% for fiscal year 2019 to 38% for fiscal year 2020, with gross margin of services increasing from 55% for fiscal year 2019 to 57% for fiscal year 2020.

Total operating expenses. Total operating expenses increased 43% from RMB423.6 million for fiscal year 2019 to RMB607.2 million (US$85.7 million) for fiscal year 2020. Included in total operating expenses in fiscal year 2020 was an aggregate of RMB78.9 million of non-cash amortization expense of intangible assets in relation to exclusive cooperation rights, non-cash share-based compensation expense, and litigation costs. As such, total operating expenses accounted for 47% and 39% (or 41% and 39%, exclusive of an aggregate of RMB78.9 million noncash charges and litigation costs for fiscal year 2020 as mentioned above) of total net revenue for fiscal years of 2020 and 2019, respectively.

•

Fulfillment expenses. Fulfillment expenses increased by 6% from RMB126.9 million for fiscal year 2019 to RMB134.9 million (US$19.0 million) for fiscal year 2020, which was in line with the increase of our product sales volume. Fulfillment expenses accounted for 14% and 13% (or 13% and 13%, exclusive of the aggregate of RMB1.6 million noncash share-based compensation expense in the fiscal year 2020) of product sales revenue during the fiscal years of 2020 and 2019, respectively.

•

Sales and marketing expenses. Sales and marketing expenses increased by 48% from RMB205.7 million for fiscal year 2019 to RMB305.2 million (US$43.1 million) fiscal year 2020. Sales and marketing expenses consist primarily of expenses for KOL incubation and cultivationnd training, for our platform KOLs, as well as expenses incurred for our advertising, marketing and brand promotion activities under the full-services model. Following the expansion of KOL pool from 128 signed KOLs as of March 31, 2019 to 168 as of March 31, 2020, related expenses for KOL incubation, cultivation and training in order to support increased activities for our KOL sales and advertising business increased accordingly. In addition, the year-over-year increase in sales and marketing expenses was also attributable to the non-cash amortization expense of intangible assets in relation to exclusive cooperation rights of RMB20.6 million and the noncash amortization of share-based compensation expense of RMB10.2 million. Sales and marketing expenses accounted for 24% and 19% (or 21% and 19%, exclusive of the aggregate of RMB30.8 million noncash amortization expense of intangible assets and share-based compensation expense in the fiscal year 2020) of total net revenue during the fiscal years of 2020 and 2019, respectively.

•

General and administrative expenses. General and administrative expenses increased by 82% from RMB92.0 million for fiscal year 2019 to RMB167.8 million (US$23.7 million) for fiscal year 2020. The increase was primarily driven by the increased share-based compensation expense of RMB43.5 million, professional fees of RMB21.0 million and bad debt provision of RMB5.7 million. General and administrative expenses accounted for 13% and 8% (or 9% and 8%, exclusive of the aggregate of RMB46.5 million share-based compensation expense and litigation costs in the fiscal year 2020) of total net revenue during the fiscal years of 2020 and 2019, respectively.

Interest income. Interest income increased significantly from RMB0.6 million for fiscal year 2019 to RMB21.9 million (US$3.1 million) for fiscal year 2020, primarily due to interest icome earned on our bank deposits in fiscal year 2020.

Other income, net. Other income, net, was RMB7.6 million for fiscal year 2019 compared to RMB3.1 million (US$0.4 million) for fiscal year 2020. In fiscal year 2019, we recorded other income, net of RMB7.6 million as a result of the deemed sale of a portion of our long-term investment. In fiscal year 2020, we recorded other income, net of RMB3.1 million (US$0.4 million), primarily attributable to the amortized income as a result of the upfront reimbursement from our depositary bank.

Foreign exchange gain (loss). The foreign exchange gain of RMB3.4 million (US$0.5 million) for fiscal year 2020 was mainly attributable to the cash balance denominated in US dollars which appreciated against RMB in the fiscal year 2020.

Income tax expense. Income tax expense was RMB10.4 million for fiscal year 2019 compared to RMB8.7 million (US$1.2 million) for fiscal year 2020.

Net loss. As a result of the foregoing, net loss increased by 15% from RMB84.9 million for fiscal year 2019 to RMB97.8 million (US$13.8 million) for fiscal year 2020.

Net loss attributable to ruhnn. Net loss attributable to ruhnn was RMB92.5 million (US$13.1 million, inclusive of an aggregate of RMB78.9 million of noncash amortization expense of intangible assets in relation to exclusive cooperation rights, noncash share-based compensation expense, and litigation costs) compared to RMB73.2 million for the last fiscal year.

Fiscal Year 2019 Compared to Fiscal Year 2018

Net revenue. Total net revenue increased by 15% from RMB947.6 million for fiscal year 2018 to RMB1.1 billion for fiscal year 2019.

•

Revenue from product sales through the full-service model. Our product sales revenue increased by 3% from RMB912.5 million for fiscal year 2018 to RMB942.8 million for fiscal year 2019. While the sales of our self-designed products on our online stores continued to grow as a result of the booming internet KOL e-commerce economy in China, we ceased sales of certain brands of apparel and cosmetic products in the full-service model in fiscal year 2019 and transformed such business into the platform model. In particular, the increase in our product sales revenue was primarily attributable to the sales growth of the stores opened in the name of the our top-tier KOLs classified based on GMV facilitated. The increase was partially offset by the transformation of the business model of some online stores opened in the name of our emerging and established KOLs from the full-service model into platform model. As a result of such transformation, the number of our online stores decreased to 56 as of March 31, 2019 from 86 as of March 31, 2018 and the number of our KOLs serving the full-service model decreased to 14 as of March 31, 2019 from 33 as of March 31, 2018. Nevertheless, product sales revenue from our online stores opened under top-tier KOLs that were in operation in both fiscal years increased 15% compared to the last fiscal year.

•

Revenue from services through the platform model. Our services revenue increased by approximately 3.3 times from RMB35.1 million for fiscal year 2018 to RMB150.7 million for fiscal year 2019, primarily due to an increase in the number of KOLs under our platform model to 122 as of March 31, 2019 from 57 as of March 31, 2018, and an increase in the number of brands we cooperated with in our advertising and marketing business to 632 as of March 31, 2019 from 166 as of March 31, 2018.

Cost of Revenue. Cost of revenue increased by 17% from RMB643.4 million for fiscal year 2018 to RMB751.4 million for fiscal year 2019, which was in line with our business expansion.

Gross Profit. Gross profit increased by 12% from RMB304.2 million for fiscal year 2018 to RMB342.0 million for fiscal year 2019 as we continued to grow our business. Gross margin decreased slightly from 32% for fiscal year 2018 to 31% for fiscal year 2019, primarily due to the decreased gross margin of online product sales as a result of discounted sales of apparel and cosmetic products of certain brands we ceased in fiscal year 2019. The decrease was partially offset by the increased proportion of our net revenue attributable to services under the platform model which had higher gross margins than the full-service model, and an increase in the gross margin of our services under the platform model as service fees as a percentage of our services revenue was lowered. We ceased sales of certain brands of apparel and cosmetic products in the full-service model in fiscal year 2019 and transformed such business into the platform model. In connection with such transition, we engaged in more discounted sales in order to dispose of our inventory, especially for discontinued products, in fiscal year 2019.

Operating expenses. Total operating expenses increased by 12% from RMB376.5 million for fiscal year 2018 to RMB423.6 million for fiscal year 2019, primarily due to the following:

•

Fulfillment expenses. Fulfillment expenses increased by 27% from RMB100.1 million for fiscal year 2018 to RMB126.9 million for fiscal year 2019, which was in line with the expansion of our product sales volume.

•

Sales and marketing expenses. Sales and marketing expenses increased by 41% from RMB146.2 million for fiscal year 2018 to RMB205.7 million for fiscal year 2019, primarily due to the increased expenses of KOL incubation, cultivation and training in order to support increased activities in our KOL sales and advertising businesses.

•

General and administrative expenses. General and administrative expenses decreased by 30% from RMB131.0 million for fiscal year 2018 to RMB92.0 million for fiscal year 2019, primarily because there was a provision made against advances paid to a certain supplier of RMB26.3 million in fiscal year 2018.

Interest income. Interest income increased from RMB0.1 million for fiscal year 2018 to RMB0.6 million for fiscal year 2019, primarily due to interest icome earned on our bank deposits in fiscal year 2019.

Other income, net. In fiscal year 2019, we recorded other income, net of RMB7.6 million as a result of the deemed sale of a portion of our long-term investment.

Income tax expense. Our income tax expense decreased by 34% from RMB15.8 million for fiscal year 2018 to RMB10.4 million for fiscal year 2019 because income tax expenses incurred by some profitable subsidiaries decreased in fiscal year 2019.

Net loss. As a result of the foregoing, our net loss decreased by 6% from RMB90.0 million for fiscal year 2018 to RMB84.9 million for fiscal year 2019.

Net loss attributable to ruhnn. Net loss attributable to ruhnn was RMB104.0 million for fiscal year 2018 compared to RMB73.2 million for fiscal year 2019.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been contributions by our shareholders and IPO proceeds, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of March 31, 2020, we had cash and cash equivalents of RMB718.5 million (US$101.5 million) and restricted cash of RMB5.7 million (US$0.8 million). Our cash and cash equivalents consist of cash on hand and demand deposits and principal-secured floating rate financial instruments which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our restricted cash represents amounts held by banks, which are not available for our general use, as security for bank acceptance bills. Upon the repayment of bank acceptance bills which generally occur within one year, the deposits will be released by the bank and will become available for our general use.

Set forth below are the amounts of cash and cash equivalents and restricted cash disaggregated by currency denomination as of March 31, 2020 in each jurisdiction:

	Currency Denomination
Jurisdiction:	RMB	US$
	(Amounts in thousands)
Cash and cash equivalents:
Mainland China	608,655	15,475
Hong Kong, China	50	22
	608,705	15,497
Restricted cash:
Mainland China	5,673	-
Total cash and cash equivalents and restricted cash	614,378	15,497

For fiscal years 2018, 2019 and 2020, we incurred net losses of RMB90.0 million, RMB84.9 million and RMB97.8 (US$13.8 million), respectively. Net cash used in operating activities was RMB27.6 million and RMB9.4 million in fiscal years 2018 and 2019, respectively. In April 2019, we completed our initial public offering and received proceeds of US$116.3 million. In addition, we had positive cash flows from operations of RMB50.6 million (US$7.1 million) in fiscal year 2020. As such, we believe our cash and cash equivalents and cash generated from our operations will provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending requirements for at least the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(Amounts in thousands)
Net cash (used in) provided by operating activities	(27,575)	(9,385)	50,566	7,142
Net cash used in investing activities	(1,949)	(6,702)	(320,249)	(45,228)
Net cash provided by financing activities	39,076	88,987	885,475	125,052
Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	-	4,538	641
Increase in cash, cash equivalents and restricted cash	9,552	72,900	620,330	87,607
Cash, cash equivalents and restricted cash at beginning of the year	21,369	30,921	103,821	14,662
Cash, cash equivalents and restricted cash at end of the year	30,921	103,821	724,151	102,269

Operating Activities

For fiscal year 2020, net cash provided by operating activities was RMB50.6 million (US$7.1 million), primarily due to net loss of RMB97.8 million (US$13.8 million), adjusted for certain noncash or non-operating items (consisting primarily of depreciation and amortization, share-based compensation, provision for allowance for doubtful accounts and inventory write-downs) of RMB159.0 million (US$22.5 million), and cash used as a result of changes in assets and liabilities of RMB10.6 million (US$1.5 million), primarily including the increase in accounts receivable and the decrease in notes payable, partially offset by the increase in accounts payable, accrued salary and benefit, and deferred revenue.

For fiscal year 2019, net cash used in operating activities was RMB9.4 million, primarily due to net loss of RMB84.9 million, adjusted for certain noncash or non-operating items (consisting primarily of depreciation and amortization, reversal for allowance for doubtful accounts, loss on disposal of property, plant and equipment, share of loss in equity method investment, and gains from deemed sale of equity investment) of RMB37.7 million, and cash provided as a result of changes in assets and liabilities of RMB37.9 million, primarily including the decrease in inventories, and the increase in amount due to related parties, accrued salary and benefits, and accured expenses and other current liabilities, partially offset by the increase in accounts receivable and advances to suppliers, and the decrease in notes payable.

For fiscal year 2018, net cash used in operating activities was RMB27.6 million, primarily due to net loss of RMB90.0 million, adjusted for certain noncash or non-operating items (consisting primarily of depreciation and amortization, provision for allowance for doubtful accounts, inventory write-downs, and share of loss in equity method investment) of RMB72.7 million, and cash used as a result of changes in assets and liabilities of RMB10.4 million, primarily including the increase in accounts receivable, inventories and advances to suppliers, partially offset by the increase in notes payable, amount due to related parties, accrued salary and benefits, accured expenses and other current liabilities, and income tax payables.

Investing Activities

For fiscal year 2020, net cash used in investing activities was RMB320.2 million (US$45.2 million), which was primarily attributable to repayment to Hangzhou Ruhnn for the acquired buildings and related leasehold improvements of RMB125.4 million (US$17.7 million), purchase of long-term investment of RMB80.0 million (US$11.3 million), purchases of property and equipment of RMB39.2 million (US$5.5 million), and the increase in short-term investment, net, of RMB76.5 million (US$10.8 million).

For fiscal year 2019, net cash used in investing activities was RMB6.7 million, which was attributable to renovation of offices of RMB6.8 million.

For fiscal year 2018, net cash used in investing activities was RMB1.9 million, which was mainly attributable to purchase of property and equipment of RMB1.8 million.

Financing Activities

For fiscal year 2020, net cash provided by financing activities was RMB885.5 million (US$125.1 million), which was primarily attributable to proceeds from issuance of ordinary shares upon initial public offering, net of offering costs, of RMB762.0 million (US$107.6 million), and proceeds from shareholder’s payment for ordinary shares of RMB559.0 million (US$78.9 million), partially offset by repayment of loans to Hangzhou Ruhnn of RMB434.5 million (US$61.4 million).

For fiscal year 2019, net cash provided by financing activities was RMB89.0 million, which was primarily attributable to advances from Hangzhou Ruhnn of RMB114.5 million, partially offset by dividend paid to non-controlling interest holders of RMB17.0 million, and transaction cost in relation to capital contribution of RMB8.5 million.

For fiscal year 2018, net cash provided by financing activities was RMB39.1 million, which was primarily attributable to advances from Hangzhou Ruhnn of RMB45.0 million, partially offset by payment of notes payable assumed in the acquisition of Weimai Culture Co., Ltd. of RMB5.1 million.

Capital Expenditures

We made capital expenditures of RMB1.8 million, RMB6.8 million and RMB164.6 million (US$23.3 million) for fiscal years 2018, 2019 and 2020, respectively. As of March 31, 2020, we have several contracts with third-party suppliers for the decoration of our headquarters. The related capital commitments as of March 31, 2020 amounted to RMB7.9 million (US$1.1 million), which is expected to be disbursed during the next 12 months.

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

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

C. Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform. Expenses related to our IT department, which undertakes many of our research and development activities amounted to RMB11.7 million, RMB10.3 million and RMB11.2 million (US$1.6 million) in fiscal years 2018, 2019 and 2020, respectively.

Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in our services.

In accordance with ASC 350-40, “Software — Internal use software,” we capitalize eligible costs, including salaries and staff benefits, share-based compensation expense, travel expenses incurred by relevant employees, and other relevant costs of developing internal-use software that are incurred in the application development stage when developing or obtaining software for internal use. Once the software developed for internal use is ready for its intended use, it is amortized on a straight-line basis over its useful life.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2020 that are reasonably likely to have a material effect on our total net revenue, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2020:

	Payment Due by Fiscal Year Ended March 31,
	2021	2022	2023	2024	2025 and beyond	Total
	(Amounts in thousands of RMB)
Operating lease commitments	14,902	12,204	11,179	8,404	3,755	50,444
Capital commitments	7,870	-	-	-	-	7,870
Total	22,772	12,204	11,179	8,404	3,755	58,314

We lease certain offices and warehouse premises. We incurred rental expenses under operating leases of RMB12.5 million, RMB20.0 million and RMB21.5 million (US$3.0 million) for fiscal years 2018, 2019 and 2020, respectively.

As of March 31, 2020, we have approximately RMB7.9 million capital commitments in relation to our office decoration projects.

G. Safe Harbor

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors, executive officers and senior management as of the date of this annual report.

Name	Age	Position/Title
Min Feng	39	Founder and Chairman
Lei Sun	40	Founder, Director and Chief Executive Officer
Chao Shen	39	Founder and Director
Pen Hung Tung	50	Director
Ke Cheng	38	Director and Chief Operating Officer
Shangzhen Li	40	Director and Vice President
Junhong Qi	43	Independent Director
Cecilia Xiaocao Xu	40	Independent Director
Tina Ying Shi	38	Independent Director
Jacky Jinbo Wang	41	Chief Financial Officer

Min Feng, aged 39, is one of our founders and has served as the chairman of our board since October 2018. He also serves as the chairman of the board of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the chairman of the board of Hangzhou Ruhnn E-Commerce Company Limited, or Ruhnn E-Commerce. From January 2007 to November 2012, he was the general manager at Hangzhou Hedi Xiongjia Technology Company Limited. Prior to that, Mr. Feng worked in the information technology sector. He was the general manager at Nanjing Binhui Information Technology Company Limited from January 2006 to December 2006 and a manager at Zhejiang Zongheng Information Service Company Limited from September 2002 to December 2005. Mr. Feng received his bachelor’s degree in Business Administration from Zhejiang University of Technology in 2002.

Lei Sun, aged 40, is one of our founders and has served as our director and chief executive officer since October 2018. He also serves as a director and chief executive officer of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the general manager at Ruhnn E-Commerce. From January 2007 to November 2012, he was the vice general manager at Hangzhou Hedi Xiongjia Technology Company Limited. From January 2006 to December 2006, he was the vice general manager at Nanjing Binhui Information Technology Company Limited. From September 2003 to December 2005, he was the vice general manager at Hangzhou Zhijiang Network Technology Company Limited. Mr. Sun received his bachelor’s degree in Computer Science from Zhejiang University in 2001, and he received his master’s degree in Computer Science from Zhejiang University in 2006.

Chao Shen, aged 39, is one of our founders and has served as our director since October 2018. He also serves as a director of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the vice general manager at Ruhnn E-Commerce. From June 2011 to November 2012, he was the vice general manager at Hangzhou Lingsu E-Commerce Company Limited. Mr. Shen also has over five years of experience as the investment director. He was the investment director at Shanghai Chengwei Capital Company from September 2009 to May 2011. He was also the investment director at Walden International Investment Company from August 2005 to August 2009. Mr. Shen received his bachelor’s degree in Finance from Tsinghua University in 2003, and he received his master’s degree in Finance from Tsinghua University in 2005.

Pen Hung Tung, aged 50, has served as our director since October 2018. He also has served as a director of Hangzhou Ruhnn since December 2016. In addition, he has been the Chief Marketing Officer at Alibaba Company since January 2016. Previously, he was the Chief Executive Officer at VML China from October 2010 to January 2016. Prior to that, he was the Vice President of Marketing at PepsiCo China from October 2004 to October 2010. From 1995 to 2003, he worked in various companies, including Procter & Gamble, GigaMedia Limited and L’Oreal Paris. Mr. Tung received his bachelor’s degree in Electrical Engineering from National Taiwan University in 1992, and he received his master’s degree in Industrial Engineering from the University of Michigan, Ann Arbor in 1995.

Ke Cheng, aged 38, has served as our director and chief operating officer since October 2018. He also has served as a director and chief operating officer of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the chief operating officer at Ruhnn E-Commerce. Prior to that, he was the manager of the technology department at a number of firms, including Hangzhou Hedi Xiongjia Technology Company Limited from January 2008 to November 2012, Nanjing Binghui Information Technology Company Limited from January 2006 to December 2006, and Hangzhou Zhijiang Network Technology Company Limited from September 2003 to December 2005. Mr. Cheng received his bachelor’s degree in Computer Science from Zhejiang University in 2003.

Shangzhen Li, aged 40, has served as our director and vice president since October 2018. He also has served as a director of Hangzhou Ruhnn since December 2016. Mr. LI has considerable experience in supply chain management and marketing. He has served as the general manager of Hangzhou Ruhnn Supply Chain Management Company Limited since April 2016. He was the director of supply chain at Ruhnn E-Commerce from December 2012 to April 2016. Prior to that, he was the manager of marketing department at Hangzhou Hedi Xiongjia Technology Company Limited from January 2007 to November 2012. He was previously the manager of the marketing center at Nanjing Binghui Information Technology Company Limited from June 2006 to December 2006. In addition, he was the manager of market department at Hangzhou Tongji Technology Application Company Limited from September 2002 to May 2006. Mr. Li received his diploma in Hotel Management from Zhejiang Shuren University in 2002.

Junhong Qi, aged 43, has served as our independent director since April 2019. Previously, Mr. Qi founded Beijing Xiron Books Co., Ltd. in December 2007 and has served as chairman and president of the company since its inception. Prior to that, he served as the general manager of Xiron (Beijing) Culture Development Co., Ltd. from 2004 to 2007. From 2000 to 2002, he served as the vice president of Chinese All Digital Publishing Company Co., Ltd. He also worked in the market division of Huawei Technology Co., Ltd. in 1999. Mr. Qi received his bachelor’s degree in Computer Science and bachelor’s degree in Business Administration from the University of Science and Technology of China in 1999.

Cecilia Xiaocao Xu, aged 40, has served as our independent director since April 2019. Ms. Xu is currently the corporate controller of Ideanomics, Inc. (Nasdaq: IDEX). Prior to that, she was the finance director at Axiom Global Inc from April 2017 to October 2018. She was formerly the SEC reporting manager of the Ubiquiti Networks (Nasdaq: UBNT) from May 2016 to April 2017. Prior to that, she was the global audit manager and corporate accounting manager at the China and U.S. offices of Unisys (NYSE: UIS) from 2007 to 2016. In addition, she worked at PricewaterhouseCoopers from 2001 to 2007 most recently as an audit manager in the Shanghai office. Ms. Xu received her bachelor’s degree in International Finance from Shanghai University of Finance and Economics in July 2001. She is a certified public accountant in the U.S. and China and is also a certified international internal auditor.

Tina Ying Shi, aged 38, has served as our independent director since August 2020. Ms. Shi is currently the associate director of the China Program of the King Center on Global Development at Stanford University. Before going back to serve her alma mater, Ms. Shi spent over seven years from July 2012 to May 2020 with Qunar (Nasdaq: QUNR), a leading online travel company in China, where her most recent role was the Vice President of the Mobile Business Group. Prior to that, Ms. Shi spent six years with GSR Ventures in Silicon Valley and was responsible for deal sourcing and execution focusing on the consumer internet and mobile space in China. Ms. Shi received her master’s degree in Business Administration from the Wharton School of the University of Pennsylvania in 2010, her master’s degree in Communication from Stanford University in 2006, and her bachelor’s degree in English from Fudan University in 2000.

Jacky Jinbo Wang, aged 41, has served as our chief financial officer since November 2019. Before joining us, Mr. Wang served as the chief accounting officer of Red Violet, Inc. (Nasdaq: RDVT), a leading Florida-based analytics and information solutions provider. Red Violet, Inc. is a March 2018 spin off from Fluent, Inc. (Nasdaq: FLNT), a leading New York-based information and performance marketing solutions provider, where Mr. Wang served as its chief financial officer and chief accounting officer since August 2014. Prior to that, Mr. Wang served as the vice president of TouchMedia, an in-taxi touchscreen media provider in China. He also served as finance director of AdChina Ltd., a leading integrated internet advertising platform in China. Mr. Wang began his career at Ernst & Young, where he worked at both Los Angeles and Shanghai offices from September 2001 to February 2010. Mr. Wang is a Certified Public Accountant in California, a member of the Association of Chartered Certified Accountants, and a member of the Chinese Institution of Certified Public Accountants. Mr. Wang received his bachelor’s degree in Business Administration from Shanghai International Studies University.

The business address for all of our directors, executive officers and senior management is Floor 11, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China.

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

For fiscal years 2018, 2019 and 2020, we and our subsidiaries paid aggregate cash compensation and benefits of approximately RMB4.2 million, RMB4.7 million and RMB6.9 million (US$1.0 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers.

In September 2018, one of our founders, Min Feng, settled the Ruhnn Investment Trust for our employee incentive scheme and donated 100% equity in Ruhnn Investment Limited, which holds 6,400,000 of our ordinary shares, to the trust. TMF Trust (HK) Limited serves as the trustee of the trust. The trust has an advisory committee that has committee powers with respect to the management and disposition of the trust assets as well as the power to appoint and remove beneficiaries of the trust. Min Feng serves as the initial member of the advisory committee.

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

The following paragraghs summarize the principal terms of the Plan.

Types of award

The Plan permits the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

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

The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under the Plan:

Name	Ordinary shares underlying outstanding options	Exercise price (US$/ Share)	Date of grant	Date of expired
Ke Cheng	*	0.01	2019-8-12	2029-8-12
Shangzhen Li	*	0.01	2019-8-12	2029-8-12
Jacky Jinbo Wang	*	0.01	2019-10-16	2029-8-16
Cecilia Xiaocao Xu	*	1.24	2019-8-12	2029-8-12
Cecilia Xiaocao Xu	*	0.01	2020-8-14	2030-8-14
Junhong Qi	*	1.24	2019-8-12	2029-8-12
Junhong Qi	*	0.01	2020-8-14	2030-8-14
Tina Ying Shi	*	0.01	2020-8-14	2030-8-14
All directors and exectutive officers as a group	4,905,000

* Less than 1% of our total ordinary shares outstanding.

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

Audit Committee

Our audit committee consists of Cecilia Xiaocao Xu, Junhong Qi and Tina Ying Shi. Ms. Xu is the chairman of our audit committee. We have determined that Ms. Xu satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. We have determined that each of Ms. Xu, Mr. Qi and Ms. Shi satisfies the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors.

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

Compensation Committee

Our compensation committee consists of Min Feng, Junhong Qi and Cecilia Xiaocao Xu. Mr. Feng is the chairman of our compensation committee. We have determined that Mr. Qi and Ms. Xu satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Min Feng, Junhong Qi and Cecilia Xiaocao Xu. Mr. Feng is the chairman of our nominating and corporate governance committee. We have determined that Mr. Qi and Ms. Xu satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules.

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

D. Employees

As of March 31, 2020, we had 779 full time employees. The table below sets forth the numbers of employees by functions as of March 31, 2020.

Function	Number of full-time employees(1)	Percentage
KOL operations	492	63%
KOL engagement and incubation	105	13%
Content producers	156	20%
Product designers	80	10%
Operation and support	115	15%
Business development	36	5%
Supply chain and logistics	139	18%
Customer service	17	2%
IT and R&D	42	5%
General and administrative	89	12%
Total	779	100%
(1)	The number of employees presented in this table does not include KOLs who only entered into cooperation agreements with us.

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

As of July 31, 2020, there were 420,956,644 ordinary shares issued and outstanding, comprising 250,772,394 Class A ordinary shares and 170,184,250 Class B ordinary shares.

	Ordinary shares beneficially owned
	Number of Class A ordinary shares	Number of Class B ordinary shares	% of total ordinary shares on an as- converted basis **	% of voting power ***
Directors and Executive Officers:*
Min Feng(1)	6,400,000	100,017,125	25.3%	51.5%
Lei Sun(2)	4,650,000	48,404,750	12.6%	25.0%
Chao Shen(3)	1,560,360	21,762,375	5.5%	11.2%
Pen Hung Tung	-	-	-	-
Ke Cheng	-	-	-	-
Shangzhen Li	-	-	-	-
Cecilia Xiaocao Xu	-	-	-	-
Junhong Qi	-	-	-	-
Tina Ying Shi	-	-	-	-
Jacky Jinbo Wang	-	-	-	-
Directors and executive officers as a group	12,610,360	170,184,250	43.4%	87.7%
Principal Shareholders:
Ruhnn1106 Investment Limited(4)	-	100,017,125	23.8%	51.2%
China Himalaya Investment Litmited(5)	54,535,899	-	13.0%	2.8%
LEIYU Investment Limited(6)	4,650,000	48,404,750	12.6%	25.0%
YangMing Investment Limited(7)	1,560,360	21,762,375	5.5%	11.2%
Legend Capital entities(8)	35,188,080	-	8.4%	1.8%
Taobao China Holding Limited(9)	31,110,600	-	7.4%	1.6%
Shanghai Yuanqiong Enterprise Management(10)	31,080,000	-	7.4%	1.6%

*

Except as otherwise indicated below, the business address of our directors and executive officers is c/o Floor 11, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China.

**

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 420,956,644 which is the total number of ordinary shares issued and outstanding as of the date of this annual report, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report.

***

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

(1)

Represents (i) 100,017,125 Class B ordinary shares held by Ruhnn1106 Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by Min Feng, and (ii) 6,400,000 Class A ordinary shares held by Ruhnn Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by Ruhnn Investment Trust. Min Feng is the sole member of the advisory committee of Ruhnn Investment Trust and can exercise voting and investment power of the ordinary shares held by Ruhnn Investment Limited.

(2)

Represents 48,404,750 Class B ordinary shares, and 4,650,000 Class A ordinary shares represented by ADSs, held by LEIYU Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by Lei Sun.

(3)

Represents 21,762,375 Class B ordinary shares, and 1,560,360 Class A ordinary shares represented by ADSs, held by YangMing Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by Chao Shen.

(4)

Represents 100,017,125 Class B ordinary shares held by Ruhnn1106 Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by Min Feng. Its registered address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)

Represents 54,535,899 Class A ordinary shares held by China Himalaya Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by Yi Zhang, one of our top KOLs, following the completion of the Hangzhou Dayi Minority Interest Acquisition.

(6)

Represents 48,404,750 Class B ordinary shares, and 4,650,000 Class A ordinary shares represented by ADSs, held by LEIYU Investment Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Lei Sun. Its registered address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)

Represents 21,762,375 Class B ordinary shares, and 1,560,360 Class A ordinary shares represented by ADSs, held by YangMing Investment Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Chao Shen. Its registered address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(8)

Represents (i) 27,340,000 Class A ordinary shares, and 3,700,000 Class A ordinary shares represented by ADSs, held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership) (“Shudai”) and (ii) 3,658,080 Class A ordinary shares, and 490,000 Class A ordinary shares represented by ADSs, held by Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership) (“Yitong”). Shudai is a limited partnership established under the law of the People’s Republic of China with its registered address at 5th Floor, Building 7, No. 3601 Dongfang Road, Pudong New District, Shanghai, People’s Republic of China. Yitong is a limited partnership established under the law of the People’s Republic of China with its registered address at 238, 2F, Building 56A, Section 2, Lane 2, Tianhua Park, Beijing Economics and Technology Development Zone, Beijing, People’s Republic of China. Shudai and Yitong are collectively referred to as the Legend Capital entities. Shudai and Yitong are controlled by Beijing Junlian Tongdao Investment Management Partnership (Limited Partnership) (“Junlian Tongdao”), their general partner. Junlian Tongdao is controlled by Junlian Capital (Shenzhen) Management Co., Ltd. (“Junlian Shenzhen”), its general partner. Junlian Shenzhen is wholly-owned by Junlian Capital Management Co., Ltd. (“Junlian Capital”). Junlian Capital is majority-owned by Beijing Juncheng Hezhong Investment Management Partnership (Limited Partnership), which is controlled by Beijing Junqi Jiarui Enterprise Management Co., Ltd. (“Junqi”), its general partner. Junqi is controlled by its board of directors consisting of three individuals.

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

(10)

Represents 24,904,000 Class A ordinary shares, and 6,176,000 Class A ordinary shares represented by ADSs, held by Shanghai Yuanqiong Enterprise Management Company Limited, a limited liability company incorporated in the PRC. Its registered address is c/o 1st floor, Building 1, 251 Yaohua Road, Shanghai Pilot Free Trade Zone, China. Shanghai Yuanqiong Enterprise Management Company Limited is a subsidiary of Xiamen Saifu Equity Investment Partnership (Limited Partnership). Xiamen Saifu Equity Investment Partnership (Limited Partnership) is controlled by Tianjin Saif Shengyuan Investment Management Center (Limited Partnership), its general partner. Tianjin Saif Shengyuan Investment Management Center (Limited Partnership) is controlled by Tianjin Himalaya Investment Consulting Co., Ltd., its general partner.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transactions with Hangzhou Ruhnn

Hangzhou Ruhnn is the former owner of our VIE. We had loans from Hangzhou Ruhnn in the amount of RMB320.1 million, RMB434.5 million and nil as of March 31, 2018, 2019 and 2020, respectively. The loan bears an interest rate of 1.5% per annum and could be settled on demand before December 31, 2016. Interest due under this related party loan was waived by Hangzhou Ruhnn starting from January 1, 2017. As such, there was no interest expense recorded for fiscal years 2018, 2019 and 2020. As of March 31, 2018, 2019 and 2020, we had a total amount of RMB0.3 million, nil and nil due from Hangzhou Ruhnn, and we had a total amount of RMB354.9 million, RMB559.9 million and nil due to Hangzhou Ruhnn, respectively.

During the fiscal year ended March 31, 2019, Hangzhou Ruhnn sold buildings and related leasehold improvements at an amount of RMB125.4 million to Hanyi E-Commerce as part of the Equity Restructuring. The amount has been paid during the fiscal year ended March 31, 2020.

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

Transactions with Yi Zhang’s affliates

Dayi (Shanghai) Film Culture Studio, Shanghai Xiuxi Culture Communication Studio, Shanghai Menglei Corporation Management Center, Shanghai Mengqin Corporation Management Center and Shanghai Mengxiang Corporation Management Center are owned by a shareholder and one of our top KOLs, Yi Zhang. We engaged KOL services from those companies in the amount of RMB42.1 million, RMB63.8 million and RMB80.8 million (US$11.4 million) for fiscal years 2018, 2019 and 2020, respectively. As of March 31, 2018, 2019 and 2020, respectively, we had a total amount of RMB19.7 million, RMB14.5 million and RMB17.0 million (US$2.4 million) due to those companies, which has been fully settled as of the date of this annual report.

Transactions with a Sijia Chen’s affliate

Daohua Mama Culture Communication Studio is owned by Sijia Chen, who is one of our top KOLs and also the spouse of our founder and chairman of the board of directors, Min Feng. We engaged KOL services from this company in the amount of nil, nil and RMB10.0 million (US$1.4 million) for fiscal years 2018, 2019 and 2020, respectively. As of March 31, 2018, 2019 and 2020, respectively, we had a total amount of nil, nil and RMB0.6 million (US$0.1 million) due to this company, which has been fully settled as of the date of this annual report.

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

Transactions with Yi Zhang

In March 2019, in order to acquire the remaining ownership of Hangzhou Dayi, and convert it from a 51%-owned subsidiary to a wholly owned subsidiary of Hanyi E-Commerce, we entered into the following agreements with Yi Zhang, one of our top KOLs, and her affiliated entities: (i) an equity interest transfer agreement pursuant to which Hangzhou Wunai Yidui Trade Co., Ltd. agreed to transfer 49% equity interest in Hangzhou Dayi to Hanyi E-Commerce; and (ii) a share purchase agreement pursuant to which we agreed to issue 44,165,899 ordinary shares, which have been re-designated to Class A ordinary shares, to China Himalaya Investment Limited, a company wholly owned by Yi Zhang. These transactions were completed in the same month. In connection with these transactions, Yi Zhang also agreed to continue her exclusive cooperation with us in online sales of women apparel products until the later of five years after the completion of our initial public offering or when her beneficial interests in our company fall below 5%.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

On September 18, 2019, a putative class action was filed in the Supreme Court of the State of New York against us and certain of our officers and directors, among others. The complaint alleges that the registration statement on Form F-1 for our initial public offering contained false and misleading statements or omissions in violation of federal securities laws. We filed a motion to dismiss on November 20, 2019, which the court granted in part and denied in part on April 22, 2020. We have appealed such decision. In the meantime, the case is proceeding into fact discovery. On October 7, 2019 and October 31, 2019, a putative class actions making substantially similar allegations were filed in United States District Court Eastern District of New York against us and certain of our officers and directors. Such class actions were later consolidated and a lead plaintiff was appointed on January 1, 2020. We and the lead plaintiff filed a joint motion to stay the federal action pending resolution of the state action, which was granted by the court. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome. We have retained counsel and will vigorously defend against the allegations.

Other than the above, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

B. Significant Changes

Except as disclosed in this annual report, we have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offering and Listing Details

Our ADSs, each representing five of our Class A ordinary shares, have been listed on the Nasdaq Global Select Market since April 3, 2019 under the symbol “RUHN.”

B. Plan of Distribution

Not Applicable.

C. Markets

Our ADSs, each representing five of our Class A ordinary shares, have been listed on the Nasdaq Global Select Market since April 3, 2019 under the symbol “RUHN.” See Exhibit 2.4 to this Form 20-F for a description of our ADSs.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax arrangement entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties which are applicable to any payments made by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “Taxation— People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

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

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “— Passive Foreign Investment Company” below).

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

Based on the composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the market value of our ADSs), we do not believe we were a PFIC for our most recent taxable year. However, because our PFIC status is an annual determination that can be made only after the end of each taxable year, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Furthermore, because we have valued our goodwill based on the market value of our ADSs (which may fluctuate significantly), a decrease in the market value of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenue and substantially all of our expenses are denominated in Renminbi. The functional currency of our company is the U.S. dollar. The functional currency of our subsidiary in the PRC and Hong Kong, the VIE and the VIE’s subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive loss. Due to foreign currency translation adjustments, we had a foreign exchange loss of RMB0.2 million for fiscal year 2018, and a foreign exchange gain of RMB0 million and RMB3.4 million (US$0.5 million) for fiscal years 2019 and 2020, respectively.

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

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for the years ended December 31, 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Item 12. Description of Securities other than Equity Securities

A. Debt Securities

Not Applicable

B. Warrants and Rights

Not Applicable

C. Other Securities

Not Applicable

D. American Depositary Shares

Citibank, N.A. acts as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F., Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

Our ADSs, each representing five of our Class A ordinary shares, have been listed on the Nasdaq Global Select Market since April 3, 2019 under the symbol “RUHN.” See Exhibit 2.4 to this Form 20-F for a description of the rights of holders of the ADRs.

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

Payments by Depositary

As of March 31, 2020, we received approximately US$1.8 million from Citibank, N.A., the depositary bank for our ADR program.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333230082) in relation to our initial public offering. In April 2019, we completed our initial public offering in which we issued and sold an aggregate of 10,000,000 ADSs, representing 50,000,000 Class A ordinary shares, and we received proceeds of approximately US$116.3 million. Citigroup Global Markets Inc. and UBS Securities LLC were the representatives of the underwriters for our initial public offering.

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

For the period from the effective date of the F-1 Registration Statement to March 31, 2020, approximately RMB80.0 million (US$11.3 million) of the net proceeds from our initial public offering has been used for strategic investment in our industry and identifying and cultivating KOLs. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for (i) identifying additional monetization channels and pursuing strategic investments in our industry, (ii) identifying and cultivating KOLs, (iii) investing in technology, AI solutions and big data analytics, and (iv) general corporate purposes.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act.

Based on that evaluation, our management has concluded that , as of March 31, 2020, our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified in “—Management’s Annual Report on Internal Control over Financial Reporting” below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of March 31, 2020 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that as of March 31, 2020, our internal control over financial reporting was ineffective due to the material weakness identified below.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (i) a lack of formal documentation of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP, and (ii) lack of formal risk assessment process over financial reporting and internal control framework.

To remedy our identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including establishing a group-wide risk assessment process which identifies risks arising from both internal and external events and developing an overall internal control framework and maintain related documents for group level as well as each major business line. In addition, we will continue to formulate internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements. However, such measures have not been fully implemented and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of March 31, 2020.

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of March 31, 2020, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Cecilia Xiaocao Xu, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent public accountant for the years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended March 31,
	2019	2020
	(Amounts in thousands of RMB)
Audit Fees(1)	5,323	7,000
Audit-Related Fees	-	-
Tax Fees(2)	-	211
All Other Fees	-	-
Total	5,323	7,211

(1)

Audit fees include the aggregate fees for each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of our annual financial statements, review of our quarterly financial statements.

(2)	This category includes the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We announced a share repurchase program approved by our board of directors on June 2, 2020, under which we may repurchase up to US$15.0 million worth of our outstanding ADSs from time to time for a period not to exceed twelve months from the date hereof. We expect to fund the repurchases made under this program from our existing cash balance. The repurchases may be made in the open market at prevailing market prices or through privately negotiated transactions, including block trades. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any repurchases will depend on market conditions, the trading price of our ADSs, regulatory requirements and other factors. The plan will be implemented in compliance with relevant United States securities rules and regulations and our securities trading policy, in a manner that is consistent with the interests of shareholders. The board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. We have made repurchases of an aggregate of 0.8 million ADSs, at an average price paid per share of US$3.46, with US$2.9 million in total, up to August 7, 2020.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We have elected to follow our home country practice (under Cayman Islands law) in lieu of the requirements of Nasdaq Stock Market Rule 5605(b), (c), (d) and (e), which require:

•

A majority of the members of a company’s board of directors must qualify as independent directors, as defined under Nasdaq Stock Market Rule 5605(a)(2), and the independent directors must have regularly scheduled meetings at which only independent directors are present. However, under Cayman Islands law, our board of directors need not to include a majority of independent directors, nor do independent directors need to meet separately on a regular basis.

•

A company must have an audit committee composed of at least three members, each of whom is an independent director in accordance with Nasdaq Stock Market Rule 5605(c)(2)(A). However, under Cayman Islands law, our audit committee is not required to consist of three independent directors. Before we appointed the third independent director, Tina Ying Shi, on August 14, 2020, our audit committee consisted of only two independent directors.

•

A company must have a compensation committee composed of at least two members and each committee member must be an independent director in accordance with Nasdaq Stock Market Rule 5605(d)(2)(A). However, under Cayman Islands law, our compensation committee is not required to consist entirely of independent directors, and it currently consists of three committee members, two of which are independent directors.

•

Director nominees must be selected or recommended for the board of directors’ selection, either by (A) a majority of independent directors or (B) a nominations committee comprised solely of independent directors in accordance with Nasdaq Stock Market Rule 5605(e)(1). However, under Cayman Islands law, our nominations committee is not required to consist entirely of independent directors, and it currently consists of three committee members, two of which are independent directors.

We have also elected to follow our home country practice in lieu of the requirements set forth in Nasdaq Stock Market Rule 5635, which require a domestic United States company to obtain shareholder approval for certain dilutive events, such as:

•	Certain acquisition of stock or assets of another company;
•	An issuance that will result in a change of control of the company;
•	The establishment or amendment of certain equity based compensation plans and arrangements; and
•	Certain transactions (other than a public offering) involving issuances of a 20% or more interest or voting power in the company at a price that is less than the minimum price defined therein.

We have submitted to the Nasdaq Stock Market a written statement from our independent Cayman Islands counsel that certified that our not complying with the requirements of Nasdaq Stock Market Rule 5605(b), (c), (d) and (e) and not obtaining shareholder approvals required under Nasdaq Stock Market Rule 5635 are not prohibited by Cayman Islands law.

Item 16H. Mine Safety Disclosure

Not Applicable.

PART III.

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Ruhnn Holding Limited, its subsidiaries and its variable interest entities are included at the end of this annual report.

Item 19. Exhibits

		Incorporated by Reference				Filed
Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith
1.1	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant.	F-1	333-230082	3.2	March 6, 2019
2.1	Form of American Depositary Receipt evidencing American Depositary Shares.	F-6	333-230483	(a)	March 25, 2019
2.2	Specimen of Ordinary Share Certificate.	F-1	333-230082	4.1	March 6, 2019
2.3	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary.	F-6	333-230483	(a)	March 25, 2019
2.4	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchanges Act of 1934.					X
4.1	Exclusive Business Cooperation Agreement by and between Yihan Technology and Hanyi E-Commerce, dated October 4, 2018 (English Translation).	F-1	333-230082	10.1	March 6, 2019
4.2	Equity Interest Pledge Agreement between Yihan Technology, Hangzhou Xinghui and Hanyi E-Commerce, dated October 4, 2018 (English Translation).	F-1	333-230082	10.2	March 6, 2019
4.3	Exclusive Call Option Agreement among Yihan Technology, Hangzhou Xinghui and Hanyi E-Commerce, dated October 4, 2018 (English Translation).	F-1	333-230082	10.3	March 6, 2019
4.4	Power of Attorney granted by the shareholders of Hanyi E-Commerce, dated October 4, 2018 (English Translation).	F-1	333-230082	10.4	March 6, 2019
4.5	Spousal Consent granted by the spouse of Min Feng, dated October 4, 2018 (English Translation).	F-1	333-230082	10.5	March 6, 2019
4.6	Form of Indemnification Agreement between the Registrant and its directors and executive officers.	F-1	333-230082	10.6	March 6, 2019
4.7	Form of Employment Agreement between the Registrant and its executive officers.	F-1	333-230082	10.7	March 6, 2019
4.8	Cooperative Agreement between Hangzhou Hanyi E-Commerce Co., Ltd., Hangzhou Wunai Yidui Trading Co., Ltd. and Yi Zhang dated April 30, 2016 (English translation).	F-1	333-230082	10.8	March 6, 2019
4.9	2019 Equity Incentive Plan.	F-1	333-230082	10.9	March 6, 2019
4.10	Share Purchase Agreement between China Himalaya Investment Limited and the Registrant, dated March 5, 2019.	F-1	333-230082	10.10	March 6, 2019
4.11	Equity Interest Transfer Agreement among Hangzhou Wunai Yidui Trade Co., Ltd., Hanyi E-Commerce and Yi Zhang, dated March 5, 2019 (English translation).	F-1	333-230082	10.11	March 6, 2019
8.1	List of Subsidiaries.					X
11.1	Code of Business Conduct and Ethics of the Registrant.	F-1	333-230082	99.1	March 6, 2019
12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ruhnn Holding Limited

By:	/s/ Min Feng
Name:	Min Feng
Title:	Chairman

Date: August 14, 2020

RUHNN HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Ruhnn Holding Limited

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated balance sheets of Ruhnn Holding Limited, its subsidiaries, its consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (the "Company") as of March 31, 2020 and 2019, the related combined and consolidated statements of comprehensive loss, changes in shareholders' deficit and cash flows for each of the three years in the period ended March 31, 2020, and the related notes and the related financial schedule included in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and their cash flows for each of the three years in the period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(e) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China

August 14, 2020

We have served as the Company’s auditor since 2018.

RUHNN HOLDING LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	March 31, 2019	March 31, 2020
	RMB	RMB	US$ (Note 2)
ASSETS:
Current Assets:
Cash and cash equivalents	89,960	718,478	101,468
Restricted cash	13,861	5,673	801
Short-term investments	-	76,450	10,797
Accounts receivable, net of allowance for doubtful accounts of RMB460 and RMB3,273 as of March 31, 2019 and 2020, respectively	29,372	60,370	8,526
Inventories	220,151	145,553	20,556
Advances to suppliers	42,145	32,628	4,608
Prepaid expenses and other current assets	32,969	37,312	5,269
Total current assets	428,458	1,076,464	152,025
Property and equipment, net	146,071	183,404	25,902
Intangible assets, net	104,457	82,567	11,661
Goodwill	1,002	1,002	142
Long-term investments	7,600	87,636	12,377
Other non-current assets	1,702	2,978	421
TOTAL ASSETS	689,290	1,434,051	202,528

LIABILITIES AND SHAREHOLERS' (DEFICIT) EQUITY (including liabilities amounts of the consolidated VIE without recourse to the Company of RMB778,166 and RMB237,512 as of March 31, 2019 and 2020, respectively) (Note 2(b))

Current liabilities:
Accounts payable	78,061	104,822	14,804
Notes payable	30,645	10,698	1,511
Accrued salary and benefits	58,917	68,601	9,688
Accrued expenses and other current liabilities	24,039	30,042	4,243
Amounts due to related parties	574,859	18,097	2,556
Dividend payable	115	-	-
Income tax payable	1,674	1,662	235
Total current liabilities	768,310	233,922	33,037
Deferred income	-	10,033	1,417
Other non-current liabilities	12,826	12,334	1,742
Total liabilities	781,136	256,289	36,196
Commitments and contingencies (Note 17)
Shareholders' (deficit) equity:
Ordinary shares (US$0.000000001 par value; 1,000,000,000 shares authorized, 363,572,659 shares issued and outstanding as of March 31, 2019)	-	-	-
Class A ordinary shares (US$0.000000001 par value; 822,665,750 shares authorized, 246,122,394 shares issued and outstanding as of March 31, 2020)	-	-	-
Class B ordinary shares (US$0.000000001 par value; 177,334,250 shares authorized, 174,834,250 shares issued and outstanding as of March 31, 2020)	-	-	-
Additional paid-in capital	701,041	1,504,848	212,525
Subscription receivable	(558,996)	-	-
Accumulated deficit	(232,635)	(325,126)	(45,916)
Accumulated other comprehensive income	-	4,598	649
Total Ruhnn Holding Limited shareholders' (deficit) equity	(90,590)	1,184,320	167,258
Non-controlling interest	(1,256)	(6,558)	(926)
Total shareholders' (deficit) equity	(91,846)	1,177,762	166,332
TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY	689,290	1,434,051	202,528

The accompanying notes are an integral part of these combined and consolidated financial statements.

RUHNN HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	Year Ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2)
Net revenue:
Product sales	912,512	942,781	992,603	140,182
Services	35,068	150,657	303,247	42,827
Total net revenue	947,580	1,093,438	1,295,850	183,009
Cost of revenue:
Cost of product sales	625,263	683,057	675,494	95,398
Cost of services	18,122	68,336	130,647	18,451
Total cost of revenue	643,385	751,393	806,141	113,849
Gross profit	304,195	342,045	489,709	69,160
Operating expenses:
Fulfillment	100,071	126,850	134,852	19,045
Sales and marketing	146,207	205,660	305,157	43,096
General and administrative	130,977	92,004	167,786	23,696
Other operating income, net	(709)	(927)	(627)	(89)
Total operating expenses	376,546	423,587	607,168	85,748
Loss from operations	(72,351)	(81,542)	(117,459)	(16,588)
Other income (loss):
Interest income	88	595	21,912	3,095
Interest expense	—	(107)	(58)	(8)
Other income, net	—	7,600	3,145	444
Foreign exchange (loss) gain	(241)	34	3,391	479
Loss before income taxes	(72,504)	(73,420)	(89,069)	(12,578)
Income tax expense	15,843	10,413	8,724	1,232
Share of loss in equity method investments	1,607	1,090	-	-
Net loss	(89,954)	(84,923)	(97,793)	(13,810)
Less: net income (loss) attributable to non-controlling interest	14,051	(11,677)	(5,302)	(749)
Net loss attributable to ruhnn	(104,005)	(73,246)	(92,491)	(13,061)
Net loss per ordinary share:
Basic and diluted	(0.33)	(0.23)	(0.22)	(0.03)
Net loss per ADS (each ADS represents five ordinary shares):
Basic and diluted	(1.63)	(1.14)	(1.11)	(0.16)
Weighted average shares used in in calculating net loss per ordinary share:
Basic and diluted	319,406,760	321,584,804	415,523,933	415,523,933

Net loss	(89,954)	(84,923)	(97,793)	(13,810)
Other comprehensive income:
Foreign currency translation adjustment	-	-	4,598	649
Comprehensive loss	(89,954)	(84,923)	(93,195)	(13,161)

The accompanying notes are an integral part of these combined and consolidated financial statements.

RUHNN HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive income	Total ruhnn shareholders’ (deficit) equity	Non-controlling interest	Total shareholders’ (deficit) equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at April 1, 2017	-	-	-	-	-	-	10,000	-	(55,384)	-	(45,384)	2,166	(43,218)
Net (loss) income	-	-	-	-	-	-	-	-	(104,005)	-	(104,005)	14,051	(89,954)
Capital contribution from non-controlling interest holders	-	-	-	-	-	-	-	-	-	-	-	490	490
Acquisition of non-controlling interest of subsidiaries	-	-	-	-	-	-	(3,113)	-	-	-	(3,113)	1,770	(1,343)
Balance at March 31, 2018	-	-	-	-	-	-	6,887	-	(159,389)	-	(152,502)	18,477	(134,025)
Issuance of ordinary shares in connection with Equity Restructuring	319,406,760	-	-	-	-	-	558,996	(558,996)	-	-	-	-	-
Capital contribution from Hangzhou Ruhnn	-	-	-	-	-	-	50,233	-	-	-	50,233	-	50,233
Net loss	-	-	-	-	-	-	-	-	(73,246)	-	(73,246)	(11,677)	(84,923)
Dividend paid to non-controlling interest holders	-	-	-	-	-	-	-	-	-	-	-	(17,150)	(17,150)
Acquisition of non-controlling interest of a subsidiary	44,165,899	-	-	-	-	-	93,416	-	-	-	93,416	9,094	102,510
Transaction costs incurred in connection with capital investment by an institution investor received prior to the Equity Restructuring	-	-	-	-	-	-	(8,491)	-	-	-	(8,491)	-	(8,491)
Balance at March 31, 2019	363,572,659	-	-	-	-	-	701,041	(558,996)	(232,635)	-	(90,590)	(1,256)	(91,846)
Re-designation of ordinary shares into Class A and Class B ordinary shares immediately prior to the completion of the initial public offering	(363,572,659)	-	186,238,409	-	177,334,250	-	-	-	-	-	-	-	-
Conversion of Class B ordinary shares into Class A ordinary shares	-	-	2,500,000	-	(2,500,000)	-	-	-	-	-	-	-	-
Issuance of shares upon initial public offering, net of issuance costs of RMB33,272	-	-	50,000,000	-	-	-	747,940	-	-	-	747,940	-	747,940
Subscription receivable	-	-	-	-	-	-	-	558,996	-	-	558,996	-	558,996
Net loss	-	-	-	-	-	-	-	-	(92,491)	-	(92,491)	(5,302)	(97,793)
Exercise of share options	-	-	7,383,985	-	-	-	516	-	-	-	516	-	516
Share-based compensation	-	-	-	-	-	-	55,351	-	-	-	55,351	-	55,351
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	4,598	4,598	-	4,598
Balance at March 31, 2020	-	-	246,122,394	-	174,834,250	-	1,504,848	-	(325,126)	4,598	1,184,320	(6,558)	1,177,762

The accompanying notes are an integral part of these combined and consolidated financial statements.

RUHNN HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year Ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from operating activities:
Net loss	(89,954)	(84,923)	(97,793)	(13,810)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expense	2,285	6,486	31,303	4,421
Share-based compensation	-	-	55,351	7,817
Provision for (reversal of) allowance for doubtful accounts	26,792	(3,295)	5,702	805
Inventory write-down	42,058	40,587	66,621	9,409
Loss on disposal of property and equipment	-	419	11	1
Share of loss in equity method investments	1,607	1,090	-	-
Gain on deemed sale or disposal of equity investment	-	(7,600)	-	-
Gain on disposal of a subsidiary	-	-	(699)	(100)
Interest expense of capital lease	-	-	695	98
Changes in assets and liabilities:
Accounts receivable	(6,303)	(23,299)	(33,811)	(4,775)
Amounts due from related parties	4,354	295	-	-
Inventories	(127,863)	59,645	114	16
Advances to suppliers	(10,034)	(14,637)	(256)	(36)
Prepaid expenses and other current assets	1,034	(2,841)	(4,531)	(640)
Other non-current assets	635	(865)	(1,276)	(180)
Accounts payable	4,192	4,549	32,947	4,653
Notes payable	47,106	(16,461)	(23,947)	(3,382)
Amount due to related parties	43,988	10,134	3,148	445
Accrued salary and benefits	18,166	17,481	10,186	1,439
Accrued expenses and other current liabilities	6,591	9,227	(4,234)	(598)
Deferred income	-	-	10,033	1,417
Income tax payable	5,921	(5,277)	502	71
Other non-current liabilities	1,850	(100)	500	71
Net cash (used in) provided by operating activities	(27,575)	(9,385)	50,566	7,142
Cash flows from investing activities:
Purchases of short-term investments	-	-	(141,450)	(19,977)
Maturity of short-term investments	-	-	65,000	9,180
Purchases of long-term equity investments	(190)	-	(80,036)	(11,303)
Purchases of property and equipment	(1,808)	(6,820)	(39,170)	(5,532)
Purchases of intangible assets	-	-	(215)	(30)
Proceeds from disposal of property and equipment	-	118	-	-
Proceeds from disposal of a subsidiary	-	-	1,020	144
Cash received in business acquisition, net of cash paid	49	-	-	-
Repayment to related party for purchase of property and equipment	-	-	(125,398)	(17,710)
Net cash used in investing activities	(1,949)	(6,702)	(320,249)	(45,228)

The accompanying notes are an integral part of these combined and consolidated financial statements.

RUHNN HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	Year Ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from financing activities:
Capital contribution from non-controlling interest holders	490	-	-	-
Cash paid for acquisition of non-controlling interest	(1,344)	-	-	-
Transaction cost in relation to capital contribution	-	(8,491)	-	-
Payment of subscription receivable for ordinary shares	-	-	558,996	78,945
Payment of initial public offering costs	-	-	(19,221)	(2,715)
Proceeds from issuance of ordinary shares upon public offering	-	-	781,212	110,328
Proceeds from exercise of share options	-	-	475	67
Proceed from short-term borrowing	-	20,000	59,000	8,332
Repayment of short-term borrowing	-	(20,000)	(59,000)	(8,332)
Payment of note payable assumed in the acquisition	(5,070)	-	-	-
Repayment of related party loans	-	-	(434,513)	(61,365)
Payment of capital lease	-	-	(1,359)	(192)
Dividend paid to non-controlling interest holder	-	(17,035)	(115)	(16)
Advances from related party	45,000	114,513	-	-
Net cash provided by financing activities	39,076	88,987	885,475	125,052
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	-	-	4,538	641
Net increase in cash, cash equivalents and restricted cash	9,552	72,900	620,330	87,607
Cash, cash equivalents and restricted cash at beginning of year	21,369	30,921	103,821	14,662
Cash, cash equivalents and restricted cash at end of year	30,921	103,821	724,151	102,269
Reconciliation in amounts on combined and consolidated balance sheets:
Cash and cash equivalents	9,713	89,960	718,478	101,468
Restricted cash	21,208	13,861	5,673	801
Total cash, cash equivalents and restricted cash	30,921	103,821	724,151	102,269
Supplemental disclosure information:
Income tax paid	9,922	15,690	7,557	1,067
Interest expense paid	-	107	58	8
Supplemental disclosure of non-cash investing and financing activities:
Liabilities assumed in the acquisition (Note 3)	5,093	-	-	-
Acquisition of exclusive cooperation rights via issuance of ordinary shares (Note 9)	-	103,000	-	-
Acquisition of non-controlling interest via issuance of ordinary shares (Note 15)	-	656,000	-	-
Capital contribution from Hangzhou Ruhnn in connection with the forgiveness of related party payable	-	50,233	-	-
Capital lease obligation incurred in connection with leased equipment	-	12,011	-	-
Purchases of property and equipment included in payables	-	125,398	7,870	1,111
Initial public offering costs included in payables	-	-	3,549	501
Dividend payable to non-controlling interest holder	-	115	-	-

The accompanying notes are an integral part of these combined and consolidated financial statements.

RUHNN HOLDING LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1. Organization and principal activities

Ruhnn Holding Limited (“ruhnn”) was incorporated in the Cayman Islands on May 11, 2018. ruhnn, its subsidiaries, its consolidated variable interest entity (“VIE”) and subsidiaries of the VIE ("collectively referred to as the "Company") principally operate key opinion leader (“KOL”) cultivation and incubation platforms and generates revenue mainly through online sales of consumer products to followers of the KOLs and service provision of various KOL sales and advertising services to third-party merchants and brands through their various social media spaces. KOLs are individuals who have the power to engage and impact people within a specific community or field, such as fashion, culture, entertainment, gaming, etc. and have the ability to impact the purchasing decision of its followers.

The Company’s significant subsidiaries, VIE and subsidiaries of the VIE are as follows:

	Date of establishment	Place of incorporation/ establishment	Percentage of legal/beneficial ownership
Significant subsidiary:
Hangzhou Yihan Information Technology Co., Ltd. (“Yihan Technology”)	September 17, 2018	PRC	100%

VIE
Hangzhou Hanyi E-commerce Co. Ltd. ("Hanyi E-Commerce")	March 24, 2016	PRC	100%

Significant subsidiaries of VIE
Hangzhou Ruhan Supply Chain Management Co. Ltd.	April 25, 2016	PRC	100%
Hangzhou Dayi E-commerce Co. Ltd. ("Hangzhou Dayi")	April 27, 2016	PRC	100%
Shanghai Ruhnn E-commerce Co., Ltd. ("Shanghai Ruhnn")*	August 1, 2016	PRC	100%
Ruhnn Culture Communication Co., Ltd. ("Ruhnn Culture")	April 25, 2016	PRC	100%
Hangzhou Sijiu E-commerce Co., Ltd.	April 27, 2016	PRC	100%
Hangzhou Xinhan Supply Chain Management Co., Ltd. ("Xinhan")	November 23, 2018	PRC	65%
Haining Yishang Apparel Co., Ltd. ("Yishang")	September 12, 2018	PRC	100%
Hangzhou Ruhnn E-commerce Co. Ltd.	December 27, 2018	PRC	100%

* Shanghai Ruhnn is renamed from Shanghai Yitong E-commerce Co., Ltd on August 23, 2019.

History of the Company and Equity Restructuring

The Company’s history began in March 2016 with the commencement of operations in Hangzhou Hanyi E-Commerce Co., Ltd. (“Hanyi E-Commerce”), and its subsidiaries. Hanyi E-Commerce was established by Hangzhou Ruhnn Holdings Co., Ltd. (“Hangzhou Ruhnn”) which was owned by three individuals (“Founding Shareholders”) and several institutional investors.

Starting May 2018, the Founding Shareholders and all of the institutional investors undertook a series of equity transitions to re-domicile the Company’s business from the People’s Republic of China (“PRC”) to the Cayman Islands (“Equity Restructuring”). The main purpose of the Equity Restructuring was to establish a Cayman holding company for its existing business in the PRC for the preparation of its overseas initial public offering (“IPO”). The Equity Restructuring was executed in the following steps:

1. On May 11, 2018, Ruhnn Holding Limited was incorporated in the Cayman Islands as the listing vehicle for the Company’s IPO. As of the incorporation date, the total authorized share capital was 100 ordinary shares with a par value of US$0.01 and the total number of issued and outstanding shares was 100.

2. On October 4, 2018, the Founding Shareholders and the institutional investors subscribed for 319,406,660 shares of ruhnn for a subscription amount of RMB558,996. Upon the issuance of ordinary shares, the equity structure of ruhnn was substantially identical to that of Hangzhou Ruhnn.

3. As part of the Equity Restructuring, in order to facilitate the payments of the subscription receivable of RMB558,996 to ruhnn as noted in step 2, Hangzhou Ruhnn agreed to return its capital to the institutional investors in the amount of their original investments in Hangzhou Ruhnn while these investors agreed to pay U.S. dollar equivalent of such amounts to ruhnn as subscription price for the ordinary shares issued to them. As of March 31, 2019, Hanyi E-commerce had amounts due to Hangzhou Ruhnn of RMB559,869. Hanyi E-Commerce subsequently fully repaid in installments these amounts due to Hangzhou Ruhnn, Hangzhou Ruhnn used these funds to return its capital to the investors and the investors consequently paid the subscription price of shares of RMB558,996 to ruhn in full. The whole restructuring process was completed in July 2019, within three months after the IPO, in accordance to the restructuring agreements.

4. On October 4, 2018, Hangzhou Ruhnn transferred 1% of its equity interest in Hanyi E-Commerce to one of the Founding Shareholders and the remaining 99% equity interest to Hangzhou Xinghui Corporate Management Consulting Co., Ltd., an entity that was wholly owned by the same Founding Shareholder for the purposes of creating new nominee shareholders for the VIE arrangements. ruhnn is deemed a foreign legal person under PRC law and accordingly subsidiaries owned by ruhnn are not eligible to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in the PRC. Due to these restrictions, ruhnn through its wholly owned subsidiary in the PRC, Hangzhou Yihan Information Technology Co., Ltd. (“Yihan Technology”), the WOFE, entered into a series of contractual arrangements, with Hanyi E-Commerce and its new nominee shareholders on October 4, 2018 to give ruhnn effective control over Hanyi E-Commerce and transfer all of the economic benefits to ruhnn. Pursuant to these VIE arrangements, Hanyi E-Commerce was established as a consolidated VIE of the Company.

Upon the completion of the Equity Restructuring, the shareholders’ rights and obligations remained the same, and ruhnn recognized the net assets of Hanyi E-Commerce on a historical cost basis with no change in basis in the accompanying combined and consolidated financial statements. The Company’s per share information including the basic and diluted loss per share have been presented retrospectively as of the beginning of the earliest period presented on the combined and consolidated financial statements.

On April 3, 2019, the Company completed its initial public offering of 10.0 million American Depositary Shares (“ADS”) on the Nasdaq Global Select Market (“Nasdaq”), representing 50.0 million of Class A ordinary shares, with a price of US$12.5 per ADS and total offering size of US$125.0 million (RMB838.9 million). The Company received net proceeds of approximately US$116.3 million (RMB 781.2 million), after deduction of underwriting discounts and commissions for the IPO.

2. Summary of principal accounting policies

(a) Basis of presentation

The accompanying combined and consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Principles of consolidation

The financial statements represent (1) prior to Equity Restructuring on October 4, 2018, the combined financial statements of Ruhnn Holding Limited, Hangzhou Ruhnn Holdings Co., Ltd.and its subsidiaries; (2) subsequent to Equity Structure, the consolidated financial statements of Ruhnn Holding Limited, its subsidiaries, VIE and VIE’s subsidiaries. All inter-company transactions and balances have been eliminated.

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. To provide the Company effective control over the VIE and receive substantially all of the economic benefits of the VIE, the Company’s wholly owned subsidiary, WFOE entered into a series of contractual arrangements, described below, with the VIE and their respective shareholders on October 4, 2018 in connection with the Equity Restructuring disclosed in Note 1.

Agreements that provide the Company effective control over the VIE include:

Voting Rights Proxy Agreements & Irrevocable Power of Attorney. Pursuant to which each of the shareholders of VIE has executed voting rights proxy agreements, appointing the WFOE, or any person designated by the WFOE, as their attorney-in-fact to (i) call and attend shareholders’ meetings of VIE and execute relevant shareholders’ resolutions; (ii) exercise on their behalf all his rights as a shareholder of VIE, including those rights under PRC laws and regulations and the articles of association of VIE, such as voting, appointing, replacing or removing directors, (iii) submit all documents as required by governmental authorities on behalf of VIE, and (iv) assign the shareholding rights to VIE, including receiving dividends, disposing of equity interest and enjoying the rights and interests during and after liquidation.

Exclusive Call Option Agreements. Pursuant to which each the VIE shareholders unconditionally and irrevocably granted the WFOE or its designee exclusive options to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interests in the VIE. The WFOE has the sole discretion to decide when to exercise the options, and whether to exercise the options in part or in full. Without the WFOE’s written consent, the VIE shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of VIE’s assets or equity interests.

Equity Pledge Agreements. The VIE shareholders agreed to pledge their equity interests in VIE to the WFOE to secure the performance of the VIE’s obligations under the series of contractual agreements and any such agreements to be entered into in the future. Without prior written consent of the WFOE, the VIE’s shareholders shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. If any economic interests were received by means of their equity interests in the VIE, such interests belong to the WFOE.

Agreements that transfer economic benefits of VIE to the Company include:

Exclusive Business Cooperation Agreements. Under the exclusive services agreement, the Company and the WFOE have the exclusive right to provide comprehensive technical and business support services to the VIE. In exchange, the VIE pays annual service fees to the WFOE in the amount equivalent to all of their net income as confirmed by the WFOE. The WFOE has the right to adjust the service fee rates at its sole discretion. The agreement can be early terminated by the WFOE by giving a 30-day prior notice, but not by the VIE or VIE’s shareholders.

Voting Rights Proxy Agreements & Irrevocable Powers of Attorney provide the Company effective control over the VIE and its subsidiaries, while the Equity Pledge Agreements secure the obligations of the shareholders of the VIE under the relevant agreements. Because the Company, through the WFOE, has (i) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from the VIE, the Company is deemed the primary beneficiary of the VIE. Accordingly, the Company has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s combined and consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the combined and consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Business Cooperation Agreement).

The Company believes that the contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIE;
•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIE;
•	limit the Company’s business expansion in China by way of entering into contractual arrangements;
•	impose fines or other requirements with which the Company’s PRC subsidiaries and VIE may not be able to comply;
•	require the Company or the Company’s PRC subsidiaries or VIE to restructure the relevant ownership structure or operations; or
•	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China.

The following consolidated financial data of the Company’s VIE and its subsidiaries, were included in the accompanying combined and consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries, consolidated VIE and its subsidiaries.

	March 31, 2019	March 31, 2020
	(Amounts in thousands of RMB)
ASSETS
Cash and cash equivalents	89,951	113,429
Restricted cash	13,861	5,673
Short-term investments	-	25,550
Accounts receivable, net	29,372	60,370
Inventories	220,152	145,553
Advances to suppliers, net	41,591	32,628
Prepaid expense and other assets, net	32,969	34,158
Property and equipment, net	146,071	178,333
Intangible assets, net	3,174	1,883
Goodwill	1,002	1,002
Long-term investments	7,600	87,636
Other non-current assets	1,702	2,978
Total Assets	587,445	689,193
LIABILITIES
Accounts payable	78,060	104,822
Notes payable	30,645	10,698
Accrued salary and benefits	56,616	66,556
Accrued expenses and other current liabilities	23,370	23,352
Amounts due to related parties	574,860	18,097
Dividend payable	115	-
Income tax payable	1,674	1,653
Other non-current liabilities	12,826	12,334
Total Liabilities	778,166	237,512

	Year Ended March 31,
	2018	2019	2020
	(Amounts in thousands of RMB)
Net revenue	947,580	1,093,438	1,295,850
Loss from operations	(72,351)	(74,744)	(19,202)
Net loss	(89,954)	(78,125)	(24,556)

Net cash (used in) provided by operating activities	(27,575)	(9,394)	51,191
Net cash used in investing activities	(1,949)	(6,702)	(264,201)
Net cash provided by financing activities	39,076	88,987	228,300

The VIE and its subsidiaries contributed 100% of the Company’s consolidated revenue for the year ended March 31, 2018, 2019 and 2020. As of March 31, 2019 and 2020, the VIE and its subsidiaries accounted for an aggregate of 85% and 48% of the consolidated total assets and 100% and 93% of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE were ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE.

The Company believes that there are no assets held in the VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the VIE are incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

(c) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include but are not limited to allowance for doubtful accounts, inventory write-downs, useful lives of property and equipment and intangible assets, impairment of goodwill and long-lived assets, impairment of long-term investments and valuation allowance of deferred tax assets. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances but are inherently uncertain and unpredictable, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

(d) Fair value of financial instruments

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

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

The fair value of the Company’s cash and cash equivalents, restricted cash, short-term investments, receivables and payables approximate their carrying amount because of the short-term nature of these instruments.

The Company measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carry amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended March 31, 2018, 2019 and 2020, no impairment of equity method investments was recorded.

Upon the adoption of ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10) on April 1, 2019, the Company elected to measure equity investments that were accounted for under the cost method prior to the adoption and do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Certain equity investments without readily determinable fair values were measured at cost minus impairment during the years ended March 31, 2020.

(e) Convenience translation

Our reporting currency is Renminbi (“RMB”) because our business is conducted in China and our revenues are denominated in RMB. These financial statements contain translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this financial statement, is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this financial statement were made at a rate of RMB7.0808 to US$1.00, the exchange rate in effect on March 31, 2020. The Company make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign trade.

(f) Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

The Company’s restricted cash represents amounts held by banks, which are not available for the Company’s general use, as security for bank acceptance bills. Upon the repayment of bank acceptance bills which generally occur within one year, the deposits will be released by the bank and will become available for general use by the Company.

(g) Accounts receivable, net

Accounts receivable, net represents those receivables derived from the ordinary course of business and are recorded net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts that reflect its best estimate of probable losses inherent in the accounts receivable. The Company also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. In determining collectability of the accounts receivable, the Company considers many factors, such as: creditworthiness of customers, aging of the receivables, payment history of customers, financial condition of the customers and market trends, and specific facts and circumstances. Accounts receivable balances are written off after all collection efforts have been exhausted.

(h) Short-term investments

Short-term investments primarily comprise of time deposits and wealth management products with maturities between three months and one year.

(i) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation and impairment. Expenditures for maintenance, repairs, and minor renewals are charged to expense in the period incurred. Betterments and additions are capitalized. Property and equipment are depreciated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured. The estimated useful lives of property and equipment are as follows:

Buildings	35 years
General equipment	3 - 10 years
Motor vehicles	4 years
Leasehold improvements	Lesser of lease term or estimated useful life of 5 years
Warehouse equipment under capital lease	10 years

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

(k) Intangible assets, net

The Company’s intangible assets are initially recorded at the capitalized actual costs incurred, their acquisition cost, or fair value if acquired as part of a business combination, and amortized on a straight-line basis over their respective estimated useful lives, which are the periods over which the assets are expected to contribute directly or indirectly to the future cash flows of the Company. As of March 31, 2019 and 2020, the Company’s intangible assets primarily represent exclusive cooperation rights and social media accounts in social media platforms, and amortization is computed over the following estimated economic useful lives:

Exclusive cooperation rights	5 years
Accounts in social media platforms	4 years
Trademarks and software	3-10 years

(l) Goodwill

Goodwill represents the cost in excess of the fair value of the net assets acquired in a business combination. As of March 31, 2019 and 2020, the balance of goodwill of RMB1,002 was as a result of the acquisition of Weimai Culture Co., Ltd. (“Weimai”) in 2017.

In accordance with ASC 350, “Intangibles - Goodwill and Other,” goodwill is tested at least annually for impairment, or when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units.

The Company concluded that goodwill was not impaired as of March 31, 2019 and 2020.

(m) Impairment of long-lived assets

Long-lived assets are depreciated and amortized over their respective useful lives and are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with ASC 360-10, “Impairment or Disposal of Long-Lived Assets.” Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in our business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended March 31, 2019 and 2020.

(n) Long-term investments

The Company’s investments include equity method investments and equity securities without readily determinable fair value.

The Company uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Company records equity method adjustments in share of earnings and losses. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Company’s cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Company’s cumulative equity in the investee’s earnings are considered as a return of investment and classified as cash inflows from investing activities. The Company does not take any further obligations after the balance of the investment is deducted to zero due to the loss pick-up.

The Company adopted Accounting Standards Update (“ASU”) 2016-01, “Financial Instruments—Overall (Subtopic 825-10),” on April 1, 2019. The Company measures equity investments other than equity method investments at fair value through statements of comprehensive loss. Equity securities without readily determinable fair values and over which the Company does not have significant influence are measured and recorded as the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to April 1, 2019, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

No impairment was recognized for the years ended March 31, 2019 and 2020.

(o) Revenue recognition

On April 1, 2019, the Company adopted ASC 606, “Revenue from Contracts with Customers,” (“Topic 606”) using the modiﬁed retrospective method applied to all contracts that were not completed contracts at the date of initial application. There was no impact on the opening accumulated deﬁcit as of April 1, 2019 due to the adoption of Topic 606. Revenue is recognized when control of goods or services is transferred to the Company’s customers, in an amount that reﬂects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Product sales under full-service model. We generate product sales revenues primarily through selling products to followers of KOLs under the full-service model. Under this model, we identified one performance obligation which is to sell goods directly to followers of KOLs through online stores. Revenue under the full service model is recognized on a gross basis and presented as product sales on the combined and consolidated statements of operations, because (i) we are primarily responsible for fulfilling the promise to provide the specified good; (ii) we bear the physical and general inventory risk once the products are delivered to our warehouse; (iii) we have discretion in establishing price.

The Company recognizes revenue primarily from online sales of products to followers of KOLs across various e-commerce platforms. A majority of the Company’s customers make online payments through third-party payment platforms when they place orders on the Company’s online stores. Product sales, net of return allowances, value added tax and related surcharges, are recognized when the funds are released from the third-party payment platforms to the Company which is the earlier of when (i) customers manually confirm their receipt of the products on the e-commerce platform or (ii) ten days after delivery.

Shipping and handling fees are included in net revenues. The Company typically does not charge shipping and handling fees for orders exceeding a certain sale amount. Shipping and handling revenue has not been material for the periods presented.

The Company offers its online customers an unconditional right of return for a period of seven days upon receipt of products. Return allowances, which reduce revenue, are estimated based on historical data and industry practice the Company has maintained and its analysis of returns by categories of products, and is subject to adjustments to the extent that actual returns differ or are expected to differ.

Services revenue through platform model. The Company serves as a platform in providing KOLs to brands, online retailers and other merchants for promotion of their products or services either on the KOLs’ social media platforms, other third-party platforms or offline channels. Such services primarily include (1) advertising service through the KOLs’ social media spaces; and (2) sales services provided by KOLs to promote merchants’ products or services through merchants’ various commerce channels across a period of time. Each category of services provided is considered as one performance obligation as they are distinct from each other.

The Company recognizes revenue of KOL advertising service at a point of time when the article, picture, video or others are posted or advertising events completed. As for KOL sales service, the Company determines that its performance obligation is satisfied over time and concluded to apply the practical expedient to recognize the revenue from KOL sales service in the amount to which the Company has the right to invoice on a monthly basis with a credit term of one to three months.

Revenue generated from these service arrangements is recognized on a net basis and presented as services revenue on the combined and consolidated statements of operations. All the costs that the Company incurs in the provision of the above services are classified as cost and operating expenses on the combined and consolidated statements of operations.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional right to payment.

The Company sometimes receives advance payments from consumers before the service is rendered, which is recorded as deferred revenue included in the accrued expenses and other current liabilities on the combined and consolidated balance sheets.

Practical expedients and exemptions

In addition, the Company elected the practical expedient to not disclose the value of unsatisﬁed performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

(p) Cost of revenue

Cost of revenue includes the cost of products sold and cost of services performed.

Cost of products sold mainly consist of the purchase price of products, inventory write-downs and KOL service fees. Purchase price of products amounted to RMB479,654, RMB540,186 and RMB521,348 for the years ended March 31, 2018, 2019 and 2020, respectively. Inventory write-downs amounted to RMB42,058, RMB40,587 and RMB66,621 for the years ended March 31, 2018, 2019 and 2020, respectively. KOL service fees included in cost of products sold amounted to RMB103,551, RMB96,585 and RMB81,825 for the years ended March 31, 2018, 2019 and 2020, respectively. KOL service fees are calculated based on a percentage of the product selling price and recorded as cost at the same time when revenue is recognized. Cost of products sold do not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff or logistic center and rental expenses, etc. Therefore, the Company’s cost of revenue may not be comparable to other companies which include such expenses in their cost of revenues.

Cost of services performed mainly consists of KOL service fees incurred for providing sales and advertising services to third party customers and other service fees.

(q) Fulfillment

Fulfillment costs represent packaging material costs and those costs incurred in outbound shipping, operating and staffing the Company’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment. Fulfillment costs also contain third party transaction fees, such as credit card processing and debit card processing fees. Shipping cost included in fulfillment costs amounted to RMB25,891, RMB30,636 and RMB27,747 for the years ended March 31, 2018, 2019 and 2020, respectively.

(r) General and administrative expenses

General and administrative expenses consist of payroll and related expenses for payroll, bonus and benefit costs for corporate employees, legal, finance, technical consulting, meeting expenses, rental fee and other corporate overhead costs.

(s) Sales and marketing expenses

Sales and marketing expenses consist primarily of expenses for KOL incubation, cultivation and training for the Company’s platform KOLs, as well as expenses incurred for the Company’s advertising, marketing and brand promotion activities under the full-services model.

Advertising and promotion costs in connection with the fees of marketing and promotion services the Company paid to third party venders for advertising and promotion on various online and offline channels, for the purposes of KOL incubation and cultivation under the platform model, and promotion and advertising under the full-service model. Such costs were included as sales and marketing in the combined and consolidated statements of comprehensive loss and totaled RMB93,044, RMB109,881 and RMB126,558 for the years ended March 31, 2018, 2019 and 2020, respectively.

(t) Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Company follows the asset and liability method of accounting for income taxes.

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

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2019 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

(u) Share-based compensation

In accordance with ASC 718, Compensation-Stock Compensation, the Company determines whether an award granted to its employees should be classified and accounted for as a liability award or equity award. The Company’s share-based compensation to its employees which are classified as equity awards are recognized in the combined and consolidated statements of comprehensive loss based on the grant date fair value. The Company’s share-based compensation to its employees which are classified as liability awards are recognized in the combined and consolidated statements of comprehensive loss based on the fair value at each reporting date until settlement.

In determining the fair value of the share options granted, the closing market price of the underlying shares on the grant date is applied.

Forfeitures are recorded in the current period of the combined and consolidated statements of loss when they are actually occurred.

For modification of share-based awards, the Company records the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards with any remaining unrecognized compensation expenses of the original awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

The Company has used the binomial model to estimate the fair value of the options granted under 2019 equity incentive plan, or the Plan. The fair value per option was estimated at the date of grant using the following weighted-average assumptions: The Company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD and adjusted for country risk premium of PRC at the option valuation date. The expected volatility at the date of grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future.

The Company measures the cost of non-employee services received in exchange for share-based compensation based on the fair value of the equity instruments issued. The Company measures the fair value of the equity instruments in these transactions using the share price and other measurement assumptions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or the date at which the counterparty's performance is complete. The Company’s share-based compensation to its non-employees are recognized in the combined and consolidated statements of comprehensive loss when its non-employees meet the performance target. The compensation expense is recognized on a straight-line basis over the vesting period.

(v) Net loss per share

Basic and diluted net loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of the ordinary shares outstanding during the period. During the years ended March 31, 2018, 2019 and 2020, given that the Company has no potentially dilutive ordinary shares, the basic and diluted net loss per share are the same for the years presented.

(w) Leases as lessee

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Company had leases of offices and warehouses under operating leases during the years ended March 31, 2018, 2019 and 2020.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessee are accounted for as capital leases. The Company leased several automatic equipment in the PRC during the years ended March 31, 2019 and 2020. The Company has determined the lease arrangement as capital lease under the criteria of ASC 840-10-25-1 and has measured a capital lease asset and lease obligation initially at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term..

(x) Comprehensive loss

Comprehensive loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Company’s comprehensive loss includes net loss and foreign currency translation adjustments and is presented in the combined and consolidated statements of comprehensive loss.

(y) Foreign currency translation

The Company’s reporting currency is RMB. The functional currency of ruhnn is the United States dollar (“US$”). The functional currency of the Company’s subsidiaries in PRC and Hong Kong is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

(z) Concentration and risks

A substantial portion of the Company's net revenue is generated from a limited number of KOLs through online stores operated in the names of KOLs and services provided through KOLs. For the years ended March 31, 2018, 2019 and 2020, net revenue generated from Yi Zhang accounted for 52%, 55% and 60% of total net revenue, respectively. There are no other KOL individually generating 10% or more of net revenue for the years ended March 31, 2018, 2019 and 2020.

There are no customers individually representing 10% or more of net revenue for the years ended March 31, 2018, 2019 and 2020. As of March 31, 2019, there was one customer that accounted for 29% of total accounts receivable. As of March 31, 2020, there was another customer that accounted for 15% of total accounts receivable.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Company places its cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality, and believes no significant credit exists. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

(aa) Foreign currency exchange rate risk

The Company is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (depreciation)/appreciation of the US$ against RMB was approximately (8.9)%, 7.1% and 11.8% for the years ended March 31, 2018, 2019 and 2020, respectively. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. A portion of cash and cash equivalents and short-term investments are denominated in US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$in the future.

(ab) Recently issued accounting pronouncements

New accounting pronouncements recently adopted

As an emerging growth company, the Company has elected to take advantage of the benefits of the extended transition period provided to emerging growth companies in Section 13(a) of the Exchange Act.

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which delays the effective date of ASU 2014-09 by one year. FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in evaluating whether it controls the good or the service before it is transferred to the customer. The new revenue recognition standard is effective for public and private entities for annual reporting periods beginning after December 15, 2017 and 2018, respectively, and interim periods therein, that is, the first quarter of the fiscal year 2020. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company adopted Topic 606 as of April 1, 2019 using the modified retrospective method. Refer to Note 2(o) above for further details.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities.” Under ASU 2016-01, entities no longer use the cost method of accounting as it was applied before and ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, a company can elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 is effective for public and private entities for fiscal years beginning after December 15, 2017 and December 15, 2018, respectively, and interim periods therein. The Company adopted ASU 2016-01 on April 1, 2019, and the adoption of ASU 2016-01 does not have any material impact on its combined and consolidated financial statements.

New accounting pronouncements not yet adopted

In February 2016, FASB issued ASU No. 2016-02, “Leases (Topic 842),” which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. In July 2018, FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” and ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements.” Topic 842 is effective for public entities and private entities for fiscal years beginning after December 15, 2018 and December 15, 2019, respectively, on a modified retrospective basis. The Company implemented Topic 842 on April 1, 2020 using a modified retrospective approach. As of March 31, 2020, the Company has RMB50.4 million of future minimum operating lease commitments that are not currently recognized on its combined and consolidated balance sheets. Based on the Company’s preliminary assessment, the Company will record a right-of-use asset and a total operating lease obiligation on its consolidated balance sheet of approximately RMB53.8million and RMB47.8million respectively upon the adoption.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” In November 2018, FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses,” which amends the scope and transition requirements of ASU 2016-13. Topic 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. Topic 326 will become effective for public companies beginning January 1, 2020, with early adoption permitted, on a modified retrospective approach. For all other entities, Topic 326 is effective for fiscal periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is currently evaluating the impacts that the standards will have on its combined and consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting: The amendments in this Update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees.” An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company does not expect ASU 2018-07 to have a material impact to the Company’s consolidated financial statements.

In August 2018, FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement,” which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. For all entities, the guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company does not expect a significant impact on its combined and consolidated financial statements.

In August 2018, FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract,” which requires an entity (customer) in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. It also requires the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, which includes reasonably certain renewals. This guidance will be effective for the Company for annual reporting periods beginning after December 15, 2021, on a retrospective or prospective basis and early adoption is permitted. The Company is currently evaluating the impact this guidance will have on its combined and consolidated financial statements and related disclosures.

In October 2018, FASB issued ASU No. 2018-17, “Consolidation (Topic 810)”, which amends two aspects of the related-party guidance in ASC 810. Specifically, ASU 2018-17 adds an elective private-company scope exception to the variable interest entity guidance for entities under common control, and amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. ASU 2018-17 is effective for public entities and private entities for fiscal years beginning after December 15, 2019 and 2020, respectively. The Company does not expect the adoption of this new standard to have any material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to general principles in Income Taxes (Topic 740). It also clarifies and amends existing guidance to improve consistent application. The new standard is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company does not expect the adoption of this new standard to have any material impact on its combined and consolidated financial statements.

3. Business combination

In December 2017, the Company acquired 100% equity interest of Weimai for a cash consideration of RMB6. Weimai primarily operates official accounts on WeChat, a widely used social medial platform in China, which are being used by the Company in promoting the KOLs.

The transaction was accounted as business combination with the purchase price allocated as follows:

Allocated value
(Amounts in thousands of RMB)
Assets acquired:
Cash	55
Prepaid expenses and other current assets	284
Intangible assets - Accounts in social media platforms	4,080
Goodwill	1,002
Total assets acquired	5,421
Liabilities assumed:
Accounts payable	1
Accrued expenses and other current liabilities	344
Notes payable	5,070
Total liabilities assumed	5,415
Total net assets acquired	6

The Company engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total cash consideration over the fair value of the net assets acquired was recorded as goodwill which is not amortized and not tax deductible. The acquisition was not material to the combined and consolidated financial statements for the year ended March 31, 2018, as such proforma results of operations are not presented.

4. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of March 31,
	2019	2020
	(Amounts in thousands of RMB)
Accounts receivable	29,832	63,643
Less: Allowance for doubtful accounts	(460)	(3,273)
Accounts receivable, net	29,372	60,370

The movement of allowance for doubtful accounts is shown below:

	Year Ended March 31,
	2019	2020
	(Amounts in thousands of RMB)
Beginning balance	(294)	(460)
Additions	(166)	(2,813)
Ending balance	(460)	(3,273)

The Company only offers credit terms to certain corporate customers for KOL sales and advertising services based on a number of factors to determine their creditworthiness.

5. Advances to suppliers

Advances to suppliers consists of the following:

	As of March 31,
	2019	2020
	(Amounts in thousands of RMB)
Advances to suppliers	42,145	32,628

The movement of allowance for doubtful accounts is shown below:

	Year Ended March 31,
	2019	2020
	(Amounts in thousands of RMB)
Beginning balance	(26,317)	-
Additions	-	(3,245)
Reversal	3,629	-
Write-offs	22,688	3,245
Ending balance	-	-

The Company was in dispute with one of its suppliers in 2018, and based on an assessment of the recoverability, the Company provided full provision against the advances paid to the supplier of RMB26,317 as of March 31, 2018. During the year ended March 31, 2019, the Company was able to recoup a portion of the advances to this supplier in the amount of RMB3,629. The remaining RMB22,688 of advances to this supplier that were previously fully provided has been written off in the year ended March 31, 2019.

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the followings:

	As of March 31,
	2019	2020
	(Amounts in thousands of RMB)
Value added tax recoverable	9,527	17,299
Prepaid rent	4,815	6,753
Advances to employees	7,319	3,851
Interest receivable	-	3,795
Receivable from KOLs	5,436	919
Others	5,872	4,695
Total	32,969	37,312

Receivable from KOLs represents customer payments initially kept in the online payment accounts under KOLs’ names, which will subsequently be transferred to the Company’s bank accounts within a short period of time.

7. Inventories

Inventories, consisted of the followings:

	As of March 31,
	2019	2020
	(Amounts in thousands of RMB)
Products	190,480	131,828
Raw materials	29,671	13,725
Inventories	220,151	145,553

The Company purchases raw materials such as fabric and buttons from various suppliers and outsources them to third party manufacturing companies for production and processing.

8. Property and equipment, net

Property and equipment, net, consisted of the followings:

	As of March 31,
	2019	2020
	(Amounts in thousands of RMB)
Buildings	125,692	148,168
General equipment	6,161	26,546
Leasehold improvements	2,399	8,592
Motor vehicles	1,394	2,344
Leased equipment under capital lease	12,826	12,826
Total cost	148,472	198,476
Less: Accumulated depreciation	(5,876)	(15,072)
Construction in Progress	3,475	-
Property and equipment, net	146,071	183,404

Depreciation of property and equipment was RMB1,945, RMB3,618 and RMB9,196 for the years ended March 31, 2018, 2019 and 2020, respectively.

In January 2019, the Company entered into a ten-year lease with a third-party lessor to lease several automatic equipment in the PRC. The Company has determined the lease arrangement should be accounted for as a capital lease under the criteria of ASC 840-10-25-1.

As of March 31, 2019 and 2020, the net value of the equipment under capital lease was:

	As of March 31,
	2019	2020
	(Amounts in thousands of RMB)
Equipment	12,826	12,826
Less: Accumulated depreciation	(321)	(1,599)
Leased equipment under capital lease	12,505	11,227

In June 2020, the Company terminated this capital lease contract as a result of the government expropriation plan.

9. Intangible assets, net

Intangible assets, net consist of the following:

	As of March 31,
	2019	2020
	(Amounts in thousands of RMB)

Exclusive cooperation rights(1)	103,000	103,000
Accounts in social media platforms	4,080	4,080
Trademarks and software	585	802
Total	107,665	107,882
Accumulated amortization:
Exclusive cooperation rights	(1,717)	(22,317)
Accounts in social media platforms	(1,360)	(2,380)
Trademarks and software	(131)	(618)
Total	(3,208)	(25,315)
Intangible assets, net	104,457	82,567
(1)

Represents exclusive cooperation rights with Yi Zhang primarily in online sales of women apparel products that has a contractual period of the later of five years after the completion of the IPO or when Yi Zhang’s beneficial interest in the Company falls below 5%. See Note 15 below for details.

Amortization expense was RMB340, RMB2,868 and RMB22,107 for the years ended March 31, 2018, 2019 and 2020, respectively. Estimated amortization expense of the existing intangible assets for the next five years is RMB21,698, RMB21,327, RMB20,623, RMB18,889 and RMB30.

10. Long-term investments

Long-term investments consist of the following:

	As of March 31,
	2019	2020
	(Amounts in thousand of RMB)
Equity method investee:
Damei	-	-
Equity securities without readily determinable fair value:
Zhiyi	7,600	7,600
Duomai	-	80,036
Total	7,600	87,636

In December 2016, the Company entered into an agreement to establish an e-commerce company, Damei Fashion (Shanghai) Culture Media Co., Ltd. (“Damei”) with Shanghai Kuailexun Advertising Promulgation Company Limited (“Kuailexun”) and an individual shareholder with an initial investment of RMB4,100. The Company holds 41% equity interest shares while Kuailexun and the individual shareholder holds the rest 49% and 10% shares, respectively. The Company accounted for the investment in Damei under the equity method as the Company has the ability to exert significant influence. The Company recognized RMB1,530, RMB977 and nil in its share of loss from equity method investments in the combined and consolidated statements of comprehensive loss for the years ended March 31, 2018, 2019 and 2020, respectively. As of the reporting date, Damei has been fully liquiditated and the Company received a net consideration of RMB26.

In January 2018, the Company established Hangzhou Zhiyi Technology Co., Ltd. (“Zhiyi”) together with two individual shareholders. Zhiyi is a technology company which the Company contributed RMB190 and owned equity interest of 19%. The Company accounted for the investment in Zhiyi initially under the equity method as the Company has the ability to exert significant influence. The Company recognized its share of loss from equity method investments of RMB77 and RMB113 in the combined and consolidated statements of comprehensive loss for the years ended March 31, 2018 and 2019. As the Company continued to report losses on the investment, the investment was reduced to zero and equity method losses ceased being reported.

In September 2018, the Company’s equity interest in Zhiyi was diluted to 15.2% resulting from additional investment provided by third party investors. As a result of this transaction, the Company lost its ability to exert significant influence over Zhiyi. Therefore, the Company discontinued applying equity method on the investment in Zhiyi and recorded it as a cost-method investment. A deemed gain of RMB7,600 was recorded as the Company de-recognized the equity method investment during the year ended March 31, 2019.  The investment was classified as investment in equity security without readily determinable fair value upon adoption of ASUS 2016-01 in the year ended March 31, 2020.

In June 2019, the Company acquired an aggregate of 8% equity interest of Hangzhou Duomai E-Commerce Co.,Ltd. (“Duomai”), which is listed on National Equities Exchange and Quotations (“NEEQ”) in the PRC, for a total consideration of RMB80,036. Duomai mainly provides performance-based online marketing services with over 10 years’ experience. The investment was classified as investment in equity securities without readily determinable fair value.

There was no impairment on long-term investments as of March 31, 2019 and 2020.

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2019	2020
	(Amounts in thousands of RMB)
Professional fees accrual and payable	-	10,971
Value added tax payable	14,854	6,959
Deferred revenue	3,576	3,690
Other tax payables	1,905	378
Current portion of capital lease liabilities	935	993
Leasehold improvements payable	200	3,981
Others	2,569	3,070
Total	24,039	30,042

12. Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Ruhnn (Hong Kong) Limited and YiHnn (Hong Kong) Limited (“YiHnn HK”) are incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) and are subject to Hong Kong profits tax at the rate of 16.5% on their activities conducted in Hong Kong. They may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. On April 1, 2018, a two-tiered profits tax regime was introduced. The profits tax rate for the first HK $2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries, its VIE and subsidiaries of VIE in the PRC are subject to statutory rate of 25%. According to Caishui 2019 No. 13, Yishang was certified as a “Small Low-profit Enterprise”, which was entitled to a preferential tax rate of 10%.

For the years ended March 31, 2018, 2019 and 2020, income tax expense was RMB15,843, RMB10,413 and RMB8,724, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has no deferred tax liabilities. The Company’s deferred tax assets were as follows:

	As of March 31,
	2019	2020
	(Amounts in thousands of RMB)
Deferred tax assets:
Net operating loss carry-forward	28,473	37,530
Write-off of inventory	26,470	24,413
Provision for allowance of doubtful accounts	202	819
Advertising fees	1,522	1,562
Other deductible expenses	2,795	339
Total deferred tax assets	59,462	64,663
Valuation allowance on deferred tax assets	(59,462)	(64,663)
Net deferred income tax	-	-

As of March 31, 2020, tax loss carry forwards amounted to RMB198,676 of which nil, nil, RMB14,881, RMB58,495 and RMB125,300 will expire in 2021, 2022, 2023, 2024 and 2025, respectively. The Company operates its business through its subsidiaries and VIE. The Company does not file consolidated tax returns, therefore, losses from any individual subsidiary or VIE may not be used to offset earnings from other subsidiaries and VIE earnings within the Company.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Company has provided full valuation allowance for the deferred tax assets as of March 31, 2019 and 2020, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. There was an increase of RMB10,915 and RMB5,201 in valuation allowance for the years ended March 31, 2019 and 2020.

Aggregate accumulated deficit of the Company’s VIE and subsidiaries located in the PRC was approximately RMB181,186, RMB181,993 and RMB212,512 as of March 31, 2018, 2019 and 2020, respectively.

Reconciliations of the differences between PRC statutory income tax rate and the Company’s effective income tax rate for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Year Ended March 31,
	2018	2019	2020
	%	%	%
Statutory income tax rate	25	25	25
Expenses not deductible for tax purposes	(5)	(6)	(6)
Change in valuation allowance	(40)	(15)	(11)
Tax effect relating to forgiveness of payables(1)	-	(17)	-
Effect of tax rate in different tax jurisdictions	-	-	(23)
Effect of tax-free interest income	-	-	4
Others	(2)	(1)	1
Effective tax rate	(22)	(14)	(10)

(1)	Represents tax effect relating to waived payables due to Hangzhou Ruhnn. Forgiveness of payables is treated as taxable income under PRC tax regulations.

13. Net loss per share

Basic and diluted net income per share for each of the years presented are calculated as follows:

	Year Ended March 31,
	2018	2019	2020
	(Amounts in thousands of RMB, except share data)
Numerator:
Net loss	(89,954)	(84,923)	(97,793)
Less: Net income (loss) attributable to non-controlling interest	14,051	(11,677)	(5,302)
Net loss attributable to ruhnn	(104,005)	(73,246)	(92,491)
Denominator:
Weighted average ordinary shares outstanding:
Basic and diluted	319,406,760	321,584,804	415,523,933
Net loss per ordinary share:
Basic and diluted	(0.33)	(0.23)	(0.22)
Net loss per ADS (each ADS represents five ordinary shares):
Basic and diluted	(1.63)	(1.14)	(1.11)

As of March 31, 2020, the Company had 12,057,070  outstanding share options, which was excluded from the computation of diluted earnings per share as its effects would have been anti-dilutive.

14. Ordinary shares

As of March 31, 2019, the number of authorized ordinary shares was 1,000,000,000, with a par value of US$0.000000001 per share, of which, 363,572,659 shares were issued and outstanding.

On April 3, 2019, the Company adopted a dual-class ordinary share structure, pursuant to which, all the authorized ordinary shares were reclassified and re-designated into Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and shall not be converted into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof.

15. Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company’s combined and consolidated balance sheets and have been separately disclosed in the Company’s combined and consolidated financial statements to distinguish the interests from that of the Company.

The Company’s non-controlling interest was negative RMB1,256 and RMB6,558 as of March 31, 2019 and 2020, respectively, which was related to Xinhan, a subsidiary the Company owned 65%. The movement of the non-controlling interest were as follows:

	Xinhan	Hangzhou Dayi	Total
	(Amounts in thousands of RMB)
Balance as of March 31, 2018	-	18,477	18,477
Net loss	(1,256)	(10,421)	(11,677)
Dividend paid to non-controlling interests holders	-	(17,150)	(17,150)
Acquisition of non-controlling interest	-	9,094	9,094
Balance as of March 31, 2019	(1,256)	-	(1,256)
Net loss	(5,302)	-	(5,302)
Balance as of March 31, 2020	(6,558)	-	(6,558)

As of March 31, 2018, there was non-controlling interest balance related to Hangzhou Dayi of RMB18,477. On June 28, 2018, the Company declared dividend distribution plan of Hangzhou Dayi before the Company’s acquisition of its non-controlling interests. According to the distribution plan, RMB17,150 was distributed to Wunai Yidui among which RMB17,035 had been paid on September 2018 and the remaining amount of RMB115 was distributed to Wunai Yidui on June 2019.

On March 5, 2019, the Company entered into an agreement with Yi Zhang, one of the Company’s top KOLs and a shareholder, whereby the Company issued 44,165,899 ordinary shares to her in exchange for her 49% non-controlling equity interest in Hangzhou Dayi and the exclusive cooperation rights with her in online sales of women apparel products until the later of five years after the completion of the IPO or when her beneficial interest in the company falls below 5%. The fair value of shares issued to Yi Zhang had been allocated to the acquisition of the non-controlling interest of Hangzhou Dayi and exclusive cooperation rights at RMB656,000 and RMB103,000, respectively, which were determined with the assistance of a third-party valuer. The carrying value of non-controlling interest relating to Hangzhou Dayi at the date of the exchange was negative RMB9,094. A loss of RMB665,094 was resulted from the acquisition of the non-controlling interest as the excess of the fair value consideration paid of RMB656,000 based on shares issued over the adjustment to the carrying amount of the non-controlling interest of negative RMB9,094. The Company accounted for the transaction by recording issuance of shares in fair value of RMB656,000, the loss of RMB665,094 resulted in the acquisitions of non-controlling interest of Hangzhou Dayi in additional paid-in capital with a credit to the non-controlling interest account in the amount of RMB9,094 effectively reversing out the previous carrying amount of non-controlling interest before the acquisition.

16. Related party transactions

The table below sets forth major related parties and their relationships with the Company:

Company Name	Relationship with the Company
Hangzhou Ruhnn	Parent Company prior to Equity Restructuring
Yi Zhang	Shareholder of the Company
Dayi (Shanghai) Film Culture Studio (“Dayi Studio”)	Controlled and owned by Yi Zhang
Shanghai Xiuxi Culture Communication Studio (“Xiuxi Studio”)	Controlled and owned by Yi Zhang
Hangzhou Wunai Yidui Trade Co., Ltd. (“Wunai Yidui”)	Controlled and owned by Yi Zhang
Shanghai Menglei Corporation Management Center (“Menglei”)	Controlled and owned by Yi Zhang
Shanghai Mengqin Corporation Management Center (“Mengqin”)	Controlled and owned by Yi Zhang
Shanghai Mengxiang Corporation Management Center (“Mengxiang”)	Controlled and owned by Yi Zhang
Daohua Mama Culture Communication Studio (“Daohua Mama”)	Controlled and owned by Sijia Chen, spouse of Min Feng, founder and chairman of the Company

The Company entered into the following transactions with its related parties:

During the year ended March 31, 2020, the Company engaged KOL services from Dayi Studio, Menglei, Mengqin, Mengxiang and Daohua Mama with service expenses of RMB24,437, RMB18,794, RMB18,794, RMB18,794 and RMB9,958, respectively.

During the year ended March 31, 2019, the Company engaged KOL services from Dayi Studio and Xiuxi Studio with service expenses of RMB21,378 and RMB42,436, respectively.

During the year ended March 31, 2018, the Company engaged KOL services from Dayi Studio with service expenses of RMB42,111.

During the year ended March 31, 2019, Hangzhou Ruhnn sold buildings and related leasehold improvements at an amount of RMB125,398 to Hanyi E-Commerce. The amount had been fully paid during the year ended March 31, 2020.

On October 4, 2018, as part of the Equity Restructuring, Hangzhou Ruhnn waived payables in the amount of RMB50,233 which were incurred in relation to payroll expenses paid to certain employees on behalf of the Company. The amounts due to Hangzhou Ruhnn waived in connection with the Equity Restructuring were recorded as a capital contribution in additional paid-in capital on the combined and consolidated statements of shareholders’ deficits.

In March 2019, in order to acquire the remaining ownership of Hangzhou Dayi, and convert it from a 51%-owned subsidiary to a wholly owned subsidiary of Hanyi E-Commerce, the Company entered into the following agreements with Yi Zhang, one of the top KOLs of the Company, and her affiliated entities: (i) an equity interest transfer agreement pursuant to which Hangzhou Wunai Yidui Trade Co., Ltd. agreed to transfer 49% equity interest in Hangzhou Dayi to Hanyi E-Commerce; and (ii) a share purchase agreement pursuant to which the Company agreed to issue 44,165,899 ordinary shares, which have been re-designated to Class A ordinary shares, to China Himalaya Investment Limited, a company wholly owned by Yi Zhang. The fair value of shares issued to Yi Zhang had been allocated to the acquisition of the noncontrolling interest of Hangzhou Dayi and exclusive cooperation rights at RMB656,000 and RMB103,000, respectively, which were determined with the assistance of a third party valuation company. These transactions were completed in the same month. In connection with these transactions, Yi Zhang also agreed to continue her exclusive cooperation with the Company in online sales of women apparel products until the later of five years after the completion of the initial public offering or when her beneficial interests in the company fall below 5%.

As of March 31, 2019 and 2020, details of amounts due to related parties were as follows:

	As of March 31,
	2019	2020
	(Amounts in thousands of RMB)
Amounts due to:
Hangzhou Ruhnn(1)	559,869	-
Xiuxi Studio(2)	14,500	-
Dayi Studio(2)	-	6,889
Menglei(2)	-	3,382
Mengqin(2)	-	3,382
Mengxiang(2)	-	3,382
Daohua Mama(3)	-	572
Wunai Yidui	490	490
Total	574,859	18,097

(1)

Includes loan payable of RMB434,471 as of March 31, 2019. Interest due under these related party loans are waived by Hangzhou Ruhnn. Interest expenses to Hangzhou Ruhnn were nil for both years ended March 31, 2019 and 2020. As of March 31, 2020, Hanyi E-Commerce fully repaid the amount due to Hangzhou Ruhnn as part of the Equity Restructuring. See Note 1.

(2)	Represents service fee payable for KOL services to Yi Zhang.
(3)	Represents service fee payable for KOL services to Sijia Chen.

17. Commitments and contingencies

(a) Operating lease obligations

The Company leases certain office and warehouse premises under operating leases. The term of each lease agreement varies and may contain renewal options. Rental payments under operating leases are charged to operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the years ended March 31, 2018, 2019 and 2020 were RMB12,476, RMB19,957 and RMB21,540, respectively.

Future lease payments under operating leases as of March 31, 2020 were as follows:

(Amounts in thousands of RMB)
2021	14,902
2022	12,204
2023	11,179
2024	8,404
2025 and thereafter	3,755
Total	50,444

In June 2020, the Company terminated certain warehouse lease contracts in Haining as a result of the government expropriation plan. Meanwhile, the Company entered into new warehouse lease contracts with third-party landlords in Haining and Hangzhou.

(b) Capital commitment

As of March 31, 2020, the Company has several contracts with third party suppliers for the decoration of buildings. The related capital commitments as of March 31, 2020 amounted to RMB7,870, which is expected to be disbursed during the next twelve months.

(c) Contingencies

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have a material effect on its business or financial condition.

Starting in September 2019, the Company, certain directors and officers of the Company, and the underwriters of the Company's initial public offering in April 2019 have been named as defendants in a putative securities class action. Management of the Company believes that the claims are without merit and intends to defend vigorously.

18. Share-based compensation

 The Company adopted the 2019 equity incentive plan in March 2019 (the “Plan”), which became effective upon the completion of our initial public offering and pursuant to which equity-based awards may be granted to eligible participants. The purpose of the Plan is to attract and retain the services of key personnel and to provide means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which may be measured by reference to the value of Class A ordinary shares. The maximum aggregate number of Shares that may be subject to Awards under the Plan is 8% of the total outstanding number of ordinary shares as reflected on the register of members of the Company immediately following the completion of the IPO which is 413,572,659 shares, plus one or several increases during the term of the Plan by an amount equal to such number of Shares as may be determined by the Board, provided, however, that (i) the aggregate number of Shares increased in each fiscal year shall not be more than 3% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year and (ii) the aggregate number of Shares increased during the term of the Plan shall not be more than 6% of the total number of ordinary shares issued and outstanding on the last day of the fiscal year immediately preceding the most recent increase. The board of directors have authorized issuance of up to 33,085,812 shares. The term of the option shall not exceed ten years from the date of grant.

Share options

During the year ended March 31, 2020, ruhnn granted 19,437,630 and 570,000 share options to employees and consultants, respectively. These share options have an exercise price of USD0.01 which includes 9,451,055 share options that vested immediately upon grant. The remaining share options have vesting periods ranging from 2 to 3 years. Share options granted to consultants are also subject to certain performance criteria relating to the net revenue target in the first year of the three vesting years’ period. Ruhnn also granted 200,000 share options to the independent directors under the Plan, which have an exercise price of US$1.24 per share and vest ratably over three years. The weighted-average grant-date fair value of the options granted in 2019 were RMB4.96 (US$0.70) per share.

The Company used the binomial model to estimate the fair value of the options granted under the Plan. The fair value per option was estimated at the date of grant using the following weighted-average assumptions: The Company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD and adjusted for country risk premium of PRC at the option valuation date. The expected volatility at the date of grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term. Ruhnn has never declared or paid any cash dividends on its capital stock, and does not anticipate any dividend payments in the foreseeable future.

Year Ended March 31, 2020
Risk-free interest rate	1.54%-2.54%
Contract life	10 years
Expected volatility range	37.99%-56.8%
Expected dividend yield	-
Fair value of the underlying shares on the date of option grants (US$)	0.31-1.06

A summary of option activity under the 2019 equity plan during the year ended March 31, 2020 is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value of options
		US$	(Years)	(US$ in thousands)
Outstanding as of March 31, 2019	-	-		-
Granted	20,207,630	0.02		-
Forfeited	(766,575)	0.01		-
Exercised	(7,383,985)	0.01		-
Outstanding as of March 31, 2020	12,057,070	0.03	9.4	10,220
Options vested and expected to vest as of March 31, 2020	12,057,070	0.03	9.4	10,220
Options exercisable as of March 31, 2020	2,067,070	0.01	9.4	1,794

The aggregate intrinsic value amounts in the table above represent the difference between the closing price of the ruhnn’s ADS on March 31, 2020 of US$4.39, adjusted for the price per ordinary share, and the exercise price, multiplied by the number of in-the-money stock options as of the same date.

As of March 31, 2020, there was RMB40,257 of total unrecognized compensation expense related to unvested share options granted. That cost is expected to be recognized over a weighted-average period of 2.3 years.

Ruhnn recorded compensation expense of nil, nil and RMB55,351 for share options for the years ended March 31, 2018, 2019 and 2020, respectively. Share-based compensation were allocated in the following accounts in the combined and consolidated statements of comprehensive loss for the fiscal year ended March 31, 2020:

Year Ended March 31, 2020
(Amounts in thousands of RMB)
Fulfillment expenses	1,641
Sales and marketing expenses	10,221
General and administrative expenses	43,489
Total	55,351

19. Segment information

The Company has only one reportable segment since the Company does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by its nature as a whole.

The Company’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the combined and consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole. The Company does not distinguish among markets or segments for the purpose of internal reports.

Product sales relate to sales of apparel, cosmetics and other products.

	Year Ended March 31,
	2018	2019	2020
	(Amounts in thousands of RMB)
Apparel	727,053	779,641	908,937
Cosmetics	111,814	99,375	29,182
Other product sales	73,645	63,765	54,484
Product sales	912,512	942,781	992,603
Services	35,068	150,657	303,247
Total net revenue	947,580	1,093,438	1,295,850

The Company mainly operates in the PRC and most of the Company’s long-lived assets are located in the PRC. Most of the Company’s revenues are derived from the PRC.

20. Mainland China contribution plan

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB32,332, RMB31,130 and RMB31,099 for the years ended March 31, 2018, 2019 and 2020, respectively.

21. Restricted net assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and additional paid-in capital of the Company’s PRC subsidiaries, affiliates and VIEs. As of March 31, 2019 and 2020, the total restricted net assets were RMB22,436 and RMB733,239.

22. Subsequent events

On April 13, 2020, the board of directors of the Company approved the grant of an aggregate of 3.2 million share options to its employees, with an exercise price of $0.01 per share and vesting periods ranging from two to four years.

Ruhnn announced a share repurchase program approved by the board of directors on June 2, 2020, under which ruhnn may repurchase up to US$15.0 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months from the date hereof. Ruhnn has made repurchases of an aggregate of 0.8 million ADSs, at an average price paid per share of US$3.46, with US$2.9 million in total, up to August 7, 2020.

Beginning in April 2020, one of our top KOLs, who contributed more than 50% of the Company’s total net revenue for each of the year ended March 31, 2018, 2019 and 2020, has experienced a significant decrease in the product sales generated from the online stores under her name. As a result, the Company has experienced a decline in product sales as of the date of this report. The Company is in the process of assessing the continuing impacts to its operations and potential impairment on the intangible asset relating to the exclusive cooperation rights with this KOL.

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

RUHNN HOLDING LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	March 31, 2019	March 31, 2020
	RMB	RMB	US$ (Note 2)
ASSETS:
Current Assets:
Cash and cash equivalents	1	14,240	2,011
Advances to suppliers	553	-	-
Prepaid expenses and other current assets	-	117	17
Total current assets	554	14,357	2,028
Amounts due from subsidiaries and consolidated VIEs	1,717	1,333,084	188,266
Intangible assets, net	101,283	80,683	11,395
TOTAL ASSETS	103,554	1,428,124	201,689
LIABILITIES AND SHAREHOLERS' (DEFICIT) EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	-	6,813	962
Amounts due to subsidiaries and consolidated VIEs	9,143	22,370	3,159
Total current liabilities	9,143	29,183	4,121
Deferred income	-	10,033	1,417
Deficits of investments in subsidiaries and consolidated VIEs	185,001	204,588	28,893
Total liabilities	194,144	243,804	34,431
Shareholders' (deficit) equity:
Ordinary shares (US$0.000000001 par value; 1,000,000,000 shares authorized, 363,572,659 shares issued and outstanding as of March 31, 2019)	-	-	-
Class A ordinary shares (US$0.000000001 par value; 822,665,750 shares authorized, 246,122,394 shares issued and outstanding as of March 31, 2020)	-	-	-
Class B ordinary shares (US$0.000000001 par value; 177,334,250 shares authorized, 174,834,250 shares issued and outstanding as of March 31, 2020)	-	-	-
Additional paid-in capital	701,041	1,504,848	212,525
Subscription receivable	(558,996)	-	-
Accumulated deficit	(232,635)	(325,126)	(45,916)
Other comprehensive income	-	4,598	649
Total ruhnn shareholders' (deficit) equity	(90,590)	1,184,320	167,258
Total shareholders' (deficit) equity	(90,590)	1,184,320	167,258
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	103,554	1,428,124	201,689

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

RUHNN HOLDING LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	Year Ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2)
Operating expenses:
General and administrative	-	(98)	(13,760)	(1,943)
Loss from operations	-	(98)	(13,760)	(1,943)
Other income (loss):
Interest income	-	-	284	40
Other income, net	-	-	2,162	305
Foreign exchange loss	-	-	(30)	(4)
Equity in losses of subsidiaries and consolidated VIEs	(104,005)	(73,148)	(81,147)	(11,460)
Net loss	(104,005)	(73,246)	(92,491)	(13,062)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	4,598	649
Comprehensive loss	(104,005)	(73,246)	(87,893)	(12,413)

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

RUHNN HOLDING LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years Ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2)
Net cash provided by (used in) operating activities	-	1	(17,510)	(2,473)
Net cash used in investing activities	-	-	(1,292,965)	(182,602)
Net cash provided by financing activities	-	-	1,324,438	187,047
Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	-	276	39
Increase in cash and cash equivalents and restricted cash	-	1	14,239	2,011
Cash, cash equivalents and restricted cash at beginning of year	-	-	1	-
Cash, cash equivalents and restricted cash at end of year	-	1	14,240	2,011

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

RUHNN HOLDING LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

(1)

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

(2)

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

(3)

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

(4)

For the years ended March 31, 2019 and 2020, there are no material contingencies, mandatory dividend, and significant provisions for long-term obligations or guarantees of the parent company, except for those which have separately disclosed in the consolidated financial statements.

(5)

Translations of balances in the additional financial information of the financial statements schedule I from RMB into US$ as of and for the year ended March 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.0808, as set forth H.10 statistical release of the Board of Governors of the Federal Reserve System. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on March 31, 2020, or at any other rate.

(6)

The restrictions of net assets in the Company’s consolidated subsidiaries only apply after the incorporation of Ruhnn Holding Limited which was on May 11, 2018. The prior periods were presented in accordance with Note 2 for comparative purposes. See Note 1 of the Company’s audited consolidated financial statements for the history of the Company and the equity restructuring transactions that formed Ruhnn Holding Limited.